SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

August 17, 2016

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Materials for the Annual General Meeting of Shareholders.

Rosh Ha’ayin, Israel
August  18, 2016

PARTNER COMMUNICATIONS COMPANY LTD.

NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a general meeting of shareholders constituting an Annual General Meeting (the “AGM”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) will be held on Wednesday, September 28, 2016 at 14:00 (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof.

It is proposed at the AGM to adopt the following resolutions:

(1)	to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

(2)	to discuss the auditor’s remuneration for the year ended December 31, 2015, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2015;

(3)	to discuss the Company’s audited financial statements for the year ended December 31, 2015 and the report of the Board of Directors for such period;

(4)	to re-elect the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Ori Yaron, Mr. Yehuda Saban,Mr. Arie (Arik) Steinberg and Mr. Barak Pridor (the "Appointed Directors") to approve (or to approve and ratify, as the case may be) the compensation of several directors; to approve that these directors will continue to benefit from the Company's existing D&O insurance policy; to approve that the directors who have indemnification letters will continue to benefit from the indemnification thereunder; to approve and ratify (subject to the adoption of Resolution 5) that Mr. Barak Pridor will benefit from the indemnification under said resolution; and that the Company's directors be granted a new indemnification and release letter that includes, inter alia, release provisions subject to the adoption of Resolution 7;

(5)	to approve and ratify the grant of an indemnification letter to Mr. Barak Pridor;

(6)	to approve amendments to provisions of the Company’s Articles of Association regarding insurance, indemnification and release;

(7)	to approve a new indemnification and release letter to the Company's Office Holders; and

(8)	to approve a new Compensation Policy for the Company's Office Holders.

The vote of the holders of a majority of the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) participating in the AGM and voting on the matter is required for the approval of any of items 1, 4(i) and 4(iii) on the agenda. No vote is required in connection with the discussion of items 2-3 on the agenda.

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of any of items 4(ii), 5  7 and 8 and; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”), including section 268 thereof, “Controlling Parties”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of the pertinent item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

The vote of the holders of at least seventy five percent (75%) of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item 6 on the agenda; provided, that one of the following conditions is also fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not having a Personal Interest in the approval of the item participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

Only shareholders of record at the close of business on August 23, 2016 (the “Record Date”) will be entitled to participate in and vote at the AGM, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the AGM in person.

The Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended, state that shareholders who will not attend the AGM in person may vote with respect to items 4-8 on the agenda by completing the second part of the Hebrew form of the Deed of Vote (ktav hatzba'a). For the shareholders' convenience, items 1-3 and on the agenda are also included in the Deed of Vote (although said items are not subject to the provisions of such regulations), and an English convenience translation of the Deed of Vote is included. Under such regulations, the shareholders may also submit a position notice (hoda'at emda) to the Company’s offices (envelope marked clearly as “position notice”, to the Company Secretary, at the address stated above) in respect of items 4-8 on the agenda, no later than ten (10) days before the AGM meeting date (September 18, 2016). The deadline for submission of the Board of Directors’ response to such position notices is September 23, 2016. Changes to the AGM agenda may be made after the filing of the Deed of Vote, including by adding an item to the agenda following a shareholder request (in accordance with Section 66(b) to the Israeli Companies Law) submitted to the Company no later than August 25, 2016 (seven (7) days following the date of filing the attached Proxy Statement), all in accordance with an amendment to the Israeli Companies Regulations (Notice and advertisement regarding a general meeting and a class meeting in a public company and the addition of an item to the agenda) (2000). In such case, the Company will file an amended agenda and an amended Deed of Vote no later than September 1, 2016. The filing of an amended agenda will not require the change of the Record Date as set forth above and in the attached Proxy Statement. The Hebrew form of the Deed of Vote, the amended agenda and the amended Deed of Vote (both, if any) and position notices are or will be available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il; and an English convenience translation of the documents is available on Form 6-K at the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml.

Shareholders who will not attend the AGM in person are requested to complete, date and sign the aforementioned form of Deed of Vote distributed herewith (or the amended Deed of Vote, if any) (either the Hebrew or the English version) and to return it promptly (and in any event at least four (4) hours prior to the time of the AGM) to the Company at its address above or use the electronic voting system for shareholder meetings of publicly listed Israeli companies via its MAGNA system, following a registration process, no later than four (4) hours before the time fixed for the AGM. The shareholders are requested to vote only once, either by sending the Deed of Vote (the Hebrew version or the English version, but not both) or by electronic voting. If a shareholder votes both ways, the vote shall be disqualified.

The Company’s Articles of Association also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a Deed of Vote) at the AGM, by means of a Deed of Authorization in the form attached to this Proxy Statement, so long as the Deed of Authorization is delivered to the Company at least four (4) hours prior to the time of the AGM. Shareholders may revoke their Deeds of Authorization by a written notice received at the Company’s offices prior to the commencement of the AGM, and vote their shares in person.

Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the AGM, or who have delivered to us a Deed of Vote, will constitute a lawful quorum at the AGM. Should no lawful quorum be present one half hour following the time set for the AGM, the AGM shall be adjourned to Wednesday, October 5, 2016, at the same time and place.

A shareholder is entitled to contact the Company directly and receive the text of the Deed of Vote (ktav hatzba'a) (or the amended Deed of Vote, if any) and the Position Notices (hodaot emda) (if any).

A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “Exchange”), is required to prove his share ownership to vote at the AGM. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that Exchange member and is entitled to receive the ownership certificate in the branch of the Exchange member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

A shareholder, whose shares are registered with an Exchange member, is entitled to receive from the Exchange member who holds the share on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the Deed of Vote (or the amended Deed of Vote, if any) and to the Position Notices (if any) posted on the Israel Securities Authority website, unless the shareholder notified that he is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

For information regarding compensation on an individual basis for the Company's five Office Holders with the highest compensation for the year 2015, please see the Company's Annual Report on Form 20-F for the year ended December 31, 2015 “Item 6. Directors, Senior Management and Employees - Item 6B. Compensation” at http://www.sec.gov/Archives/edgar/data/1096691/000117891316004683/0001178913-16-004683-index.htm

Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9 a.m. to 5 p.m. (Israel time), following prior coordination at telephone number +972-54-7814191.

By Order of the Board of Directors Nomi Sandhaus, Adv. Company Secretary

PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street

Rosh Ha’ayin 4810302, Israel

     PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) in connection with the solicitation by the Board of Directors of proxies for use at a general meeting of shareholders constituting an Annual General Meeting (the “AGM”), to be held on Wednesday, September 28, 2016 commencing at 14:00 (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournment thereof.

It is proposed at the AGM to adopt the following resolutions:

(1)	to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

(2)	to discuss the auditor’s remuneration for the year ended December 31, 2015, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2015;

(3)	to discuss the Company’s audited financial statements for the year ended December 31, 2015 and the report of the Board of Directors for such period;

(4)	to re-elect the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Ori Yaron, Mr. Yehuda Saban,Mr. Arie (Arik) Steinberg and Mr. Barak Pridor (the "Appointed Directors") to approve (or to approve and ratify, as the case may be) the compensation of several directors; to approve that these directors will continue to benefit from the Company's existing D&O insurance policy; to approve that the directors who have indemnification letters will continue to benefit from the indemnification thereunder; to approve and ratify (subject to the adoption of Resolution 5) that Mr. Barak Pridor will benefit from the indemnification under said resolution; and that the Company's directors be granted a new indemnification and release letter that includes, inter alia, release provisions subject to the adoption of Resolution 7;

(5)	to approve and ratify the grant of an indemnification letter to Mr. Barak Pridor;

(6)	to approve amendments to provisions of the Company’s Articles of Association regarding insurance, indemnification and release;

(7)	to approve a new indemnification and release letter to the Company’s Office Holders; and

(8)	to approve a new Compensation Policy for the Company's Office Holders;

A form of a Deed of Vote (Hebrew and English versions) for use at the AGM (either the Hebrew or the English version) is distributed herewith (or an amended Deed of Vote (if any) will be filed). With respect to Items 4-8 on the agenda, the Deed of Vote shall also be deemed as a Deed of Vote (Ktav Hatzba'a) under the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) and Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended. Shareholders may withdraw their Deed of Vote by contacting the Company at its address above and duly proving their identity, at least 24 hours prior to the AGM and vote their shares in person. Ordinary Shares represented by any Deed of Vote in the Hebrew or the English version distributed herewith (or the amended Deed of Vote, if any), if properly executed and delivered to the Company at the address above at least four (4) hours prior to the time of the AGM or if voted electronically, no later than four (4) hours before the time fixed for the AGM, will be voted as indicated on the form.

In parallel to distribution of this Notice and Proxy Statement, the afore-mentioned Hebrew version of the Deed of Vote (ktav hatzba'a) per Israeli requirements and an English version of the Deed of Vote will be distributed among the shareholders. The shareholders are requested to send only one version of the Deed of Vote (the Hebrew version or the English version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company Secretary), the vote shall be disqualified.

Proxies for use at the AGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on August 23, 2016 will be entitled to participate in and vote at the AGM. Proxies are being distributed to shareholders on or about August 18, 2016; however, certain of our officer holders, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. Partner will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On August 17, 2016, the Company had outstanding 158,988,184 Ordinary Shares, excluding 1,582,215 treasury shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the AGM.

Registered joint holders of shares should take note that, pursuant to the Company's Articles of Association, only the first named joint holder of any share shall vote, either in person, by proxy or by Deed of Vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholders Register.

Holders of ADSs are not registered in the Company’s Shareholders Register but may instruct the Depositary, Citibank, N.A., as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their ADSs in the manner and to the extent provided in the Depositary Agreement governing the ADSs.

ITEMS 1 AND 2

RE-APPOINTMENT OF AUDITOR AND DISCUSSION OF ITS REMUNERATION

Under the Israeli Companies Law and the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s auditor, and the Board of Directors is authorized to determine the auditor’s remuneration. Under the Company’s Articles of Association, the Board of Directors is required to report the auditor’s remuneration to the shareholders and the shareholders are required to discuss that report. In addition, the approval by the Audit Committee of the auditor’s re-appointment and remuneration is required under the Nasdaq Corporate Governance Rules.

The Audit Committee has approved, and the Board of Directors has recommended, to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of the PricewaterhouseCoopers International Limited group (“Kesselman & Kesselman”), as auditor of the Company for the period ending at the close of the next annual general meeting.

The Audit Committee and the Board of Directors have determined that the remuneration of Kesselman & Kesselman, the Company’s auditor, for the year ended December 31, 2015, and its affiliates will be NIS 2,265 thousand for audit fees (including SOX audit), NIS 441 thousand for audit-related fees, and NIS 436 thousand for tax fees. Partner has agreed to indemnify Kesselman & Kesselman and their personnel from any and all third party claims, liabilities, costs and expenses, including reasonable attorney’s fees, arising from or relating to services rendered under the Tax Services engagement letter for the year 2015, except to the extent finally determined to have resulted from the gross negligence, willful misconduct or fraudulent behavior of Kesselman & Kesselman relating to such services.

It is proposed that at the AGM the following resolution be adopted:

1.	“RESOLVED: to re-appoint the Company’s auditor, Kesselman & Kesselman, as the auditor of the Company for the period ending at the close of the next annual general meeting.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of this resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

It is proposed that at the AGM the following matter be discussed:

2.	“The remuneration of the auditor and its affiliates for the year 2015 as determined by the Audit Committee and by the Board of Directors and the report by the Board of Directors of the remuneration of the auditor and its affiliates for the same period are hereby noted.”

No vote of the holders of Ordinary Shares is required in connection with discussion of this item 2.

ITEM 3

DISCUSSION OF THE COMPANY’S AUDITED FINANCIAL STATEMENTS

The Audit Committee has approved (pursuant to the Nasdaq Corporate Governance Rules) and recommended, and the Board of Directors has approved (pursuant to the Israeli Companies Law), the audited financial statements of the Company for the year ended December 31, 2015, attached hereto as Annex “A”.  Under the Israeli Companies Law and the Company’s Articles of Association, shareholders’ discussion is required for both the financial statements and the related report of the Board of Directors, which is attached hereto as Annex “B”. A representative of the Company’s auditor, Kesselman & Kesselman, is expected to be present at the AGM, and will be available to respond to appropriate questions of shareholders.

 It is proposed that at the AGM the following matter be discussed:

“The audited financial statements of the Company for the year ended December 31, 2015 and the report of the Board of Directors for such period are hereby noted.”

No vote of the holders of Ordinary Shares is required in connection with discussion of this item 3.

ITEM 4

RE-ELECTION OF THE COMPANY’S DIRECTORS, APPROVAL OF
COMPENSATION AND RELATED MATTERS

Under the Israeli Companies Law, the directors of the Company (other than the external directors (Dahatzim) who generally serve for three year terms) shall be appointed at the annual general meeting, unless otherwise provided in the Company’s Articles of Association. The elected directors shall commence their terms at the close of the AGM and serve in office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association or unless otherwise provided in the Company’s Articles of Association.

In accordance with Section 22.3A of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”), and with Article 23.2.6 of the Company’s Articles of Association, notwithstanding any other provision of the Articles of Association, a Qualified Israeli Director (as defined in the Articles of Association) shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company Secretary of his or her appointment or removal by Founding Israeli Shareholders holding Minimum Israeli Holding Shares (as both terms are defined in the Articles of Association) (the “Founding Israeli Shareholders”). The Founding Israeli Shareholders have appointed Ms. Osnat Ronen as a Qualified Israeli Director on or prior to December 8, 2009. Ms. Ronen has been a director in the Company since December 2009 and is currently a member of the Security Committee. Ms. Ronen founded FireWind PE in 2015 and has since served as its general partner.  Ms. Ronen has served as an advisor to Liquidnet from 2013 to 2015. She previously served as a general partner of Viola Private Equity from 2008 to 2013. From 1994 to 2007, Ms. Ronen served in various positions at Bank Leumi Le Israel BM, including as the Deputy Chief Executive Officer of Leumi Partners Ltd. from 2001 to 2007 and as Deputy Head of the Subsidiaries Division of the Leumi Group from 1999 to 2001. Between 2004 and 2007, Ms. Ronen also led the strategic planning, deployment and execution of the Bachar Reform, one of Israel’s largest financial reforms, at Leumi Group. As part of the implementation, Ms. Ronen managed the sale of Leumi’s holdings in mutual, provident and training funds. Ms. Ronen currently serves as a director of Mizrahi Tefahot Bank Ltd., Fox-Wizel Ltd. and Perion Network Ltd. She also volunteers as a director of the College for Management (Michlala Le-Minhal) and Yissum Research Development Company of the Hebrew University of Jerusalem.  Ms. Ronen has also served as a director of several portfolio companies of Viola, including: Amiad Water Systems Ltd.  Orad Hi-Tec Systems Ltd., Aeronautics Ltd., Degania Medical Ltd. and Matomy Media Group Ltd. Ms. Ronen holds a B.Sc. in mathematics and computer science from Tel Aviv University, as well as an M.B.A. from the Recanati School of Business Administration at Tel Aviv University. To the best knowledge of the Company and the Company's Directors, Ms. Ronen is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law (1968) (as amended) (the “Israeli Securities Law”) in the Company. No further notice of appointment or removal of a Qualified Israeli Director was received by the Company from the Founding Israeli Shareholders. Ms. Ronen's re-appointment is not brought to the shareholders approval at the AGM and she continues to be a Qualified Israeli Director, until a contrary notice is duly received by the Company from the Founding Israeli Shareholders pursuant to the Company’s Articles of Association (unless her office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association).

Under the Company's Articles of Association, the Board of Directors has the right to elect any person as a director and to fill an office which becomes vacant. Any director elected in such manner shall serve in office until the close of the coming annual general meeting and may be re-elected. Accordingly, on February 18, 2016, the Board of Directors has elected Mr. Barak Pridor as a director of the Company. The service of Mr. Barak Pridor was recommended by S.B. Israel Telecom Ltd., the Company's principal shareholder ("S.B.").

Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr.Yehuda Saban, Mr. Arie Steinberg, Mr. Barak Pridor and Mr. Ori Yaron (as also listed in the table below) will terminate their office as directors of the Company as of the end of the AGM. It is proposed to re-elect these directors until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association. No change is hereby made to the service of Ms. Osnat Ronen as a Qualified Israeli Director and to the service of Mr. Barry Ben Zeev (Woolfson) and Dr. Michael Anghel as external directors (Dahatzim) of the Company.

The Company's Board of Directors has determined that the board should include at least three directors who are “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Mr. Adam Chesnoff, Dr. Michael Anghel, Mr. Barry Ben Zeev, Mr. Fred Gluckman, Ms. Osnat Ronen, Mr. Yoav Rubinstein, Mr. Arie Steinberg and Mr. Yehuda Saban were determined by the Board of Directors to be “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Dr. Anghel, Mr. Ben Zeev (Woolfson), Ms. Ronen and Mr. Steinberg also qualify as independent directors according to U.S. law and Dr. Anghel, Mr. Ben Zeev and Mr. Steinberg also qualify as independent directors under the Israeli Companies Law and regulations promulgated thereunder (bilty taluy).

The Compensation Committee and Board of Directors have considered several factors in connection with the proposed resolutions (in line with amendment no. 20 to the Israeli Companies Law (“Amendment No. 20”)), including the following: (a) that other than the Chairman of the Board of Directors, the directors' compensation should, generally, be in unified amounts (or calculated in a unified manner according to number of meetings, as the case may be) (as customary), and it is not appropriate to adjust it to the circumstances of each director individually; (b) that the Compensation (as defined below) proposed to the directors is appropriate considering their role, the responsibility imposed on them and considering the education, qualifications, expertise and professional experience and accomplishments of each of the directors; (c) that the Compensation should be set according to quantifiable criteria; (d) that as the directors do not hold full-time positions in the Company and as part of the final amount of the Compensation is not yet known (calculated based on participation in meetings), it is irrelevant to compare their Compensation to the compensation of Company employees (or the employees of manpower contractors who are working for the Company); (e) that the Compensation currently payable to directors does not include capital or variable components; (f) that it is meaningless to require a director to repay the Company amounts paid to him based on data that was later restated in the Company's financial statements, as the Compensation is dependent only on the number of meetings and the form of participation (participation in person, by means of communication or in writing); and (g) following approval of the Compensation by the shareholders, it is not appropriate that the directors will have discretion to reduce or otherwise change their own compensation without shareholders' approval.

The Compensation Committee and Board of Directors have noted that paying the proposed Compensation is important to enable the directors to promote the Company's objectives, its business plan and policy in the long term and to create proper and balanced incentives to the directors considering, among other things, the Company's risk-management policy, size and nature of activities. They also noted that paying the proposed Compensation is essential in order to ensure the recruitment and service of appropriate directors, having the qualifications, expertise and experience relevant to serving on the Company's Board of Directors, considering the high exposure faced today by directors in public companies and moreover in companies with securities publicly listed in the USA and in Israel.

It should be noted that the Compensation plan for the Company's directors is in accordance with the Company's New Compensation Policy for Office Holders that is being brought for shareholder approval (the “New Compensation Policy”) and is in line with Amendment No. 20.

The Compensation Committee and Board of Directors have noted the respective personal interests of the directors nominated for re-election and of Ms. Osnat Ronen in this matter.

The Compensation Committee and Board of Directors have resolved and recommended to the shareholders at the AGM:

(a) to approve the compensation of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman,  Ms. Osnat Ronen, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Arie Steinberg, Mr. Ori Yaron and Mr. Yehuda Saban, commencing from the close of the AGM, and to approve and ratify the compensation of Mr.Barak Pridor, commencing from the date of his appointment (February 18, 2016), for their respective services to the Company as directors, which is equal to: (i) an annual fee of NIS 180,000 (one hundred and eighty thousand NIS); and (ii) an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (100% thereof for participation in person, 60% thereof by means of communication, or 50% thereof in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand, payable according to the representative exchange rate on the payment date) as previously approved by the shareholders (the “Compensation”);

(b) to approve and ratify the reimbursement of reasonable expenses in connection with the performance of their role as directors of each of the directors listed in clause (a) above, as determined by the Compensation Committee. The Compensation Committee has determined that reasonable expenses shall include the following expenses: taxi fare (as needed, upon submission of receipts); in case of international traveling - traveling expenses, including business class airline tickets; hotel expenses (up to a budget of $300 per night); and additional expenses (Per diem - $80, communication expenses and travel insurance) (such expenses, as may be updated by a non-significant amount by the Compensation Committee, from time to time, the “Reasonable Expenses”); and

(c) to approve that the directors listed in clause (a) above will continue to benefit from the Company's existing D&O insurance policy.

The Compensation Committee and Board of Directors have also resolved and recommended to the shareholders at the AGM, to approve and ratify, subject to the adoption of Resolution 5 below, that Mr. Barak Pridor will benefit from indemnification under said resolution.

In addition, the Compensation Committee and Board of Directors have resolved and recommended to the shareholders at the AGM, to approve that the directors be granted a new indemnification letter that includes, inter alia, release provisions ("Indemnification and Release Letter"), as set forth in Resolution 7 below and that insofar as the AGM will not approve the Indemnification and Release Letter, the directors will continue to benefit from the existing indemnification letters which will continue in full force and effect.

Proxies (other than those directing the proxy holders not to vote for all of the listed nominees) will be voted for the election of all of the nominees, to hold office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association. In the event any one or more of such nominees shall be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the proxy holder in accordance with his or her best judgment. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Name	Position
Mr. Adam Chesnoff	Director and Chairman of the Board of Directors
Mr. Elon Shalev	Director and Vice Chairman of the Board of Directors
Mr. Fred Gluckman	Director
Mr. Yoav Rubinstein	Director
Mr. Arieh Saban	Director
Mr. Yehuda Saban	Director
Mr. Arie (Arik) Steinberg	Director
Mr. Ori Yaron	Director
Mr. Barak Pridor	Director

Mr. Adam Chesnoff was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Chairman of the Board of Directors on November 20, 2013. Mr. Chesnoff serves as the President and Chief Operating Officer of Saban Capital Group, Inc., responsible for overseeing its investment and business activities, including private equity and public market investments. Mr. Chesnoff is a member of the Board of Directors of Univision Communications Inc., the largest Spanish-language media company in the United States and Chairman of the Board of Directors of Celestial Tiger Entertainment Ltd., an owner and operator of pay television channels across Asia. Mr. Chesnoff is also a member of the Board of Commissioners of MNC Ltd., an Indonesian media company. In addition, Mr. Chesnoff served as Vice-Chairman of the Board of Directors of ProSiebenSat.1 Media AG from 2003 until 2007. From 2005 to 2010, Mr. Chesnoff served on the Board of Directors of Bezeq Israel Telecommunication Company Ltd. Mr. Chesnoff holds a B.A in economics and management from Tel-Aviv University and an M.B.A from UCLA’s Anderson School of Business. To the best knowledge of the Company and the Company's Directors, Mr. Chesnoff is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Elon Shalev was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Vice Chairman of the Board of Directors and as a member of the Security Committee on November 20, 2013. Mr. Shalev serves as a senior advisor to Saban Capital Group, Inc. Mr. Shalev was the founder of Channel 2 news and from 1993 to1995 served as its Chief Executive Officer. From 1996-1999, he served as Editor in Chief of “Yediot Aharonot”, and from 2000 to 2001 he served as Executive Vice President of Discount Investment Corporation Ltd. of the IDB Group. Mr. Shalev was the co-founder of SHL Telemedicine Ltd. and still serves as a director in the company. Mr. Shalev served in the past on the Board of Directors of Bezeq Israel Telecommunication Company Ltd., DBS Satellite Services (1998) Ltd. (Yes) and Bezeq International Company Ltd. Mr. Shalev holds a B.A. in political science from Tel Aviv University. Mr. Shalev is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Fred Gluckman was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Gluckman serves as the Chief Financial Officer and executive vice president of Saban Capital Group, Inc. (“SCG”). In this position, Mr. Gluckman is responsible for all financial, accounting, tax, HR and IT functions of the firm, and has been an active member of the firm’s investment team since joining the firm in 2003. Mr. Gluckman is a member of the Board of Directors of Celestial Tiger Entertainment and serves on its Audit Committee. Mr. Gluckman’s experience, prior to joining SCG, includes international and domestic advisory work in the London and Southern California practices of Deloitte. Mr. Gluckman is actively engaged in the community, serving on multiple boards of national and local charitable organizations including on the national executive committee of the Friends of the IDF. Mr. Gluckman is a CPA and holds a B.S. in economics from Wharton Business School and studied at the Hebrew University in Jerusalem. To the best knowledge of the Company and the Company's Directors, Mr. Gluckman is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Yoav Rubinstein was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Rubinstein joined SHL Telemedicine Ltd. as Senior Vice President, Head of Global Business Development in March 2012. Previously, Mr. Rubinstein served as an investment professional at Apax Partners for nine years and as Senior Advisor to Saban Capital Group, Inc. Mr. Rubinstein holds a B.A. in Business Administration from the Interdisciplinary Center in Herzliya. To the best knowledge of the Company and the Company's Directors, Mr. Rubinstein is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Arieh Saban was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Saban has served since 2010 as Chairman of the Board of Directors of Saban Brands Israel Ltd. From 1983 until 2002 Mr. Saban served as the CEO of Israel Audio-Visual Corporation, a media distribution, licensing and merchandising agency that he founded. From 2000 until 2002 he served as Chairman of the Board of Directors of Fox Kids Israel, a joint venture with Fox Kids Europe. From 2005 until 2012, Mr. Saban served on the Board of Directors of the following companies: Keshet Broadcasting Ltd., Pelephone Communications Ltd., DBS Satellite Services (1998) Ltd. (Yes) Bezeq Israel Telecommunication Company Ltd. and Bezeq International Company Ltd. To the best knowledge of the Company and the Company's Directors, Mr. Saban is a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Yehuda Saban was appointed to the Board of Directors of Partner in April 2015. Mr. Saban served between 2011- mid 2015 as Vice President Economics & Regulation and FLNG (Floating Liquefied Natural Gas) manager at Delek Drilling & Avner oil exploration. Previously, Mr. Saban served over 6 years in various capacities with the budget department of the Ministry of Finance as Manager of the Telecommunications and Tourism Unit, Manager of the Budget and Macroeconomics unit and as an economist in the Energy unit. During those years, Mr. Saban was also an active partner in a number of committees and authorities in the energy, telecommunications and infrastructure fields. Mr. Saban holds a B.A. in Economics & Business Management (graduated with honors) and an M.B.A specializing in Financing, both from the Hebrew University in Jerusalem. To the best knowledge of the Company and the Company's Directors, Mr. Saban is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Arie (Arik) Steinberg was appointed to the Board of Directors of Partner in January 2012 and is currently a member of the Audit Committee and the Compensation Committee. Mr. Steinberg served from 2006-2010 as Chairman of the Board of Directors of Psagot Investment House, Ltd., as well as other companies in the Psagot Group, leading and overseeing the business strategies of the Psagot Group. Mr. Steinberg served as Chairman on behalf of York Capital. In addition, he served on the Board of Directors of the Tel-Aviv Stock Exchange. Mr. Steinberg also served between 1999-2003 as Chief Executive Officer of Ilanot Batucha Investment House from the IDB Group, as well as a director of Maalot (the Israeli affiliate of Standard and Poor’s).Prior to that, Mr. Steinberg served as Managing Director of Etgar- Portfolio Management Trust Co. owned by Bank Mizrahi. He also served on the Advisory Boards of Mobileye Technologies and Novotrans Group SA. Mr. Steinberg serves on the Board of Directors of Leumi Partners Ltd. Mr. Steinberg studied Economics at Tel-Aviv University. To the best knowledge of the Company and the Company's Directors, Mr. Steinberg is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. (Adv.) Ori Yaron was appointed to the Board of Directors of Partner in May 2014. Mr. Yaron practices law and manages Ilan Yaron Law Offices that specializes in the areas of insurance and torts. Mr. Yaron is a member of the Board of Directors of the Geophysics Institute and served from 2006 until 2007 as a member of the Board of Directors of Mekorot Development & Enterprise and from 2011 until 2014 as a member of the Board of Directors of Hozei Israel Ltd. Mr. Yaron holds a B.A. in Economics and an LL.B. both from Tel-Aviv University and is a member of the Israeli Bar Association. To the best knowledge of the Company and the Company's Directors, Mr. Yaron is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Barak Pridor was appointed to the Board of Directors of Partner effective as of February 18, 2016. Mr. Pridor served from 2000 until 2011 as CEO of ClearForest, a software startup that was acquired by Thomson Reuters in 2007. Following the acquisition, Mr. Pridor continued to serve as CEO of ClearForest as well as an Executive Vice President at Thomson Reuters until 2011. Mr. Pridor serves as Chairman of the Board of Directors of Applicaster Ltd. from 2015 and as a director on the Board of Directors of Leadspace Ltd. from 2013, and as a director on the Board of Directors of Playbuzz Ltd. and of Sosa Tlv Ltd. from 2013. Mr. Pridor holds a B.Sc. in Mathematics and Computer Science from Tel Aviv University and a M.B.A. from INSEAD Business School. To the best knowledge of the Company and the Company's Directors, Mr. Pridor is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

It is proposed that at the AGM the following resolutions be adopted:

(i)	“RESOLVED: to re-elect Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yehuda Saban, Mr. Arie Steinberg, Mr. Ori Yaron and Mr. Barak Pridor, to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association;

(ii)
RESOLVED: (A) to approve the Compensation of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Yoav Rubinstein, Mr. Arieh Saban Mr. Ori Yaron and Mr. Yehuda Saban and to approve and ratify the Compensation of Mr. Barak Pridor; (B) to approve and ratify the reimbursement of Reasonable Expenses of each of the directors listed above in clause (A); (C) to approve that the directors listed above in clause (A) will continue to benefit from the Company's existing D&O insurance policy; (D) to approve and ratify that Mr. Barak Pridor will benefit from the indemnification letter subject to the adoption of Resolutions 5  below; and (E) to approve that the directors listed above in clause (A) will be granted an Indemnification and Release Letter, (as set forth in Resolution 7 below) and that insofar as the AGM will not approve the Indemnification and Release Letter, the directors will continue to benefit from the existing indemnification letters which will continue in full force and effect;

(iii)	RESOLVED: (A) to approve the Compensation of Ms. Osnat Ronen and Mr. Arie Steinberg; (B) to approve and ratify the reimbursement of Reasonable Expenses of Ms. Osnat Ronen and Mr. Arie Steinberg; (C) to approve that Ms. Osnat Ronen and Mr. Arie Steinberg will continue to benefit from the Company's existing D&O insurance policy; and (D) to approve that Ms. Osnat Ronen and Mr. Arie Steinberg will be granted an Indemnification and Release Letter, (as set forth in Resolution 7 below) and that insofar as the AGM will not approve the Indemnification and Release Letter, they will continue to benefit from their existing indemnification letters which will continue in full force and effect; and

(iv)	RESOLVED: these resolutions are in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of items 4(i) and 4(iii) on the agenda. The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item 4(ii) on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law, including section 268 thereof, “Controlling Parties”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of this item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least four (4) hours prior to the time of the AGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item 4(ii) on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to this item. A shareholder voting, by means of a Deed of Vote, may include said notice regarding his Controlling Party Interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least four (4) hours prior to the time of the AGM or if voted electronically, no later than four (4) hours before the time fixed for the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 5

APPROVAL AND RATIFICATION OF THE GRANT OF AN
INDEMNIFICATION LETTER TO A DIRECTOR

The Israeli Companies Law and the Company’s Articles of Association authorize the Company, subject to the required approvals, to indemnify and to undertake in advance to indemnify directors and other Office Holders (as such term is defined in the Israeli Companies Law) of the Company for liabilities or expenses an office holder will incur, or that will be imposed on him, as a result of an action or inaction by such person (or together with other directors or Office Holders of the Company) in his capacity as an Office Holder of the Company.

The Israeli Companies Law combined with the Israeli Securities Law authorize indemnification for:

(i)	financial liability incurred or imposed in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by a court; provided, that such liability pertains to one or more of the events set forth in the indemnification letter, which, in the opinion of the Board of Directors of the company, are anticipated in light of the company’s activities at the time of the grant of indemnification and is limited to the sum or measurement of indemnification determined by the Board of Directors to be reasonable under the circumstances and set forth in the indemnification letter;

(ii)	reasonable legal expenses, including attorney fees, incurred or ordered by a court in the context of proceedings filed by or on behalf of the company or by a third party, or in a criminal proceeding in which the director or office holder is acquitted or if convicted, for an offense which does not require criminal intent;

(iii)	reasonable legal expenses, including attorney fees, incurred due to an investigation or proceeding conducted by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against the director or office holder and no financial liability was imposed on the director or office holder in lieu of criminal proceedings, or has ended without the filing of an indictment against the director or office holder, but financial liability was imposed on the director or office holder in lieu of criminal proceedings in an alleged criminal offense that does not require proof of criminal intent, within the meaning of the relevant terms in the law or in connection with a financial sanction (Itzum Caspi);

(iv)	Payment to the injured party as a result of a violation set forth in Section 52.54(a)(1)(a) of the Israeli Securities Law, including by indemnification in advance; and

(v)	Expenses incurred in connection with a proceeding (a “Proceeding” - halich) under Chapters H3, H4 or I1 of the Israeli Securities Law, or under Chapter 4 of Part 9 of the Israeli Companies Law, in connection with any affairs including reasonable legal expenses (including attorney fees), including by indemnification in advance.

The Israeli Companies Law combined with the Israeli Securities Law provides that a company may not indemnify a director or an office holder for his liability including for: (a) a breach of duty of loyalty towards the company, unless the director or office holder acted in good faith and had reasonable grounds to assume that the action would not harm the company’s best interest; (b) a breach of duty of care done intentionally or recklessly (pezizut) except for negligence; (c) an act intended to unlawfully yield a personal profit; (d) a fine, civil fine (knass ezrahi), financial sanction (Itzum Caspi) or a penalty (kofer) imposed upon the director or office holder; and (v) a Proceeding (halich) ("Indemnification Exclusions").

At the Extraordinary General Meeting of shareholders held on October 17, 2013 (the “EGM”), the shareholders of the Company approved and ratified the grant of a revised indemnification letter (the “Revised Indemnification Letter”) to the directors nominated by S.B. and Scailex Corporation Ltd., who were serving on the Board of Directors at that time, for serving as the Company's directors, or as a director or office holder on behalf of the Company in other companies. The Revised Indemnification Letter is attached hereto as Annex “C”. The grant of an indemnification letter to the rest of the directors currently serving on the Board of Directors - Dr. Michael Anghel, Mr. Barry Ben Zeev, Ms. Osnat Ronen and Mr. Arie Steinberg - was approved at the Annual General Meeting held on May 8, 2012.

According to the Revised Indemnification Letter, the aggregate indemnification amount payable by the Company to all indemnified persons pursuant to all letters of indemnification issued to them by the Company on or after the date of the EGM, which indemnification letters include a maximum indemnity amount substantially similar to the Maximum Indemnity Amount under Section 3.13 of the Revised Indemnification Letter (the “Maximum Indemnity Amount”), for any occurrence of an event set out in Schedule I to the Revised Indemnification Letter (each, an “Event”), will not exceed 25% of shareholders equity (according to the latest reviewed or audited financial statements approved by Partner’s Board of Directors prior to approval of the indemnification payment); provided, however, that under the circumstances where indemnification for the same Event is to be made in parallel to (i) an indemnified person and such other indemnified persons under a Revised Indemnification Letter (or other letters including a maximum indemnity amount substantially similar to the Maximum Indemnity Amount), and to (ii) one or more indemnified persons under indemnification letters issued by Partner containing a maximum indemnity amount which is the higher of 25% of shareholders equity and 25% of market capitalization (the “Combined Maximum Indemnity Amount”), the Maximum Indemnity Amount for all indemnified persons under the Revised Indemnification Letter (or other letters including a maximum indemnity amount substantially similar to the Maximum Indemnity Amount) shall be adjusted so it does not exceed the Combined Maximum Indemnity Amount to which any other indemnified person is entitled under any indemnification letter containing the Combined Maximum Indemnity Amount.

The Compensation Committee and Board of Directors have considered several factors in connection with the proposed resolutions (in line with Amendment No. 20), including the following: (a) that generally, the indemnification letter should be in a uniform manner for all directors (as customary) at the time of the grant and it is not appropriate to adjust it separately to the circumstances of each director or to other compensation he receives from the Company and it should be set according to quantifiable criteria and it is irrelevant to compare the indemnification letter to the compensation of Company employees (or the employees of manpower contractors who are working at the Company). In addition, the essence of the indemnification letter does not allow for the possibility of retaining discretion with respect to a reduction of the indemnification when it is actually paid; (b) that the Revised Indemnification Letter includes a condition that clarifies that a director will be required to repay the Company amounts paid to him based on data that was later restated in the Company's financial statements; (c) that granting indemnification letters to directors is important to enable the directors to promote the Company's objectives, its business plan and policy in the long term and to create proper and balanced incentives to the directors considering, among other things, the Company's risk-management policy, size and nature of activities; (d) that granting indemnification letters to directors is essential in order to ensure the recruitment and service of appropriate directors, having the qualifications, expertise and experience relevant to serving on the Company's Board of Directors, considering the high exposure faced today by directors in public companies and moreover in companies with securities publicly listed in the USA and in Israel.

The Compensation Committee and the Board of Directors of the Company have resolved and recommended to the shareholders at the AGM to approve and ratify, the grant of an indemnification letter to Mr. Barak Pridor, resolved that the Maximum Indemnity Amount is reasonable given the circumstances and that the indemnification events listed in Schedule I of the Revised Indemnification Letter are anticipated in light of Partner’s current activities, and resolved that such resolutions are in the best interest of the Company. The Compensation Committee and the Board of Directors have noted the Personal Interest of Mr. Barak Pridor and the directors nominated by S.B. in this matter.

It is hereby proposed to issue to Mr. Barak Pridor, who was appointed as a director on February 18, 2016 (as described above under Resolution 4) and has not yet been issued an indemnification letter, with respect to his serving as a director in the Company or as a director or office holder on behalf of the Company in other companies, the Revised Indemnification Letter, attached as Annex "C" effective February 18, 2016.

It is proposed that at the AGM the following resolutions be adopted:

(i)	“RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Barak Pridor and to provide him with the Revised Indemnification Letter;

(ii)	RESOLVED: the Maximum Indemnity Amount is reasonable given the circumstances and that the indemnification events listed in Schedule I of the Revised Indemnification Letter are anticipated in light of Partner's current activities; and

(iii)	RESOLVED: these resolutions are in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item 5 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties in the Company, or those having a Personal Interest in the approval of the item participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least four (4) hours prior to the time of the AGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item 5 on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to this item. A shareholder voting, by means of a Deed of Vote, may include said notice regarding his Controlling Party Interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least four (4) hours prior to the time of the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 6

AMENDMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION

The Company proposes to amend its Articles of Association to reflect certain legislative amendments to provisions that have changed or will change from time to time inter alia, amendment of the provisions with respect to insurance, indemnification and release to Office Holders. In light of the current business environment and the challenging period in the Israeli telecommunications market, the Company is of the opinion that its Office Holders should be provided with proper protection in order to allow them the necessary latitude in making business decisions while taking calculated risks in good faith and for the benefit of the Company.

The full text of the proposed amendments is annotated on the amended Articles of Association attached hereto as Annex “D”. The summary below is qualified in its entirety by reference to the full text of the annotated Articles of Association attached hereto as Annex “D”.

 The proposed amendments include the following matters:

(i)	Insurance and indemnification. The Israeli Restrictive Trade Practice Law was amended to permit a company to insure and indemnify its Office Holders for expenses, including reasonable legal fees, including attorney fees, incurred by the Office Holder with respect to a proceeding in accordance with the Restrictive Trade Practices Law.

(ii)	Release. Our Articles of Association allow the Company to release an Office Holder in the Company, in advance, from his liability, entirely or partially, for damage in consequence of the breach of the duty of care toward the Company in accordance with any law. It is proposed to revise this section to include Office Holders that are controlling shareholders or their relatives, subject to the receipt of the appprovals in accordance with any law. Said release will not apply to a resolution or transaction in which the controlling shareholder or any Office Holder in the Company (including other Office Holders than the Office Holder being granted the release) has a personal interest.

We propose amending Articles 33.2.6, 34.2.6 and 35.2 in the Articles of Association accordingly.

The Audit Committee and Board of Directors have resolved and recommended to the shareholders at the AGM, to approve the amendments to the Articles of Association, detailed in the form annotated on Annex “D” attached hereto, and noted that these amendments are in the best interest of the Company. The Audit Committee and Board of Directors noted that all the directors have a Personal Interest in these Articles.

It is proposed that at the AGM the following resolutions be adopted:

“RESOLVED: to approve the amendments to the Articles of Association, substantially in the form annotated on Annex “D” attached hereto, as follows:

(i)	with respect to the insurance and indemnification of the Company's Office Holders, as described in item 6(i) above;

(ii)	with respect to release of the Company's Office Holders, as described in item 6(ii) above; and

RESOLVED: these resolutions are in the best interest of the Company.”

The vote of the holders of at least seventy five percent (75%) of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item 6 on the agenda; provided, that one of the following conditions is also fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not having a Personal Interest in the approval of the item participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least four (4) hours prior to the time of the AGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item 6 on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to this item. A shareholder voting, by means of a Deed of Vote, may include said notice regarding his Controlling Party Interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least four (4) hours prior to the time of the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions

ITEM 7

APPROVAL OF A NEW INDEMNIFICATION AND RELEASE LETTER TO
THE COMPANY’S OFFICE HOLDERS

The Israeli Companies Law and the Company’s Articles of Association authorize the Company, subject to the required approvals, to indemnify and to undertake in advance to indemnify and release directors and other Office Holders (as such term is defined in the Israeli Companies Law) of the Company for liabilities or expenses an Office Holder will incur, or that will be imposed on him, as a result of an action or inaction by such person (or together with other Office Holders of the Company) in his capacity as an Office Holder of the Company. Accordingly the Company has granted its Office Holders indemnification letters as detailed in Resolution 5 above.

 Subject to the approval of Resolutions 6 above and 8 below regarding amendments to the Company's Articles of Association and approval of a new Compensation Policy for Office Holders, the Company proposes to approve a new indemnification and release letter  to be granted to the Company's Office Holders, to include release of Office Holders from liability for breach of the duty of care towards the Company, that are serving at the date of the AGM and that will serve in the Company from time to time as well as other amendments detailed in the Indemnification and Release Letter attached hereto as Annex “E”.

The Indemnification and Release Letter is in line with prevailing market conditions, is in accordance with legal provisions in general and the Israeli Companies Law in particular and is in line with both the Company's Articles of Association (that changes to it are being brought for shareholder approval in Resolution 6) as well as the new Compensation Policy for Office Holders (that is being brought for shareholder approval in Resolution 8).

The Company's Compensation Committee and Board of Directors are of the opinion that the Indemnification and Release Letter includes an updated list of anticipated events for which it is customary to indemnify and the grant of release in advance to Office Holders of the Company from liability, entirely or partially, for damage caused and/or that will be caused to the Company, insofar as will be caused, in consequence of breach of duty of care toward the Company while acting in good faith, in their capacity as Office Holders to the extent that will be allowed at the time of the release by law. This will allow them to properly fulfil their duties while considering the entailed calculated risks and the responsibility imposed on them by law. The detailed events and the provision of release provide customary and accepted protection for the Office Holders in order to allow them the necessary latitude, in accordance with the law and to make business decisions for the benefit of the Company.

The release will not apply to a breach of duty of care in a distribution ("haluka") and will not apply to the Indemnification Exclusions detailed in Resolution 5 above except for sub-section (v) of the Indemnification Exclusions. According to the Company's Articles of Association (that are being brought for shareholder approval (Resolution 6 above), release will not be given for a resolution or transaction in which the controlling shareholder or any office holder in the Company (including other Office Holders than the one being granted the release) has a personal interest. This release from liability will be for amounts for which the Office Holders are not entitled to indemnification in accordance with the Company's D&O insurance policy.

The Indemnification and Release Letter shall not cancel, derogate or constitute a waiver of any other indemnification that the Office Holder is entitled to in accordance with the provisions of any law or in accordance with any previous undertaking of the Company and/or previous agreement with the Company, insofar as the said undertaking is legally valid, and from any other resolution of the Company to grant indemnification to an Office Holder in the Company. It is clarified that the Company will not be obligated to indemnify an Office Holder for the same event, both in accordance with any previous undertaking (if and insofar as it will be valid) as well as in accordance with this Indemnification and Release Letter. In any case in which an Office Holder can be indemnified, by law, both in accordance with this Indemnification and Release Letter and a previous undertaking of the Company, the Company's Audit Committee (and insofar as the majority of its members have a Personal Interest, a special committee of two directors that do not have a Personal interest shall be formed) shall decide, subject to all legal provisions, according to which undertaking the Office Holder should be indemnified.

The Compensation Committee and Board of Directors have resolved and recommended to the shareholders at the AGM, to approve the proposed amendments to the indemnification letter, detailed in the form annotated on Annex “E” attached hereto, and noted that these amendments are in the best interest of the Company.

The Compensation Committee and Board of Directors noted the Personal Interest of the directors in receiving the Indemnification and Release Letter.

It is proposed that at the AGM the following resolutions be adopted:

RESOLVED: to approve the Indemnification and Release Letter, substantially in the form annotated on Annex “E”;

RESOLVED: to grant to all of the Office Holders of the Company the Indemnification and Release Letter, substantially in the form annotated on Annex “E”; and

RESOLVED: these resolutions are in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item 7 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties in the Company, or those having a Personal Interest in the approval of the item participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least four (4) hours prior to the time of the AGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item 7 on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to this item. A shareholder voting, by means of a Deed of Vote, may include said notice regarding his Controlling Party Interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least four (4) hours prior to the time of the AGM or if voted electronically, no later than four (4) hours before the time fixed for the AGM).

ITEM 8

APPROVAL OF A NEW COMPENSATION POLICY FOR THE COMPANY'S
OFFICE HOLDERS

The Company last adopted a compensation policy for its Office Holders (as such term is defined in the Israeli Companies Law) in October 17, 2013 ("Former Compensation Policy"). At least once every three years the Compensation Policy shall be submitted for the approval of the General Meeting of shareholders as required pursuant to the Israeli Companies Law.1

Therefore, we propose adopting hereby, a new compensation policy for our Office Holders, substantially in the form attached hereto as Annex “F” (the "New Compensation Policy” or the "Policy”). For the shareholders' convenience, attached hereto as Annex “G” is an English convenience translation of the binding Hebrew Compensation Policy.

[1]	However, to the extent permitted by law, if the General Meeting shall oppose approving the Policy, the Compensation Committee and Board of Directors shall be able to approve the Policy, after having held another discussion of the Policy and after having determined, on the basis of detailed reasoning, that, notwithstanding the opposition of the General Meeting, the adoption of the Policy is for the benefit of the Company.

The Terms of Office and Employment2 of each of our Office Holders are to be determined on the basis of the Compensation Policy (the “Compensation" or the “Compensation Plan”) and shall be submitted for approval by our Compensation Committee, our Board of Directors and, if applicable, the General Meeting of shareholders, as required under the Israeli Companies Law.3

The purpose of the Policy is to set guidelines for the mode of compensation of our Office Holders. Therefore, the indices presented in the Policy are intended to prescribe an adequately broad framework that shall enable our Compensation Committee and Board of Directors to formulate personal Compensation Plans4 for any Office Holder or a particular compensation component according to individual circumstances (including unique circumstances), according to the Company’s needs, in a manner that is congruent with the Company's benefit and the Company’s overall strategy over time. We deem our Office Holders as partners in the Company's success and the holistic approach to Office Holders’ Compensation derives from this view. It is hereby clarified that no statement in the Policy or herein purports to vest any right to the Office Holders to whom the principles of the Policy apply, or to any other third party, and not necessarily will use be made of all of the components and ranges presented in the Policy.

The New Compensation Policy is based on principles that enable a proper balance between the desire to reward Office Holders for their achievements and the need to ensure that the structure of the Compensation is in line with the Company's benefit and overall strategy over time.

The New Compensation Policy was formulated with the aim of advancing the Company’s objectives, its work plans and its policies with a long-term perspective, and in a manner that creates appropriate incentives for the Company’s Office Holders, while taking into account, inter alia, the Company’s risk-management policy, its size, its financial position and the nature of its activities. The Compensation Policy was set in a manner that will be congruent with the Company’s business strategy and will constitute an incentive to implement it, and in a manner designed to enhance the Office Holders’ sense of identification with the Company and its activities, increase their satisfaction and motivation and ensure that the Company can retain those Office Holders who have been contributing to the Company over time.

The New Compensation Policy does not serve to adversely affect existing agreements between the Company and its employees and it was not formulated to prejudice an existing compensation of any of the Office Holders of the Company, on which the Office Holders have relied during their employment by the Company. The Company shall abide by all existing arrangements that were in effect on the inception date of Amendment 20 to the Companies Law and/or on the date of approval of this Policy, and for as long as these agreements shall remain in effect. Any existing Compensation (including Bonuses), where the granting thereof and the method used to determine it are not discretionary (such as a Bonus deriving from predefined quantitative targets or calculated according to the period of employment), is not subject to approvals according to this Compensation Policy or Amendment 20; any existing Compensation where the granting thereof is discretionary (such as a Bonus being awarded in recognition of overall contribution to the Company) shall require approval as required pursuant to the Companies Law.

[2]
As this term is defined in the Israeli Companies Law from time to time. As of the adoption date of this Policy - the terms of office or employment of an Office Holder, including the granting of an exemption, insurance, an undertaking to indemnify, or an indemnification under an undertaking to indemnify, Severance Bonus, and any benefit, other payment or undertaking of a payment as stated, which are given because of service or employment as stated. Capitalized terms referring to the Policy that are not defined herein, shall have the respective meanings ascribed to them in the Policy.

[3]	Insofar as the Office Holder is holding office through a company under his/her control, the provisions of the Compensation Policy shall apply mutatis mutandis: the Compensation to an Office Holder shall be paid against an invoice and not as a wage, and the components of the Compensation will be normalized so that, in economic terms, they will conform to that stated in this Policy.
[4]	“Compensation Plan” - is defined in the Policy as a plan relating to the Terms of Office or Employment of an Office Holder or a number of Office Holders of the Company, regarding a particular matter or a variety of matters.

Our Board of Directors is responsible for managing and implementing the Compensation Policy and shall discuss and determine the procedure for supervising the proper implementation of the Compensation Policy, intended to ensure that it is being implemented. In addition, the Board of Directors has the authority to interpret the provisions of the Compensation Policy in any instance of doubt as how to implement it.

At least once every three years, and following our Compensation Committee's recommendation, our Board of Directors shall discuss and decide whether to approve a Compensation Policy for our Office Holders that will advance our targets. Our Compensation Committee and Board of Directors shall also review our Compensation Policy and the need to amend it to conform to the provisions of the law from time to time, or in the event that a material change in circumstances occurs from those that had existed when the Policy was last approved or for other reasons.

According to the provisions of the Israeli Companies Law, our Board of Directors has appointed a board committee for compensation matters - the Compensation Committee, comprised, as of the date hereof, of three members - all of our serving external directors (Mr. Barry Ben Zeev (Woolfson), Chairman and Dr. Michael Anghel) and one independent director (bilty talui) (Mr. Arie Steinberg).

The Company designed the Compensation mechanism for Office Holders in a manner intended to encourage improvement in the Company’s business processes and mode of operation and to encourage the increase of the Company’s profitability over time. The Compensation Policy prescribes an outline of principles whereby a Compensation Plan shall be defined for each of the Office Holders, which is generally comprised of three components - Ongoing Remuneration, annual Bonus and Equity Compensation (as these terms are defined in the Policy), all pursuant to the principles specified in the Policy. Without limiting the generality of the foregoing, the compensation levels of the Company’s Office Holders shall be within the customary range for Office Holders at similar companies included in a comparative survey used by the Company in order to compare the reasonability and outward fairness of its compensation system and the terms thereof in the Policy are a maximum level, not conferring a right to any employee to demand these terms. The annual Bonus, payment of which is subject to a minimum criterion, is based on a targets plan at the level of the Company, the division and a personal evaluation. The targets plan is usually defined in advance shortly after the Company’s budget is approved for the following year. Finally, the Equity Compensation is intended to align the long-term interests of our Office Holders with those of our shareholders (however the real value thereof at the time of exercise, if any, is difficult to determine). As we wish to limit our fixed expenses (the Ongoing Remuneration) while preserving flexibility to attract and retain high-quality Office Holders, there is a fundamental preference in the Policy for allowing a relatively wide range of Variable Components for future utilization.

Further details regarding the principles for and outline of Office Holders' personal Compensation Plans and of various compensation components are detailed in the full text of the Compensation Policy. The summary above is qualified in its entirety by reference to the full text of the Policy.

The New Compensation Policy of the Company revises the Former Compensation Policy with respect to various matters and issues that need to be updated and amended since the adoption of the Former Compensation Policy due to changes in market practices since then, as well as adaptation to legislative changes.

Listed below is a summary of the main amendments made to the Compensation Policy compared with our Former Compensation Policy:

1.	Clause 5.2.3 was amended to allow the Company to determine a fixed and variable compensation mechanism (in cash and equity) for the chairman of the Board of Directors under conditions that will not exceed 80% of the possible conditions of the CEO of the Company in accordance with the Compensation Policy.

2.
Clause 5.3 was amended so that the maximum sum of the various variable components that may be granted to an Office Holder with respect to one calendar year was reduced compared to the Former Compensation Policy.

3.
Clause 5.4.1 was amended so that the monthly salary that will be determined for an Office Holder in the Company shall be up to a maximum of the 90th percentile compared to the monthly salary of parallel Office Holders in benchmark companies.

4.
Clause 5.4.4.4 was amended so that the Company may be allowed to grant Office Holders in the Company additional benefits at a rate that will not exceed 10% of the annual cost of the fixed component of the relevant Office Holder.

5.	Clause 5.5.1 was amended so that the minimum criterion for receiving the annual bonus will be that the total EBITDA shall not have decreased by more than 35% of the EBITDA for the year preceding the year in respect whereof the bonus is payable.[5]

6.	Clause 5.5.1.3(c) was amended so that the weight to be assigned to the "personal evaluation" category in the formula of the annual bonus calculation shall not exceed the higher of 20% or not more than three monthly salaries in a year.

[5]
It should be noted that in accordance with the terms of service and employment that were approved for the CEO by the General Meeting on October 27, 2015, the minimum criterion that applies to the annual bonus for the CEO is that the total EBITDA shall not have decreased by more than 40% of the total EBITDA for the year preceding the year in respect whereof the bonus is payable, in accordance with the Former Compensation Policy.

7.	Clause 5.5.3 was amended so that the maximum of the special bonuses that can be granted to an Office Holder regarding one calendar year was reduced compared to the Former Compensation Policy.

8.	Clause 5.6.11 was added to include the maximum value of equity compensation of a type that is cleared in cash.

9.	Clause 6.2 was added and includes the main conditions of the Office Holders’ liability insurance policy (including directors and the Company’s CEO) that the Company may enter into during the period of the Compensation Policy.

10.	Clause 6.6 was added and includes the right to grant Office Holders a release in advance from liability for a breach of a duty of care towards the Company subject to the terms set forth in the clause.

11.	Clause 7 was amended so that the CEO has the authority to approve immaterial amendments to the terms of employment of an Office Holder that is subordinate to him.

The summary is qualified in its entirety by reference to the full text of the Compensation Policy.

Our Compensation Committee has considered various matters in connection with our New Compensation Policy during several Committee meetings. Thereafter, it has approved the New Compensation Policy and recommended that our Board of Directors and our shareholders approve it. Our Board of Directors has conducted a meeting to consider the Compensation Policy recommended by our Compensation Committee (the last meeting focused on the amendments that were made to the Former Compensation Policy). In their extensive deliberations, our Compensation Committee and our Board of Directors have respectively considered numerous factors and aspects affecting the Policy and discussed the provisions of the Policy as well as various compensation components included in the Policy.

The directors noted that the New Compensation Policy was formulated with the aim of advancing the Company’s objectives, with a long-term perspective, while preserving a high management level in the Company, at a challenging time in the Israeli telecommunications market.

The directors noted that the New Compensation Policy is based on principles that enable a proper balance between the desire to reward Office Holders for their achievements and the need to ensure that the structure of the Compensation is in line with the Company's benefit and overall strategy over time. The purpose of the Policy is to set guidelines for the mode of Compensation of our Office Holders. The directors deem our Office Holders as partners in the Company's success and the holistic approach to Office Holders’ Compensation derives from this view.

While setting the New Compensation Policy, our Compensation Committee and Board of Directors discussed the provisions of the Policy regarding existing agreements and included a statement in the Policy clarifying that no change should be made to Compensation Plans already approved before the date of approval of the Compensation Policy by the shareholders (inclusive).

The Compensation Committee and Board of Directors have respectively resolved: (i) to approve the New Compensation Policy and recommend that our shareholders approve it; (ii) that the New Compensation Policy is based on principles that enable a proper balance between the desire to reward Office Holders for their achievements and the need to ensure that the structure of the Compensation is in line with the Company's benefit and overall strategy over time and that adoption of the New Compensation Policy is important to advance the Company’s objectives, with a long-term perspective, at a challenging time in the Israeli telecommunications market; and (iii) that these resolutions are in the best interest of the Company.

The Compensation Committee and Board of Directors have noted the respective personal interests of all our directors in the resolutions below.

It is proposed that at the AGM the following resolutions be adopted:

“RESOLVED: to approve the New Compensation Policy in the form attached hereto as Annex “F”; and

RESOLVED: this resolution is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item no. 8 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favour of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties in the Company, or those having a Personal Interest in the approval of this item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company on the Deed of Vote submitted to the Company at the address above at least four (4) hours prior to the time of the AGM or if voted electronically, no later than four (4) hours before the time fixed for the AGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item 8 on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to this item.

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

RESTRICTIONS ON VOTING RIGHTS

Partner conducts its operations pursuant to licenses granted to Partner, directly or indirectly, by the Minister of Communications of the State of Israel (including the License). Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, the License contains provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in the License. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications of Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders. Under certain licenses granted, to Partner, directly or indirectly, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

Any shareholder seeking to vote at the EGM must notify the Company prior to the vote, or indicate on the Deed of Vote (if a shareholder is seeking to vote by Deed of Vote), or indicate on the Deed of Authorization (if a shareholder is seeking to appoint a proxy by a Deed of Authorization), if any of the shareholder’s holdings in Partner or the shareholder’s vote require the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in Sections 21 and 23 of the License (a translation of Sections 21-24 of the License is attached hereto as Annex “D”). If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his vote shall not be counted.

By Order of the Board of Directors Nomi Sandhaus, Adv. Company Secretary

Dated: August 17, 2016

Annex “A”

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2015 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2015 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in millions.

REPORT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM
To the shareholders of
PARTNER COMMUNICATIONS COMPANY LTD.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Partner Communications Company Ltd and its subsidiaries at December 31, 2015 and 2014 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management and Board of Directors are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting Appearing under item 15(b).  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and Board of Directors and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

 A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Tel-Aviv, Israel March 13, 2016	/s/ Kesselman & Kesselman Certified Public Accountants (Isr.) A member firm of PriceWaterhouseCoopers International Limited

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2014	2015	2015
	Note	In millions
CURRENT ASSETS
Cash and cash equivalents		663	926	237
Trade receivables	7	948	1,057	271
Other receivables and prepaid expenses		34	47	12
Deferred expenses – right of use	12	34	33	9
Inventories	8	138	120	31
Income tax receivable		*	2	1
		1,817	2,185	561

NON CURRENT ASSETS
Trade receivables	7	418	492	126
Deferred expenses – right of use	12	97	20	4
Property and equipment	10	1,661	1,414	363
Licenses and other intangible assets	11	1,079	956	245
Goodwill	13	407	407	104
Deferred income tax asset	25	14	49	12
Prepaid expenses and other		3	3	1
		3,679	3,341	855

TOTAL ASSETS		5,496	5,526	1,416

*   Representing an amount of less than 1 million.
The financial statements were authorized for issue by the board of directors on March 13, 2016.

Isaac Benbenishti	Ziv Leitman	Barry Ben-Zeev (Woolfson)
Chief Executive Officer	Chief Financial Officer	Director

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2014	2015	2015
	Note	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	6,15	309	554	142
Trade payables		804	715	183
Payables in respect of employees		95	77	20
Other payables (mainly institutions)		43	45	12
Income tax payable		38	52	13
Deferred income with respect to settlement agreement with Orange	18		217	56
Other deferred revenues		35	28	7
Provisions	14	58	77	19
Derivative financial instruments	6	3	*	*
		1,385	1,765	452

NON CURRENT LIABILITIES
Notes payable	6,15	1,733	1,190	305
Borrowings from banks and others	6,15	1,233	1,357	348
Liability for employee rights upon retirement, net	16	51	34	9
Dismantling and restoring sites obligation	14	35	36	8
Deferred income with respect to settlement agreement with Orange	18		108	28
Other non-current liabilities		16	16	4
Deferred income tax liability	25	4
		3,072	2,741	702

TOTAL LIABILITIES		4,457	4,506	1,154

EQUITY	21
Share capital – ordinary shares of NIS 0.01 par value: authorized – December 31, 2014 and 2015 – 235,000,000 shares; issued and outstanding -		2	2	1
December 31, 2014 – **156,072,945 shares
December 31, 2015 – **156,087,456 shares
Capital surplus		1,102	1,102	282
Accumulated retained earnings		286	267	69
Treasury shares, at cost – December 31, 2014 – ***4,467,990 shares December 31, 2015 – ***4,461,975 shares		(351)	(351)	(90)
TOTAL EQUITY		1,039	1,020	262
TOTAL LIABILITIES AND EQUITY		5,496	5,526	1,416

*	Representing an amount of less than 1 million.
**	Net of treasury shares.
***	Including shares held by trustee under the Company's Equity Incentive Plan, see note 21(a), such shares will become outstanding upon completion of vesting conditions, see note 21(b)

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF INCOME

					Convenience
					translation
					into U.S. dollars
		New Israeli Shekels			(note 2b3)
		Year ended December 31
		2013	2014	2015	2015
	Note	In millions (except earnings per share)
Revenues, net	5	4,519	4,400	4,111	1,054
Cost of revenues	5, 22	3,510	3,419	3,472	890
Gross profit		1,009	981	639	164

Selling and marketing expenses	22	462	438	417	107
General and administrative expenses	22	217	193	223	57
Income with respect to settlement agreement with Orange	18			61	16
Other income, net	23	79	50	47	12
Operating profit		409	400	107	28
Finance income	24	29	3	13	3
Finance expenses	24	240	162	156	40
Finance costs, net	24	211	159	143	37
Profit (loss) before income tax		198	241	(36)	(9)
Income tax expenses	25	63	79	4	1
Profit (loss) for the year		135	162	(40)	(10)

Earnings (loss) per share
Basic	27	0.87	1.04	(0.26)	(0.06)
Diluted	27	0.86	1.04	(0.26)	(0.06)

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31
		2013	2014	2015	2015
	Note	In millions
Profit (loss) for the year		135	162	(40)	(10)
Other comprehensive income (loss), items that will not be reclassified to profit or loss
Remeasurements of post-employment benefit obligations	16	(9)	(9)	5	1
Income taxes relating to remeasurements of post-employment benefit obligations	25	2	2	(1)	*
Other comprehensive income (loss) for the year, net of income taxes		(7)	(7)	4	1

TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR		128	155	(36)	(9)

*   Representing an amount of less than 1 million.

The accompanying notes are an integral part of the financial statements.

A -  7

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital
	Number of		Capital	Accumulated	Treasury
	Shares**	Amount	surplus	earnings (deficit)	shares	Total
		In millions
New Israeli Shekels:
BALANCE AT JANUARY 1, 2013	155,645,708	2	1,100	(10)	(351)	741

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2013
Total comprehensive income for the year				128		128
Exercise of options granted to employees	41,294	*	*			*
Employee share-based compensation expenses				5		5
BALANCE AT DECEMBER 31, 2013	155,687,002	2	1,100	123	(351)	874

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2014
Total comprehensive income for the year				155		155
Exercise of options granted to employees	385,943	*	2			2
Employee share-based compensation expenses				8		8
BALANCE AT DECEMBER 31, 2014	156,072,945	2	1,102	286	(351)	1,039

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2015
Total comprehensive loss for the year				(36)		(36)
Exercise of options and restricted shares granted to employees	14,511	*	*		*	*
Employee share-based compensation expenses				17		17
BALANCE AT DECEMBER 31, 2015	156,087,456	2	1,102	267	(351)	1,020

Convenience translation into U.S. Dollars (note 2b3):
BALANCE AT JANUARY 1, 2015	156,072,945	1	282	73	(90)	266
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2015
Total comprehensive loss for the year				(9)		(9)
Exercise of options and restricted shares granted to employees	14,511	*	*		*	*
Employee share-based compensation expenses				5		5
BALANCE AT DECEMBER 31, 2015	156,087,456	1	282	69	(90)	262

*   Representing an amount of less than 1 million.
** Net of treasury shares.

The accompanying notes are an integral part of the financial statements.

(Continued)–- 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31
		2013	2014	2015	2015
	Note	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)		1,548	1,017	955	244
Income tax paid	25	(9)	(66)	(33)	(8)
Net cash provided by operating activities		1,539	951	922	236

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	10	(326)	(287)	(216)	(55)
Acquisition of intangible assets	11	(156)	(145)	(143)	(37)
Interest received	24	8	4	3	1
Proceeds from sale of property and equipment	23	1	1	1	*
Investment in PHI	9			(1)	*
Proceeds from (repayment of) derivative financial instruments, net	6	(25)	(4)	*	*
Net cash used in investing activities		(498)	(431)	(356)	(91)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	21	*	2	*	*
Repayment of finance lease		(1)
Interest paid	23	(181)	(131)	(137)	(35)
Non-current borrowings received	6,15		200	675	173
Repayment of non-current borrowings	6,15	(617)	(100)	(533)	(137)
Repayment of notes payable	6,15	(309)	(309)	(308)	(79)
Net cash used in financing activities		(1,108)	(338)	(303)	(78)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(67)	182	263	67

CASH AND CASH EQUIVALENTS ATBEGINNING OF YEAR		548	481	663	170

CASH AND CASH EQUIVALENTS AT END OF YEAR		481	663	926	237

* Representing an amount of less than 1 million.

The accompanying notes are an integral part of the financial statements.

(Concluded) - 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

Appendix – Cash generated from operations and supplementary information

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31,
		2013	2014	2015	2015
	Note	In millions

Cash generated from operations:
Profit (loss) for the year		135	162	(40)	(10)

Adjustments for:
Depreciation and amortization (including impairment)	10, 11, 13	669	652	641	165
Amortization (including impairment) of deferred expenses - Right of use	12, 13	31	37	112	28
Amortization of employee share based compensation	21	5	8	17	4
Liability for employee rights upon retirement, net	16	(14)	(3)	(12)	(3)
Finance costs, net	24	49	4	(8)	(2)
Change in fair value of derivative financial instruments	6	12	7	(2)	(1)
Interest paid	24	181	131	137	35
Interest received	24	(8)	(4)	(3)	(1)
Deferred income taxes	25	17	4	(40)	(10)
Income tax paid	25	9	66	33	8
Capital gain from property and equipment	10	(1)	(1)	*	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	7	566	(26)	(183)	(47)
Other		2	8	(13)	(3)
Increase (decrease) in accounts payable and accruals:
Trade		(115)	44	(5)	(2)
Other payables		(17)	(4)	(12)	(3)
Provisions	14	7	(9)	19	5
Deferred income with respect to settlement agreement with Orange	18			325	83
Other deferred revenues		(3)	(2)	(6)	(1)
Increase in deferred expenses - Right of use	12	(17)	(22)	(34)	(9)
Current income tax liability	25	35	10	11	3
Decrease (increase) in inventories	8	5	(45)	18	5
Cash generated from operations:		1,548	1,017	955	244

* Representing an amount of less than 1 million.

Supplementary information
At December 31, 2013, 2014 and 2015, trade and other payables incl1ude NIS 223 million, NIS 214 million and NIS 126 million ($32 million), respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.
These balances are recognized in the cash flow statements upon payment.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

     a.    Reporting entity

Partner Communications Company Ltd. ("the Company", "Partner") is a leading Israeli provider of telecommunications services under the orange™ brand until February 15, 2016, and under the Partner brand thereafter, and under the 012 Smile brand. The Company is incorporated and domiciled in Israel and its principal executive office’s address is 8 Amal Street, Afeq Industrial Park, Rosh-Ha'ayin 48103, Israel.

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange Ltd. ("TASE") under the symbol "PTNR". American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, are quoted on the NASDAQ Global Select Market™, under the symbol "PTNR". See also note 21(a).

On January 29, 2013, S.B. Israel Telecom Ltd., an affiliate of Saban Capital Group Inc., became the Company's principal shareholder. Until January 29, 2013, the ultimate parent company was Suny Electronics Ltd., which is the parent company of Scailex Corporation Ltd, which was the Company's parent since October 28, 2009 ("Scailex"), see note 26 (a).

In November 2013, the Company and Hot Mobile Ltd ("Hot Mobile") entered into a network sharing agreement ("NSA") and a right of use agreement. Pursuant to the NSA, the parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership (Hereinafter "PHI"), which will operate and develop a radio access network to be shared by both parties, starting with a pooling of both parties' radio access network infrastructures to create a single shared pooled radio access network. PHI began its operations in July 2015. See note 9 and note 2(c)(2).

In September 2014, the Company recognized the general labor organization - the Histadrut New General Labor Organization, as the representative labor union of the Company's employees. See note 22(d).

The Company announced that it had given notice to Orange Brand Services Ltd ("Orange") of its decision to settle the Orange brand license agreement, see note 18.

These consolidated financial statements of the Company as of December 31, 2015, are comprised of the Company and its subsidiaries and partnerships (the "Group"). See the list of subsidiaries and partnerships and principles of consolidation in note 2(c)(1), see also 2(c)(2) with respect to investment in PHI.

                         b.   Operating segments

The operating segments were determined based on the reports reviewed by the Chief Executive Officer (CEO) who is responsible for allocating resources and assessing performance of the operating segments, and therefore is the Chief Operating Decision Maker ("CODM"), and supported by budget and business plans structure, different regulations and licenses (see (d) below), as well as managerial responsibilities. The CEO considers the business from two operating segments, as follows (see also note 5):

             (1)     Cellular segment
The cellular segment includes cellular communication services such as airtime calls, international calls, messaging, browsing, content services, roaming services, and from other operators' usage of the Company's cellular network. Most of post-paid cellular tariff plans for private customers are bundles which include unlimited amounts of calls minutes and messaging, as well as browsing packages. Content services include voice mail, multimedia messaging and streaming broadcast content, as well as downloadable wireless data applications, including ringtones, GPS services, music, games, and other informational content.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

 b.   Operating segments (continued)

Roaming services include calls, messaging and browsing services on networks with which the Company has a commercial roaming relationship. Other optional services, such as equipment extended warranty plans are also provided for monthly fees and are either sold separately or included in rate plan packages and bundles.

     (2)  Fixed-line segment
The fixed-line segment includes: (1) Internet services under which the Group provides access to the internet (both network infrastructure services using Bezeq’s network as described in (c)(1) below, and access services ("ISP")) as well as home WiFi networks, including Value Added Services ("VAS") such as anti-virus and anti-spam filtering; and fixed-line voice communication services provided through Voice Over Broadband ("VOB"), SIP voice trunks and  Network Termination Point Services ("NTP") – under which the Group supply, install operate and maintain all types of endpoint network equipment and solutions, including providing and installing equipment and cabling, within a subscriber's place of business or premises. (2) Transmission services, Primary Rate Interface ("PRI"); (3) International Long Distance call services ("ILD"): outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services.

The cellular segment and the fixed-line segment also include sales of telecommunications, audio visual and related devices: mainly cellular handsets, tablets (handheld computers), laptops, landline phones, modems, datacards, domestic routers, servers, smartboxes and related equipment, and a variety of digital audio visual equipment including televisions, digital camera, games consoles and related equipment.

Each segment is divided into services and equipment sales revenues, and the related cost of revenues. The operating segments include the following measures: revenues, cost of revenues, operating profit (loss), and Earnings Before Interest expenses (finance costs, net), Tax, Depreciation, Amortization (including amortization of intangible assets, deferred expenses-right of use, and amortization of share based compensation) and impairment charges ("Adjusted EBITDA" see note 5 (2)). The CODM does not examine assets or liabilities for those segments separately for allocating resources and assessing performance of the operating segments therefore they are not presented in note 5 segment information.

c.     Main recent regulatory developments

(1)
In February 2015 a regulation came into effect according to which each of the infrastructure owners - Bezeq and Hot are required to allow use of their broadband fixed-line infrastructure by telecommunication providers that do not have a broadband fixed-line infrastructure. This regulation allows telecommunication providers that do not have a broadband fixed-line infrastructure, including the Company and its subsidiaries, to offer internet access in one transaction (without requiring the subscriber to engage with both an internet access provider and an infrastructure provider). As a result, the Group commenced selling offers including both network infrastructure services using Bezeq’s network and internet access service. Regulations about the above with respect to Hot are not completed yet.

(2)	See information in respect of frequency fees in note 17(1).

(3)	See information in respect of corporate tax rates in note 25.

(4)	See information in respect of 4G frequency awarded in note 1(d).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

  d.   Group licenses

The Group operates under the following licenses that were received from the Israeli Ministry of Communications ("MOC") and from the Israeli Civil Administration ("CA"):

	Type of services	Area of service	License owner	Granted by	Valid through	Guarantees made
(1)	Cellular	Israel	Partner Communications Company Ltd.	MOC	Feb, 2022	NIS 90 million
(2)	Cellular	West Bank	Partner Communications Company Ltd.	CA	Feb, 2022	USD 0.5 million
(3)	ISP	Israel	Partner Communications Company Ltd.	MOC	Mar, 2018
(4)	ISP	West Bank	Partner Communications Company Ltd.	CA	Mar, 2018
(5)	ISP	Israel	012 Smile Telecom Ltd.	MOC	Jun, 2020
(6)	ISP	West Bank	012 Smile Telecom Ltd.	CA	Feb, 2016 (*)
(7)	ILD	Israel	012 Smile Telecom Ltd.	MOC	Nov, 2029	NIS 10.8 million
(8)	ILD	West Bank	012 Smile Telecom Ltd.	CA	Feb, 2018	NIS 0.6 million
(9)	Fixed	Israel	012 Telecom Ltd.	MOC	Dec, 2025	NIS 12 million
(10)	Fixed	West Bank	012 Telecom Ltd.	CA	Feb, 2018
(11)	Fixed	Israel	Partner Land-line Communication Solutions - Limited Partnership	MOC	Jan, 2027	NIS 11.8 million
(12)	Fixed	West Bank	Partner Land-line Communication Solutions - Limited Partnership	CA	Mar, 2019
(13)	NTP	Israel	Partner Land-line Communication Solutions - Limited Partnership	MOC	Feb, 2017
(14)	NTP	Israel	012 Smile Telecom Ltd.	MOC	Dec, 2020

With respect to license (1), the Company is entitled to request an extension of the license for an additional period of six years and then renewal for one or more additional 6 year periods, at the discretion of the MOC. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator.

Other licenses may be extended for various periods, at the discretion of the MOC or CA, respectively.

The Group believes that it will be able to receive extensions to the licenses upon request.

See also note 17(6) as to additional guarantees made to third parties.

On January 13, 2015 the Company was awarded an additional frequency bandwidth of 5MHz in the 1800MHz spectrum, for a consideration of NIS 33.5 million, as part of the 4G frequencies tender of the MOC.

(*)
012 Smile Telecom Ltd. wasgranted a special license to provide ISP services to the Israeli populated areas in the West Bank which was valid until February 2016 and is expected to be replaced with a new license. Until the new license is granted, 012 Smile Telecom Ltd have been permitted by the Civilian Administration in the West Bank to continue providing the services.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the financial statements

(1)	Basis of preparation

The consolidated financial statements of the Company ("the financial statements") have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

The principal accounting policies set out below have been consistently applied to all periods presented unless otherwise stated.

(2)     Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates, and requires management to exercise its judgment in the process of applying the Group's accounting policies. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

b.	Foreign currency translations

(1) Functional and presentation currency
The consolidated financial statements are measured and presented in New Israeli Shekels ("NIS"), which is the Group's functional and presentation currency as it is the currency of the primary economic environment in which the Group operates. The amounts presented in NIS millions are rounded to the nearest NIS million.

(2) Transactions and balances
Foreign currency transactions are translated into NIS using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement in finance costs, net.

(3) Convenience translation into U.S. Dollars (USD or $ or dollar)
The NIS figures at December 31, 2015 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2015    (USD 1 = NIS 3.902). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

c.	Interests in other entities

(1) Subsidiaries

The consolidated financial statements include the accounts of the Company and entities controlled by the Company. Control exists when the Company has the power over the investee; has exposure, or rights, to variable returns from involvement in the investee; and has the ability to use its power over the investee to affect its returns. Subsidiaries and partnerships are fully consolidated from the date on which control is transferred to the Company.

Inter-company transactions, balances, income and expenses on transactions between Group companies are eliminated in preparing the consolidated financial statements.

List of wholly owned Subsidiaries and partnerships:
012 Smile Telecom Ltd.
012 Telecom Ltd.
Partner Land-Line Communication Solutions - Limited Partnership
Partner Future Communications 2000 Ltd. ("PFC")
Partner Business Communications Solution - Limited Partnership – not active
Partner Net Ltd.  – not active
012 Mobile GP Ltd.  – not active
Golden Lines 012 Telecommunication Services 2001 Ltd. – not active
012 Mobile Limited Partnership – not active

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

c. Interests in other entities (continued)

(2) Investment in PHI

In November 2013, the Company and Hot Mobile Ltd entered into a network sharing agreement ("NSA") and a right of use agreement. Pursuant to the NSA, the parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership ("PHI"), which will operate and develop a radio access network to be shared by both parties, starting with a pooling of both parties' radio access network infrastructures to create a single shared pooled radio access network. PHI began its operations in July 2015, managing the networks. See also note 9.

As described in note 4(b)(3) the Company does not control PHI nor does it have joint control over it, and the Company accounts for its investment in PHI according to the equity method as PHI is considered an associate. An associate is an entity over which the group has significant influence but not control. Investment in associate is accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and adjusted thereafter to recognize the investor’s share of the post-acquisition profits or losses of the investee in profit or loss, and the group’s share of movements in other comprehensive income of the investee in other comprehensive income.

Unrealized gains on transactions between the Group and the associate are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

See also note 26(f) for information about transactions and balances with respect to the investment in PHI.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

d.	Inventories

Inventories of equipment: cellular handsets and fixed telephones, tablets, laptops, datacards, servers, spare parts, ISP modems, related equipment, accessories and other inventories are stated at the lower of cost or net realizable value. Cost is determined on the "first-in, first-out" basis. The Group determines its allowance for inventory obsolescence and slow moving inventory based upon past experience, expected inventory turnover, inventory ageing and current and future expectations with respect to product offerings.

e.	Property and equipment

Property and equipment are initially stated at cost.

Costs are included in the assets' carrying amounts or recognized as separate assets, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance that do not meet the above criteria are charged to the statement of income during the financial period in which they are incurred.

Costs include expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located.

Changes in the obligation to dismantle and remove assets on sites and to restore the sites, on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any balance is recognized immediately in profit or loss, See (m)(2) below.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Property and equipment is presented less accumulated depreciation, and accumulated impairment losses. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see (i) below).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

e.	Property and equipment (continued)

 Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

years
Communications network:
Physical layer and infrastructure	10 - 25 (mainly 15, 10)
Other Communication network	3 - 15 (mainly 5, 10, 15)

Computers, software and hardware for
information systems	3-10 (mainly 3-5)
Office furniture and equipment	7-15
Optic fibers and related assets	7-25 (mainly 20)
Property	25

 Leasehold improvements are depreciated by the straight-line method over the term of the lease (including reasonably assured option periods), or the estimated useful life (5-10 years) of the improvements, whichever is shorter.

 See note 13(2) with respect of impairment charges in 2015.

f.	Licenses and other intangible assets

(1)	Licenses costs and amortization (see also note 1 (d)):

(a)
The licenses to operate cellular communication services were recognized at cost. Borrowing costs which served to finance the license fee - incurred until the commencement of utilization of the license - were capitalized to cost of the license.

(b)	Partner Land-line Communication solutions – limited partnership's license for providing fixed-line communication services is stated at cost.

(c)	012 Smile and its subsidiaries' licenses were recognized at fair value in a business combination as of the acquisition date of 012 Smile March 3, 2011.

The other licenses of the Group were received with no significant costs.

The licenses are amortized by the straight-line method over their useful lives (see note 1 (d)) excluding any ungranted possible future extensions that are not under the Group's control. The amortization expenses are included in the cost of revenues.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

f.	Licenses and other intangible assets (continued)

(2)	Computer software:

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and to bring to use the specified software.

Development costs, including employee costs, that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the capitalization criteria under IAS 38 are met. Other development expenditures that do not meet the capitalization criteria, such as software maintenance, are recognized as an expenses as incurred.

Computer software costs are amortized over their estimated useful lives (3 to 10 years) using the straight-line method, see also note 11.

(3)	Customer relationships:

The Company has recognized as intangible assets customer relationships that were acquired in a business combination and recognized at fair value as of the acquisition date. Customer relationships are amortized to selling and marketing expenses over their estimated useful economic lives (5 to 10 years) based on the straight line method. See note 13(2) with respect of impairment charges in 2015.

(4)	012 Smile trade name:

Trade name was acquired in a business combination. In 2015, the Group decided to cease the usage of the "012 Smile" trade name in 2017.As a result the Group revised its expected useful life to end in 2017 as a change in accounting estimate. As a result the amortization expenses of the 012 Smile trade name increased in 2015 by NIS 1 million, and are expected to increase in 2016 and 2017 by approximately NIS 16 million and NIS 6 million respectively, see note 4 (a) (3). See note 13(2) with respect of impairment charges to the 012 Smile trade name in 2015 in an amount of NIS 2 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

f.	Licenses and other intangible assets (continued)

(5)	Subscriber Acquisition and Retention Costs (SARC):

Costs to acquire or retain postpaid mobile telecommunication subscribers, less the subscriber's payments towards the handset, pursuant to a contract with a commitment period and early termination penalties, are capitalized to intangible assets, if (1) such assets are identifiable and controlled; (2) it is probable that future economic benefits will flow from the subscribers to the Group; and (3) such costs can be measured reliably. If costs do not meet the aforementioned criteria they are recognized immediately as expenses.

In the event that a subscriber churns off the network or the arrangement is cancelled within the period, any unamortized subscriber acquisition or retention costs are written off in the period in which the subscriber churns. The amortization expenses are included in the cost of revenues.

g.
Right Of Use (ROU)

Right of use (ROU) of international fiber optic cables was acquired in a business combination, subsequent additions are recognized at cost. The ROU is presented as deferred expenses (current and non-current) and is amortized on a straight line basis over a period beginning each acquisition of additional ROU in this framework and until 2027 (including expected contractual extension periods). See also notes 12 and 17(4).

See note 13(2) with respect of impairment charges to ROU in 2015 in an amount of NIS 76 million.

Other costs of right to use other assets in an immaterial amount is presented as deferred expenses and amortized on a straight line basis over the assets useful lives.

h.
Goodwill

Goodwill acquired in a business combination represents the excess of the consideration transferred over the net fair value of the identifiable assets acquired, and identifiable liabilities and contingent liabilities assumed. The goodwill has an indefinite useful economic life and is not subject to amortization; rather is measured at cost less accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to a group of CGUs under the fixed line segment that is expected to benefit from the synergies of the combination. The group of CGUs represents the lowest level within the entity which the goodwill is monitored for internal management purposes.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

h.	Goodwill (continued)

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment loss would be recognized for the amount by which the carrying amount of goodwill exceeded its recoverable amount. The recoverable amount is the higher of value-in-use and the fair value less costs to sell. Value-in-use is determined by discounting expected future cash flows using a pre-tax discount rate. Any impairment is recognized immediately as an expense and is not subsequently reversed. See also note 13(1) in respect of impairment tests.

i.	Impairment of non-financial assets with finite useful economic lives

Assets that are subject to depreciation and amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indications exist an impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs. The recoverable amount is the higher of an asset's fair value less costs to sell and value-in-use. Value-in-use is determined by discounting expected future cash flows using a pre-tax discount rate.

An impairment loss recognized in prior periods for an asset (or CGU) other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset's (or CGU's) recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset (or CGU) shall be increased to its recoverable amount. The increased carrying amount of an asset (or CGU) other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in the statement of income.

The Group recorded in 2015 impairment charges of intangible assets, deferred expenses – right of use, and fixed assets, see note 13 (2) and note 4 (a) (3)

j.	Financial instruments

The Group classifies its financial instruments in the following categories: (1) at fair value through profit or loss, (2) loans and receivables, and (3) liabilities at amortized cost. See note 6 (c) as to classification of financial instruments to the categories.

Financial assets are classified as current if they are expected to mature within 12 months after the end of the reporting period; otherwise they are classified as non-current. Financial liabilities are included in current liabilities, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current liabilities.

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legal enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legal enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

j. Financial instruments (continued)

(1)   Financial instruments at fair value through profit or loss category:
Gains or losses arising from changes in the fair value of derivative financial instruments are presented in the income statement within "finance costs, net" in the period in which they arise. These financial instruments are classified into 2 levels based on their valuation method (see also note 6(c)):

 Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly (as prices) or indirectly (derived from prices).

(2)  Loans and receivables category:
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are recognized initially at fair value and subsequently measured at amortized costs using the effective interest method, less any impairment loss.

Cash and cash equivalents are highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use.

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. The amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated cash flows discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement. Trade receivables are presented net of allowance for doubtful accounts. Individual receivables which are known to be uncollectable are written off by reducing the carrying amount directly. The other receivables are assessed collectively. For these receivables the allowance is determined based on percentage of doubtful debts in collection, considering the likelihood of recoverability based on the age of the balances, the historical write-off experience net of recoveries, changes in the credit worthiness, and collection trends.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership of the assets. The Company factors trade receivables resulting from sales of equipment by credit cards. The factoring is on a non-recourse basis. The factoring of accounts receivable is recorded by the Company as a sales transaction. The results of the factoring transaction are charged to financial income and expenses on the settlement date.

(3)  Financial liabilities and borrowings at amortized cost category:
Financial liabilities at amortized cost are non-derivative financial instruments with fixed or determinable payment, including trade payables. Financial liabilities at amortized cost are recognized initially at fair value, net of transaction costs, and subsequently measured at amortized costs using the effective interest method.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

k.	Employee benefits

(i) Post-employment benefits

1. Defined contribution plan
According to Section 14 of the Israeli Severance Pay Law the Group's liability for some of the employee rights upon retirement is covered by regular contributions to various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds. These plans are defined contribution plans, since the Group pays fixed contributions into a separate and independent entity. The Group has no legal or constructive obligations to pay further contribution if the fund does not hold sufficient assets to pay all employees the benefit relating to employee service in the current or prior periods. The amounts funded as above are not reflected in the statement of financial position. Obligations for contributions to defined contribution pension plans are recognized as an expense in the statement of income when they are due.

    2. Defined benefit plan
Labor laws, agreements and the practice of the Group, require paying retirement benefits to employees dismissed or retiring in certain other circumstances (except for those described in 1 above), measured by multiplying the years of employment by the last monthly salary of the employee (i.e. one monthly salary for each year of tenure), the obligation of the Group to pay retirement benefits is treated as a defined benefit plan.

The liability recognized in the statement of financial position in respect of the defined benefit plan is the present value of the defined benefit obligation at end of the reporting period less the fair values of plan assets.

The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. According to IAS 19 employee benefits, the present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of deep market for high-quality corporate bonds.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Interest costs in respect of the defined benefit plan are charged or credited to finance costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

k.	Employee benefits (continued)

 (ii)  Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably legally or constructively committed either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(iii) Short term employee benefits

 1. Vacation and recreation benefits

The employees are legally entitled to vacation and recreation benefits, both computed on an annual basis. This entitlement is based on the term of employment. This obligation is treated as a short term benefit under IAS 19. The Group charges a liability and expense due to vacation and recreation pay, based on the benefits that have been accumulated for each employee, on an undiscounted basis.

 2. Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses based on consideration of individual performance and the Group's overall performance. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

l.	Share based payments

The Group operates an equity-settled share-based compensation plan, under which the Group receives services from employees as consideration for equity instruments of the Group. The fair value of the employee services received in exchange for the grant of the equity instruments is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted, at the grant date. It is recognized over the vesting period, which is the period over which all the specified vesting conditions are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of equity instruments that are expected to vest based on the vesting conditions, and recognizes the impact of the revision of original estimates, if any, in the statement of income, with corresponding adjustment to accumulated deficit.

The proceeds received net of any directly attributable transactions costs are credited to share capital and capital surplus when the equity instruments are exercised.

  PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

m.	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will require settling the obligation, and the amount has been reliably estimated. See also note 14.

(1)
In the ordinary course of business, the Group is involved in a number of lawsuits and litigations. The costs that may result from these lawsuits are only accrued for when it is probable that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings that may require a reassessment of this risk, and where applicable discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The Group's assessment of risk is based both on the advice of legal counsel and on the Group's estimate of the probable settlements amount that are expected to be incurred, if any. See also note 20.

(2)
The Company is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as finance costs (unwinding of discount).

(3)
Provisions for equipment warranties include obligations to customers in respect of equipment sold. Where there are a number of similar obligations, the likelihood that an outflow will be required in a settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any item included in the same class of obligations may be small.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Revenues

The Group's revenues are measured at fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of business. Revenue is presented net of Value-Added-Tax, returns, rebates and discounts, and intercompany revenues. The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Group and when specific criteria have been met for each of the Group's activities as described herein.

(1)   Revenues from services:

Revenues from services (see note 1(b)) are recognized when the services are rendered, and all other revenue recognition criteria are met.

Revenues from pre-paid calling cards sold to customers are recognized upon the earlier of customer's usage of the cards, or expiration.

The Group records payments received in advance for services and services to be provided under contractual agreements, such as transmission services, as deferred income until such related services are provided.

The Group determines whether it is acting as a principal or as an agent. The Group is acting as a principal if it has exposure to the significant risks and rewards associated with the rendering of services. Features that indicate that the Group is acting as a principal include: (a) the Group has the primary responsibility for providing the services to the customer or for fulfilling the order; (b) the Group has latitude in establishing prices, either directly or indirectly; and (c) the Group bears the customer's credit risk for the amount receivable from the customer. On the other hand, the Group is acting as an agent or an intermediary, if it does not have exposure to the significant risks and rewards associated with the rendering of services. One feature indicating that the Group is acting as an agent is that the amount the Group earns is predetermined, being either a fixed fee per transaction or a stated percentage of the amount billed to the customer. Based on the above considerations the Group determined that it is acting as an agent in respect of certain content services provided by third parties to customers, and therefore the revenues recognized from these services are presented on a net basis in the statement of income.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

n. Revenues (continued)

(2)   Revenues from sales of equipment:

Revenue from sale of equipment includes revenue from sale of handsets, routers, phones, tablets, laptops, modems, data cards, servers, smartboxes, audio-visual devices, related accessories, other devices and equipment. Revenue is recognized when the significant risks and reward of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement in regards to the goods, and the amount of revenue can be measured reliably.

Some sales of equipment with accompanying services constitute a revenue arrangement with multiple deliverables. Accordingly, consideration received is allocated to each deliverable based on the relative fair value of the individual element. The revenue from sales of equipment is recognized as equipment revenues upon the delivery of the equipment to the subscriber when all revenue recognition criteria are met.

The Company subsidizes, in some cases, the sale of the handset to end subscribers by selling it at a price below its cost to secure a fixed-term service contract for the purpose of acquiring new subscribers or retaining existing subscribers. The handset sale is then treated as a non-revenue-generating transaction and accordingly, no revenue is recognized from these types of handset sales. The subsidy, and direct selling expenses are capitalized as elements of subscriber acquisition and retention costs in accordance with accounting policy set out in note (f)(5) above. The subsidy represents the difference between the cost of the handset and the payment received from the subscriber for the handset.

(3)   Revenues from non-current credit arrangements:

Revenues from non-current credit arrangements to customers in respect of sales of equipment are recognized on the basis of the present value of future cash flows, discounted at the prevailing rate for a similar instrument of an issuer with a similar credit rating. The difference between the original credit and its present value is recorded as other income over the credit period (see note 23 – unwinding of trade receivables and note 7(a)).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

o.	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from lessor) are charged to income statements on a straight-line basis over the lease term, including extending options which are reasonably certain.

p.	Advertising expenses

Advertising expenses are charged to the statement of income as incurred. Advertising expenses for the years ended December 31, 2013, 2014 and 2015 totaled NIS 53 million, NIS 49 million and NIS 29 million, respectively.

q.	Tax expenses

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted as of the end of the reporting period. Management periodically evaluates positions taken with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized on temporary differences arising between that tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from initial recognition of goodwill. Deferred income tax is determined using the tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets are presented as non-current, see also note 25.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity where there is an intention to settle the balances on a net basis.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

r.	Share capital

Ordinary shares are classified as equity.

Company's shares acquired by the Company (treasury shares) are presented as a reduction of equity, at the consideration paid, including any incremental attributable costs, net of tax. Treasury shares do not have a right to receive dividends or to vote. See also note 21(a)

s.	Earnings Per Share (EPS)

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Company and held as treasury shares.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume exercise of all dilutive potential ordinary shares. The instruments that are potential dilutive ordinary shares are equity instruments granted to employees. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options (see note 27).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following relevant new standards, amendments to standards or interpretations have been issued, but are not effective for the financial periods beginning January 1, 2015, and have not been early adopted:

(1) IFRS 15, Revenue from Contracts with Customers (IFRS 15). IFRS 15 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance. IFRS 15 is based on the principle that revenue is recognized when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards.

Management is currently assessing the impact of the new rules and has identified the following areas that are likely to be affected:  Sales commissions where the new guidance may result in identification of them as contract cost assets which could affect the timing of the recognition of those costs, instead of capitalizing subscriber acquisition and retention costs; allocation of revenues to performance obligations could affect the timing of revenue recognition. The new standard is effective retrospectively for annual reporting periods beginning on or after January 1, 2018, according to its transition provisions. Earlier application is permitted. The standard permits a modified retrospective approach for the adoption. Under this approach entities will recognize transitional adjustments in retained earnings on the date of initial application (e.g. January 1, 2017), i.e. without restating the comparative period; and applying the new rules to contracts that are not completed as of the date of initial application. At this stage, the Group is still evaluating the impact of the new rules on the Group’s financial statements.

(2) IFRS 9, Financial instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through P&L. It introduces a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. The Group is yet to assess IFRS 9’s full impact.

(3) IFRS16, Leases, which replaces the current guidance in IAS 17. The standard requires lessees, with certain exceptions, to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for lease contracts. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15, Revenue from Contracts with Customers, is also applied. The Group is yet to assess IFRS 16’s full impact.

(4) Amendments to IAS 1, Presentation of Financial Statements. The amendments provide clarifications about issues that include materiality, disaggregation and subtotals, order of presenting the notes, and disclosures about accounting policies. The amendment is effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted. The Group assesses that the amendment's impact on the financial statements is not expected to be material.

(5) Amendments to IFRS 7, Financial Instruments: Disclosures. The first amendment provides guidance for transferred financial assets to help management to determine whether the terms of a servicing arrangement constitute 'continuing involvement'. The Second amendment clarifies the additional disclosures relating to the offsetting of financial assets and financial liabilities only required in interim reports if required by IAS 34. The amendments are effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted. The Group assesses that the amendment's impact on the financial statements is not expected to be material.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a. Critical accounting estimates and assumptions

(1)   Estimating service revenues earned but not yet billed:

The Company recognizes service revenues based upon minutes, seconds and packages used, net of credits and adjustments for service discounts. Because the Company's billing cycles use cut-off dates, which for the most part do not coincide with the Company's reporting periods, the Company is required to make estimates for service revenues earned but not yet billed at the end of each reporting period. These estimates are based primarily upon actual unbilled usage of the Company's network by the customers, and also on historical data and trends. Actual billing cycle results may differ from the results estimated at the end of each period depending on subscriber usage and rate plan mix.

 (2)  Assessing the useful lives of assets:

The useful economic lives of the Group's assets are an estimate determined by management. The Group defines useful economic life of its assets in terms of the assets' expected utility to the Group. This estimation is based on assumptions of future changes in technology or changes in the Group's intended use of these assets, and experience of the Group with similar assets, and legal or contract periods where relevant. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at least annually. See also note 2(e) and note 2(f). See also information with respect to the change in estimate of the useful life of the "012 Smile" trade name in (3) below.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

a. Critical accounting estimates and assumptions (continued)

(3)	Assessing the recoverable amount for impairment tests of assets with finite useful lives:

The Group is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. If indicators for impairment are identified the Group estimates the assets' recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. The value-in-use calculations require management to make estimates of the projected future cash flows. Determining the estimates of the future cash flows is based on management past experience and best estimate for the economic conditions that will exist over the remaining useful economic life of the CGU. See also note 2(i).

In the fourth quarter of 2015, the Group decided to cease the usage of the "012 Smile" trade name in 2017, this change in business induced the Group to determine that an indicator of impairment exists for the fixed-line segment. See note 13(2).

An Impairment test for the VOB/ISP CGU of the fixed line segment resulted in an impairment charge to certain assets in a total amount of NIS 98 million, based on the key assumptions described in note 13(2). The recoverable amount of the VOB/ISP CGU assets as of December 31, 2015 was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations, which was NIS 250 million. The value in use calculations use pre-tax cash flow projections covering a five-year period and using extrapolation with specific adjustments expected until 2027, which is the economic life of the main asset of the CGU: the deferred expenses – Right of Use, and a pre-tax discount rate of 12.9%. The value-in-use calculations included all factors in real terms. The value-in-use of the assets of the CGU was estimated to exceed the fair value less costs to sale.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

a. Critical accounting estimates and assumptions (continued)

(3) Assessing the recoverable amount for impairment tests of assets with finite useful lives (continued):

The impairment test was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts in future periods. See also note 2(i).

As a result of the decision to cease the usage of the "012 Smile" trade name the Group revised its expected useful life to end in 2017 as a change in accounting estimate. As a result the amortization expenses of the trade name increased in 2015 by NIS 1 million, and are expected to increase in 2016 and 2017 by approximately NIS 16 million and NIS 6 million respectively.

Further increase in the level of competition that will continue to push downward prices may require the Group to perform further impairment tests of assets. Such impairment tests may lead to recording significant impairment charges, which could have a material negative impact on the Group's operating and net profit.

                                (4)   Assessing the recoverable amount of goodwill for impairment tests:

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. The recoverable amount of the fixed line segment to which goodwill has been allocated to have been determined based on value-in-use calculations. For the purpose of the goodwill impairment tests as of December 31, 2013, 2014 and 2015 the recoverable amount was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rates do not exceed the long-term average growth rate of the fixed-line communications services business.

The key assumptions used in the December, 31, 2015 test were as follows:

Terminal growth rate	(negative 0.09%)
After-tax discount rate	10.3%
Pre-tax discount rate	13.4%

The impairment test as of December 31, 2015 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 13(1) and note 2(h). No impairment charges were recognized in with respect to goodwill in 2013, 2014 and 2015.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

a. Critical accounting estimates and assumptions (continued)

(4)    Assessing the recoverable amount of goodwill for impairment tests:

Sensitivity Analysis:

The headroom of the fixed line segment fair value over the book value as of December 31, 2013, 2014 and 2015 was approximately 9.5%, 15% and 9% respectively. Sensitivity analysis was performed for the recoverable amount as of December 31, 2015 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 10.3% (9.3% to 11.3%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable minus 0.09% (minus 1.09% to 0.91%), assuming all other variables constant. Results showed that no impairment charge is required for both analysis. However, considering an extreme scenario whereby increasing the discount rate above 10.8% and simultaneously decreasing the permanent growth rate below minus 0.6% would indicate impairment.

(5)   Assessing allowance for doubtful accounts:

The allowance is established when there is objective evidence that the Group will not be able to collect amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, or delinquency or default in debtor payments are considered indicators that a trade receivable is impaired. Individual receivables which are known to be uncollectable are written off by reducing the carrying amount directly. The other receivables are assessed collectively. For these receivables the allowance is determined based on percentage of doubtful debts in collection, considering the likelihood of recoverability based on the age of the balances, the historical write-off experience net of recoveries, changes in the credit worthiness, and collection trends. The trade receivables are periodically reviewed for impairment.

(6)   Considering uncertain tax positions:

The assessment of amounts of current and deferred taxes requires the Group's management to take into consideration uncertainties that its tax position will be accepted and of incurring any additional tax expenses. This assessment is based on estimates and assumptions based on interpretation of tax laws and regulations, and the Group's past experience. It is possible that new information will become known in future periods that will cause the final tax outcome to be different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. See also notes 2(q) and  note 25.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

b. Critical judgments in applying the Group's accounting policies

(1)    Considering the likelihood of contingent losses and quantifying possible settlements:
Provisions are recorded when a loss is considered probable and can be reasonably estimated. Judgment is necessary in assessing the likelihood that a pending claim or litigation against the Group will succeed, or a liability will arise, quantifying the possible range of final settlement. These judgments are made by management with the support of internal specialists, or with the support of outside consultants such as legal counsel. Because of the inherent uncertainties in this evaluation process, actual results may be different from these estimates.

(2)    Considering sales with multiple deliverables:
The Group made judgments to determine that certain sales of equipment with accompanying services constitute an arrangement with multiple deliverables that are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole, and accordingly, consideration received is allocated to each deliverable based on the relative fair value of the individual element. See also note 2(n)(2).

(3)    Accounting treatment for the investment in PHI:
The board of directors of Net 4 P.H.I Ltd. Consists of 3 directors nominated by the Company, 3 directors nominated by Hot Mobile and one  independent director who will act as a chairman. Net 4 P.H.I Ltd controls PHI. This governance provides that the Company does not control PHI nor does it have joint control over it, and the Company accounts for its investment in PHI according to the equity method, see also note 2 (c) and note 9.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2015
	In millions
	Cellular segment	Fixed-line segment		Elimination	Consolidated
Segment revenue - Services	2,275	717			2,992
Inter-segment revenue - Services	22	189		(211)
Segment revenue - Equipment	1,051	68			1,119
Total revenues	3,348	974		(211)	4,111

Segment cost of revenues - Services	1,856	736	(*)		2,592
Inter-segment cost of revenues- Services	187	24		(211)
Segment cost of revenues - Equipment	832	48			880
Cost of revenues	2,875	808		(211)	3,472
Gross profit	473	166			639

Operating expenses	506	134	(*)		640
Income with respect to settlement agreement with Orange	61				61
Other income, net	44	3			47
Operating profit	72	35			107
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization (including impairment charges, see note 13)	510	243			753
–Other (1)	15	1			16
Adjusted EBITDA (2)	597	279			876
Reconciliation of Adjusted EBITDA to loss before income tax
– Depreciation and amortization (including impairment charges, see note 13)					753

–Finance costs, net					143
–Other (1)					16
Loss before income tax					(36)

(*) Includes impairment charges in the fixed line segment, see Note 13.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2014
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	2,592	816		3,408
Inter-segment revenue - Services	26	188	(214)
Segment revenue - Equipment	938	54		992
Total revenues	3,556	1,058	(214)	4,400

Segment cost of revenues - Services	1,963	692		2,655
Inter-segment cost of revenues- Services	185	29	(214)
Segment cost of revenues - Equipment	727	37		764
Cost of revenues	2,875	758	(214)	3,419
Gross profit	681	300		981

Operating expenses	509	122		631
Other income, net	49	1		50
Operating profit	221	179		400
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	534	155		689
–Other (1)	7	*		7
Adjusted EBITDA (2)	762	334		1,096
Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				689
- Finance costs, net				159
- Other (1)				7
Profit before income tax				241

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2013
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue – Services	2,876	908		3,784
Inter-segment revenue – Services	31	177	(208)
Segment revenue – Equipment	703	32		735
Total revenues	3,610	1,117	(208)	4,519

Segment cost of revenues - Services	2,070	747		2,817
Inter-segment cost of revenues- Services	175	33	(208)
Segment cost of revenues - Equipment	664	29		693
Cost of revenues	2,909	809	(208)	3,510
Gross profit	701	308		1,009

Operating expenses	544	135		679
Other income, net	77	2		79
Operating profit	234	175		409
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	545	155		700
–Other (1)	5	*		5
Adjusted EBITDA (2)	784	330		1,114
Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				700
- Finance costs, net				211
- Other (1)				5
Profit before income tax				198

* Representing an amount of less than 1 million.

(1)     Mainly amortization of employee share based compensation.

(2)
Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use, amortization of share based compensation and impairment charges), as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges; it is fully comparable to EBITDA information which has been previously provided for prior periods.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a.	Financial risk factors

The Group is exposed to a variety of financial risks: credit, liquidity and market risks as part of its normal course of business. The Group's risk management objective is to monitor risks and minimize the possible influence that results from this exposure, according to its evaluations and expectations of the parameters that affect the risks.

1. Risk Management

Risk management is carried out by the treasury department under policies and/or directions resolved and approved by the board of directors.

2. Market risks

(a)   Description of market risks

Cash flow risk due to interest rate changes and CPI changes
The Group is exposed to fluctuations in the Israeli Consumer Price index (CPI), as some of the Group's non-current borrowings and notes payable are linked to the CPI. The Group did not enter into CPI hedging transactions in 2013, 2014 and 2015.

Furthermore, the Group's notes payable and non-current borrowings bearing variable interest rate cause cash flow risks. Based on simulations performed, an increase (decrease) of 1% interest rates during 2015 in respect of the abovementioned financial instruments would have resulted in an annual increase (decrease) in interest expenses of NIS 7 million. The Group does not enter into interest rate hedging transactions.

Foreign exchange risk
The Group's operating income and cash flows are exposed to currency risk, mainly due trade receivables and trade payables denominated in foreign currencies. During 2013 the Group closed its free standing forward contracts positions. The Group did not enter into free standing forward transactions in 2014 and 2015.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

Data regarding the US Dollar and Euro exchange rate and the Israeli CPI:

	Exchange	Exchange
	rate of one	rate of one	Israeli
	Dollar	Euro	CPI*
At December 31:
2015	NIS 3.902	NIS 4.247	221.13 points
2014	NIS 3.889	NIS 4.725	223.36 points
2013	NIS 3.471	NIS 4.782	223.80 points
Increase (decrease) during the year:
2015	0.3%	(10.1)%	(1.0)%
2014	12.0%	(1.2)%	(0.2)%
2013	(7.0)%	(2.8)%	1.8%

* Index for each reporting period's last month, on the basis of 1993 average = 100 points.

Sensitivity analysis:

An increase (decrease) of 2% in the CPI as at December 31, 2013, 2014 and 2015 would have decreased (increased) equity and profit by NIS 36 million, NIS 34 million, and 20 million, for the years ended December 31, 2013, 2014, 2015 respectively, assuming all other variables remain constant.

An increase (decrease) of 5% in the USD exchange rate as at December 31, 2013, 2014 and 2015 would have decreased (increased) equity and profit by NIS 3 million, NIS 8 million, and NIS 5 million, for the years ended December 31, 2013, 2014, 2015 respectively, assuming that all other variables remain constant.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

2. Market risks (continued)

(b) Analysis of linkage terms of financial instruments balances

	December 31, 2015
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS linked to CPI	NIS unlinked	Total
	New Israeli Shekels In millions
Current assets
Cash and cash equivalents		1		925	926
Trade receivables*	50	50		957	1,057
Other receivables				31	31

Non- current assets
Trade receivables				492	492

Total assets	50	51		2,405	2,506

Current liabilities
Current maturities of notes payable and borrowings			353	201	554
Trade payables*	117	46		552	715
Payables in respect of employees				68	68
Other payables				10	10

Non- current liabilities
Notes payable			463	727	1,190
Borrowings from banks and others			198	1,159	1,357

Total liabilities	117	46	1,014	2,717	3,894

In or linked to foreign currencies
New Israeli Shekels in millions
* Accounts that were set-off under enforceable netting arrangements
Trade receivables gross amounts	248
Set-off	(148)
Trade receivables, net	100

Trade payables gross amounts	311
Set-off	(148)
Trade payables, net	163

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

 2. Market risks (continued)

(b)  Analysis of linkage terms of financial instruments balances (continued)

	December 31, 2014
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS linked to CPI	NIS unlinked	Total
	New Israeli Shekels In millions
Current assets
Cash and cash equivalents	28	1		634	663
Trade receivables*	48	64		836	948
Other receivables				12	12

Non- current assets
Trade receivables				418	418

Total assets	76	65		1,900	2,041

Current liabilities
Current maturities of notes payable			122	187	309
Trade payables*	187	46		571	804
Payables in respect of employees				85	85
Other payables			1	6	7
Derivative financial instruments	3				3

Non- current liabilities
Notes payable			822	911	1,733
Borrowings from banks and institutions			731	502	1,233

Total liabilities	190	46	1,676	2,262	4,174

In or linked to foreign currencies
New Israeli Shekels in millions
* Accounts that were set-off under enforceable netting arrangements
Trade receivables gross amounts	302
Set-off	(190)
Trade receivables, net	112

Trade payables gross amounts	423
Set-off	(190)
Trade payables, net	233

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

 2. Market risks (continued)

(c) Details regarding the derivative financial instruments

The notional amounts of derivatives as of December 31, 2014 and 2015 are as follows, based on the amounts of currencies to be received, translated into NIS at the exchange rates prevailing at each of the reporting dates, respectively:

	New Israeli Shekels
	December 31
	2014	2015
	In millions
Embedded derivatives pay USD, receive NIS	44	35

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

3. Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's trade receivables, and also from cash and cash equivalents and other receivables. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group conducts credit evaluations on receivables of certain types over a certain amount, and requires collaterals against them. Accordingly, the financial statements include appropriate allowances for estimated irrecoverable amounts. See also note 2(j)(2).

The face amount of financial assets represents the maximum credit exposure, see note 6(c).

The cash and cash equivalents are held in leading Israeli commercial banks, rated by Standard & Poor's Maalot at between ilAA/Stable to ilAAA/stable.

The trade receivables are significantly widespread, and include individuals and businesses, and therefore have no representing credit rating.

See also note 7 as to the assessment by aging of the trade receivables and related allowance for doubtful accounts.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

4. Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, without incurring unacceptable losses or risking damage to the Group's reputation. The Group's policy is to ensure that it has sufficient cash and cash equivalents to meet expected operational expenses, dividends and financial obligations.

Maturities of financial liabilities as of December 31, 2015:

	2016	2017	2018	2019 to 2020	2021 to 2022	2023	Total undisco-unted	Less offering expenses and discounts	Total discounted
	New Israeli Shekels in millions
Principal payments of long term indebtedness:
Notes payable series B (*)	121						121	**	121
Notes payable series C (*)	232	232	232				696	(1)	695
Notes payable series D		109	109	218	110		546	(3)	543
Notes payable series E	187	187					374	(3)	371
Borrowing C			25	50			75		75
Borrowing D			25	50			75		75
Borrowing E				152			152		152
Borrowing F (*)				198			198		198
Borrowing G			20	40	40		100		100
Borrowing H			20	40	40		100		100
Borrowing I			30	80	10		120		120
Borrowing J	15	14	14	29	4		76		76
Borrowing K			22	53			75		75
Borrowing L			33	67	67	33	200		200
Borrowing M		17	33	67	67	16	200		200
Expected interest payments of long term borrowings and notes payables (*)	104	81	58	59	15	1	318		318
Trade and other payables	715						715		715
	1,374	640	621	1,103	353	50	4,141	(7)	4,134

(*)   Linked to the CPI as of December 31, 2015
(**) Representing an amount of less than NIS 1 million

See note 15 in respect of borrowings and notes payable.

  b.   Capital risk management

Credit rating: On July 29, 2015, Standard & Poor's Maalot ("S&P Maalot") has revised the Company's ilAA-/Stable credit rating to ilA+/Stable on a local scale.

See note 15 (5) regarding covenants.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

c. Fair values of financial instruments

As detailed in note 2(j) the financial instruments are categorized as following:

Fair Value Through Profit or Loss (FVTPL); Loans and Receivables (L&R); Amortized Cost (AC). The financial instruments that are categorized FVTPL are derivative financial instruments. Their fair values are calculated by discounting estimated future cash flows based on the terms and maturity of each contract and using forward rates for a similar instrument at the measurement date. All significant inputs in this technique are observable market data and rely as little as possible on entity specific estimates – this method matches the "Level 2" fair value measurement level hierarchy. There were no transfers between fair value levels during the year. Carrying amounts and fair values of financial assets and liabilities, and their categories:

		December 31, 2014			December 31, 2015
	Category	Carrying amount	Fair value	Interest rate used (**)	Carrying amount	Fair value	Interest rate used (**)
		New Israeli Shekels in millions
Assets
Cash and cash equivalents	L&R	663	663		926	926
Trade receivables	L&R	1,366	1,372	4.21%	1,549	1,552	3.73%
Other receivables (*)	L&R	12	12		6	6
Liabilities
Notes payable series B	AC	243	254	Market quote	121	123	Market quote
Notes payable series C	AC	701	750	Market quote	695	724	Market quote
Notes payable series D	AC	542	538	Market quote	543	548	Market quote
Notes payable series E	AC	556	607	Market quote	371	399	Market quote
Trade and other payables (*)	AC	896	896		793	793
Borrowing A	AC	532	557	1.10%
Borrowing C	AC	75	88	2.38%	75	85	2.66%
Borrowing D	AC	75	88	2.38%	75	85	2.66%
Borrowing E (*)	AC	152	152		152	152
Borrowing F	AC	199	216	1.70%	198	210	1.79%
Borrowing G	AC	100	100	3.08%	100	100	3.08%
Borrowing H	AC	100	100	2.93%	100	100	2.93%
Borrowing I	AC				120	121	3.17%
Borrowing J	AC				76	77	2.75%
Borrowing K	AC				75	75	3.71%
Borrowing L	AC				200	203	4.25%
Borrowing M	AC				200	200	3.884%
Derivative financial instruments	FVTPL Level 2	3	3		*	*

(*)	The fair value of these financial instruments equals their carrying amounts, as the impact of discounting is not significant.

(**)
The fair values of the notes payable quoted market prices at the end of the reporting period are within level 1 of the fair value hierarchy. The fair values of other instruments under AC categories were calculated based on observable weighted average of interest rates derived from quoted market prices of the Group's notes payable of similar terms and nature, are within level 2 of the fair value hierarchy.

See also note 15 in respect of borrowings and notes payable.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TRADE RECEIVABLES

(a)	Composition:

	New Israeli Shekels
	December 31
	2014	2015
	In millions
Trade (current and non-current)	1,577	1,763
Deferred interest income (note 2(n)(3))	(45)	(45)
Allowance for doubtful accounts	(166)	(169)
	1,366	1,549
Current	948	1,057
Non – current	418	492

Non-current trade receivables bear no interest. These balances are in respect of equipment sold in installments (18-36 monthly payments (mainly 36)). The current amount is computed on the basis of the interest rate relevant at the date of the transaction (2014 – 4.21% - 5.62%) (2015 – 3.73% - 4.21%).

During 2014 and 2015 the Company factored non-current trade receivables resulting from sales of equipment through credit cards in an amount of NIS 201 million and NIS 165 million, respectively. The factoring was executed through a clearing company, on a non-recourse basis. The factoring of accounts receivable was recorded by the Company as a sale transaction under the provisions of IAS 39. The resulting costs were charged to "finance expenses" in the statement of income, as incurred. The Group does not have continuing involvement in the factored trade receivables.

(b)	Allowance for doubtful accounts:

The changes in the allowance for the years ended December 31, 2013, 2014 and 2015 are as follows:

	New Israeli Shekels
	Year ended
	2013	2014	2015
	In millions
Balance at beginning of year	222	202	166
Receivables written-off during the year as uncollectible	(70)	(74)	(61)
Charge or expense during the year	50	38	64
Balance at end of year	202	166	169

Doubtful accounts expenses are recorded in the statement of income under General and administrative expenses. See note 6(a)(3) regarding trade receivables credit risk.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TRADE RECEIVABLES (continued)

(b)   Allowance for doubtful accounts (continued)

The aging of gross trade receivables and their respective allowance for doubtful accounts as of December 31, 2014 and 2015 is as follows:

	New Israeli Shekels
	December 31
	2014		2015
	In millions
	Gross	Allowance	Gross	Allowance
Less than one year	1,387	70	1,679	108
More than one year	116	96	84	61
	1,503	166	1,763	169

NOTE 8 – INVENTORY

	New Israeli Shekels
	December 31
	2014	2015
	In millions
Handsets and devices	98	82
Accessories and other	18	16
Spare parts	18	20
ISP modems, routers, servers and related equipment	4	2
	138	120

Write-offs recorded	3	5
Cost of inventory recognized as expenses and included in cost of revenues for the year ended	780	898

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – INVESTMENT IN PHI

Network sharing agreement and right of use

On November 8, 2013 the Company and Hot Mobile Ltd ("Hot Mobile") have entered into a 15-year network sharing agreement (“NSA”), which was approved by the Antitrust Commissioner as described below, and by the Ministry of Communications. Pursuant to the NSA, the parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership (hereinafter "PHI"), which will operate and develop a radio access network to be shared by both parties, starting with a pooling of both parties' radio  access network infrastructures to create a single shared pooled radio access network (the "Shared Network"). The parties have also established a 50-50 company limited by shares under the name Net 4 P.H.I Ltd., to be the general partner of the limited partnership.

According to the NSA, Hot Mobile will pay the Company a onetime amount of NIS 250 million ("Lump Sum"), by the beginning of year 2017 unless one of the parties exercises an option granted to it under the NSA, pursuant to which a portion of the Lump Sum will be paid earlier) (the "Option"). Beginning on the earlier of January 1, 2017 or the date of payment of the said portion of the Lump Sum (payable upon exercise of the Option) ,(i) each party will bear half of the capital expenditures relating to the Shared Network, and (ii) the bearing of the operating costs of the Shared Network will be according to a pre-determined mechanism, according to which one half of the operating costs will be shared equally by the parties, and one half will be divided between the parties according to the relative volume of traffic consumption of each party in the Shared Network ("Capex-Opex Mechanism").

In May 2014, the Antitrust Commissioner (the "Commissioner") resolved to approved the NSA, subject to conditions that include: (a) Prohibition on exchange of information that is not required for the activities of PHI; (b) Limitations with respect to the serving as an officer or employee in either of the companies concurrent with serving as an officer or employee in PHI and certain cooling off periods were set in case of transition of officers and employees from PHI to the companies. However, this should not prevent PHI from employing employees or officers, that are currently serving as employees or officers in the companies (which employees will move to PHI and work for PHI only); (c) After a period of seven years from the date of the Commissioner's approval or after a period of six years from the issue date of all of the approvals of the Ministry of Communications, whichever is earlier, the Commissioner shall be allowed to notify the companies of the cancellation of his resolution, if he has concluded that the establishment of PHI, its existence or operations are liable to be substantively detrimental to the competition.

On November 8, 2013, the Company and Hot Mobile entered into a separate Right of Use agreement which is valid until January 4, 2017 ("ROU"), under which the Company provides services to Hot Mobile, in the form of access to use to its cellular network. According to the ROU, Hot Mobile will pay the Company fixed base payments with additional variable payments based, among other things, on traffic consumption exceeding a defined threshold.

In the event that any of the parties exercises the Option referred to in the NSA, and Hot Mobile pays the relevant portion of the Lump Sum earlier than January 1, 2017, the Capex-Opex Mechanism will become effective and Hot Mobile shall cease paying the payments payable under the ROU with respect to the period that follows the occurrence of the foregoing.

See note 26 with respect to transactions and balances with PHI.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – INVESTMENT IN PHI (continued)

Set out below are the associates (see also note 2(c)(2) and note 4(b)(3) ) of the Group as at December 31, 2015 held by the Group 50% of ownership interests: P.H.I. Networks (2015) Limited Partnership ("PHI"), and Net 4 P.H.I Ltd. Both are incorporated and operate in Israel. The board of directors of Net 4 P.H.I Ltd. consists of 3 directors nominated by the Company,3 directors nominated by Hot Mobile and one  independent director who will act as a chairman. Net 4 P.H.I Ltd. controls PHI.  This governance provides that the Company does not control PHI nor does it have joint control over it and the Company accounts for its investment in PHI according to the equity method. Set out below is a summarized financial information for the associates which are accounted for using the equity method.

As at December 31
2015
NIS in millions
Current assets	26
Non-current assets	8
Current liabilities	24
Non-current liabilities	8

Supplemental information relating to associates:
Commitments for operating leases	7
Commitments to purchase property and equipment	4

Year ended December 31
2015
NIS in millions

Summarized statement of income
Revenue	94
Pre-tax Profit	*
After-tax profit	*
Total comprehensive income	*

Reconciliation to carrying amount:
Opening net assets January 1, 2015	-
Profit for the period	*
Partners contributions	2
Closing net assets	2
Carrying amount: Group's share (50%)	1

* Representing an amount of less than NIS 1 million.

In February 2016, HOT Mobile exercised its option under the Network Sharing Agreement to advance the payment date of the Lump Sum, in the amount of NIS 250 million, is expected to be received during 2016, with the following payments schedule; NIS 35 million during each of the second and third quarter, and NIS 180 million no later than December 15, 2016. The Lump Sum will be recognized as deferred revenue which is to be amortized to the income statement over a period of eight years, which is determined to be the shorter of the expected period of the arrangement or the expected life of the related assets.  In view of the exercise of the option, capital expenditures and operating costs shall be shared according to the mechanisms described above, from April 2016.

Hot Mobile shall cease paying the payments payable under the right of use agreement from April 2016. In 2015, recorded revenues relating to the right of use agreement totaled approximately NIS 120 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – PROPERTY AND EQUIPMENT

	Communication network	Computers and information systems	Optic fibers and related assets	Office furniture and equipment	Property and leasehold improvements	Total
	New Israeli Shekels In millions
Cost
Balance at January 1, 2013	2,501	401	412	31	278	3,623
Additions in 2013	208	2	38	*	10	258
Disposals in 2013	205	71		1	74	351
Balance at December 31, 2013	2,504	332	450	30	214	3,530

Additions in 2014	237	23	19	3	12	294
Disposals in 2014	237	52		8	22	319
Balance at December 31, 2014	2,504	303	469	25	204	3,505

Additions in 2015	118	*	19	*	4	141
Disposals in 2015	423	39	2		30	494
Balance at December 31, 2015	2,199	264	486	25	178	3,152

Accumulated depreciation
Balance at January 1, 2013	1,197	189	93	20	134	1,633
Depreciation in 2013	318	61	27	3	48	457
Disposals in 2013	205	71		1	74	351
Balance at December 31, 2013	1,310	179	120	22	108	1,739

Depreciation in 2014	305	51	31	4	33	424
Disposals in 2014	236	52		8	23	319
Balance at December 31, 2014	1,379	178	151	18	118	1,844

Depreciation in 2015	271	45	34	2	24	376
Impairment charges (**)	5	7				12
Disposals in 2015	423	39	2		30	494
Balance at December 31, 2015	1,232	191	183	20	112	1,738

Carrying amounts, net

At December 31, 2013	1,194	153	330	8	106	1,791
At December 31, 2014	1,125	125	318	7	86	1,661
At December 31, 2015	967	73	303	5	66	1,414

(*) Representing an amount of less than 1 million.

	New Israeli Shekels
	Year ended December 31
	2013	2014	2015
	In millions
Depreciation expenses and impairment charged to the income statement:
Cost of revenues	427	396	363
Selling and marketing expenses	13	17	16
General and administrative expenses	17	11	9
	457	424	388
Cost additions include capitalization of salary and employee related expenses	42	41	30

(**) See note 13(2)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
NOTE 11 –INTANGIBLE ASSETS

Intangible assets with finite economic useful lives:

	Licenses	Trade name	Customer relationships	Subscriber acquisition and retention costs	Computer software(*)	Total
	New Israeli Shekels In millions
Cost
Balance at January 1, 2013	2,088	73	276	72	463	2,972
Additions in 2013				7	155	162
Disposals in 2013				67	45	112
Balance at December 31, 2013	2,088	73	276	12	573	3,022
Additions in 2014				5	135	140
Disposals in 2014				4	62	66
Balance at December 31, 2014	2,088	73	276	13	646	3,096
Additions in 2015	35			6	89	130
Disposals in 2015				6	73	79
Balance at December 31, 2015	2,123	73	276	13	662	3,147

Accumulated amortization
Balance at January 1, 2013	1,336	23	140	67	189	1,755
Amortization in 2013	82	5	24	9	92	212
Disposals in 2013				67	45	112
Balance at December 31, 2013	1,418	28	164	9	236	1,855
Amortization in 2014	84	5	24	4	111	228
Disposals in 2014				4	62	66
Balance at December 31, 2014	1,502	33	188	9	285	2,017
Amortization in 2015(**)	86	6	23	7	121	243
Impairment charges (***)		2	8			10
Disposals in 2015				6	73	79
Balance at December 31, 2015	1,588	41	219	10	333	2,191

Carrying amounts, net
At December 31, 2013	670	45	112	3	337	1,167
At December 31, 2014	586	40	88	4	361	1,079
At December 31, 2015	535	32	57	3	329	956

	New Israeli Shekels
	Year ended December 31
	2013	2014	2015
	In millions
Amortization expenses and impairments charged to the income statement:
Cost of revenues	183	200	214
Selling and marketing expenses	29	28	39
	212	228	253

(*) Cost additions include capitalization of salary and employee related expenses	45	44	35

(**) See information with respect to change in estimate of economic life of the trade name in 2015 in note 2(f)(4)
(***) See note 13(2).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – DEFERRED EXPENSES – RIGHT OF USE

New Israeli Shekels in millions
Cost
Balance at January 1, 2013	363
Additional payments in 2013	17
Balance at December 31, 2013	380
Additional payments in 2014	22
Balance at December 31, 2014	402
Additional payments in 2015	34
Balance at December 31, 2015	436

Accumulated amortization and impairment
Balance at January 1, 2013	203
Amortization in 2013	31
Balance at December 31, 2013	234
Amortization in 2014	37
Balance at December 31, 2014	271
Amortization in 2015	36
Impairment recorded	76
Balance at December 31, 2015	383

Carrying amount, net
At December 31, 2013	146
Current	28
Non-current	118

Carrying amount, net
At December 31, 2014	131
Current	34
Non-current	97

Carrying amount, net
At December 31, 2015	53
Current	33
Non-current	20

See also notes 17(4) and note 2(g).

The amortization and impairment charges are charged to cost of revenues in the statement of income. See also note 13(2) with respect of impairment charges in 2015.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – IMPAIRMENT TESTS

(1)	Goodwill impairment tests

Goodwill is allocated to a single group of CGUs which constitute all the operations of the fixed-line segment, in an amount of NIS 407 million.

For the purpose of the goodwill impairment tests as of December 31, 2013, 2014 and 2015 the recoverable amount was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rates do not exceed the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

	As of December 31,
	2013	2014	2015
Terminal growth rate	(negative 0.3%)	(negative 0.2%)	(negative 0.09%)
After-tax discount rate	11.7%	10.5%	10.3%
Pre-tax discount rate	15.8%	14.3%	13.4%

The impairment tests as of December 31, 2013, 2014 and 2015 were based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. As a result of the impairment tests, the Group determined that no goodwill impairment existed as of December 31, 2013, 2014 and 2015. See also note 4(a)(4) and note 2(h).

(2)	Impairment tests of assets with finite useful lives

In 2015, the Group decided to cease the usage of the "012 Smile" trade name in 2017, this change in business induced the Group to determine that an indicator of impairment exist for the fixed-line segment. See also information with respect to change in estimate of useful life of the intangible asset trade name in note 4(a)(3) and 4(a)(2).

For the purpose of the impairment test, the assets were grouped to the lowest level for which there are separately identifiable cash flows (CGU).

(i)
The Group reviewed the recoverability of the VOB/ISP CGU assets. As a result, an impairment charge in a total amount of NIS 98 million was recognized. The impairment charge was allocated to the assets of the CGU pro rata, on the basis of the carrying amount of each asset, provided that the impairment did not reduce the carrying amount of an asset below the highest of its fair value less costs to sell and its value-in-use, and zero. Accordingly, the following impairment charges were recorded in the assets of the above CGU:

(a)	Right of use by NIS 76 million, recorded in cost of revenues (see note 12).
(b)	Customer relationships by NIS 8 million, recorded in selling and marketing expenses.
(c)	Computers and information systems by NIS 7 million, recorded in cost of revenues.
(d)	Communication network by NIS 5 million, recorded in cost of revenues.
(e)	Trade name by NIS 2 million, recorded in selling and marketing expenses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – IMPAIRMENT TESTS (continued)

The recoverable amount of the VOB/ISP CGU assets as of December 31, 2015 was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations, which was NIS 250 million. The value in use calculations use pre-tax cash flow projections covering a five-year period and using extrapolation with specific adjustments expected until 2027,which is the economic life of the main asset of the CGU: the deferred expenses – Right of Use, and a pre-tax discount rate of 12.9%. The value-in-use calculations included all factors in real terms.

The impairment test was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts in future periods. See also note 2(i) and note 4(a)(3).

(ii) The Group reviewed the recoverability of the ILD CGU of the fixed line segment and determined that no impairment exists as of December 31, 2015.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – PROVISIONS

	Dismantling and restoring sites obligation	Legal claims**	Equipment warranty
	New Israeli Shekels In millions
Balance as at January 1, 2015	35	55	3
Additions during the year	*	30	8
Reductions during the year	*	(10)	(9)
Unwind of discount	1
Balance as at December 31, 2015	36	75	2
Non-current	36	-	-
Current	-	75	2

Balance as at December 31, 2014	35	55	3
Non-current	35	-	-
Current	-	55	3

*   Representing an amount of less than 1 million.
** See also note 20.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 –BORROWINGS AND NOTES PAYABLE

(1)	Borrowings and Notes Payable

The Group has received loans from leading Israeli commercial banks and institutions. The Group may, at its discretion prepay the loans, subject to certain conditions, including that the Group shall reimburse the lender for losses sustained by it as a result of the prepayment. The reimbursement is mainly based on the difference between the interest rate that the Group would otherwise pay and the current market interest rate on the prepayment date.

The notes payable are unsecured non-convertible and listed for trade on the TASE.

The notes payable have been rated ilA+, on a local scale, by Standard & Poor’s Maalot.

Composition as of December 31, 2015:

	Linkage terms (principal and interest)	Annual interest rate
Notes payable series B	CPI	3.4% CPI adj.
Notes payable series C	CPI	3.35% CPI adj.
Notes payable series D		'Makam'(*)plus 1.2%
Notes payable series E		5.5% fixed
Borrowing C		5.7% fixed
Borrowing D		5.7% fixed
Borrowing E		Prime(**)minus 0.025%
Borrowing F	CPI	3.42% CPI adj.
Borrowing G		3.08% fixed
Borrowing H		2.93% fixed
Borrowing I (see also note 15 (3))		3.17% fixed
Borrowing J (see also note 15 (3))		2.75% fixed
Borrowing K (see also note 15 (3))		3.71% fixed
Borrowing L (see also note 15 (3))		4.25% fixed
Borrowing M (see also note 15 (3))		3.884% fixed

 (*)    'Makam' is a variable interest that is based on the yield of 12 month government bonds issued by the government of Israel. The interest is updated on a quarterly basis.

          The interest rates paid (in annual terms, and including the additional interest of 1.2%) for the period from October 1, 2015 to December 30, 2015 was 1.27%

(**)
The Israeli Prime interest rate is determined by the Bank of Israel and updated on a monthly basis. The Israeli Prime interest rate as of December 31, 2014 and 2015 was 1.75% and 1.60% per year, respectively

  See note 6 (a) (4) as to the balances and maturities of the borrowings and the notes payable.

  See note 6 (c) as to the fair value of the borrowings and the notes payable.

(2)
Principal prepayments made

Borrowing A: In January, November and December 2015, the Company prepaid portions of  linked principal outstanding of the loan in the amounts of NIS 177 million, NIS 176 million and NIS 176 million, which were due originally in December 2016, December 2017 and December 2018, respectively, thus completing full and final repayment of Borrowing A.

The Company paid prepayment fees in 2014 and 2015 in a total amount of NIS 6 million and NIS 19 million, respectively. The fees were recorded in interest costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 –BORROWINGS AND NOTES PAYABLE (continued)

(3)	New borrowings received

Borrowing I: On January 14, 2015, the Company received a long-term loan from a leading Israeli commercial bank in the principal amount of NIS 120 million for a period of 6 years, bearing an annual fixed interest at the rate of 3.17%. The principal is payable in 12 equal instalments, commencing in April 2018. The interest is payable on a quarterly basis.

Borrowing J: On January 14, 2015, the Company received a long-term loan from a leading Israeli commercial bank in the principal amount of NIS 80 million for a period of 6 years, bearing an annual fixed interest at the rate of 2.75%. The principal is payable in 22 equal instalments, commencing in October 2015. The interest is payable on a quarterly basis.

Borrowing K: On March 15, 2015, the Company received a long-term loan from a group of institutional corporations, in the principal amount of NIS 75 million for a period of 5 years, bearing an annual fixed interest at the rate of 3.71%. The principal is payable in 10 equal instalments, commencing in June 2018. The interest is payable on a quarterly basis.

Borrowing L: On March 31, 2015, the Company received a long-term loan from a group of institutional corporations, in the principal amount of NIS 200 million for a period of 8 years, bearing an annual fixed interest at the rate of 4.25%. The principal is payable in 12 equal instalments, commencing in March 2018. The interest is payable on a semi-annual basis.

Borrowing M: On July 1, 2015, the Company received a long-term loan from a group of institutional corporations, in the principal amount of NIS 200 million, bearing an annual fixed interest at the rate of 3.884%. The principal is payable in 24 equal quarterly payments, commencing in September 2017. The interest is payable on a quarterly basis.

(4)	Loan Commitments

On May 26, 2014, the Company engaged in a loan agreement with a group of institutional corporations ("Lenders"), according to which on December 28, 2016 the Lenders will provide the Company a loan in the principal amount of NIS 250 million. The Loan will bear unlinked interest at the rate of 4.95% per annum and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2017.

On November 27, 2014, the Company engaged in a loan agreement with a group of institutional corporations ("Lenders"), according to which on December 26, 2017 the Lenders will provide the Company a loan in the principal amount of NIS 100 million. The Loan will bear unlinked interest at the rate of 4.44% per annum and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2018.

On November 30, 2014, the Company engaged in a loan agreement with a group of institutional corporations ("Lenders"), according to which on December 26, 2017 the Lenders will provide the Company a loan in the principal amount of NIS 100 million. The Loan will bear unlinked interest at the rate of 4.34% per annum and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2018.

All the loan commitments include provisions which allow the lenders to not provide the loans should any of the events of default defined for our existing loans occur prior to the date for providing the deferred loans. These events of default include non-compliance with the financial covenants set forth below, as well as other customary terms.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 –BORROWINGS AND NOTES PAYABLE (continued)

(5)	Financial covenants

The terms of loans require the Group to comply with financial covenants on a consolidated basis. Their main provisions are two ratios:

(1)
The ratio of (a) the amount of all financial obligations of the Company including bank guarantees that the Company has undertaken ("Total Debt") to (b) EBITDA less Capital Expenditures shall not exceed 6.5 (the ratio as of December 31, 2014 and 2015 was 5.1 and 5.5, respectively); and

(2)	The ratio of (a) Total Debt to (b) the EBITDA of the Company shall not exceed 4 (the ratio as of December 31, 2014 and 2015 was 3.1 and 3.8, respectively).

EBITDA is defined as the sum of (a) the net income before extraordinary items, (b) the amount of tax expenses set against the net profits including, without double counting,  any provisions for tax expenses, (c) and depreciation and amortization expenses, and (d) any finance costs, net.

Capital Expenditures are defined as any expenditure classified as fixed and intangible asset in the financial statements.

The Group was in compliance with all covenants stipulated for the years 2014 and 2015. The covenants are measured every six months (on June 30, and December 31) on an annualized basis of twelve months and are based on the financial results for the preceding period of twelve months.

The existing loans agreements allow the lenders to demand an immediate repayment of the loans in certain events (events of default), including, among others, a material adverse change in the Company's business and non-compliance with the financial covenants set in those agreements.

(6)	Negative pledge

The Company provided the lenders with a negative pledge undertaking (i.e., not to pledge any of its assets to a third party), except for a number of exceptions that were agreed upon, including pledge (other than by way of floating charge) in favor of a third party over specific assets or rights of the Company, securing obligations no greater than NIS 100 million in aggregate. See note 6 regarding the Company's exposure to market risks and liquidity risk.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. See also note 2(k).

        (1)   Defined contribution plan:

The Group had contributed NIS 15 million, NIS 17 million, NIS 15 million for the years 2013, 2014 and 2015 respectively, in accordance with Section 14 of the Israeli Severance Pay Law. See also note 2(k)(i)(1).

(2)	Defined benefit plan:

Liability for employee rights upon retirement, net is presented as non-current liability.

The amounts recognized in the statement of financial position, in respect of a defined benefit plan (see note 2(k)(i)(2)) and changes during the year in the obligation recognized for post-employment defined benefit plans were as follows:

	New Israeli Shekels in millions
	Present value of obligation	Fair value of plan assets	Total
At January 1, 2014	190	(145)	45
Current service cost	19		19
Interest expense (income)	6	(5)	1
Employer contributions		(17)	(17)
Benefits paid	(23)	17	(6)
Remeasurements:
Experience loss (gain)	3	(3)	*
Loss from change in demographic assumptions	7		7
Loss from change in financial assumptions (**)	2		2
Return on plan assets		*	*
At December 31, 2014	204	(153)	51
Current service cost	17		17
Interest expense (income)	4	(4)	*
Employer contributions		(15)	(15)
Benefits paid	(86)	72	(14)
Remeasurements:
Experience loss (gain)	(4)	1	(3)

Loss (gain) from change in financial assumptions	(2)	*	(2)
Return on plan assets		*	*
At December 31, 2015	133	(99)	34

(*)	Representing an amount of less than NIS 1 million

Remeasuremens are recognized in the statement of comprehensive income.

The expected contribution to the defined benefit plan during the year ended December 31, 2016 is approximately NIS 11 million.

As described in note 22(d) the Company recorded a payroll onetime expense of approximately NIS 35 in 2015. This charge is not a change in the defined benefit plan and is not past service cost.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

The principal actuarial assumptions used were as follows:

	December 31
	2014	2015
Interest rate weighted average	3.0%	3.47%
Inflation rate weighted average	1.6%	1.20%
Expected turnover rate	10% - 49%	10% - 49%
Future salary increases	1% - 26%	1% - 26%

The sensitivity of the defined benefit obligation to changes in the principal assumptions is:

	December 31, 2015
	NIS in millions
	Increase of 10% of the assumption	Decrease of 10% of the assumption
Interest rate	(0.7)	0.6
Expected turnover rate	0.4	(0.5)
Future salary increases	0.2	(0.2)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method has been applied as when calculating the pension liability recognized within the statement of financial position. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the previous period.

The defined benefit plan exposes the Group to a number of risks, the most significant are asset volatility, and a risk that salary increases will be higher than expected in the actuarial calculations. The assets are invested in provident funds, managed by managing companies and are subject to laws and regulations, and supervision (including investment portfolio) of the Capital Markets, Insurance and Saving Division of the Israeli Ministry of Finance.

Expected maturity analysis of undiscounted defined benefits as at December 31, 2015:

NIS in millions
2016	45
2017	14
2018	11
2019 and 2020	16
2021 and thereafter	73
159

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – COMMITMENTS

(1)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. For the years 2013, 2014 and 2015 the Company paid a total amount of approximately NIS 60 million, NIS 60 million and NIS 65 million, respectively. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due.

(2)	At December 31, 2015, the Group is committed to acquire property and equipment and software elements for approximately NIS11 million.

(3)	At December 31, 2015, the Group is committed to acquire inventory in an amount of approximately NIS 647 million.

(4)	Right of Use (ROU)

012 Smile signed long-term agreements with service providers to receive indefeasible Rights of Use (ROU) of international capacities through submarine infrastructures (see note 12), most extendable until 2027. As of December 31, 2015, 012 Smile is committed to pay for capacities over the following years an amount of NIS 303 million (excluding maintenance fees) as follows:

New Israeli Shekels in millions
2016	51
2017	48
2018	51
2019	51
2020 and thereafter	102
303

In addition, under the terms of the ROU agreements, 012 Smile is committed to pay annual maintenance fees during the usage period. The total aggregated expected maintenance fee for the years 2016-2023 is approximately NIS 89 million. All payments under the ROU agreements are linked to the USD.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – COMMITMENTS (continued)

(5)
In April 2012 - the Company entered into a five-year agreement with Bezeq - The Israel Telecommunication Corp., Ltd. ("Bezeq"), effective as of January 1, 2012, for the supply of transmission services for use in Partner's mobile network ("the Bezeq Agreement"). According to the Bezeq Agreement, the minimum annual commitment is NIS 55 million for the year 2012 and will gradually increase to NIS 71 million for the year 2016 due to the increase in the scope of the capacity to be purchased in accordance with the layout agreed upon by the parties. The minimum commitment as of December 31, 2015 is NIS 71 million. Commencing April 2015, Hot Mobile undertakes its share in these expenses through PHI according to the OPEX-CAPEX mechanism, see note 9.

(6)
Liens and guarantees

As of December 31, 2105, the Group has provided bank guarantees in respect of licenses (see note 1(d)) in an amount of  NIS 127 million, in addition to bank guarantees in favor of other parties in an aggregate amount of approximately NIS 77 million. The total bank guarantees provided by the Group as of December 31, 2015 is NIS 204 million.

(7)	Covenants and negative pledge – see note 15(5), (6).

(8)	See note 15 (4) with respect of loan commitments.

(9)	Operating leases – see note 19.

(10)	See note 9 with respect to network sharing and right of use agreements.

NOTE 18 – DEFERRED INCOME WITH RESPECT TO SETTLEMENT AGREEMENT WITH ORANGE

In June 2015, the Company announced that it had entered into a settlement agreement with Orange Brand Services Ltd ("Orange") which created a new framework for their relationship and provided both Partner and Orange the right to terminate the brand license agreement which had been in force since 1998. In accordance with the terms of the settlement agreement, the Company received advance payments in a total of €90 million during 2015; €40 million of which was received between the signing of the agreement and the completion of a market study to assess the Company’s position within the dynamics of the Israeli telecommunications services market; and €50 million of which was received in the fourth quarter of 2015, following the Company’s notice to Orange of its decision to terminate the brand license agreement.

As set forth in the settlement agreement, the advance payments are to be recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses to be incurred over this period.  The income is to be recorded in the Company’s income statement under “Income with respect to settlement agreement with Orange".  For 2015, the Company recognized income with respect to the settlement agreement in an amount of NIS 61 million (US$ 16 million). Based on a legal opinion obtained by the Company, the advance payments are considered compensation payments and are therefore not subject to VAT charges.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 – OPERATING LEASES

 The Group has entered into operating lease agreements as follows:

(1)
The Group leases it's headquarter facilities in Rosh Ha-ayin, Israel, with a total of approximately 51,177 gross square meters (including parking lots). The lease term is until the end of 2024. The rental payments are linked to the Israeli CPI.

(2)
The Group also leases five call centers in Haifa, Jerusalem, Rehovot, Rishon Lezion and Beer-Sheva and also retail stores. The leases for each site have different lengths and specific terms. Lease agreements for service centers and retail stores for a period of two to ten years. The Group has options to extend some lease contract periods for up to twenty years (including the original lease periods). Some of the rental payments are linked to the dollar or to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

(3)
Lease agreements in respect of cell sites and switching stations throughout Israel are for periods of two to ten years. The Company has an option to extend some of the lease contract periods for up to ten years (including the original lease periods). Some of the rental payments fees are linked to the dollar or linked to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

(4)	As of December 31, 2015 operating lease agreements in respect of vehicles are for periods of up to three years. The rental payments are linked to the Israeli CPI.

(5)	Non-cancelable minimum operating lease rentals in respect of all the above leases are payable including option periods which are reasonably certain are as follows:

New Israeli Shekels
December 31, 2015
In millions
2016	223
2017	157
2018	125
2019	98
2020-2021	153
2022-2023	102
2024-2025	43
2026 and thereafter	17
918

(6)	The rental expenses for the years ended December 31, 2013, 2014 and 2015 were approximately NIS 271 million, NIS 259 million, and NIS 260 million, respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – LAWSUITS AND LITIGATIONS

A.
Claims

Total provision recorded in the financial statements in respect of all lawsuits against the Group amounted to NIS 75 million at December 31, 2015. See also notes 2(m)(1) and 14.

Described below are the main litigation and claims against the Group:

1.	Consumer claims

a.	Alleged illegal collection of charges, claims or breach of the Consumer Protection Law and Customer agreement claims

This category includes lawsuits and motions for the recognition of these lawsuits as class actions with respect to alleged unlawful collection of charges from customers or alleged breach of the Consumer Protection Law.

Described hereunder are the outstanding consumer purported class actions with respect to lawsuits with a total claim amount of NIS 10,419 million or which have not been quantified, broken down by the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	12	260
NIS 100 - 400 million	6	1,154
NIS 400 million - NIS 1 billion	1	405
Over NIS 1 billion	2	8,600
Unquantified claims	4	-
Total	25	10,419

With respect to 2 of the claims mentioned in the table above, the court approved these claims as class actions:

1.
On April 13, 2011, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner sent a message to its customers that their internet package was fully utilized before it was fully utilized. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 4.6 million. On June 26, 2013, the Court approved the motion and recognized the lawsuit as a class action. On August 19, 2013, Partner filed a request to appeal to the Supreme Court. On February 21, 2014, the Supreme Court dismissed Partner's request, and a hearing has been set. On January 6, 2015, the parties filed a request to approve a settlement agreement.  On July 13, 2015, the parties filed an amended request to approve the settlement agreement.

2.
On May 12, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company misled certain subscribers with respect to terms and conditions of a content back up service for cellular handsets. The total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 35 million. On August 27, 2013, the Court approved the motion and recognized the lawsuit as a class action. Partner estimates that even if the claim will be decided in favor of the relevant customers, the damages that Partner will be required to pay for, will be immaterial.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – LAWSUITS AND LITIGATIONS (continued)

With respect to 3 claims mentioned in the table above, with a total amount of NIS 337 million (other than the 2 claims mentioned above), the parties filed requests to approve settlement agreements and with respect to 2 additional claims in the amount of NIS 123 million (other than the 2 claims mentioned above), the court approved a settlement agreement.

In addition to the claims mentioned in the table above, the court approved this claim as a class action and the court approved that the settlement agreement was fully executed:

During 2008, several claims and motions to certify the claims as class actions were filed against several international telephony companies including 012 Smile. The plaintiffs allege that with respect to prepaid calling card services, the defendants misled the consumers regarding certain issues, charged consumers in excess, and formed a cartel that arranged and raised the prices of calling cards. The total amount of damages claimed by the plaintiffs against 012 Smile is approximately NIS 128 million. On November 3, 2010, the court granted the plaintiffs' request and certified the lawsuit as a class action against all of the defendants. On May 10, 2012, the parties signed a settlement agreement regarding the amended request and regarding an additional lawsuit in an amount of NIS 2.7 billion, dealing with similar issues. On March 11, 2013, the parties signed a revised settlement agreement, and on May 26, 2013, the court approved the settlement agreement. The parties submitted a revised settlement agreement in December 2014 that was approved by the court in January 2015. In January 2016, the court declared that in accordance with the documents filed with the court, the execution of the settlement agreement had been completed.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – LAWSUITS AND LITIGATIONS (continued)

b.	Alleged breach of license, Telecom law

This category includes lawsuits and motions for the recognition of these lawsuits as class actions with respect to alleged breaches of licenses or the Communications Law (Telecommunications and Broadcasting).

Described hereunder are the outstanding consumer purported class actions with respect to lawsuits with a total claim amount of NIS 993 million or which have not been quantified, broken down by the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	17	457
NIS 100-400 million	3	536
Unquantified claims	5	-
Total	25	993

With respect to the claims in the above table, there are 3 claims that the court approved as class actions:

1.
On September 26, 2011, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner unlawfully charged payments from customers who requested to port-in their phone number from another cellular operator for services which were given to them prior to the completion of the port-in. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 25 million. On March 3, 2013, the Tel-Aviv District Court approved the motion and recognized the lawsuit as a class action. On February 18, 2016, the parties filed a request to approve the settlement agreement. Partner estimates that even if the claim will be decided in favor of the relevant customers, the damages that Partner will be required to pay for, will be immaterial.

2.
On May 6, 2010, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner unlawfully charged its customers for opening handsets that were locked for use on other cellular networks (sim lock). The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 20 million. On August 25, 2013, the Court approved the motion and recognized the lawsuit as a class action.  On October 8, 2013, Partner filed a request to appeal to the Supreme Court. On June 27, 2014, the Supreme Court determined a credit mechanism for the relevant group of customers which the parties are implementing.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – LAWSUITS AND LITIGATIONS (continued)

3.
On April 3, 2012, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner breached its license conditions in connection with benefits provided to costumers that purchased handsets from third parties. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 22 million. On September 3, 2014, the Court approved the motion and recognized the lawsuit as a class action. It should be noted that Partner estimates that even if the claim will be decided in favor of the relevant customers, the damages that Partner will be required to pay for, will be immaterial.

With respect to 3 claims mentioned in the table above, with a total amount of NIS 183 million (other than the 3 claims mentioned above), the parties filed requests to approve the settlement agreements and with respect to 1 additional claim in the amount of NIS 35 million (other than the 3 claims mentioned above), the court approved a settlement agreement.

2.	Environmental claims

This category includes two lawsuits and motions for the recognition of these lawsuits as class actions with respect to environmental issues. As of the date of approval of these financial statements, the amounts claimed from this group amount to NIS 4,610 million. On November 7, 2013, the parties filed requests to approve a settlement agreement for both lawsuits. On July 28, 2014 the Court approved the settlement agreement and on October 20, 2014 the plaintiff filed an appeal with the Supreme Court.

3.	Employees and suppliers claims

This category includes two lawsuits with respect to employees and suppliers issues: a lawsuit and motion for the recognition of this lawsuit as class action in the amount of NIS 100 million and a civil lawsuit in the amount of NIS 40 million.

4.	Other claims

In addition to all the above mentioned claims the Group is a party to various claims arising in the ordinary course of its operations.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – LAWSUITS AND LITIGATIONS (continued)

B.	Contingencies in respect of building and planning procedures

Section 197 of the Building and Planning Law states that a property owner has the right to be compensated by a local planning committee for reductions in property value as a result of a new building plan.

In January 2006, the Non-ionizing Radiation Law was published, amending the Planning and Building Law so that local Planning and Building committees must require indemnification letters against reduction in property value from the cellular operators requesting building permits.

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators. This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36. Between January 3, 2006 and December 31, 2015 the Company provided the local authorities with 503 indemnification letters as a pre-condition for obtaining building permits.

In case the Company shall be required to make substantial payments under the indemnity letters, it could have an adverse effect on the Company's financial results.

According to the Company’s management estimation and based on its legal counsel, a provision in the financial statement was not included.

The Company assumes that the requirement to provide indemnification letters might require it to change locations of sites to different, less suitable locations and to dismantle some of its sites. These changes in the deployment of the sites might have an adverse effect on the extent, quality and capacity of the network coverage.

PARTNER COMMUNICATIONS COMPANY LTD.
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 – EQUITY AND SHARE BASED PAYMENTS

a.	Share capital:

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange Ltd. under the symbol "PTNR", and are quoted on the NASDAQ Global Select Market™, in the form of American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, under the symbol "PTNR", according to the dual listing regulations. The ADSs are evidenced by American Depositary Receipts ("ADRs"). Since November 2011, Citibank, N.A. serves as the Company's depository for ADSs. The holders of ordinary shares are entitled vote in the general meetings of shareholders and to receive dividends as declared.

Under the provisions of the Company's licenses (note 1(e)), restrictions are placed on transfer of the Company's shares and placing liens thereon. The restrictions include the requirement of advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company's shares to a third party. The restrictions require that the "founding shareholders or their approved substitutes", as defined in the cellular license, hold at least 26% of the means of control in the Company, including 5% which must be held by Israeli shareholders (Israeli citizens and residents), who were approved as such by the Minister of Communications.

Through December 31, 2008 the Company purchased its own 4,467,990 shares at the cost of NIS 351 million ("treasury shares"). Of which 4,461,975 remained as of December 31, 2015. In accordance with the Israeli Companies Law, the treasury shares are considered dormant shares as long as they are held by the Company, and as such they do not bear any rights (including the right to vote in general meetings of shareholders and to receive dividends) until they are transferred to a third party.

As of December 31, 2015 treasury shares in an amount of 2,911,806 were allocated to a trustee on behalf of the Company's employees under the Company's Equity Incentive Plan (see (b) below). These shares are under the control of the Company until vested under the plan and therefore are not presented in the financial statements as outstanding shares until vested (restricted shares ("RSAs")).

b.	Share based compensation to employees

(1)	Description of the Equity Incentive Plan

Share options and restricted shares were granted to employees in accordance with the 2004 Equity Incentive Plan (formerly known as the 2004 Share Option Plan (the "Plan")).

On June 18, 2014, the Company's Board of Directors approved certain amendments to the Company's Equity Incentive Plan (the "Plan"). The main amendments to the Plan include: (a) the extension of the Plan for an additional ten years from July 2014 until July 2024; and (b) the addition of the ability to allocate restricted shares ("RSAs") to the Company's employees and officers and necessary related amendments to the Plan (in particular, regarding the right to vote at the general meetings of shareholders and the right to receive dividends distributed with respect to the restricted shares). The committee may set performance targets as a vesting criterion (independently or in combination with other criteria). The plan was further amended in 2015 to the increase of the number of shares which may be granted under the Plan up to a total of 22,917,000 million shares. On March, 2016, the Board of Directors approved certain amendments to the Plan.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees (continued)

The  amendments to the Plan include: (a) amendment to the cashless exercise formula; (b) the ability to allocate restricted share units to the Company’s employees and office holders; (c) automatic extension of the exercise period due to black-out periods; (d) adjustments to the grantee’s rights under any granted securities due to the occurrence of certain events, including a rights offering; (e) a provision allowing the Company's management bodies to decide to pay a grantee the financial benefit embedded in his equity compensation in cash compensation instead of equity compensation, in certain events in which the Company is unable to issue shares resulting from exercise of options or RSUs or to release any restricted share to a grantee; (f) extension of the exercise period as a result of a change of control event; (g) a provision that allows the Company to limit a grantee from making transactions in the granted securities in connection with any underwritten public offering of the Company and (h) certain exercise restrictions in accordance with the Tel Aviv stock exchange rules. These amendments are subject to the approval of the Israeli Tax Authority and the Israeli Securities Authority. The total number of Company's shares reserved for issuance upon exercise of all options or upon the earning of the restricted shares granted under the Plan is 22,917,000, of which 1,266,211 remained ungranted as of December 31, 2015. The vesting of the options and the earning of the restricted shares are subject to vesting /restriction periods. The vesting of the options and the earning of the restricted shares granted after June 2014 are also subject to performance conditions set by the Company's organs. The Company expects that the performance conditions will be met. The Plan's principal terms of the options include:

-	Exercise price adjustment:
The exercise price of options shall be reduced in the following events: (1) dividend distribution other than in the ordinary course: by the gross dividend amount so distributed per share, and (2)  dividend distribution in the ordinary course: the exercise price shall be reduced by the amount of a dividend in excess of 40% of the Company’s net income for the relevant period per share, or by the gross dividend amount so distributed per share ("Full Dividend Mechanism"), depending on the date of granting of the options.

-
Cashless exercise:  Most of the options may be exercised only through a cashless exercise procedure, while holders of other options may choose between cashless exercise and the regular option exercise procedure. In accordance with such cashless exercise, the option holder would receive from the Company, without payment of the exercise price, only the number of shares whose aggregate market value equals the economic gain which the option holder would have realized by selling all the shares purchased at their market price, net of the option exercise price.

(2)	Information in respect of options and restricted shares granted under the Plan:

	Through December 31, 2015
	Number of options	Number of RSAs
Granted	29,104,416	3,374,446
Shares issued upon exercises and vesting	(6,063,846)	(6,015)
Cancelled upon net exercises, expiration and forfeitures	(10,354,253)	(467,805)
Outstanding	12,686,317	2,900,626
Of which:
Exercisable	4,615,076	-
Vest in 2016	2,678,117	947,599
Vest in 2017	2,673,710	966,815
Vest in 2018	2,673,682	966,792
Vest in 2019	45,732	19,420

As of December 31, 2015 the Company expects to record a total amount of compensation expenses of approximately NIS 68 million during the next four years with respect to the options. and restricted shares.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

(3)	Options status summary as of December 31, 2013, 2014 and 2015 and the changes therein during the years ended on those dates:

	Year ended December 31
	2013		2014		2015
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		NIS		NIS		NIS
Balance outstanding at the
beginning of the year	7,523,748	44.02	6,928,382	43.46	8,962,116	32.08
Changes during the year:
Granted	292,500	25.36	3,897,270	26.25	5,519,031	17.41
Exercised	(75,640)	13.66	(828,950)	16.30	(32,880)	13.12
Forfeited	(322,009)	30.63	(334,570)	32.83	(1,459,215)	28.7
Expired	(490,217)	54.31	(700,016)	57.72	(302,735)	58.61
Balance outstanding at the end of the year	6,928,382	43.46	8,962,116	32.08	12,686,317	29.52
Balance exercisable at the end of the year	4,818,696	52.02	4,902,943	47.25	4,615,076	45.97
Shares issued	41,294		385,943		14,511

	Options granted in 2013	Options granted in 2014	Options granted in 2015
Weighted average fair value of options granted using the Black & Scholes option-pricing model – per option (NIS)	6.74	6.92	5.37
The above fair value is estimated on the grant date based on the following weighted average assumptions:
Expected volatility	34.43%	31.66%	39.28%
Risk-free interest rate	1.78%	1.00%	0.54%
Expected life (years)	3	4	3
Dividend yield	*	*	*

*   Due to the Full Dividend Mechanism the expected dividend yield used in the fair value determination of such options was 0% for the purpose of using the Black & Scholes option-pricing model.

The expected volatility is based on a historical volatility, by statistical analysis of the daily share price for periods corresponding the option's expected life. The expected life is expected length of time until expected date of exercising the options, based on historical data on employees' exercise behavior and anticipated future condition.

The fair value of RSAs was evaluated based on the stock price on grant date.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

(4)       Information about outstanding options by expiry dates

Share options outstanding as of December 31, 2015 have the following expiry dates and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS
2016	339,620	35.23
2017	71,000	53.44
2019	1,241,271	51.10
2020	3,571,925	35.97
2021	6,614,181	22.51
2022	548,320	22.15
2023	150,000	23.61
2025	150,000	14.72
	12,686,317	29.52

 PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – EXPENSES

(a) Cost of revenues	New Israeli Shekels
	Year ended December 31,
	2013	2014	2015
	In millions
Transmission, communication and content providers	1,073	981	888
Cost of equipment and accessories	664	738	852
Wages, employee benefits expenses and car maintenance	408	366	320
Depreciation and amortization (including impairment)	610	596	577
Costs of handling, replacing or repairing equipment	104	88	88
Operating lease, rent and overhead expenses	312	332	315
Network and cable maintenance	123	120	145
Internet infrastructure and service providers	45	29	49
Carkit installation, IT support, and other operating expenses	82	86	72
Amortization of rights of use (including impairment)	31	37	112
Other	58	46	54
Total cost of revenues	3,510	3,419	3,472

(b) Selling and marketing expenses	New Israeli Shekels
	Year ended December 31,
	2013	2014	2015
	In millions
Wages, employee benefits expenses and car maintenance	231	205	206
Advertising and marketing	55	49	30
Selling commissions, net	72	83	77
Depreciation and amortization (including impairment)	42	45	55
Operating lease, rent and overhead expenses	33	25	27
Other	29	31	22
Total selling and marketing expenses	462	438	417

(c) General and administrative expenses	New Israeli Shekels
	Year ended December 31,
	2013	2014	2015
	In millions
Wages, employee benefits expenses and car maintenance	80	71	84
Bad debts and allowance for doubtful accounts	50	39	63
Professional fees	25	27	31
Credit card and other commissions	23	18	16
Depreciation	17	11	9
Other	22	27	20
Total general and administrative expenses	217	193	223

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – EXPENSES (continued)

(d) Employee benefit expense	New Israeli Shekels
	Year ended December 31,
	2013	2014	2015
	In millions
Wages and salaries including social benefits, social security costs, pension costs and car maintenance before capitalization	763	683	622
Less: expenses capitalized (notes 10, 11)	(87)	(85)	(65)
Service costs: defined benefit plan (note 16)	23	19	21
Service costs: defined contribution plan (note 16)	15	17	15
Amortization of share based compensation (note 21(b))	5	8	17
	719	642	610

The Company, the employees' representatives and the Histadrut New General Labor Organization, have reached understandings regarding a retirement plan that includes, among others, an increased retirement payment and range of benefits. This plan is a continuation of the necessary efficiency measures that the Company has initiated over the last few years. As a result, the Company recorded a onetime expense of approximately NIS 35 million in the third quarter of 2015.

NOTE 23 – OTHER INCOME, NET

	New Israeli Shekels
	Year ended December 31,
	2013	2014	2015
	In millions
Unwinding of trade receivables	75	47	46
Other income, net	3	2	*
Capital gain from property and equipment	1	1	1
	79	50	47

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 24 – FINANCE COSTS, NET

	New Israeli Shekels
	Year ended December 31,
	2013	2014	2015
	In millions
Net foreign exchange rate gains	21
Fair value gain from derivative financial instruments, net			2
CPI linkage income			9
Interest income from cash equivalents	7	3	1
Other	1	*	1
Finance income	29	3	13

Interest expenses	171	123	136
CPI linkage expenses	46	3
Fair value loss from derivative financial instruments, net	12	7
Net foreign exchange rate losses		18	9
Other finance costs	11	11	11
Finance expenses	240	162	156
	211	159	143

* Representing an amount of less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 – INCOME TAX EXPENSES

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes through tax-year 2007 were measured in real terms, having regard to the changes in the Israeli CPI. Commencing the tax-year 2008 and thereafter the Company and its subsidiaries are measured for tax purposes in nominal values, except for certain transition provisions: certain losses carryforward for tax purposes, and certain tax deductible depreciation expenses are adjusted to the changes in the CPI until the end of 2007.

b.	Corporate income tax rates applicable to the Group

The Group is taxed according to the regular corporate income tax in Israel.

On December 6, 2011, the "Tax Burden Distribution Law" Legislation Amendments (2011) was published. Under this law Corporate tax rate was set to of 25% as from 2012 and thereafter.

On August 5, 2013, the Law for Change of National Priorities (Legislative Amendments for Achieving the Budgetary Goals for 2013-2014), 2013 was published, enacts, among other things, the raising of the corporate tax rate beginning in 2014 and thereafter to 26.5% (instead of 25%). As a result, the deferred tax asset as of December 31, 2013 has increased in the amount of approximately NIS 1 million, with corresponding decrease in deferred tax expenses in the income statement.

In January 2016 the corporate tax rate from 2016 and thereafter was reduced to 25% (instead of 26.5%) according to a law that was approved in January 2016. Had the law been approved at December 31, 2015, the deferred tax asset as of December 31, 2015 would have decreased in the amount of approximately NIS 2 million, with corresponding increase in deferred tax expenses in the income statement.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 - INCOME TAX EXPENSES (continued)

c. Deferred income taxes

Balances of deferred tax asset (liability) in NIS millions are attributable to the following items:

Balance of deferred tax asset (liability) in respect of	As at January 1, 2013	Charged to the income statement	Charged to other comprehensive income	Effect of change in corporate tax rate	As at December 31, 2013	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2014	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2015
Allowance for doubtful accounts	56	(5)		3	54	(10)		44	1		45
Provisions for employee rights	15	*	2	1	18	(1)	2	19	(4)	(1)	14
Depreciable fixed assets and software	(100)	13		(5)	(92)	22		(70)	17		(53)
Intangibles, deferred expenses and carry forward losses	47	(26)		2	23	(16)		7	15		22
Options granted to employees	*	1		*	1	*		1	2		3
Other	9	(1)		*	8	1		9	9		18
Total	27	(18)	2	1	12	(4)	2	10	40	(1)	49

* Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 - INCOME TAX EXPENSES (continued)

	New Israeli Shekels
	December 31,
	2014	2015
	In millions
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	82	92
Deferred tax assets to be recovered within 12 months	35	50
	117	142
Deferred tax liabilities

Deferred tax liabilities to be recovered after more than 12 months	90	85
Deferred tax liabilities to be recovered within 12 months	17	8
	107	93
Deferred tax assets, net	10	49

d.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see (b) above), and the actual tax expense:

	New Israeli Shekels
	Year ended December 31
	2013	2014	2015
	In millions
Profit (loss) before taxes on income,
as reported in the income statements	198	241	(36)
Theoretical tax expense	50	64	(9)
Increase in tax resulting from disallowable deductions	17	15	7
Utilization of previously unrecognized tax losses and
other temporary differences	(3)
Taxes on income in respect of previous years			7
Change in corporate tax rate, see (b) above	(1)
Other	*	*	(1)
Income tax expenses	63	79	4

* Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25- INCOME TAX EXPENSES (continued)

e.	Taxes on income included in the income statements:

	New Israeli Shekels
	Year ended December 31
	2013	2014	2015
	In millions
For the reported year:
Current	48	72	37
Deferred, see (c) above	18	4	(40)
Effect of change in corporate tax rate on deferred taxes	(1)
In respect of previous year:
Current	(2)	3	7
	63	79	4

f.	Tax assessments:

1)	The Company has received final corporate tax assessments through the year ended December 31, 2013.

2)	A subsidiary has received final corporate tax assessments through the year ended December 31, 2012.

3)
As general rule, tax self-assessments filed by another two subsidiaries through the year ended December 31, 2011 are, by law, now regarded as final. However, the manager of the tax authority may direct that the abovementioned last tax self-assessment will not be regarded as final until December 31, 2015.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 26 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Transactions with Scailex group

Scailex was the Company's parent company until January 29, 2013.

On May 5, 2011, the shareholders of the Company approved and ratified an amendment to the Samsung Products Agreement according to which: (a) the total volume of the annual procurement from Scailex shall not exceed NIS 550 million (excluding VAT) and will not exceed 40% of the total cost of the products purchased by the Company in a calendar year; (b) if an auditor agreed upon by both parties should confirm that the annual gross profit margin of any group of products exceeds Scailex’s average gross profit margin, from the same group of products with any entity in which Scailex is not an interested party therein, Scailex shall credit the difference to the Company; and (c) The term of the Samsung Products Agreement is for a period of two years commencing on January 1, 2011. In January 2013, the Audit Committee and Board of Directors approved an extension of the Samsung Products Agreement for an additional period of two years, commencing retroactively on January 1, 2013, under the same terms and conditions, including that the total volume of the annual procurement from Scailex shall remain unchanged. In April 2013, the resolution was approved by the general meeting of shareholders. The agreement has ended on December 31, 2014. During 2015, and until October 15, 2015, the Audit Committee and Board of Directors approved transactions with Scailex group during the ordinary course of business.

On October 15, 2015 Scailex and its affiliates' holdings of Partner's share capital decreased to less than 5%.

	New Israeli Shekels
	Year ended December 31,	Year ended December 31,	Period* ended October 15,
	2013	2014	2015
Transactions with Scailex group	In millions
Service revenues	0.4	0.3	0.2
Acquisition of equipment	189	51	8
Selling commissions, maintenance and other income	2	0.1	0.2

* Commencing January 1, 2015

New Israeli Shekels
December 31,
2014
Statement of financial position items - Scailex group	In millions
Current liabilities: Scailex group	3

The transactions are carried out in the ordinary course of business. Management believes that such transactions were carried out under normal market conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 26 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

b. Key management compensation

Key management personnel are the senior management of the Company and the members of the Company's Board of Directors.

	New Israeli Shekels
	Year ended December 31
	2013	2014	2015
Key management compensation expenses comprised	In millions
Salaries and short-term employee benefits	20	20	23
Long term employment benefits	5	3	4
Employee share-based compensation expenses	2	2	4
	27	25	31

	New Israeli Shekels
	December 31,
	2014	2015
Statement of financial position items - key management	In millions
Current liabilities:	5	7
Non-current liabilities:	13	14

c.	In the ordinary course of business, key management or their relatives may have engaged with the Company with immaterial transactions that are under normal market conditions.

d.
Principal shareholder: On January 29, 2013, S.B. Israel Telecom Ltd. completed the acquisition of 48,050,000 ordinary shares of the Company and became the Company's principal shareholder. See also note 1(a).

e.
In order to encourage the Company’s executive officers to remain with the Company following the acquisition by S.B. Israel Telecom of 30.87% of our issued and outstanding shares, principally from Scailex, the Company’s Board of Directors, upon the recommendation and approval of its compensation committee, adopted a two-year retention plan on December 17, 2012, that became effective upon change of control on January 29, 2013. According to the terms of the plan, retention payments were made to each of the Company’s eligible executive officers at the first and second anniversaries of the closing of the change of control (January 29, 2013), provided the executive officer had not resigned for reasons other than for certain justified reasons, (as specified in the retention plan) or in case of termination by the Company. The aggregate amount of all retention payments paid was NIS 6.5 million. In addition, on May 22, 2012, the Company’s Board of Directors and audit committee, upon the recommendation and approval of its compensation committee, adopted a retention plan for the CEO according to which the CEO would receive an amount of NIS 1.8 million, provided that the CEO did not resign during the first year of the change of control or his employment was terminated by the Company under circumstances other than those that would deny his lawful right to severance payments and advanced notice. On December 29, 2013, the CEO notified the Company that he irrevocably waived any right to the said retention bonus.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 26 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

f. Associates – investment in PHI

Balances and transactions with associates (see note 9).

New Israeli Shekels
Year ended December 31
2015
In millions
Operating expenses, net	(7)

New Israeli Shekels
December 31
2015
Deferred expenses - Right of use	4
Current assets	25

NOTE 27 –EARNINGS (LOSS) PER SHARE

Following are data relating to the net income (loss) and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31
	2013	2014	2015
Profit (loss) used for the computation of
basic and diluted EPS (NIS in millions)	135	162	(40)

Weighted average number of shares used
in computation of basic EPS (in thousands)	155,658	155,802	156,081

Add - net additional shares from assumed
exercise of employee stock options and restricted shared (in thousands)	541	598	0

Weighted average number of shares used in
computation of diluted EPS (in thousands)	156,199	156,400	156,081

Number of options and restricted shares not taken into account in computation of diluted earnings per share, because of their anti-dilutive effect (in thousands)	5,378	8,101	15,587

A  - 83

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 28 – SUBSEQUENT EVENT - COLLECTIVE EMPLOYMENT AGREEMENT

The Company signed a collective employment agreement with the employees' representatives and the Histadrut New General Labor Organization. The agreement includes an organizational chapter that is for a period of three years (2016-2018) and an economic chapter that is valid until December 31, 2016. The estimated cost of the 2016 economic chapter is approximately NIS 30 million.

Annex “B”

PARTNER COMMUNICATIONS COMPANY LTD.

REPORT OF THE BOARD OF DIRECTORS FOR THE
YEAR ENDED DECEMBER 31, 2015

The following report is a summary only, and is not intended to be a comprehensive review of the company’s business and results of its operations and financial condition for the year 2015. The report is based upon and should be read in conjunction with Partner’s Form 20-F for the year ended December 31, 2015, filed with the Securities and Exchange Commission (the "Form 20-F"). In particular, you should read the risk factors appearing in the Form 20-F for a discussion of a number of factors that affect and could affect Partner’s financial condition and results of operations.

This report, as well as Form 20-F, includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this report regarding our future performance, revenues or margins, market share or reduction of expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular and fixed-line telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks, see in Form 20-F, "Item 3D. Risk Factors", "Item 4. Information On The Company", "Item 5. Operating And Financial Review And Prospects", "Item 8A.1 Legal And Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk". In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In this report, references to “$” and “US dollars” are to United States dollars and references to “NIS” are to New Israeli Shekels.  This report contains translations of NIS amounts into US dollars at December 31, 2015 NIS 3.902 =US$ 1.00 as published by the Bank of Israel, solely for the convenience of the reader.

Results of Consolidated Operations for the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Composition of revenues and cost of revenues

	New Israeli Shekels
	Year ended December 31,
	2014	2015
	In millions

Service revenues	3,408	2,992
Equipment revenues	992	1,119
Total revenues	4,400	4,111

Cost of revenues – Services	2,655	2,592
Cost of revenues – Equipment	764	880
Total Cost of revenues	3,419	3,472
Gross profit	981	639

Total revenues. In 2015, total revenues were NIS 4,111 million (US$ 1,054 million), a decrease of 7% from NIS 4,400 million in 2014.

Revenues from services. Service revenues in 2015 totaled NIS 2,992 million (US$ 767 million), a decrease of 12% from NIS 3,408 million in 2014.

Revenues from equipment. Equipment revenues in 2015 totaled NIS 1,119 million (US$ 287 million), an increase of 13% from NIS 992 million in 2014. The increase largely reflected higher average prices per device sold due to a change in product mix. (See also the comment regarding gross profit from equipment sales below).

Gross profit from service revenues. The gross profit from service revenues in 2015 was NIS 400 million (US$ 103 million), compared with NIS 753 million in 2014, a decrease of 47%. Gross profit from service revenues was negatively affected by expenses in the amount of NIS 88 million (US$ 23 million) that were recorded following the impairment charge on the rights of use (NIS 76 million), on computers and information systems (NIS 7 million) and on the communication network (NIS 5 million). Excluding the impact of these impairment charges, gross profit from service revenues was NIS 488 million (US$ 125 million) in 2015, a decrease of 35% compared with 2014, largely reflecting the decrease in service revenues, partially offset by the decrease in the cost of service revenues. See also Note 22 to our consolidated financial statements.

Gross profit from equipment sales. Gross profit from equipment sales in 2015 was NIS 239 million (US$ 61 million), compared with NIS 228 million in 2014, an increase of 5%, mainly reflecting a change in product mix, with the Company devoting greater attention in 2015 on products with higher profit margins.

A significant majority of sales of equipment continue to be offered together with long term financing plans, whereby the customer pays for the equipment through monthly payments (generally over 12 to 36 months). However, we may, in the future, be required to restrict the use of long-term installment plans, due to their downward pressure on cash flow, which may reduce our sales and of equipment and the resulting profitability. See “Item 5B Liquidity and Capital Resources” and “Item 5D.2 Outlook”.

Operating expenses. Operating expenses (selling, marketing, general and administrative expenses) totaled NIS 640 million (US$ 164 million) in 2015, an increase of 1% from 2014. Operating expenses included expenses in the amount of NIS 10 million (US$ 3 million) that were recorded following the impairment charge on customer relationships (NIS 8 million) and on the trade name (NIS 2 million). Excluding the impact of these impairment charges, selling, marketing, general and administration expenses were NIS 630 million (US$ 161 million) in 2015, no significant change compared to NIS 631 million in 2014.  Within the total, increases in salaries and related workforce expenses and bad debts and allowance for doubtful accounts expenses were offset by decreases in advertising and marketing expenses, in selling commissions, net, and in other expenses. See also Note 22 to our consolidated financial statements.

Total operating expenses. Total operating expenses (“Opex”, including cost of service revenues (NIS 2,592 million in 2015) and selling, marketing and administrative expenses (NIS 640 million in 2015), and excluding depreciation, amortization and impairment expenses (NIS 769 million in 2015); this measure is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies) totaled NIS 2,463 million (US$ 631 million) in 2015, a decrease of 5% or NIS 127 million from 2014, largely a result of a decrease in expenses related to payments to transmission, communication and content providers and the impact of efficiency measures, including the reduction in the Company workforce by approximately 15% on an average basis (average of workforce at beginning and end of year). This included the impact of a retirement plan during 2015, as a result of which the Company recorded onetime expenses of approximately NIS 35 million in the third quarter of 2015, which were partially offset by a resulting reduction in salaries and related expenses in 2015.

Including depreciation, amortization and impairment expenses, Opex in 2015 decreased by 2% compared with 2014. See also Note 22 to our consolidated financial statements.

Income with respect to settlement with Orange. In 2015, the Company recorded income with respect to the settlement agreement of the Orange brand agreement in an amount of NIS 61 million. See also Item 5A.1c Settlement Agreement with Orange Brand Services Ltd.” above and Note 18 to our consolidated financial statements.

Other income, net. Other income, net, totaled NIS 47 million (US$ 12 million) in 2015, compared to NIS 50 million in 2014, a decrease of 6%, mainly reflecting a decrease in income  from the unwinding of trade receivables. See also Note 23 to our consolidated financial statements.

Operating profit. Reported operating profit for 2015 was NIS 107 million (US$ 27 million), a decrease of 73% compared with operating profit of NIS 400 million in 2014.  Operating profit for 2015 before the total impact of the impairment charges described above in the amount of NIS 98 million, was NIS 205 million (US$ 53 million), a decrease of 49% compared with operating profit of NIS 400 million in 2014.

Finance costs, net. Finance costs, net in 2015 were NIS 143 million (US$ 37 million), a decrease of 10% compared with NIS 159 million in 2014. The decrease was mainly due to lower losses from foreign exchange movements in 2015 compared with foreign exchange gains in 2014. See also “Item 5B Liquidity and Capital Resources.”

Profit (loss) before income tax. Loss before income taxes for 2015 was NIS 36 million (US$ 9 million), compared with profit before income tax of NIS 241 million in 2014.  Before the total impact of the impairment charges described above in the amount of NIS 98 million, profit before income tax was NIS 62 million (US$ 16 million) in 2015, a decrease of 74% from 2014.

Income taxes on profit. Income taxes on loss for 2015 were NIS 4 million (US$ 1 million), compared to NIS 79 million in 2014.

In 2016, the Israeli corporate tax rate is expected to decrease from 26.5% in 2015 to 25%. However, the Company’s effective tax rate is expected to be slightly higher mainly due to nondeductible expenses. See also Note 25 to our consolidated financial statements.

Profit (Loss). Reported loss in 2015 was NIS 40 million (US$ 10 million), a decrease of NIS 202 million compared with profit of NIS 162 million in 2014. Profit before the impact of the impairment in the amount of NIS 72 million (after income tax), was NIS 32 million (US$ 8 million) in 2015, a decrease of 80% from NIS 162 million in 2014. Based on the weighted average number of shares outstanding during 2015, basic loss per share or ADS, was NIS 0.26 (US$ 0.06), compared to basic earnings per share of NIS 1.04 in 2014.For information regarding potential downward impacts on profits in 2016, see “Item 5D.2 Outlook.”

Adjusted EBITDA. Adjusted EBITDA in 2015 totaled NIS 876 million (US$ 225 million), a decrease of 20% from NIS 1,096 million in 2014. As a percentage of total revenues, Adjusted EBITDA in 2015 was 21%, compared with 25% in 2014.

Adjusted EBITDA as reviewed by the Chief Operating Decision Maker (“CODM”), represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and amortization of share based compensation) and impairment charges, as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. We use the term “Adjusted EBITDA” to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share-based compensation expenses; it is fully comparable to EBITDA information which has been previously provided for prior periods.

Results Of Operation By Segment For The Year Ended December 31, 2015 Compared To The Year Ended December 31, 2014

Cellular Services Business Segment

Total revenues. Total revenues for the cellular segment in 2015 were NIS 3,348 million (US$ 858 million), a decrease of 6% from NIS 3,556 million in 2014.

Revenues from services. Service revenues for the cellular segment in 2015 totaled NIS 2,297 million (US$ 589 million), a decrease of 12% from NIS 2,618 million in 2014. The decrease was mainly a result of the continued downward pressures on the prices of post-paid and pre-paid cellular services as a result of the unrelenting competition in the cellular market. As an illustration of the level and increase in competition in the cellular market, approximately 2.5 million cellular subscribers switched operators within the Israeli market (with number porting) in 2015, largely unchanged from the number of switchers in 2014, compared with approximately 1.8 million in 2013.

Significant price erosion continued to be caused by the amount of cellular subscribers who moved between different rateplans or airtime packages (generally with a lower monthly fee) within the Company. As in 2014, in 2015 subscribers switched rateplans or packages over one million times (including subscribers who switched more than once) within the Company, signifying a significant increase in the number of switches compared with 2013.

The decrease in service revenues from our subscribers was partially offset by an increase in revenues from wholesale services provided to other operators hosted on the Company’s network, particularly as a result of the Right of Use agreement with Hot Mobile. See "Item 5A.1e Right of Use Agreement with HOT Mobile.”

Pre-paid cellular subscribers contributed service revenues in a total amount of approximately NIS 230 million (US$ 59 million) in 2015, a decrease of 23% from approximately NIS 300 million in 2014, as a result of the price erosion in pre-paid services and the decrease in the number of pre-paid subscribers, which was largely attributed to pre-paid subscribers moving to post-paid subscriber packages as a result of the significant price erosion (and hence increasing attractiveness) in these products.

Revenues from equipment. Revenues from equipment sales for the cellular segment (including cellular handsets, WI-FI-only tablets, 3G/LTE tablets, laptops, datacards and modems, related equipment, car kits and accessories, and digital audio visual equipment) in 2015 totaled NIS 1,051 million (US$ 269 million), increasing by 12% from NIS 938 million in 2014. The increase largely reflected higher average prices per device sold due to a change in product mix (see also the comment regarding gross profit from equipment sales below). As in 2014, a significant majority of sales of equipment in 2015 were offered together with long term financing plans, whereby the customer pays for the equipment through monthly payments (generally over 12 to 36 months).

Gross profit from equipment sales. The gross profit from equipment sales for the cellular segment in 2015 was NIS 219 million (US$ 56 million), compared with NIS 211 million in 2014, an increase of 4%, mainly reflecting a change in product mix, with the Company devoting greater attention in 2015 on products with higher profit margins, as explained above. See also “Item 5D.2 Outlook”.

Cost of service revenues. The cost of service revenues for the cellular segment (excluding inter-segment costs) decreased by 5% from NIS 1,963 million in 2014 to NIS 1,856 million (US$ 476 million) in 2015. This decrease largely reflected decreases in expenses related to payments to communication and content providers  and salaries and related expenses, partially offset by increases in network and cable maintenance expenses. See also Note 22 to our consolidated financial statements.

Operating expenses. Operating expenses (selling, marketing, general and administration expenses) for the cellular segment in 2015 amounted to NIS 506 million (US$ 130 million), a decrease of 1% from NIS 509 million in 2014. The decrease mainly reflected decreases in advertising and marketing expenses and in selling commissions, net, partially offset by increases in bad debts and allowance for doubtful accounts expenses and in salaries and related expenses. See also Note 22 to our consolidated financial statements.

Total operating expenses. Total operating expenses for the cellular segment (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization expenses) totaled NIS 2,024 million (US$ 519 million) in 2015, a decrease of 4% or NIS 92 million from 2014. See also Note 22 to our consolidated financial statements. Including depreciation and amortization expenses, operating expenses also decreased by 4%.

Operating profit. Overall, operating profit for the cellular segment in 2015 was NIS 72 million (US$ 18 million), decreasing by 67% compared with NIS 221 million in 2014, largely reflecting the impact of the decrease in service revenues, partially offset by the reduction of total operating expenses and the increase in gross profits from equipment sales, as described above.

Adjusted EBITDA. Adjusted EBITDA for the cellular segment was NIS 597 million (US$ 153 million) in 2015, decreasing by 22% from NIS 762 million in 2014, for the same reasons as the decrease in operating profit. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in 2015 was 18%, compared with 21% in 2014

Fixed Line Services Business Segment

Total revenues. Total revenues in 2015 for the fixed-line segment were NIS 974 million (US$ 250 million), a decrease of 8% compared with NIS 1,058 million in 2014.

Revenues from services. Service revenues for the fixed-line segment totaled NIS 906 million (US$ 232 million) in 2015, a decrease of 10% compared with NIS 1,004 million in 2014. The decrease mainly reflected lower revenues from international calls and from local lines and ISP services. Our market share in the ISP segment continues to be eroded as a result of the strong competition in the market from both existing and new service providers.

Revenues from equipment. Revenues from equipment sales for the fixed-line segment in 2015 totaled NIS 68 million (US$ 17 million), an increase of 26% compared with NIS 54 million in 2014. The increase mainly reflected an increase in the sale of non-core fixed line equipment, including tablets, televisions, streamers and other audio visual devices, as well as in fixed line equipment for business customers.

Gross profit from equipment sales. The gross profit from equipment sales for the fixed-line segment in 2015 was NIS 20 million (US$ 5 million), compared with NIS 17 million in 2014, an increase of 18%,  reflecting the increase in sales, as described above.

Cost of service revenues. The cost of service revenues (excluding inter-segment costs) for the fixed-line segment increased by 6% from NIS 692 million in 2014, to NIS 736 million (US$ 189 million) in 2015. The cost of service revenues was negatively affected by expenses in the amount of NIS 88 million (US$ 23 million) that were recorded following the impairment charge on the rights of use (NIS 76 million), on computers and information systems (NIS 7 million) and on the communication network (NIS 5 million). Excluding the impact of these impairment charges, the cost of service revenues was NIS 648 million (US$ 166 million) in 2015, a decrease of 6% compared with 2014, largely reflecting decreases in expenses related to payments to communication providers and in salaries and related expenses, partially offset by increases in expenses related to payments to internet infrastructure and service providers. See also Note 22 to our consolidated financial statements.

Operating expenses. Operating expenses (selling, marketing, general and administration expenses) for the fixed-line segment in 2015 amounted to NIS 134 million (US$ 34 million), an increase of 10% from NIS 122 million in 2014. Operating expenses included expenses in the amount of NIS 10 million (US$ 3 million) that were recorded following the impairment charge on customer relationships (NIS 8 million) and on the trade name (NIS 2 million). Excluding the impact of these impairment charges, selling, marketing, general and administration expenses were NIS 124 million (US$ 32 million) in 2015, a slight increase of 2% from 2014. See also Note 22 to our consolidated financial statements.

Total operating expenses. Total operating expenses for the fixed-line segment (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization and impairment charges) totaled NIS 650 million (US$ 167 million) in 2015, a decrease of 6% or NIS 38 million from 2014. See also Note 22 to our consolidated financial statements. Including depreciation, amortization and impairment expenses, operating expenses increased by 6%.

Operating profit. Operating profit for the fixed-line segment was NIS 35 million (US$ 9 million) in 2015, a decrease of 80% compared to NIS 179 million in 2014. Operating profit for 2015 before the total impact of the impairment charges described above in the amount of NIS 98 million, was NIS 133 million (US$ 34 million), a decrease of 26% compared with 2014, reflecting the impact of the decrease in service revenues, partially offset by the reduction in total operating expenses and the increase in gross profit from equipment sales, explained above.

Adjusted EBITDA. Adjusted EBITDA for the fixed-line segment decreased by 16% from NIS 334 million in 2014 to NIS 279 million (US$ 72 million) in 2015, for the same reasons as the decrease in operating profit. As a percentage of total fixed-line revenues, Adjusted EBITDA for the fixed-line segment in 2015 was 29%, compared with 32% in 2014.

 Annex “C”

Date: ______________
Dear Mr. ________________
Letter of Indemnification

1.	Partner Communications Company Ltd. (“Partner”) hereby undertakes to indemnify you for any liability or expense that you incur or that is imposed on you in consequence of an action or an inaction by you (including prior to the date of this letter), in your capacity of an officer or director in Partner or as an officer or director on behalf of Partner in a company controlled by Partner or in which Partner has a direct or indirect interest (such companies being referred to herein as “Subsidiaries”), as follows:

1.1.	Financial liability that you incur or is imposed on you in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by the court; provided, that such liability pertains to one or more of the events set out in Schedule I hereto, which, in the opinion of the Board of Directors of Partner, are anticipated in light of Partner's activities at the time of granting this undertaking and are at the sum or measurement of indemnification determined by the Board of Directors to be reasonable given the circumstances set forth herein;

1.2.	Reasonable litigation expenses, including legal fees, that you may incur or for which you will be ordered to pay by a court in the context of proceedings filed against you by or on behalf of Partner or by a third party, or in a criminal proceeding in which you are acquitted or if you are convicted, for an offense which does not require criminal intent; and

1.3.	Reasonable litigation expenses, including legal fees that you may incur due to an investigation or proceeding conducted against you by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against you and either (i) no financial liability was imposed on you in lieu of criminal proceedings, or (ii) financial liability was imposed on you in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, within the meaning of the relevant terms in or in the law referred to in the Israeli Companies Law of 1999 (the “Israeli Companies Law”), or in relation to a financial sanction ("itzum caspi").

1.4	Payment to the harmed party as a result of a violation set forth in Section 52.54(a)(1)(a) ((52נד(א)(1)(א) of the Israeli Securities Law of 1968 (the "Israeli Securities Law"), including by indemnification in advance.

1.5	Expenses incurred in connection with a Procedure ("halich"), as defined in Section 56.8(a)(1) (56ח(א)(1)) of the Israeli Securities Law (a "Procedure"), in connection with any of your affairs including, without limitation, reasonable litigation expenses, including legal fees, including by indemnification in advance.

1.6	Any other liability or expense indemnifiable under any applicable law.

2.	Partner may not indemnify you for your liability for: (i) a breach of duty of loyalty towards Partner unless you have acted in good faith and had reasonable grounds to assume that the action would not harm Partner's best interest; (ii) a breach of duty of care done intentionally or recklessly ("pzizut") except for negligence; (iii) an act intended to unlawfully yield a personal profit; (iv) a fine, a civil fine ("knass ezrahi"), a financial sanction ("itzum caspi") or a penalty ("kofer") imposed upon you; and (v) a Procedure ("halich").

Upon the occurrence of an event for which you may be entitled to be indemnified, subject to the terms of this letter (including the limitations as to amount in Section 3.13) and any laws applicable at such time, Partner shall provide you with the necessary payments to cover all your expenses in respect of the legal proceedings in question, so that you will not have to pay for or finance them yourself.

3.	Indemnification pursuant to this letter will be subject to applicable law and to the following terms and conditions:

3.1.	That you notify Partner within a reasonable time of your learning of any legal proceedings instigated against you in connection with any event that may give rise to indemnification and that you provide Partner, or anyone specified by Partner, with any documents connected to the proceeding in question.

3.2.	That Partner reserves the right to represent you in the proceedings or to appoint legal counsel of its choice for this purpose (unless its choice of legal counsel is unacceptable to you on reasonable grounds). Partner or such legal counsel will take all necessary steps to bring the matter to a close and will keep you informed of key steps in the process. The appointed counsel will be bound by a fiduciary duty to you and to Partner. If a conflict of interests should arise between the appointed counsel and yourself, counsel will inform Partner and you will be entitled to appoint a different counsel reasonably acceptable to Partner and the terms of this indemnification agreement shall apply to the new appointment. If Partner should decide to settle by arbitration or by mediation or by settlement, it shall be allowed to do so; provided, that you do not incur any additional expense or liability due to such arbitration, mediation or settlement or that you have otherwise agreed to such arbitration, mediation or settlement. If Partner so requests, you will sign any document that will empower it or any appointed counsel to represent you and defend you in any proceeding as stated above. You will cooperate as reasonably demanded of you with Partner and any appointed legal counsel. Partner shall cover all related expenses so that you will not have to make any payments or incur any expenses yourself.

3.3.	That whether or not Partner shall operate in accordance with section 3.2 above, indemnification shall still cover all and every kind of expense incurred by you that is included in section 1 of this letter so that you will not have to pay or finance them yourself. You will not be indemnified for any expenses arising from a settlement, mediation or arbitration unless Partner has agreed to the settlement, mediation or arbitration.

3.4.	That upon your request for payment in connection with any event according to this indemnification letter, Partner shall complete all the necessary arrangements required by the law for payment and shall act to receive all necessary authorizations, if demanded. If any authorization should be required for payment, and the payment is not authorized for any reason, this payment or part of it will be subject to the approval of the court (if relevant) and Partner shall act in order to receive authorization.

3.5.	That in the event that you are paid for any sums in accordance with this letter of indemnification in connection with a legal proceeding, and later it becomes clear that you were not entitled to such payments, the sums will be considered as a loan given to you by Partner subject to the lowest interest rate for purposes of Section 3(9) of the Income Tax Ordinance (or any other legislation replacing it) which does not cause a taxable benefit. You shall be required to repay such amounts in accordance with the payment arrangements fixed by Partner, and at such time as Partner shall request in writing.

3.6	That you shall remain entitled to indemnification by Partner as provided in this letter of indemnification even when you are no longer an officer or director in Partner or in a Subsidiary on Partner’s behalf, as long as the events that led to the payments, costs and expenses for which indemnification is being sought are a result of an action or an inaction taken by you as such officer or director.

3.7	The terms contained in this letter will be construed in accordance with the Israeli Companies Law and in the absence of any definition in the Israeli Companies Law, pursuant to the Israeli Securities Law. Schedule I hereto constitutes an integral part hereof.

3.8	The obligations of Partner under this letter shall be interpreted broadly and in a manner that shall facilitate its implementation, to the fullest extent permitted by law, including, ipso facto, as further expanded in the future, and for the purposes for which it was intended. Without derogating from the generality of the foregoing, it is clarified that with respect to any expansion of indemnification that is currently, or will in the future be, permitted by law following incorporation of specific provisions in Partner’s Articles of Association, such expansion be in effect ipso facto even prior to such incorporation, based on Article 34.1 of the Articles of Association, which allows indemnification to the fullest extent permitted by law. In the event of a conflict between any provision of this letter and any provision of the law that cannot be superseded, changed or amended, said provision of the law shall supersede the specific provision in this letter, but shall not limit or diminish the validity of the remaining provisions of this letter.

3.9	The indemnification under this letter will enter into effect upon your signing a copy of the same in the appropriate place, and the delivery of such signed copy to Partner. It is hereby agreed that your agreement to accept this letter constitutes your irrevocable agreement that any previous undertaking of Partner for indemnification towards you, to the extent granted, shall become void automatically upon your signing this letter. Notwithstanding the above, if this letter shall be declared or found void for any reason whatsoever, then any previous undertaking of Partner for indemnification towards you, which this letter is intended to replace, shall remain in full force and effect.

3.10	Partner may, in its sole discretion and at any time, revoke its undertaking to indemnify hereunder, or reduce the Maximum Indemnity Amount (as defined in section 3.13 below) thereunder, or limit the events to which it applies, either in regard to all the officers or to some of them, to the extent such change or revocation relates solely to events that occur after the date of such change; provided, that prior notice has been given to you of its intention to do so, in writing, at least 60 days before the date on which its decision will enter into effect. No such decision will have a retroactive effect of any kind whatsoever, and the letter of indemnification prior to such change or revocation, as the case may be, will continue to apply and be in full force and effect for all purposes in relation to any event that occurred prior to such change or revocation, even if the proceeding in respect thereof is filed against you after the change or revocation of the letter of indemnification. In all other cases, this letter may not be changed unless Partner and you have agreed in writing.

3.11	This undertaking to indemnify is not a contract for the benefit of any third party, including any insurer, and is not assignable nor will any insurer have the right to demand participation of Partner in any payment for which an insurer is made liable under any insurance agreement that has been made with it, with the exception of the deductible specified in such agreement. For the avoidance of any doubt in the event of death this letter will apply to you and your estate.

3.12	No waiver, delay, forbearance to act or extension granted by Partner or by you will be construed in any circumstance as a waiver of the rights hereunder or by law, and will not prevent any such party from taking all legal and other steps as will be required in order to enforce such rights.

3.13	The aggregate indemnification amount payable by Partner to all directors, officers and other indemnified persons (including, inter alia, officers and directors nominated on behalf of Partner in Subsidiaries), pursuant to all letters of indemnification issued to them by Partner on or after October 17, 2013, which indemnification letters include a maximum indemnity amount substantially similar to the Maximum Indemnity Amount under this Section 3.13 (the “Maximum Indemnity Amount”), for any occurrence of an event set out in Schedule I hereto (each, an “Event”), will not exceed 25% of shareholders equity (according to the latest reviewed or audited financial statements approved by Partner's Board of Directors prior to approval of the indemnification payment); provided, however, that under the circumstances where indemnification for the same Event is to be made in parallel to you under this letter and to one or more indemnified persons under indemnification letters issued (or to be issued) by Partner containing a maximum indemnity amount which is the higher of 25% of shareholders equity and 25% of market capitalization (the "Combined Maximum Indemnity Amount"), the Maximum Indemnity Amount for you hereby shall be adjusted so it does not exceed the Combined Maximum Indemnity Amount to which any other indemnified person is entitled under any other indemnification letter containing the Combined Maximum Indemnity Amount.

3.14	The Maximum Indemnity Amount shall not be affected in any way by the existence of, or payment under, insurance policies. Payment of the indemnification shall not affect your right to receive insurance payments, if you receive the same (either personally or through Partner or on your behalf) and Partner will not be required to indemnity you for any sums that were, in fact, already paid to you or for you in respect of insurance or any other indemnification obligations made to you by any third party. In the event there is any payment made under this letter and such payment is covered by an insurance policy, Partner shall be entitled to collect such amount of payment from the insurance proceeds. You will return to Partner any amount that you may receive pursuant to this letter, which is based on data or financial results that will later on be found to be erroneous and will be restated in Partner's financial statements, as will be implemented by Partner's Board of Directors.

3.15	If the indemnification amount Partner is required to pay to its directors and other indemnified persons, as mentioned in section 1 above, exceeds at any time the Maximum Indemnity Amount or the balance of the Maximum Indemnity Amount in accordance with section 3.13 above after deducting any indemnification amounts paid or payable by Partner to any of its directors or other indemnified persons at such time (all, as determined and clarified in Section 3.13 above or in the other applicable indemnification letters), such Maximum Indemnification Amount or remaining balance will be allocated among the directors and the other indemnified persons entitled to indemnification, in the same ratio as with respect to any Event the amount for which each individual director or other indemnified person may be indemnified is to the aggregate amount that all of the relevant directors and other indemnified persons involved in the Event may be indemnified.

3.16	The foregoing does not derogate from Partner's right to indemnify you retroactively in accordance with that permitted by the Articles of Association of Partner and applicable law.

You should be aware that, insofar as indemnification for liabilities arising under the United States Securities Act of 1933 (the “U.S. Securities Act”) may be permitted to Partner’s directors and officers, Partner has been advised that in the opinion of the U.S. Securities and Exchange Commission (the “SEC”) such indemnification is against public policy as expressed in the U.S. Securities Act and is, therefore, unenforceable. In the event of a claim for such indemnification, Partner will (in accordance with an undertaking given to the SEC), unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the U.S. Securities Act and will be governed by the final adjudication of such issue.

The law of the State of Israel shall govern this Letter of Indemnification and all issues related thereto, without giving effect to any conflicts of law principles. The courts in Tel Aviv, Israel shall have the exclusive local and international jurisdiction, in connection with this Letter of Indemnification, except if an indemnification claim is related to a legal proceeding, already filed by a third party in a different court.

Respectfully,

______________________
On behalf of
Partner Communications Company Ltd.

I accept the terms and conditions of the above. I am aware that Partner has granted (and may grant) indemnification letters with maximum indemnity amounts different from the Maximum Indemnity Amount under this letter (including, without limitation, the Combined Maximum Indemnity Amount) and consequently, the beneficiaries of those indemnification letters may receive higher indemnification amounts than me, and I will have no claim against Partner in that respect. I am also aware that my agreement to accept this letter constitutes my irrevocable agreement that any previous undertakings of Partner for indemnification, to the extent granted, should become void automatically upon my signing this letter. Notwithstanding the above, if this indemnification letter shall be void for any reason whatsoever, then, any previous undertaking of Partner for indemnification towards me shall remain in full force and effect.

Signature: _____________

Name:  ________________

Date:  ________________

Schedule I

Subject to the provisions of the law, the following are the events referred to in section 1.1 of the Letter of Indemnification:

1.	Any offering of Partner’s securities to private investors and/or to the public and listing of such securities, and/or the offer by Partner to purchase securities from the public and/or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any such offering and Partner’s status as a public company or as an issuer of securities.

Without limiting the generality of the foregoing, Partner's public offering of equity in 1999, public offering of debt securities in 2000, public offering of debt securities in 2005 (including any subsequent offer and sale of the debt securities of that class), redemption of debt securities in 2005, shelf registration in 2009, private offering of debt securities in 2009, public offering of debt securities in 2010, private offering of debt securities in 2011, public offering of debt securities in 2011 and shelf registration in 2012.

2.	All matters relating to Partner’s status, obligations and/or actions as a public company, and/or the fact that Partner’s securities were issued to the public or to private investors and/or are or were traded on a stock exchange (including, without limitation, Nasdaq stock market, the Tel Aviv Stock Exchange and the London Stock Exchange), whether in Israel or abroad.

3.	The erection, construction and operation of Partner’s mobile telephone network, including the erection and operation of antennas and other equipment and environmental issues, including undertakings, activities and communications with authorities regarding the foregoing and including the work performed by Partner’s subcontractors in connection therewith.

4.	The purchase, distribution, marketing and sale of handsets, other terminal equipment and any other of Partner’s products and/or any marketing plans and/or publications.

5.	A Transaction, Extraordinary Transaction, or an Activity within the meaning of Section 1 of the Israeli Companies Law, including negotiations for entering into a Transaction or an Activity, the transfer, sale, acquisition or charge of assets or liabilities (including securities) or the grant or acceptance of a right in any one of them, receiving credit and the grant of collateral, as well as any act directly or indirectly involving such a Transaction or Activity.

6.	Investments which Partner and/or its Subsidiaries and/or its affiliates make in other entities whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken or alleged omissions by you in the name of Partner and/or any subsidiary thereof and/or any affiliates thereof as a director, officer, employee and/or a board observer of the entity which is the subject of the transaction and the like.

7.	The merger acquisition or other business combination or restructuring, or any such proposed transaction and any decision related to it (by Partner or another person) of Partner, any subsidiary thereof and/or any affiliate thereof with, of or into another entity and/or the sale or proposed sale of the operations and/or business, or part thereof, or any dissolution, receivership, creditors' arrangement, stay of proceeding or any similar proceeding, of Partner, any of its Subsidiaries and/or any of its affiliates.

8.	Tender offers for Partner's securities, including in connection with Partner's Board of Directors' opinion regarding a Special Tender Offer as defined in the Israeli Companies Law or refraining from such opinion.

9.	Labor relations and/or employment matters in Partner, its Subsidiaries and/or its affiliates and trade relations of Partner, its Subsidiaries and/or its affiliates, including with independent contractors, customers, suppliers and service providers.

10.	The testing of products developed and/or marketed by Partner, its Subsidiaries and/or its affiliates and/or in connection with the distribution, sale, license or use of such products.

11.	The intellectual property of Partner, its Subsidiaries and/or its affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating to intellectual property infringement.

12.	Actions taken (or alleged omissions) pursuant to or in accordance with the policies and procedures of Partner, its Subsidiaries and/or its affiliates, whether such policies and procedures are published or not.

13.	The borrowing or other receipt of funds and any other financing transaction or arrangement, or any such proposed transaction or arrangement, whether or not requiring the imposition of any pledge or lien.

14.	Any Distribution (“haluka” - as defined in the Israeli Companies Law).

Without limiting the generality of the foregoing, any share repurchase and distribution of dividends, including, without limitation, in 2005 and distribution of dividends during the calendar years of 2006, 2007, 2008, 2009, 2010 (including the special dividend distribution as of March 2010, approved by the District Court), 2011 and 2012.

15.	Taking part in or performing tenders.

16.	The making of any statement, including a representation or opinion made by an officer or director of Partner in such capacity whether in public or private, including during meetings of the Board of Directors or any committee thereof.

17.	An act in contradiction to the Articles of Association or Memorandum of Partner.

18.	Any action or omission in connection with voting rights in Partner.

19.          Any action or decision in relation to work safety and/or working conditions.

20.          Actions taken pursuant to any of Partner’s licenses, or any breach thereof.

21.	Decisions and/or actions pertaining to the environment and/or the safety of handsets, including radiation or dangerous substances.

22.	A payment to the harmed party as a result of a violation set forth in Section 52.54(a)(1)(a) (52נד(א)(1)(א)) of the Israeli Securities Law.

23.	Negotiation for, signing and performance or non-performance of insurance policies.

24.	Events associated with the drawing up and/or approval of financial statements, including the acts or omissions relating to the adoption of financial reports (including International Financial Reporting Standards IFRS), preparation and signing Partner's financial statements, consolidated or on a sole basis, as applicable, as well as the editing or approval of the Directors' report or business plans and forecasts, providing an estimate of the effectiveness of Partner's internal controls and other matters in connection with the financial statements and Directors' report and provision of statements relating to the financial statements.

25.	Events associated with business plans, including pricing, marketing, distribution, directives to employees, customers and suppliers and collaborations with other parties.

26.	Reporting and/or filing of applications or reports, under any applicable law (including immediate reports, periodic or other), disclosure, messaging, providing (or failure to provide) information, statements, declarations, evaluations, presentations, opinions, reviews, requests for approval, or otherwise to any governmental or quasi-governmental authority, stock exchange or regulatory body whether in Israel or abroad.

27.	Actions and any legal process, whether in Israel or abroad, relating, directly or indirectly, to any governmental or quasi-governmental authority, including with respect to trade restrictions, restrictive arrangements, mergers and monopolies.

28.	Investigations conducted against you by any governmental or quasi-governmental authority.

29.	Class actions, including class actions in respect of the environment, consumer protection or complaints, roaming, content services, the Communications Law of 1982, any of Partner’s licenses, Partner’s contracts, and anti-trust, derivative actions or any other legal proceedings against you and/or Partner and/or any of its Subsidiaries in connection with your role and/or activities in Partner or on its behalf.

30.	All matters relating to the change of control transaction, entered into on August 12, 2009, between Advent Investments Pte. Ltd. and Scailex Corporation Ltd. (“Scailex”), under which Scailex agreed to acquire 78,940,104 Ordinary Shares of Partner.

31.	All matters relating to a potential sale of Partner’s securities by Scailex Corporation Ltd., any affiliates thereof or any other Material Shareholder (“ba’al menaya mahuti”) of Partner.

32.	Transactions or agreements entered into between Partner and any of its shareholders or between shareholders of Partner.

33.	Transfer of information to shareholders or potential shareholders of Partner, including Interested Parties.

34.	All matters relating to breach of Partner contracts.

35.	Activities Partner may pursue in new areas such as transmission services, access to high-speed Internet services, fixed line and long-distance telephony services, cable television and other communication services to subscribers.

36.	Establishment, registration, administration, or making use of registries and information databases, including as required by the provisions of the Protection of Privacy Law of 1981 (including regulations, orders, directives, rules or provisions and instructions) issued by any competent authority or by virtue of those authorities and any decision or other action relating to said law.

37.	A suspicion as to perpetration of an offence and/or breach of a statutory obligation under any law because of an action taken by Partner and that, according to any law, can also be attributed to you and/or because of an action taken by you by virtue of your function as officer or director in Partner and/or that was taken for the sake of Partner and/or on its behalf.

38.	A payment or non-payment to any governmental authority under any applicable law, including the payment of income tax, sales tax, betterment tax on real estate, transfer taxes, excise, value added tax, stamp tax, customs, National Insurance payments, municipal levies, royalty fees or any other fees, levies, financial sanction ("itzum caspi") in connection with any of Partner’s licenses, and including any kind of fines, interest and linkage increments.

39.	Any other actions which can be anticipated for companies of the type of Partner, and which the Board of Directors may deem appropriate.

40.	Any of the foregoing events, relating to your service as an officer or director in any of Partner's Subsidiaries on Partner's behalf.

41.	Any of the foregoing events, as it may relate to 012 Smile Telecom Ltd. or to any company in which it has a direct or indirect interest.

In each of the events specified above, including, without limitation, in connection with documents relating to these matters, and in connection with actions or decisions relating to these matters, and in connection with representations and undertakings made relating to these matters, including, without limitation, such representations and undertakings made towards third parties (including, without limitation, governmental authorities) or towards Partner or anyone on its behalf (including, without limitation, advisors, such as accountants, lawyers, etc.).

In each of the events specified above, reference to any action includes also failure to perform an action (omission) or performing it poorly (including, without limitation, non- performance of an action required under law or performing it in a poor manner that does not comply with the legal requirements), and including, without limitation, making a decision; in each case, unless the context in a specific item above does not allow this interpretation.

Annex D

Articles of Association
of
Partner Communications Company Ltd.

Table of Contents

Chapter One - General		3
1.	Definitions and Interpretation	3
2.	Public Company	5
3.	The Purpose of the Company	5
4.	The Objectives of the Company	5
5.	Limited Liability	5
Chapter Two - The Share Capital of the Company		6
6.	Share Capital	6
7.	The Issuance of Shares and Other Equity Securities	6
8.	Calls for Payment	7
9.	The Shareholder Registers of the Company and the Issuance of Share Certificates	8
10.	Transfer of Shares of the Company	9
10A.	Limitations on Transfer of Shares	11
10B.	Required Minimum Holdings	13
11.	Bearer Share Certificate	13
12.	Pledge of Shares	13
13.	Changes in the Share Capital	14
Chapter Three - General Meetings		16
14.	The Authority of the General Meeting	16
15.	Kinds of General Meetings	17
16.	The Holding of General Meetings	18
17.	The Agenda of General Meetings	19
18.	Discussions in General Meetings	20
19.	Voting of the Shareholders	21
20.	The Appointment of a Proxy	24
21.	Deed of Vote, Voting Via the Internet	26
Chapter Four - The Board of Directors		27
22.	The Authority of the Board of Directors	27
23.	The Appointment of Directors and the Termination of Their Office	28
24.	Actions of Directors	34
25.	Committees of the Board of Directors	37
25A.	Committee for Security Matters	38
25B.	Approval of Certain Related Party Transactions	39
26.	Chairman of the Board of Directors	40

Chapter Five - Office Holders who are not Directors and the Auditor		41
27.	The General Manager	41
28.	The Corporate Secretary, Internal Controller and Other Office Holders of the Company	43
29.	The Auditor	49
Chapter Six - The Share Capital of the Company and its Distribution		45
30.	Permitted Distributions	45
31.	Dividends and Bonus Shares	45
32.	The Acquisition of Shares	49
Chapter Seven - Insurance, Indemnification and Release of Officers		49
33.	Insurance of Office Holders	50
34.	Indemnification of Office Holders	50
35.	Release of Office Holders	52
35A.	Certain Legal Amendments	53
Chapter Eight - Liquidation and Reorganization of the Company		53
36.	Liquidation	53
37.	Reorganization	53
Chapter Nine - Miscellaneous		54
38.	Notices	54
Chapter 10 - Intentionally Deleted		55
39.	Intentionally Deleted	55
40.	Intentionally Deleted	55
41.	Intentionally Deleted	55
42.	Intentionally Deleted	55
Chapter 11 - Compliance with the License/ Limitations on Ownership and Control		55
43.	Compliance	55
44.	Limitations on Ownership and Control	55
45.	Cross Ownership and Control	60

Chapter One - General

1.	Definitions and Interpretation

1.1.	The following terms in these Articles of Association bear the meaning appearing alongside them below:

Articles of Association	The Articles of Association of the Company, as set forth herein or as amended, whether explicitly or pursuant to any Law.
Business Day	Sunday to Thursday, inclusive, with the exception of holidays and official days of rest in the State of Israel.
Companies Law	The Companies Law, 1999, as amended.
Companies Ordinance	The Companies Ordinance [New Version], 1983, as amended.
Companies Regulations	Regulations issued pursuant to the Companies Ordinance or Companies Law.

Company Deed of Authorization	Partner Communications Company Ltd As specified in Article 20 of these Articles.
Director	A Director of the Company in accordance with the definition in Section 1 of the Companies Law, including an Alternate Director or an empowered representative.
Document
A printout and any other form of written or printed words, including documents transmitted in writing, via facsimile, telegram, telex, e–mail, on a computer or through any other electronic instrumentation, producing or allowing the production of a copy and/or an output of a document.

Founding Shareholder	A “founding shareholder or its substitute” as defined in Section 21.8 of the License.
Founding Israeli Shareholder	A Founding Shareholder who also qualifies as an “Israeli Entity” as defined for purposes of Section 22A of the License.
Financial Statements	The balance sheet, profit and loss statement, statement of changes in the share capital and cash flow statements, including the notes attached to them.
Law	The provisions of any law (“din”) as defined in the Interpretation Law, 1981.
License
The Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, and the permit issued by the Ministry of Communications dated April 7, 1998, as amended.

Linkage
Payments with respect to changes in the Israeli consumer price index or the representative exchange rate of NIS vis-a-vis the U.S. dollar, as published by the Bank of Israel, or any other rate which replaces such rate.

Minimum Founding Shareholders Holding	The minimum shareholding in the Company required to be held by Founding Shareholders pursuant to Section 22A.1 of the License.
Minimum Israeli Holding	The minimum shareholding in the Company required to be held by Founding Israeli Shareholders pursuant to Section 22A.2 of the License.
NIS	New Israeli Shekel
Office Office Holder	The registered office of the Company. An office holder of the Company in accordance with the definition of "nose misra" in Section 1 of the Companies Law.
Ordinary Majority	A simple majority of the shareholders who are entitled to vote and who voted in a General Meeting in person, by means of a proxy or by means of a deed of voting.

Qualified Israeli Director
A director who at all times (i) is a citizen of Israel and resident in Israel, (ii) qualifies to serve as a director under applicable law, (iii) qualifies as a Director with Clearance as defined in section 25A, and (iv) is appointed to the Board of Directors of the Company pursuant to section 23.2.6 of these Articles.

Record Date
The date on which a shareholder must be registered as a Shareholder in the Shareholders Register in order to receive the right to participate in and vote at an upcoming general meeting of Shareholders.

Securities	Shares, bonds, capital notes or securities negotiable into shares and certificates, conferring a right in such securities, or other securities issued by the Company.
Securities Law	The Securities Law, 1968, as amended.
Securities Regulations	Regulations issued pursuant to the Securities Law.
Shares	shares in the share capital of the Company.
Shareholder	Anyone registered as a shareholder in the Shareholder Register of the Company and any other shareholder of the Company.
Shareholders Register	the Company’s Shareholders Register.
Special Majority	A majority of at least three quarters of the votes of shareholders who are entitled to vote and who voted in a general meeting, in person, by means of a proxy or by means of a deed of voting.

1.2.
The provisions of Sections 3 through 10 of the Interpretation Law, 1981, shall also apply to the interpretation of these Articles of Association, mutatis mutandis, unless the context otherwise requires.

1.3.
Except as otherwise provided in this Article, each word and expression in these Articles of Association shall have the meaning given to it in accordance with the Companies Law, and to the extent that no meaning is attached to it in the Companies Law, the meaning given to it in the Companies Regulations, and if they lack reference thereto, as stated, the meaning given to it in the Securities Law or Securities Regulations, and in the absence of any meaning, as stated, the meaning given to it in another Law, unless it contradicts the relevant provision or its contents.

2.	Public Company

The Company is a public company.

3.	The Purpose of the Company

The purpose of the Company is to operate in accordance with business considerations to generate profits; provided, however, the Board of Directors is entitled to donate reasonable amounts to worthy causes, even if such a donation is not within the framework of business considerations, as stated.

4.	The Objectives of the Company

The Company shall engage in any legal business.

5.	Limited Liability

The liability of the Shareholders of the Company is limited, each one up to the par value of the Shares allotted to him which remains unpaid, and only to that amount. In any event, if the Company’s share capital shall include at any time Shares without a nominal value, the Shareholders’ liability in respect of such Shares shall be limited to the payment of up to NIS 0.01 for each such Share allotted to them and which remains unpaid, and only to that amount.

Chapter Two - The Share Capital of the Company

6.	Share Capital

6.1.	The authorized share capital of the Company is NIS 2,350,000, divided into 235,000,000 ordinary shares at a par value of NIS 0.01 each (hereinafter: the “Ordinary Shares”).

6.2.	Each Ordinary Share shall confer upon its holder the right to receive notices of, and to attend and vote in, general meetings, and to one vote for each Ordinary Share held by him.

6.3.
Each class of Shares shall also confer equal rights to each holder in the class with respect to the amounts of equity which were paid or credited as paid with respect to their par value, in all matters pertaining to dividends, the distribution of bonus shares and any other distribution, return of capital and participation in the distribution of the balance of the assets of the Company upon liquidation.

6.4.	The provisions of these Articles of Association with respect to Shares, shall also apply to other Securities issued by the Company, mutatis mutandis.

7.	The Issuance of Shares and Other Securities

7.1.
The Board of Directors of the Company may issue Shares and other equity Securities of the Company, up to the limit of the registered share capital of the Company. In the event that the share capital of the Company includes several classes of Shares and other equity Securities, no shares and other equity Securities shall be issued above the limit of the registered share capital for its class.

7.2.	The Board of Directors of the Company may issue redeemable Securities, having such rights and subject to such conditions as will be determined by the Board of Directors.

7.3.
Subject to the provisions of these Articles of Association, the Board of Directors may allot Shares and other Securities according to such stipulations and conditions, at par value or by way of a premium, as it deems fit.

7.4.
The Board of Directors may decide on the issuance of a series of bonds or other debt securities within the framework of its authority or to take a loan on behalf of the Company and within the limits of the same authority.

7.5.
The Shareholders of the Company at any given time shall not have any preemption right or priority or any other right whatsoever with respect to the acquisition of Securities of the Company. The Board of Directors, in its sole discretion, may decide to offer Securities of the Company first to existing Shareholders or to any one or more of them.

7.6.
The Company is entitled to pay a commission (including underwriting fees) to any person, in consideration for underwriting services, or the marketing or distribution of Securities of the Company, whether reserved or unreserved, as determined by the Board of Directors. Payments, as stated in this Article, may be paid in cash or in Securities of the Company, or partly in one manner and partly in another manner.

8.	Calls of Payment

8.1.
In the event that according to the terms of a Share allotment, there is no fixed date for the payment of any part of the price that is to be paid for the Shares, the Board of Directors may issue from time to time calls of payment to the Shareholders with respect to the moneys which were not yet paid by them in relation to the Shares (hereinafter: “Calls of Payment” or a “Call of Payment”, as the case may be).

8.2.
A Call of Payment shall set a date, which will not be earlier than thirty days from the date of the notice, by which the amount indicated in the Call of Payment must be paid, together with interest, Linkage and expenses incurred in consequence of the non–payment, according to the rates and amounts set by the Board of Directors. The notice shall further specify that in the event of a failure to pay within the date fixed, the Shares in respect of which payment or the rate is required may be forfeited. In the event that a Shareholder fails to meet any of its obligations, under a Call of Payment, the Share in respect of which said notice was issued pursuant to the resolution of the Board of Directors may be forfeited at any time thereafter. The forfeiture of Shares shall include the forfeiture of all the dividends on same Shares which were not paid prior to the forfeiture, even if such dividends were declared.

8.3.
Any amount, which according to the terms of a Share allotment, must be paid at the time of issuance or at a fixed date, whether at the par value of the Share or at a premium, shall be deemed for the purposes of these Articles of Association to be combined in a duly issued Call of Payment. In the event of non-payment of any such amount, all the provisions of these Articles of Association shall apply with respect to such an amount, as if a proper Call of Payment has been made and an appropriate notice thereof was given.

8.4.	The Board of Directors, acting reasonably and in good faith, may differentiate among Shareholders with respect to amounts of Calls of Payment and/or their payment time.

8.5.	The joint holders of Shares shall be liable, jointly and severally, for the payment of Calls of Payment in respect of such Shares.

8.6.	Any payment for Shares shall be credited, pro rata, according to the par value of and according to the premium on such Shares.

8.7.	A Call of Payment may be cancelled or deferred to another date, as may be decided by the Board of Directors. The Board of Directors may waive any interest, Linkage and expenses or any part of them.

8.8.
The Board of Directors may receive from a Shareholder any payments for his Shares, in addition to the amount of any Call of Payment, and the Board of Directors may pay to the same Shareholder interest on amounts which were paid in advance, as stated above, or on same part of them, in excess of the amount of the Call of Payment, or to make any other arrangement with him which may compensate him for the advancement of the payment.

8.9.
A Shareholder shall not be entitled to a dividend or to his other rights as a Shareholder, unless he has fully paid the amounts specified in the Calls of Payment issued to him, together with interest, Linkage and expenses, if any, unless otherwise determined by the Board of Directors.

8.10.
The Board of Directors is entitled to sell, re-allot or transfer in any other manner any Share which was forfeited, in the manner it decides, with or without any amount paid on the Share or deemed as paid on it.

8.11.	The Board of Directors is entitled at all times prior to the sale, reallotment or transfer of the forfeited Share to cancel the forfeiture on the conditions it may decide.

8.12.
A person whose Shares have been forfeited shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which, up until the date of forfeiture, were due and payable by him to the Company in respect of the Shares, including interest, Linkage and expenses up until the actual payment date in the same manner as if the Shares were not forfeited, and shall be compelled to fulfill all the requirements and claims which the Company was entitled to enforce with respect to the Shares up until the forfeiture date, without any decrease or discount for the value of the Shares at the time of forfeiture. His liability shall cease only if and when the Company receives the full payment set at the time of allotment of the Shares.

8.13.	The Board of Directors may collect any Calls of Payment which were not paid on the forfeited Shares or any part of them, as it deems fit, but it is not obligated to do so.

8.14.
The forfeiture of a Share shall cause, as of the time of forfeiture, the cancellation of all rights in the Company and of any claim or demand against the Company with respect to that Share, and of other  rights and obligations of the Shareholder in respect of the Company, save as otherwise provided by Law.

9.	The Shareholder Registers of the Company and the Issuance of Share Certificates

9.1.
The Company shall maintain a Shareholder Register and a Register of Significant Shareholders, together with a notation of any Exceptional Holdings in accordance with the provisions set forth in Article 10A below, to be administered by the corporate secretary of the Company, subject to the oversight of the Board of Directors.

9.2.
A Shareholder registered in the Shareholders Register is entitled to receive from the Company, free of charge, within two months after an allotment or the registration of a transfer (unless the conditions of the allotment fix a different period) one or several certificates with respect to all the Shares of a certain class registered in his favor, which certificate must specify the number of the Shares, the class of the Shares and the amount paid for them and also any other detail deemed important by the Board of Directors. In the event a Share is held jointly, the Company shall not be obligated to issue more than one certificate for all the joint holders, and the delivery of such a certificate to any of the joint holders shall be viewed as if it was delivered to all of them.

9.3.
Each and every Share certificate shall be stamped with the seal or the stamp of the Company or bear the Company’s printed name, and shall also bear the signature of one Director and of the corporate secretary of the Company, or of two Directors or of any other person appointed by the Board of Directors for this purpose.

9.4.
The Company is entitled to issue a new Share certificate in place of an issued Share certificate which was lost or spoiled or corrupted, following evidence thereto and guarantees and indemnities, as may be required by the Company and the payment of an amount determined by the Board of Directors.

9.5.
Where two people or more are registered as joint holders of Shares, each of them is entitled to acknowledge the receipt of a dividend or other payments in connection with such jointly held Shares, and such acknowledgement of any one of them shall be good discharge of the Company’s obligation to pay such dividend or other payments.

10.	Transfer of Shares

10.1.
The Shares are transferable. The transfer of Shares shall not be registered unless the Company receives a deed of transfer (hereinafter: “Deed of Transfer”) or other proper Document or instrument of transfer. A Deed of Transfer shall be drawn up in the following manner or in any substantially similar manner or in any other manner approved by the Board of Directors.

Deed of Transfer

I, _________________, (hereinafter: “The Transferor”) of ____________, do hereby transfer to ___________ (hereinafter: “The Transferee”) of __________, for valuable consideration paid to me, _________ Share(s) having a par value of NIS 0.01 each, numbered ________ to ________ (inclusive), of Partner Communications Company Ltd. (hereinafter: the “Company”) to hold unto the Transferee, his executors, administrators and assigns, subject to the same terms and conditions on which I held the same at the time of the execution hereof; and I, the said Transferee, do hereby agree to take the said Share(s) subject to the aforesaid terms and conditions.

In witness whereof we have hereunto set our hands this _____ day of _________, _____.

The Transferor                                                      The Transferee
Name: _______________                                  Name: _______________
Signature: ____________                                  Signature: ____________

Witness to the Signature of:
The Transferor                                                      The Transferee
Name: _____________                                       Name: _____________
Signature: ____________                                  Signature: ____________

10.2.
The transfer of Shares which are not fully paid, or Shares on which the Company has a lien or pledge, shall have no validity unless approved by the Board of Directors, which may, in its absolute discretion and without giving any reasoning thereto, decline the registration of such a transfer. The Board of Directors may deny a transfer of Shares as aforesaid and may also impose as a condition on the transfer of Shares as aforesaid an undertaking by the transferee to meet the obligations of the transferor with respect to the Shares or the obligations for which the Company has a lien or pledge on the Shares, signed by the transferee together with the signature of a witness, authenticating the signature of the transferee.

10.3.	The transfer of a fraction of a Share shall lack validity.

10.4.	A transferor of Shares shall continue to be regarded as the holder of the transferred Shares, until the name of the transferee of the Shares is registered in the Shareholder Register of the Company.

10.5.
A Deed of Transfer shall be filed with the Company’s office for registration, together with the Share Certificates for the Shares which are to be transferred (if such are issued) and also any other evidence which the Company may require with respect to the proprietary right of the transferor or with respect to his right to transfer the Shares. Deeds of Transfer which are registered shall remain with the Company. The Company is not obligated to retain the Deeds of Transfer and the Share Certificates, which may be cancelled, after the completion of a seven-year period from the registration of the transfer.

10.6.
A joint Shareholder may transfer his right in a Share. In the event the transferring Shareholder does not hold the relevant Share Certificate, the transferor shall not be obligated to attach the Share Certificate to the Deed of Transfer, so long as the Deed of Transfer shall indicate that the transferor does not hold the Share Certificate, that the right he has in the Shares therein is being transferred, and that the transferred Share is held jointly with others, together with their details.

10.7.	The Company may require payment of a fee for the registration of the transfer, at an amount or a rate determined by the Board of Directors from time to time.

10.8.	The Board of Directors may close the Shareholder Register for a period of up to thirty days in each calendar year.

10.9.
Subject to Article 10.10, upon the death of a Shareholder registered in the Shareholders Register, the Company shall recognize the custodians or administrators of the estate or executors of the will, and in the absence of such, the lawful heirs of such Shareholder, as the only holders of the right for the Shares of the deceased Shareholder, after receipt of evidence to the entitlement thereto, as determined by the Board of Directors.

10.10.
In the event that a deceased Shareholder registered in the Shareholders Register held Shares jointly with others, the Company shall acknowledge each survivor as a joint Shareholder with respect to said Shares, unless all the joint holders in the Share notify the Company in writing, prior to the death of any of them, of their will that the provisions of this Article shall not apply to them. The foregoing shall not release the estate of such joint Shareholder of any obligation in relation to a Share which is held jointly.

10.11.
A person acquiring a right in Shares in consequence of being a custodian, administrator of the estate, the heir of a Shareholder registered in the Shareholders Register, a receiver, liquidator or a trustee in a bankruptcy of a Shareholder registered in the Shareholders Register or according to another provision of the Law, is entitled, after providing evidence to his right, to the satisfaction of the Board of Directors, to be registered as the Shareholder or to transfer such Shares to another person, subject to the provisions of these Articles of Association with respect to transfers.

10.12.
A person becoming entitled to a Share because of the death of a Shareholder registered in the Shareholders Register shall be entitled to receive, and to give receipts for, dividends or other payments paid or distributions made, with respect to the Share, but shall not be entitled to receive notices with respect to General Meetings of the Company or to participate or vote therein with respect to that Share, or to exercise any other right of such Shareholder, until he has been registered in the Shareholder Register as the holder of that Share.

10.13.	Intentionally Deleted

10A.	Limitations on Transfer of Shares

10A.1.
Exceptional Holdings shall be registered in the Register of Members (Shareholder Register) together with a notation that such holdings have been classified as “Exceptional Holdings”, immediately upon the Company’s learning of such matter.  Notice of such registration shall be sent by the Company to the registered holder of the Exceptional Holding and to the Minister of Communications.

10A.2.
Exceptional Holdings, registered in the manner set forth in Article 10A.1, shall not entitle the holder to any rights in respect to his holdings, and such holdings shall be considered “Dormant Shares” within the meaning of Section 308 of the Companies Law, except, however, that the holder of such shares shall be entitled to receive dividends and other distributions to shareholders (including the right to participate in a rights offering calculated on the basis of Means of Control of the Company (as defined in the License), provided, however, that such additional holdings shall be considered Exceptional Holdings).  Therefore, any action taken or claim made on the basis of a right deriving from an Exceptional Holdings shall have no effect, except for the receipt of dividends or other distribution as stated above.

Without derogating from the above:

10A.2.1
A Shareholder participating in a vote of the General Meeting will certify to the Company prior to the vote or, if the vote is by Deed of Vote, on the Deed of Vote, as to whether or not his holdings in the Company or his vote require consent pursuant to Sections 21 and 23 to the License; in the event the shareholder does not provide notification as aforesaid, he shall not vote and his vote shall not be counted.

10A.2.2
No Director shall be appointed, elected or removed on the basis of Exceptional Holdings.  In the event a Director is appointed, elected or removed from his position as a Director as set forth above, such appointment, election or removal shall have no effect.

10A.2.3	Exceptional Holdings shall have no voting rights at a General Meeting of the Company.

For the purposes of this Article 10A, “Exceptional Holdings” means the holdings of Traded Means of Control held without the consent of the Minister of Communications pursuant to Section 21 to the License or as a result of a breach of the provisions of Section 23 to the License, and all holdings of a holder of Traded Means of Control who acted contrary to the provisions of Section 24 to the License; and as long as the consent of the Minister of Communications  is required but has not been obtained pursuant to Section 21 to the License, or the circumstances exist which constitute a violation of the provisions of Sections 23 or 24 to the License.

For the purposes of this Article 10A, “Traded Means of Control” means Means of Control (as defined in the License) including Global or American Depositary Shares (GDRs or ADRs) or similar certificates, registered for trade on a securities exchange in Israel or abroad or which have been offered to the public in connection with a prospectus, and are held by the public in Israel or abroad.

10A.3.	The provisions of Article 10A shall not apply to those who were Shareholders of the Company on the eve of the first registration of the Company's Shares for trade.

10B.	Required Minimum Holdings

10B.1.
Our License requires that Founding Shareholders hold Shares constituting at least the Minimum Founding Shareholders Holding and that Founding Israeli Shareholders hold Shares constituting at least the Minimum Israeli Holding.

10B.2.
Shares held by Founding Shareholders, to the extent such Shares constitute all or a portion of the Minimum Founding Shareholders Holding, shall be registered directly in the name of the Founding Shareholder in the shareholder register of the Company, with a note indicating that such Shares are “Minimum Founding Shareholders Shares.”  Minimum Founding Shareholders Shares that are held by Founding Israeli Shareholders, to the extent such Shares constitute all or a portion of the Minimum Israeli Holding, shall also be recorded in the shareholder register with a note indicating that such Shares are “Minimum Israeli Holding Shares".

10B.3.
No transfer by a Founding Shareholder of Minimum Founding Shareholder Shares or by a Founding Israeli Shareholder of Minimum Israeli Holding Shares shall be recorded in the Company’s shareholder register, or have any effect, unless the Company’s Secretary shall have received written confirmation from the Ministry of Communications that the transfer complies with section 21.8 of the License.  The Company Secretary may, in his or her discretion, refer any question in connection with the recording of Minimum Founding Shareholders Shares or Minimum Israeli Holding Shares, or their transfer, to the Company’s audit committee whose decision shall be binding on the Company.  As a condition to any transfer of Minimum Founding Shareholders Shares or Minimum Israeli Holding Shares, the transferee shall be required to deliver to the Company’s Secretary (a) a share transfer deed that includes an undertaking by the transferee to comply with all requirements of section 22A of the License and (b) all information requested with respect to the transferee’s qualification as a Founding Shareholder and/or a Founding Israeli Shareholder.

11.	Bearer Share Certificate

The Company shall not issue bearer Share Certificates which grant the bearer rights in the Shares specified therein.

12.	Pledge of Shares

12.1.
The Company shall have a first degree pledge on, and a right to create a lien on, all Shares which are not fully paid and registered in the name of any Shareholder, and the proceeds of their sale, with respect to moneys (which payment time is due or not) whose payment was already called or are to be paid up within a fixed time. Furthermore, the Company shall have a first degree pledge right on all the Shares (other than Shares which were fully paid) registered in the name of any Shareholder to secure the payment of moneys which are due from him or from his property, whether with respect to his own debts or debts jointly with others. The said pledge shall also apply to dividends, declared from time to time, with respect to these Shares.

12.2.
For purposes of the realization of any such pledge and or lien, the Board of Directors is entitled to sell the Shares which are the subject of the pledge or lien, or any part of them, as it deems fit. No sale, as aforesaid, shall be carried out, until the date fixed for the payment has passed and a notice in writing was transferred to same Shareholder with respect to the intention of the Company to sell them, on condition that the amounts were not paid within fourteen days after the notice.

12.3.
The proceeds of any such sale, after deduction for the payment of the sale expenses, shall serve for the covering of the debts or obligations of said Shareholder, and the balance (if any) shall be paid to him.

12.4.
In the event that a sale of Shares was carried out pursuant to the realization of a pledge or a lien, pursuant to the presumptive authority conferred above, the Board of Directors is entitled to register such Shares in the Shareholder Register in favor of the buyer, and the buyer shall not be under the obligation to examine the fitness of such actions or the manner in which the purchase price paid for such Shares was used. After the said Shares are registered in the Shareholder Register in favor of the buyer, no person shall have the right to object to the validity of the sale.

13.	Changes in the Share Capital

The General Meeting is entitled to take any of the following actions at all times, so long as the resolution of the General Meeting is adopted by a Special Majority.

13.1.	Increasing the Share Capital

To increase the share capital of the Company, regardless of whether all the Shares registered at such a time were issued or not. The increased share capital shall be divided into Shares having ordinary rights or preference rights or deferred rights or other special rights (subject to the special rights of an existing class of Shares) or subject to conditions and restrictions with respect to entitlement to dividend, return of capital, voting or other conditions, as may be instructed by the General Meeting in a resolution with respect to the increase of the share capital, and in the absence of a special provision, according to the terms determined by the Board of Directors.

13.2.	Classes of Shares

To divide the share capital of the Company into various classes of Shares, and to set and change the rights attaching to each class of Shares, according to the conditions specified below:

13.2.1.
So long as it was not otherwise set in the Share allotment conditions, the rights of any class may be changed pursuant to a resolution of the General Meeting of the Shareholders of each class of Shares, separately, or upon the written consent of all the Shareholders of all classes.

13.2.2.
The rights conferred on the holders of Shares of a certain class shall not be deemed to have been changed as a result of the creation or allotment of other Shares having identical rights, unless it was otherwise stipulated in the allotment conditions of said Shares.

13.3.	Amalgamation and Redivision of the Share Capital

To amalgamate and redivide the share capital of the Company, entirely or partially, into Shares having a higher or lesser par value than that stated in these Articles of Association. In the event that in consequence of such amalgamation, there are Shareholders left with fractions of Shares, the Board of Directors if approved by the Shareholders at a General Meeting in adopting the resolution for amalgamation of the capital, may agree as follows:

13.3.1.
To sell the total of all the fractional shares and to appoint a trustee for this purpose, in whose name Share Certificates representing the fractions shall be issued, who will sell them, with the proceeds received after the deduction of commissions and expenses to be distributed to those entitled. The Board of Directors shall be entitled to decide that Shareholders who are entitled to proceeds which are below an amount determined by it, shall not receive the proceeds of the sale of the fractional shares, and their share in the proceeds shall be distributed among the Shareholders who are entitled to proceeds, in an amount greater than the amount that was determined, relative to the proceeds to which they are entitled;

13.3.2.
To allot to any Shareholder, who is left with a fractional Share following the amalgamation, Shares of the class of Shares prior to the amalgamation, which are fully paid, in such a number, the amalgamation of which together with the fractional Share shall complete a whole Share, and an allotment as stated shall be viewed as valid shortly before the amalgamation;

13.3.3.
To determine that Shareholders shall not be entitled to receive a Share in exchange for a fractional Share resulting from the amalgamation of a half or smaller fraction of the number of Shares, whose amalgamation creates a single Share, and they shall be entitled to receive a whole Share in exchange for a fractional Share, resulting from the amalgamation of more than a half of the number of Shares, whose amalgamation creates a whole Share.

In the event that an action pursuant to Articles 13.3.2 or 13.3.3 above requires the allotment of additional Shares, their payment shall be effected in a manner similar to that applicable to the payment of Bonus Shares. An amalgamation and redivision, as aforesaid, shall not be regarded as a change in the rights attaching to the Shares which are the subject of the amalgamation and redivision.

13.4.	Cancellation of Unissued Share Capital

To cancel registered share capital which has not yet been allotted, so long as the Company is not under an obligation to allot these Shares.

13.5.	The Division of the Share Capital

To divide the share capital of the Company, entirely or partially, into Shares having a lower par value than those stated in these Articles of Association, by way of dividing the Shares of the Company at such a time, entirely or partially.

13.6.	The provisions specified in this Article 13 shall also apply to other equity Securities of the Company, mutatis mutandis.

Chapter Three - General Meetings

14.	The Authority of the General Meeting

14.1.	Subjects within the authority of the General Meeting

The following matters shall require the approval of the General Meeting:

14.1.1.	Changes in the Articles of Association, if adopted by a Special Majority.

14.1.2.
The exercise of the authority of the Board of Directors, if resolved by a Special Majority that the Board of Directors is incapable of exercising its authority, and that the exercise of any of its authority is essential to the orderly management of the Company.

14.1.3.
The appointment or reappointment of the Company’s auditor, the termination or non-renewal of his service, and to the extent required by Law and not delegated to the Board of Directors, the determination of his fee.

14.1.4.	The appointment of Directors, including external Directors.

14.1.5.
To the extent required by the provisions of Section 255 of the Companies Law, the approval of actions and transactions with interested parties and also the approval of an action or a transaction of an Office Holder which might constitute a breach of the duty of loyalty.

14.1.6.	Changes in the share capital of the Company, if adopted by a Special Majority as set forth in Article 13 above.

14.1.7.	A merger of the Company, as defined in the Companies Law.

14.1.8.	Changes in the objectives of the Company as set forth in Article 4 above, if adopted by a Special Majority.

14.1.9.	Changes in the name of the Company, if adopted by a Special Majority.

14.1.10.	Liquidation, if adopted by a Special Majority.

14.1.11.	Settlements or Arrangements pursuant to Section 350 of the Companies Law.

14.1.12.	Any other matters which applicable Law requires to be dealt with at General Meetings of the Company.

14.2.
The authority of the General Meeting to transfer authorities between corporate organs.

The General Meeting, by a Special Majority, may assume the authority which is given to another corporate organ, and may transfer the authority which is given to the General Manager to the Board of Directors.

The taking or transferring of authorities, as aforesaid, shall be with regard to a specific issue or for a specific period of time not exceeding the required period of time under the circumstances, all as stated in the resolution of the General Meeting.

15.	Kinds of General Meetings

15.1.	Annual Meetings

A General Meeting shall be convened at least once a year, within fifteen months of the last general meeting. The meeting shall be held at the registered offices of the Company, unless otherwise determined by the Board of Directors. These General Meetings shall be referred to as “Annual Meetings”.

15.1.1.	An Annual Meeting shall be convened to discuss the following:

(One)	The Financial Statements and the Report of the Board of Directors, as of December 31st of the calendar year preceding the year of the annual meeting.

(Two)	The Report of the Board of Directors with respect to the fee paid to the Company’s auditor.

15.1.2.	The Annual Meeting shall be convened to also adopt resolutions on the following matters:

(One)	The appointment of Directors and the termination of their office in accordance with Article 23 below.

(Two)	The appointment of an auditor or the renewal of his office, subject to the provisions of Article 29 below.

15.1.3.	The Annual Meeting may discuss, and decide upon, any additional matter on the agenda of such meeting.

15.2.	Extraordinary Meetings

General Meetings of the Shareholders of the Company which are not convened in accordance with the provisions of Article 15.1 above, shall be referred to as “Extraordinary Meetings”. An Extraordinary Meeting shall discuss, and decide upon, any matter  (other than those referred to in Article 15.1.1 or 15.1.2),  for which the Extraordinary Meeting was convened.

15.3.	Class Meetings

The provisions of these Articles of Association with respect to General Meetings shall apply, mutatis mutandis, to meetings of a class of Shareholders of the Company.

16.	The Holding of General Meetings

16.1.	The Convening of the Annual Meeting

The Board of Directors shall convene Annual Meetings in accordance with the provisions of Article 15.1 above.

16.2.	The Convening of an Extraordinary Meeting

The Board of Directors may convene an Extraordinary Meeting, as it decides, provided, however, that it shall be obligated to convene an Extraordinary Meeting upon the demand of one of the following:

16.2.1.	Any two Directors or a quarter of the Directors, whichever is lower; or

16.2.2.
any one or more Shareholders, holding alone or together (i) at least 5% of the issued share capital of the Company and at least 1% of the voting rights of the Company; or (ii) at least 5% of the voting right of the Company.

16.3.	Date of Convening an Extraordinary Meeting Upon Demand

The Board of Directors, which is required to convene a general meeting in accordance with Article 16.2 above shall announce the convening of the General Meeting within twenty-one (21) days from the receipt of a demand in that respect, and the date fixed for the meeting shall not be more than thirty-five (35) days from the publication date of the announcement of the General Meeting.

In the event that the Board of Directors shall not have convened an Extraordinary Meeting, as required in this Article, those demanding its convening or half of the Shareholders which demand it subject to Article 16.2.2, are entitled to convene the meeting themselves, so long as it is convened within three months from the date on which the demand was filed, and it shall be convened, inasmuch as possible, in the same manner by which meetings are convened by the Board of Directors. In the event that a General Meeting is convened as aforesaid, the Company shall bear the reasonable costs and expenses incurred by those demanding it.

16.4.	Notice of Convening a General Meeting

Notice of a General Meeting shall be sent to each registered Shareholder in the Shareholders Register of the Company as of the Record Date set by the Board of Directors for that meeting, no later than five (5) days after that Record Date, unless a different notice time is required by Law and cannot be altered or waived in the Company’s Articles of Association.

A General Meeting may be convened following a shorter notice period, if the written consent of all the Shareholders who are entitled at such time to receive notices has been obtained. A waiver by a Shareholder can also be made in writing after the fact and even after the convening of the General Meeting.

16.5.	Contents of the Notice

Subject to the provisions of any Law, a notice with respect to a general meeting shall specify the agenda of the meeting, the location, the proposed resolutions and also the arrangements for voting by means of a Deed of Vote or a Deed of Authorization, and the requirements of Article 10A.2.1.

Any notice to be sent to the Shareholders registered in the Shareholders Register shall also include a draft of the proposed resolutions or a concise description of their particulars.

17.	The Agenda of General Meetings

17.1.
The agenda of the General Meeting shall be determined by the Board of Directors and shall also include issues for which an Extraordinary Meeting is being convened in accordance with Article 15.2 above, or demanded in accordance with Article 17.2 below.

17.2.
One or more Shareholders holding alone or in the aggregate, one percent or more of the share capital of the Company may request that the Board of Directors include an issue on the agenda of a general meeting to be convened in the future. The Board of Directors shall incorporate such issue on the agenda of such a future general meeting, provided that the Board of Directors determines, in its discretion, such issue is suitable to be discussed in the General Meeting of the Company.

17.3.	The General Meeting shall only adopt resolutions on issues which are on its agenda.

17.4.
So long as it is not otherwise prescribed by Law, the General Meeting is entitled to accept or reject a proposed resolution which is on the agenda of the General Meeting, the draft or concise description of the particulars of which were published by the Company, including slight alterations, however, it is not entitled to take a resolution, which is materially different than the proposed resolution, unless permitted under applicable Law.

18.	Discussions in General Meetings

18.1.	Quorum

No discussion shall be held in the General Meeting unless a lawful quorum is present.  Subject to the requirements of the applicable Law in force at the time these Articles of Association come into force, the Nasdaq Corporate Governance Rules and any other exchange on which the Company’s securities are or may become quoted or listed, and the provisions of these Articles, any two Shareholders, present by themselves or by means of a proxy, or who have delivered to the Company a Deed of Voting indicating their manner of voting, and who hold or represent at least one-third of the voting rights in the Company shall constitute a lawful quorum. A Shareholder or his proxy, who may also serve as a proxy for other Shareholders, shall be regarded as two Shareholders or more, in accordance with the number of Shareholders he is representing.

18.2.	Deferral of the General Meeting in the Absence of Lawful Quorum

In the event that a legal quorum is not present after the lapsing of 30 minutes from the time specified in the convening notice for the commencement of the meeting, the meeting may be adjourned to the same day of the following week (or the first business day thereafter) at the same time and venue, or to another time and venue, as determined by the Board of Directors in a notice to the Shareholders, and the adjourned meeting shall discuss the same issues for which the original meeting was convened. If at the adjourned meeting, a legal quorum is not present after the lapsing of 30 minutes from the time specified for the commencement of the meeting, then and in such event one or more Shareholders holding or representing in the aggregate at least 10% of the voting rights in the Company, shall be deemed to form a proper quorum, except as specified in Section 79(b) of the Companies Law.

18.3.	The Chairman of the General Meeting

The chairman of the Board of Directors (if appointed) shall preside at each General Meeting. In the absence of the chairman, or if he fails to appear at the meeting within 15 minutes after the time fixed for the meeting, the Shareholders present at the meeting shall choose any one of the Directors of the Company as the chairman, and if there is no Director present at the meeting, one of the Shareholders shall be chosen to preside over the meeting. The chairman shall not have an additional vote or casting vote.

18.4.	Adjourned Meeting

18.4.1.
Upon adoption of a resolution at a General Meeting at which a lawful quorum is present, the chairman may, and upon demand of the General Meeting shall, adjourn the General Meeting, the discussion or the adoption of a resolution on an issue detailed on the Agenda, from time to time and from venue to venue, as the meeting may decide (for the purpose of this Article: an “Adjourned Meeting”).

18.4.2.
In the event that a meeting is adjourned for more than twenty one days, a notice of the Adjourned Meeting shall be given in the same manner as the notice of the original meeting. With the exception of the aforesaid, a Shareholder shall not be entitled to receive notice of an Adjourned Meeting or of the issues which are to be discussed in the Adjourned Meeting. The Adjourned Meeting shall only discuss issues that were on the Agenda of the General Meeting which was adjourned with respect to which no resolution was adopted. The provisions of Articles 17.1, 17.2 and 17.3 of the Articles of Association shall apply to an Adjourned Meeting.

19.	Voting of the Shareholders

19.1.	Resolutions

In any General Meeting, a proposed resolution shall be adopted if it receives an Ordinary Majority, or any other majority of votes set by Law or in accordance with these Articles of Association. For the avoidance of doubt, any proposed resolution requiring a Special Majority under the Companies Ordinance shall continue to require the same Special Majority even after the effective date of the Companies Law.

In the event of a tie vote, the resolution shall be deemed rejected.

19.2.	Checking Majority

19.2.1.
The checking of the majority shall be carried out by means of a count of votes, at which each Shareholder shall be entitled to vote in each case in accordance with rights fixed for such Shares, subject to Articles 10A above and Article 44 below. A Shareholder shall be entitled to a single vote for each share he holds which is fully paid or that Calls of Payment in respect of which was fully paid.

19.2.2.	The announcement of the chairman that a resolution in the General Meeting was adopted or rejected, whether unanimously or with a specific majority, shall be regarded as prima facie evidence thereof.

19.3.	Written Resolutions

Subject to the provisions of applicable Law, a written resolution signed by all of the Shareholders of the Company holding Shares which entitle their holders to participate in General Meetings of the Company and vote therein, or of the same class of Shares to which the resolution refers, as the case may be, shall be regarded as a valid resolution for all purposes, and as a resolution adopted at a General Meeting of the Company or at a class meeting of the relevant class of Shares, as the case may be, which was properly summoned and convened, for the purpose of adopting such a resolution.

Such a resolution could be stated in several copies of the same document, each of them signed by one Shareholder or by several Shareholders.

19.4.	Record Date For Participation and Voting

The Record Date shall be set by the Board of Directors, or by a person or persons authorized by the Board of Directors, in accordance with applicable Law.

19.5.	A Right to Participate and Vote

A Shareholder shall not be entitled to participate and vote in any General Meeting or to be counted among those present, so long as (i) he owes the Company a payment which was called for the Shares held by him, unless the allotment conditions of the Shares provide otherwise, and/or (ii) his holdings are registered in the Shareholder Register together with a notation that such holdings have been classified as Exceptional Holdings, as defined in Article 10A or Affected Shares, as defined in Article 44.

19.6.	Personal Interest in Resolutions

A Shareholder seeking to vote with respect to a resolution which requires that the majority for its adoption include at least a specified majority of the votes of all those not having a personal interest (as defined in the Companies Law) in the resolution shall notify the registered office of the Company at least seventy two hours prior to the time of the General Meeting, whether he has a personal interest in the resolution or not, as a condition for his right to vote and be counted with respect to such resolution.

A Shareholder voting on a resolution, as aforesaid, by means of a Deed of Vote, may include his notice with regard to his personal interest on the Deed of Vote.

19.7.	The Disqualification of Deeds of Vote and Deed of Authorization

Subject to the provisions of applicable Law, the corporate secretary of the Company may, in his discretion, disqualify Deeds of Vote and Deeds of Authorization and so notify the Shareholder registered in the Shareholders Register who submitted a Deed of Vote or Deeds of Authorization in the following cases:

19.7.1.	If there is a reasonable suspicion that they are forged;

19.7.2.	If there is a reasonable suspicion that they are falsified, or given with respect to Shares for which one or more Deeds of Vote or Deeds of Authorization have been given and not withdrawn; or

19.7.3.
If there is no note on the Deed of Vote or Deed of Authorization as to whether or not his holding in the Company or his vote require the consent of the Minister of Communications pursuant to Sections 21 and 23 to the License.

19.7.4.	With respect to Deeds of Vote:

(One)	If more than one choice is marked for the same resolution; or

(Two)
With respect to resolutions which require that the majority for their adoption includes a specified majority of the votes of those not having a personal interest in the approval of the resolution, where it was not marked whether the relevant Shareholder has a personal interest or not, as aforesaid.

Any Shareholder registered in the Shareholders Register shall be entitled to appeal on any such disqualification to the Board of Directors at least one business day prior to the relevant General Meeting.

19.8.	The Voting of a Person without Legal Capacity

A person without legal capacity is entitled to vote only by means of a trustee or a legal custodian.

19.9.	The Voting of Joint Holders of a Share

Where two or more Shareholders registered in the Shareholders Register are registered joint holders of a Share, only the first named joint holder shall vote, without taking into account the other registered joint holders of the Share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholder Register.

19.10.	Minutes of the General Meeting

The chairman of the General Meeting shall cause that the minutes of each General Meeting shall be properly maintained and shall include the following:

19.10.1.	The name of each Shareholder registered in the Shareholders Register present in person, by Deed of Vote or by proxy and the number of Shares held or represented by him;

19.10.2.	The principal issues of the discussion, all the resolutions which were adopted or rejected at the General Meeting, and if adopted - according to what majority.

20.	The Appointment of a Proxy

20.1.	Voting by Means of a Proxy

A Shareholder registered in the Shareholder Register is entitled to appoint by deed of authorization ("Deed of Authorization") a proxy to participate and vote in his stead, whether at a certain General Meeting or generally at General Meetings of the Company, whether personally or by means of a Deed of Vote, so long as the Deed of Authorization with respect to the appointment of the proxy was delivered to the Company at least seventy two hours prior to the time of the General Meeting.

In the event that the Deed of Authorization is not limited to a certain General Meeting, then the Deed of Authorization, which was deposited prior to a certain General Meeting, shall also be good for other General Meetings thereafter. This Article 20 shall also apply to a Shareholder which is a corporation, appointing a person to participate and vote in a General Meeting in its stead. A proxy is not required to be a Shareholder of the Company.

20.2.	The Draft of the Deed of Authorization

The Deed of Authorization shall be signed by the Shareholder and shall be in or substantially in the form specified below or any such other form acceptable to the Board of Directors of the Company. The corporate secretary, in his discretion, may accept a Deed of Authorization differing from that set forth below provided the changes are immaterial.

Without limiting the generality of the foregoing, the Company may send to the Shareholders prior to any General Meeting, a form of Deed of Authorization (approved by the corporate secretary) enabling shareholders to authorize specified persons to vote on the issues on the Agenda of such Meeting in accordance with the shareholders’ instructions.

The corporate secretary shall only accept either an original Deed of Authorization, or a copy of the Deed of Authorization which is certified as an original copy by a lawyer having an Israeli license or a notary.

Deed  of Authorization

Date: ________
To:	Partner Communications Company Ltd.
Attn.:	Corporate Secretary

Re: [Annual/Extraordinary] General Meeting of the Company
to be Held On __________________

I, the undersigned _________________, Identification No. / Registration No. _____________, of ________________, being the registered holder of ________1 Shares [Ordinary Shares having a par value of NIS 0.01, each], hereby authorize ___________, Identification No. ___________ 2 and/or ___________, Identification No. ___________ and/or ___________, Identification No. ___________ to participate and vote in my stead and on my behalf at the referenced meeting and in any adjournment of the referenced meeting of the Company / at any General Meeting of the Company, until I shall otherwise notify you.

I declare and detail in the designated space below whether I have a Personal Interest3 in the pertinent resolution on the agenda: 4

Item No.	Subject of the Resolution	Yes5	No

Regarding the pertinent resolutions, why do I have a “Personal Interest” in the resolution?    ______________________________________________________________________________________________________________________________________________________

1 A shareholder is entitled to give several Deeds of Authorization, each of which refers to a different quantity of Shares of the Company held by him, so long as he shall not give Deeds of Authorization with respect to an aggregate number of Shares exceeding the total number he holds.
2 In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country which issued the passport.
3 The shareholder needs to provide details regarding the nature of the personal interest in the resolution, at the designated space after the table. “Personal Interest” is defined in Section 1 of the Companies Law as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of said person's relative and of another entity in which said person or said person's relative is an interested party, excluding a personal interest that stems from the fact of holding shares in the company, including, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not.
4 If an X is not marked in either column, or if an X is marked in the "Yes" column for the pertinent item and the shareholder does not provide details, the authorization (and the vote thereunder) in respect of this item shall be disqualified.
5 The shareholder is required to provide details at the designated space below regarding the shareholder’s "Personal Interest" (with respect to the pertinent items).

I declare the following6:

•
I, the undersigned, hereby declare that either my holdings or my vote requires the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”).

•
I, the undersigned, hereby declare that neither my holdings nor my vote, require the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the License.

-----------------------
Signature

    Date: _____________

Name (print):_______________ Title:________________

20.3.
A vote in accordance with a Deed of Authorization shall be lawful even if prior to it, the appointer died or became incapacitated or bankrupt, or if it is a corporation – was liquidated, or if he cancelled the Deed of Authorization or transferred the Share in respect of which it was given, unless a notice in writing was received at the Office of the Company prior to the meeting with respect to the occurrence of such an event.

21.	Deed of Vote, Voting Via the Internet

21.1.
A Shareholder may vote in a General Meeting by means of a Deed of Vote (ktav hatba’ah) on any issue for which voting by Deed of Vote is required to be offered under applicable Law and on any other issue for which the Board of Directors has approved voting by Deed of Vote, either generally or specifically.  The form of the Deed of Vote shall be set by the corporate secretary or any one so authorized by the Board of Directors and may include additional matters, as determined by the corporate secretary or such authorized person.

 6 If an X is not marked in either box, or if an X is marked in both boxes, this Deed of Authorization shall be disqualified. In the event that the shareholder is an “Interested Party,” as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Authorization should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

21.2.	The Board of Directors may authorize Shareholder voting in a General Meeting via the Internet, subject to any applicable Law.

Chapter Four - The Board of Directors

22.	The Authority of the Board of Directors

22.1.	The authority of the Board of Directors is as specified both in the Law and in the provisions of these Articles of Association.

22.2.	Signature Authority and Powers of Attorney

22.2.1.
The Board of Directors shall determine the person(s) with authority to sign for and on behalf of the Company with respect to various issues. The signature of such person(s), appointed from time to time by the Board of Directors, whether generally or for a specific issue, whether alone or together with others, or together with the seal or the stamp of the Company or its printed name, shall bind the Company, subject to the terms and conditions set by the Board of Directors.

22.2.2.	The Board of Directors may set separate signature authorities with respect to different issues and different amounts.

The Board of Directors may, from time to time, authorize any person to be the representative of the Company with respect to those objectives and subject to those conditions and for that time period, as the Board of Directors deems fit. The Board of Directors may also grant any representative the authority to delegate any or all of the authorities, powers and discretion given to the Board of Directors.

22.3.	The Registered Office of the Company

The Board of Directors shall fix the location of the registered office of the Company.

23.	The Appointment of Directors and the Termination of Their Office

23.1.	The Number of Directors

The number of Directors in the Company shall not be less than seven (7) or more than seventeen (17).

23.2.	The Identity of a Director

23.2.1.	A member of the Board of Directors may hold another position with the Company.

23.2.2.	Intentionally Deleted

23.2.3.	Without derogating from the other provisions of these Articles of Association, a member of the Board of Directors shall comply with the provisions of Article 45 below.

23.2.4.
The Board of Directors shall include independent and/or external Directors required to comply with the applicable requirements of any Law, the Nasdaq Corporate Governance Rules and any other investment exchange on which the securities of the Company are or may become quoted or listed. The requirements of the Companies Law applicable to an external Director (Dahatz) shall prevail over the provisions of these Articles of Association to the extent these Articles of Associations are inconsistent with the Companies Law, and shall apply to the extent these Articles of Associations are silent.

23.2.5.
At least 10% of the members of the Board of Directors of the Company shall be comprised of Qualified Israeli Directors.  Notwithstanding the above, if the board is comprised of up to 14 members, one Qualified Israeli Director shall be sufficient, and if the board is comprised of between 15 and 24 members, two Qualified Israeli Directors shall be sufficient.

23.2.6.
Notwithstanding any other provision of these Articles, a Qualified Israeli Director shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company’s company secretary of his or her appointment or removal by Founding Israeli Shareholders in the following manner:

23.2.6.1.
In the event of receipt of such notice signed by at least two of the Founding Israeli Shareholders who are the record holders of more than 50% of Minimum Israeli Holding Shares, the person proposed thereby shall be appointed or removed (as the case will be) as the Qualified Israeli Director (without a need for a further notice).

23.2.6.2.
In the event that no notice signed by at least two of the Founding Israeli Shareholders who are the record holders of more than 50% of Minimum Israeli Holding Shares is so received, the Qualified Israeli Director shall be appointed by a notice signed by at least two of the Founding Israeli Shareholders, who hold in the aggregate the highest number of Minimum Israeli Holding Shares among the Founding Israeli Shareholders who sent such notices, as follows:

23.2.6.2.1
In the event that the Company so receives a notice proposing a person as a Qualified Israeli Director (the “Proposed Director”) signed by at least two of the Founding Israeli Shareholders who are not the record holders of more than 50% of Minimum Israeli Holding Shares, the Company shall send a notice (the “Company Notice”) regarding that Proposed Director to all the Founding Israeli Shareholders. Any Founding Israeli Shareholder may, within seven Business Days from receipt of the Company Notice, support the Proposed Director or propose an alternative person as the Qualified Israeli Director (an “Alternative Director”).

23.2.6.2.2
In the event that by the end of such seven Business Days period, the Company receives written notices supporting the Proposed Director, signed by at least two of the Founding Israeli Shareholders (for the avoidance of doubt, including in this Article 23.2 the shareholders who originally proposed such person), who are the record holders of more than 50% of Minimum Israeli Holding Shares, the Proposed Director shall be appointed as the Qualified Israeli Director (even if an Alternative Director was proposed).

23.2.6.2.3
In the event that by the end of such seven Business Days period, the Company receives written notices supporting the Proposed Director, signed by at least two of the Founding Israeli Shareholders, who are not the record holders of more than 50% of Minimum Israeli Holding Shares, and no Alternative Director was proposed, the Proposed Director shall be appointed as the Qualified Israeli Director.

23.2.6.2.4
In the event that by the end of such seven Business Days period, the Company receives written notices supporting the Proposed Director, signed by at least two of the Founding Israeli Shareholders, who are not the record holders of more than 50% of Minimum Israeli Holding Shares, and an Alternative Director was proposed by at least two of the Founding Israeli Shareholders, the Company shall send another notice (the “Second Company Notice”) regarding the Proposed Director and the Alternative Director(s) to all the Founding Israeli Shareholders. Any Founding Israeli Shareholder may, within seven Business Days from receipt of the Second Company Notice, support one person of the Proposed Director or the Alternative Director(s) so proposed for appointment as a Qualified Israeli Director. At the end of such (second) seven Business Days period, the person (among the persons included in the Second Company Notice), who’s appointment was supported by written notices, signed by at least two of the Founding Israeli Shareholders, who are record holders holding in the aggregate the highest number of Minimum Israeli Holding Shares among the Founding Israeli Shareholders who sent such notices (as compared to any other person so proposed) shall be appointed as the Qualified Israeli Director.

23.2.6.3.
Notwithstanding the foregoing in this Article 23.2.6, any Founding Israeli Shareholder (i) who is an Interested Party (as defined in the License) in a Competing MRT Operator (as defined in the License) of the Company, (ii) in which a Competing MRT Operator of the Company is an Interested Party, or (iii) an Interested Party therein is also an Interested Party in a Competing MRT Operator of the Company, shall not participate  in any appointment or replacement process of a Qualified Israeli Director, by providing notices under this Article 23.2.6 or otherwise.

23.3.	The Election of Directors and their Terms of Office

23.3.1.
The Directors shall be elected at each Annual Meeting and shall serve in office until the close of the next Annual Meeting, unless their office becomes vacant earlier in accordance with the provisions of these Articles of Association.  Each Director of the Company shall be elected by an Ordinary Majority at the Annual Meeting; provided, however, that external Directors shall be elected in accordance with applicable law and/or any relevant stock exchange rule applicable to the Company. The elected Directors shall commence their terms from the close of the Annual Meeting at which they are elected, unless a later date is stated in the resolution with respect to their appointment.  Election of Directors shall not be conducted by separate vote on each candidate, unless so determined by the Board of Directors.

23.3.2.
In each Annual Meeting, the Directors that were elected in the previous Annual Meeting, and thereafter, in any Extraordinary Meeting shall be deemed to have resigned from their office. A resigning Director may be reelected.

23.3.3.
Notwithstanding the other provisions of these Articles of Association and without derogating from Article 23.4, an Extraordinary Meeting of the Company may elect any person as a Director, to fill an office which became vacant, or to serve as an additional member to the then existing Board of Directors, or to serve as an external Director (Dahatz) or an independent Director and also in any event in which the number of the members of the Board of Directors is less than the minimum set in the Articles of Association provided that the maximum number of Directors permitted under Article 23.1 is not exceeded. Any Director elected in such manner (excluding an external Director (Dahatz) shall serve in office until the coming Annual Meeting, unless his office becomes vacant earlier in accordance with the provisions of these Articles of Association and may be reelected.

23.3.4.
An elected external Director (Dahatz) shall commence his term from the close of the General Meeting at which he is elected, unless a later date is stated in the resolution with respect to his appointment, and shall serve for the period in accordance with the provisions of the Companies Law, notwithstanding Article 23.3 above, unless his office becomes vacant earlier in accordance with the provisions of the Companies Law. A General Meeting may reelect an external Director (Dahatz) for additional term(s) as permitted by the Companies Law and the Companies Regulations.

23.4.	The election of Directors by the Board of Directors

The Board of Directors shall have the right, at all times, upon approval of at least an Ordinary Majority of the Directors of the Company, to elect any person as a Director, to fill an office which became vacant, or to serve as an additional member to the then existing Board of Directors provided that the maximum number of Directors permitted under Article 23.1 is not exceeded. Any Director elected in such manner shall serve in office until the coming Annual Meeting and may be reelected.

23.5.	Alternate Director

Any Director may, from time to time, appoint for himself an alternate Director (hereinafter: the “Alternate Director”), dismiss such Alternate Director and also appoint another Alternate Director instead of any Alternate Director, whose office becomes vacant, due to whatever cause, whether for a certain meeting or generally. Anyone who is not qualified to be appointed as a Director and also anyone serving as a Director or as an existing Alternate Director shall not serve as an Alternate Director.

23.6.	Intentionally Deleted

23.7.	Manner of Appointment or Dismissal of an Alternate Director

Any appointment or dismissal of Alternate Directors, shall be made by means of an advance notice in writing to the corporate secretary, at least 48 hours before the first meeting in which the Alternate Director wishes to participate, signed by the appointing or dismissing body and shall become valid upon the date indicated in the appointment or dismissal notice or upon the date of its delivery to the corporate secretary, whichever is the later, as long as the Alternate Director is qualified to serve as such. The Alternate Director should provide the Company with a declaration regarding his qualifications to serve as a director in the Company, in a form acceptable to the Company Secretary, at least 24 hours before the first meeting in which the Alternate Director wishes to participate.

23.8.	Miscellaneous Provisions with Respect to Alternate Directors

23.8.1.	Intentionally Deleted

23.8.2.	Intentionally Deleted

23.8.3.
An Alternate Director shall have all the authority of the Director for whom he is serving as an Alternate Director, with the exception of the authority to vote in meetings at which the Director is present in person.

23.8.4.	The office of an Alternate Director shall automatically become vacant, if the office of the Director for whom he is serving as an Alternate Director becomes vacant.

23.9.	Termination of the Term of a Director

The term of a Director shall be terminated in any of the following cases:

23.9.1.	If he resigns from his office by way of a signed letter, filed with the corporate secretary at the Company’s Office;

23.9.2.	If he is declared bankrupt or if he reaches a settlement with his creditors within the framework of bankruptcy procedures;

23.9.3.	If he is declared by an appropriate court to be incapacitated or convicted out of Israel as stated in Section 233(2) of the Companies Law;

23.9.4.	Upon his death;

23.9.5.	If he is removed from his office by way of a resolution, adopted by the General Meeting of the Company, even prior to the completion of his term of office;

23.9.6.	At the time of giving notice of conviction of a crime, as stated in Section 232 of the Companies Law;

23.9.7.	If his term is terminated by the Board of Directors in accordance with the provisions of Section 231 of the Companies Law;

23.9.8.
If his term is terminated by the Board of Directors in case the Board of Directors concludes that the office of such Director is in violation to the provisions of the License or any other telecommunications license granted to the Company or to any of its subsidiaries or to any other entity it controls;

23.9.9.	At the time of giving notice of imposition of enforcement measures pursuant to section 232A of the Companies Law; or

23.9.10.	At the time of giving notice pursuant to section 227A or 245A of the Companies Law.

23.10.	The Implications on the Board of Directors of the Termination of the Term of a Director.

In the event that an office of a Director becomes vacant, the remaining Directors are entitled to continue operating, so long as their number has not decreased below the minimum number of Directors set forth in Article 23.1.

In the event that the number of Directors decreased below that minimum number, the remaining Directors shall be entitled to act solely for the convening of a General Meeting of the Company for the purpose of electing additional Directors to the Board of Directors.

23.11.	Compensation of Members of the Board of Directors

Members of the Board of Directors who do not hold other positions in the Company and who are not external Directors shall not receive any compensation from the Company, unless such compensation is approved by the General Meeting and according to the amount determined by the General Meeting, subject to the provisions of the Law.

The compensation of the Directors may be fixed, as an all-inclusive payment or as payment for participation in meetings or in any combination thereof.

The Company may reimburse expenses incurred by a Director in connection with the performance of his office, to the extent provided in a resolution of the Board of Directors.

24.	Actions of Directors

24.1.	Convening Meetings of the Board of Directors

24.1.1.	The chairman of the Board of Directors may convene a meeting of the Board of Directors at any time.

24.1.2.
The chairman of the Board of Directors shall convene a meeting of the Board of Directors at least four times a year, in a manner allowing the Company to fulfill the provisions of the Law with respect to the publication of Financial Statements and reporting to the public.

24.1.3.
The chairman of the Board of Directors shall convene a meeting of the Board of Directors on a specific issue if requested by at least two Directors or one Director, if he is an external Director, within no more than 14 days from the date of the request.

24.1.4.
The chairman of the Board of Directors shall act forthwith for the convening of a meeting of the Board of Directors, within 14 days from the time that a Director in the Company has informed him of a matter related to the Company in which there is an apparent violation of the Law or a breach of proper management of the business, or from the time that the auditor of the Company has reported to him that he had become aware of material flaws in the accounting oversight of the Company.

24.1.5.
In the event that a notice or a report of the General Manager requires an action of the Board of Directors, the chairman of the Board of Directors shall forthwith convene a meeting of the Board of Directors, which should be held within 14 days from the date of the notice or the report.

24.2.	Convening of a Meeting of the Board of Directors

24.2.1.
Any notice with respect to a meeting of the Board of Directors may be given in writing, so long as the notice is given a reasonable time  prior to the date fixed for the meeting, unless  a majority of the members of the Board of Directors or their Alternate Directors agree on a shorter time period or, in urgent matters, that no notice will be given. A notice, as stated, shall be delivered in writing or transmitted via facsimile or E-mail or through another means of communication, to the address or facsimile number or to the E-mail address or to an address where messages can be delivered through other means of communication, as the case may be, as the Director informed the corporate secretary, upon his appointment, or by means of a written notice to the corporate secretary thereafter.

A notice, which was delivered or transmitted, as provided in this Article, shall be deemed to be personally delivered to the Director on its delivery date.

24.2.2.
In the event that a Director appointed an Alternate Director , the notice shall be delivered to the Alternate Director, unless the Director instructed that the notice should be delivered to him as well.

24.2.3.
The notice shall include the venue, date and time of the meeting of the Board of Directors, arrangements with respect to the manner of management of the meeting (in cases where telecommunications are used), the details of the issues on its agenda and any other material that the chairman of the Board of Directors requests be attached to the summoning notice with respect to the meeting.

24.3.	The Agenda of Meetings of Board of Directors

The agenda of meetings of the Board of Directors shall be determined by the chairman of the Board of Directors and shall include the following issues:

24.3.1.	Issues determined by the chairman of the Board of Directors.

24.3.2.	Issues for which the meeting is convened in accordance with Article 24.1 above.

24.3.3.	Any issue requested by a Director or by the General Manager within a reasonable time prior to the date of the meeting of the Board of Directors (taking into account the nature of the issue).

24.4.	Quorum

The quorum for meetings of the Board of Directors shall be a majority of the Directors, which must include at least one external Director.

24.5.	Conducting a Meeting Through Means of Communication

The Board of Directors may conduct a meeting of the Board of Directors through the use of any means of communications, provided all of the participating Directors can hear each other simultaneously.

24.6.	Voting in the Board of Directors

Subject to Article 44, issues presented at meetings of the Board of Directors shall be decided upon by a majority of the votes of the Directors present (or participating, in the case of a vote through a permitted means of communications) and voting, subject to the provisions of Article 23.8 above, with respect to Alternate Directors.

Each Director shall have a single vote.

24.7.	Written Resolutions

A written resolution signed by all the Directors shall be deemed as a resolution lawfully adopted at a meeting of the Board of Directors. Such a resolution may be made in several copies of the same Document, each of them signed by one Director or by several Directors. Such a resolution may be adopted by signature of only a portion of the Directors, if all of the Directors who have not signed the resolution were not entitled to participate in the discussion and to vote on such resolution in accordance with any Law whatsoever, so long as they confirm in writing that they are aware of the intention to adopt such a resolution.

24.8.	Resolutions Approved by Means of Communications

A resolution approved by use of a means of communications by the Directors shall be deemed to be a resolution lawfully adopted at a meeting of the Board of Directors, and the provisions of Article 24.6 above shall apply to the said resolution.

24.9.	The Validity of Actions of the Directors

All actions taken in good faith in a meeting of the Board of Directors or by a committee of the Board of Directors or by any person acting as a Director shall be valid, even if it subsequently transpires that there was a flaw in the appointment of such a Director or person acting as such, or if any of them were disqualified, as if any such person was lawfully appointed and was qualified to serve as a Director.

24.10.	Minutes of Meetings of the Board of Directors

The chairman of the Board of Directors shall cause that the minutes of meetings of the Board of Directors shall be properly maintained and shall include the following:

24.10.1.	Names of those present and participating at each meeting.

24.10.2.	All the resolutions and particulars of the discussion of said meetings.

Any such minutes signed by the chairman of the Board of Directors presiding over that meeting or by the chairman of the Board of Directors at the following meeting, shall be viewed as prima facie evidence of the issues recorded in the minutes.

25.	Committees of the Board of Directors

25.1.
Subject to the provisions of the Companies Law, the Board of Directors may delegate its authorities or any part of them to committees, as they deem fit, and they may from time to time cancel the delegation of such an authority. Any such committee, while utilizing an authority as stated, is obligated to fulfill all of the instructions given to it from time to time by the Board of Directors.

25.2.
Subject to the provisions of the Companies Law, each committee of the Board of Directors shall consist of at least two Directors, which shall include at least one external Director, and it may include members who are not Directors, with the exception of the audit committee which shall consist of at least three (3) Directors, including all of the external Directors of the Company,  and the majority of members who are independent Directors ("bilti taluy") as defined in the Companies Law.

25.3.
The provisions with respect to meetings of the Board of Directors shall apply to the meetings and discussions of each committee of the Board of Directors, with the appropriate changes, provided that no other terms are set by the Board of Directors in this matter, and provided that the lawful quorum for the meetings of the committee, as stated, shall be at least a majority of the members of the committee, unless otherwise required by Law. The lawful quorum for meetings of the audit committee shall be at least a majority of the members of the committee, provided, that the majority of the present Directors are independent Directors and at least one of them is an external Director.

25.4.
Decisions or recommendations of a committee of the Board of Directors that require approval of the Board of Directors, will be brought to the attention of the Directors a reasonable time before the Board of Directors' discussion.

25A.	Committee for Security Matters

25A.1.
Notwithstanding any other provision in these Articles, the Board of Directors shall appoint from among its members who have security clearance and security compatibility to be determined by the General Security Service (“Directors with Clearance”) a committee to be designated the “Committee for Security Matters”.  The members of the Committee for Security Matters shall include at least four (4) Directors with Clearance including at least one external Director.  Subject to section 25A.2 below, security matters shall be considered only in the context of the Committee for Security Matters.  Any decision of, or action by the Committee for Security Matters shall have the same effect as if it had been made or taken by the Board of Directors.  The Board of Directors shall consider a security matter only if required pursuant to section 25A.2 below, and subject to the terms of that section.  For purposes of this section 25A, “security matters” shall be defined in the same manner as defined in the Bezeq Order (Determination of Essential Service Provided by Bezeq-The Israeli Telecommunications Company Ltd.), 1997, as of March 9, 2005.

25A.2.
Security matters which the audit committee or Board of Directors shall be required to consider in accordance with the mandatory rules of the Companies Law or other Law applicable to the Company, shall be considered to the extent necessary only by Directors with Clearance.  Other Directors shall not be entitled to participate in meetings of the audit committee or Board of Directors dealing with security matters, or to receive information or documents related to these matters. A quorum for these meetings shall include only Directors with Clearance.

25A.3.
Any Office Holder of the Company who would otherwise be required to receive information or participate in meetings by virtue of his or her position or these Articles or any Law, but who is prevented from doing so by the provisions of this Article 25A, will be released from any liability for any claim of breach of duty of care to the Company which results from her or his inability to receive information or participate in meetings, and the Company shall indemnify any such Office Holder or other officers and hold her or him harmless to the maximum extent permitted by law for any injury or damage she or he incurs as a result of the inability to receive such information or participate in such meetings.

25A.4.
The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to any other corporate body in the Company with respect to security matters.

25A.5.	(1)
The Minister of Communications shall be entitled to appoint an observer (the “Security Observer”) to all meetings of the Board of Directors and its committees. The Security Observer shall have the security clearance and security compatibility to be determined by the General Security Service.

(2)	The Security Observer shall be an employee of the State of Israel qualified to serve as a director pursuant to Chapter C of the Government Companies Law, 1975.

(3)
In addition to any other obligations under Law, the Security Observer shall be bound to preserve the confidentiality of information relating to the Company, except as required to fulfill his responsibilities as an observer.  The Security Observer will not act as an observer or in any other position at a competitor of the Company, and will avoid a conflict between his position as an observer and the interests of the Company.  The Security Observer shall undertake not to serve as an observer or officer or director, and not serve in any other capacity or be employed, directly or indirectly, by any entity competing with the Company or in a position of conflict of interest with the Company during the period of his service as the Security Observer and for two years after termination of such period.

(4)
Notices of meetings of the Board of Directors and its committees, including of the Committee for Security Matters, shall be delivered to the Security Observer, and he shall be entitled to participate in each such meeting.

(5)
The Security Observer shall have the same right to obtain information from the Company as that of a Director.  If the Company believes that specific information requested is commercially sensitive and not required by the Security Observer for fulfillment of his duties, the Company may delay delivery of the information upon notice to the Security Observer.  If the Security Observer still believes the information is needed for his duties, the matter shall be brought for decision to the head of the General Security Service.

(6)
If the Security Observer believes that the Company has made a decision, or is about to make a decision, in a security matter, which conflicts with a provision of the License or section 13 of the Communications Law (Telecommunications and Broadcasting), 1982 or section 11 of the General Security Service Law, 2002, he shall promptly notify the Company in writing.  Said notice shall be delivered to the chairman of the Board of Directors and chairman of the Committee for Security Matters and shall provide an appropriate defined period of time, in light of the circumstances, in which the Company shall be required to correct the violation or change the decision, to the extent possible.

25B.	Approval of Certain Related Party Transactions

A transaction of the type described in Section 270(1) of the Companies Law; i.e., a transaction with an Office Holder or a transaction in which an Office Holder has a personal interest (as specified in Section 270(1)), provided that such transactions are in the Company's ordinary course of business, are on market terms and are not likely to substantially influence the profitability of the Company, its assets or its liabilities, may be approved by the audit committee, without the need for Board of Director's approval, or by the Board of Directors, subject to any applicable Law and any relevant stock exchange rule applicable to the Company.

26.	Chairman of the Board of Directors

26.1.	Appointment

26.1.1.	The Board of Directors shall choose one of its members to serve as the chairman of the Board of Directors, and shall set in the appointing resolution the term for his service.

26.1.2.
The chairman of the Board of Directors shall serve until the earlier of (i) the date or time provided in the appointing resolution; (ii) election of a substitute chairman by the Board of Directors; (iii) resignation of the chairman from his position as chairman; or (iv) cessation of the chairman’s service as a Director.

26.1.3.
In the event that the chairman of the Board of Directors ceases to serve as chairman, the Board of Directors in its first meeting held thereafter shall choose one of its members to serve as a new chairman.

26.1.4.	In the event that the chairman of the Board of Directors is absent from a meeting, the Board of Directors shall choose one of the Directors present to preside at the meeting.

26.2.	Authority

26.2.1.	The chairman of the Board of Directors shall preside over meetings of the Board of Directors.

26.2.2.	In the event of a deadlock vote, the chairman of the Board of Directors shall not have an additional or casting vote.

26.2.3.
The chairman of the Board of Directors is entitled,  at all times, at his initiative or pursuant to a resolution of the Board of Directors, to require reports from the General Manager in matters pertaining to the business affairs of the Company.

26.3.	Reservations with Regard to Actions of the Chairman of the Board of Directors

26.3.1.	The chairman of the Board of Directors or his Relative shall not serve as the General Manager of the Company, unless he is appointed in accordance with the provisions of Article 27.2 below.

26.3.2.	The chairman of the Board of Directors shall not serve as a member of the audit committee.

26.3.3.
A subordinate to the General Manager, directly or indirectly, shall not serve as chairman of the Board of Directors. A director in a company controlled by the Company may serve as chairman of the Board of Directors.

26.3.4.
Powers of the General Manager shall not be granted to the chairman of the Board of Directors or his Relative, except in accordance with the provisions of Article 27.2 below. The chairman of the Board of Directors shall not be granted powers granted to those who are subordinated to the General Manager, directly or indirectly.

26.3.5.
The chairman of the Board of Directors shall not serve in another position in the Company or in a company controlled by it, but may serve as chairman of the Board of Directors or a director of a company controlled by the Company.

Chapter Five - Office Holders who are not Directors and the Auditor

27.	The General Manager

27.1.	The Appointment and Dismissal of the General Manager

27.1.1.	The Board of Directors shall appoint a General Manager for a fixed period of time or for an indefinite period of time. The Board of Directors may appoint more than one General Manager.

27.1.2.
The compensation and employment conditions of the General Manager shall require the prior approval of the compensation committee, the Board of Directors and the General Meeting of the Company, unless otherwise permitted by the Companies Law.

27.1.3.	The Board of Directors may from time to time remove the General Manager from his office or dismiss the General Manager and appoint another or others in his stead.

27.2.	The Chairman of the Board of Directors as the General Manager

27.2.1.
The General Meeting of the Company is entitled to authorize the chairman of the Board of Directors or his Relative to fulfill the position of the General Manager or to exercise his authority and to authorize the General Manager or his Relative to fulfill the position of the chairman of the Board of Directors or to exercise his authority, so long as one of the following exists:

The majority of the votes in the General Meeting adopting such a resolution include at least two thirds of the votes of Shareholders present and entitled to vote at the meeting who are not either the Controlling Parties in the Company as defined in the Companies Law or anyone having a Personal Interest (as defined in the Companies Law) in the approval of the resolution, who participate in the vote. “Abstain” votes shall not be taken into account in the counting of the votes of the Shareholders.

The total opposition votes from the Shareholders referred to in Article 27.2.1.1 above do not exceed two percent of the entire voting rights in the Company.

27.2.2.
The validity of a resolution provided in Article 27.2.1 above is restricted to periods, each not exceeding three years, from the date of the adoption of the resolution by the General Meeting. In the event that no period was set in the resolution, the period shall be deemed to be for three years. Prior to the completion of the three year period, as aforesaid, and even after the end of this period, the General Meeting is entitled to extend the validity of such resolution.

27.2.3.	A resolution, as stated, may relate to the authority of the chairman of the Board of Directors, generally, or to a specific person who is serving as the chairman of the Board of Directors.

27.3.	The Authority of the General Manager and Subordination to the Board of Directors

27.3.1.	The General Manager is responsible for the day-to-day management of the affairs of the Company within the framework of the policy set by the Board of Directors and subject to its instructions.

The General Manager shall have all administrative and operational authority which were not conferred by Law or pursuant to these Articles of Association to any other corporate organ of the Company, and he shall be under the supervision of the Board of Directors and subject to its instructions.

The General Manager shall appoint and dismiss Office Holders of the Company, with the exception of Directors, and he shall also determine the terms of their employment subject to the prior approval of the compensation committee and the Board of Directors, unless otherwise permitted or required by the Companies Law and provided, however, that the appointment and dismissal of senior managers of the Company shall require consultation with and approval by the Board of Directors.

27.3.2.
The Board of Directors may instruct the General Manager on how to act with respect to a certain issue. If the General Manager fails to fulfill the instruction, the Board of Directors may exercise the required authority in order to act in the place of the General Manager.

The Board of Directors may assume the authority granted to the General Manager, either with respect to a certain issue or for a certain period of time.

27.3.3.	In the event that the General Manager is unable to exercise his authority, the Board of Directors may exercise such authority in his stead, or authorize another to exercise such authority.

27.4.	Reporting Duties of the General Manager

The General Manager is obligated to notify the chairman of the Board of Directors of any exceptional matter which is material to the Company, or of any material deviation by the Company from the policy set by the Board of Directors. In the event that the Company shall be without a chairman of the Board of Directors for whatever reason the General Manager shall notify all the members of the Board of Directors, as aforesaid. The General Manager shall deliver to the Board of Directors reports on issues, at such time and in such scope, as is determined by the Board of Directors.

27.5.	Delegating Authority of the General Manager

The General Manager, upon approval of the Board of Directors, may delegate to his subordinates any of his authority. However, such delegation of authority shall not release the General Manager from his liability.

28.	The Corporate Secretary, Internal Controller and Other Office Holders of the Company

28.1.	The Corporate Secretary

28.1.1.	The Board of Directors is entitled to appoint a corporate secretary on terms it deems fit, joint secretaries, sub–secretaries and to determine the areas of their functions and authorities.

28.1.2.
In the event that no corporate secretary has been appointed, the General Manager or anyone authorized by him shall fulfill the functions assigned to the corporate secretary, in accordance with any Law, to these Articles of Association and the resolutions of the Board of Directors.

28.1.3.
The corporate secretary shall be responsible for all documents which are kept at the Office, as stated in Section 124 of the Companies Law, and he shall manage all the registries maintained by the Company in accordance with the Law or Companies Law.

28.2.	Internal Controller

28.2.1.	The internal controller of the Company shall report to the chairman of the Board of Directors.

28.2.2.
The internal controller shall file with the Board of Directors a proposal for an annual or other periodic work plan, which shall be approved by the Board of Directors, subject to any changes it deems fit.

28.3.	Other Office Holders of the Company

The Board of Directors may decide that in addition to the General Manager and the corporate secretary, other Office Holders may be appointed, whether generally or for a specific issue. In such event, the Board of Directors shall appoint the Office Holder, define his position and authority, and set his compensation and terms of employment, following approval of the compensation committee unless otherwise permitted  or required by the Companies Law.

The Board of Directors is entitled, subject to the Companies Law, to authorize the General Manager to fulfill any or all of its authorities, as stated.

29.	The Auditor

29.1.
The Shareholders at the Annual Meeting shall appoint an auditor for a period until the close of the following Annual Meeting. The Annual Meeting may appoint an auditor for a period not to extend beyond the close of the third Annual Meeting following the Annual Meeting in which he was appointed. In the event that the auditor was appointed for said period, the Annual Meeting shall not address the appointment of the auditor during said period, unless a resolution is adopted with respect to the termination of his service.

29.2.	The General Meeting is entitled at all times to terminate the service of the auditor or to decide not to renew it.

29.3.	The Board of Directors shall determine the compensation of the auditor of the Company and it shall report in that respect to the Annual Meeting of the Company.

29.4.
The Board of Directors shall set the compensation of the auditor for additional services which are not regarded as oversight activities, and it shall report in this respect at the Annual Meeting of the Company.

Chapter Six - The Share Capital of the Company and its Distribution

30.	Permitted Distributions

30.1.	Definitions

In this Chapter, the following terms shall be construed, in accordance with their definition in Sections 1, 301 and 302 of the Companies Law: “distribution”, “acquisition”, “profits”, “profit test”, “adjusted financial statements” and  “balances”.

30.2.	Distribution of Profits

The Company shall not make any distribution other than from its profits, provided that the Company shall not make any distribution if there is a reasonable concern that such distribution shall preclude the Company from having the ability to meet its present and anticipated liabilities, as they become due. Notwithstanding the aforesaid, the Company, with the approval of an authorized court, is entitled to make a distribution which fails to meet the profit test.

30.3.	Allotment for a Consideration Below the Par Value

In the event the Board of Directors decides to allot Shares having a par value, for consideration which is less than their par value, including Bonus Shares, the Company shall convert into share capital from its profits, premium on its Shares, or any other source, included in its shareholders equity, as stated in its most recent Financial Statements, an amount equal to the difference between the par value and the consideration.

Even if the aforesaid is not done, with the approval of an authorized court, the Company shall be entitled to make an allotment of Shares, for consideration which is less than their par value.

31.	Dividends and Bonus Shares

31.1.	Right to Dividends or Bonus Shares

31.1.1.
A Shareholder of the Company shall have the right to receive dividends or Bonus Shares, if the Company so decides in accordance with Article 31.2 below, consistent with the rights attaching to such Shares.

31.1.2.
Dividends or Bonus Shares shall be distributed or allotted to those who are registered in the Shareholder Register on the date of the resolution approving the distribution or allotment or upon a later date, if another date is determined for this purpose in same resolution (hereinafter: the “Determining Date”).

31.1.3.	In the event that the share capital of the Company consists of Shares having various par values, dividends or Bonus Shares shall be distributed in proportion to the par value of each Share.

31.1.4.
Subject to special rights conferred upon Shares in accordance with the conditions of their allotment, profits of the Company which the Company decides to distribute as a dividend or as Bonus Shares shall be paid in proportion to the amount which was paid or credited on the account of the par value of the Shares, held by the Shareholder.

31.1.5.
In the event that it was not otherwise determined in the conditions applicable to the allotment of the Shares or in a resolution of the General Meeting, all the dividends or Bonus Shares with respect to Shares, which were not fully paid within the period in which the dividends or Bonus Shares are paid, shall be paid in proportion to the amounts which were actually paid or credited as paid on the par value of the Shares during any part of said period (pro rata temporis).

31.2.	Resolution of the Company with Respect to a Dividend or Bonus Shares

31.2.1.	The Authority to Distribute Dividends or Bonus Shares

The resolution of the Company on the distribution of a dividend or Bonus Shares to be distributed to the Shareholders according to their respective rights and benefits, and on their time of payment, shall be made by the Board of Directors.

31.2.2.	Funds

The Board of Directors may, in its discretion, allocate to special funds any amount whatsoever from the profits of the Company or from the revaluation of its assets or its relative share in the revaluation of assets of “branch companies,” and also to determine the designation of these funds.

31.3.	The Payment of Dividends

31.3.1.	Manner of Payment

Unless otherwise provided in the resolution with respect to the distribution of the dividend, the Company may pay any dividend with the withholding of any tax required by Law, by way of a cheque to the order of the beneficiary alone, which should be sent by means of registered mail to the registered address of the Shareholder entitled thereto, or by way of a bank transfer. Any cheque, as stated, shall be drawn up to the order of the person to whom it is intended.

In the event of registered joint holders, the cheque shall be passed to the same Shareholder whose name is registered first in the Shareholder Register with respect to the joint holding.

The sending of a cheque to a person whose name is registered in the Shareholder Register as the holder of the Share upon the Determining Date or, in the case of joint holders, to any of the joint holders, shall serve as evidence with respect to all the payments made in connection with same Shares.

The Company may decide that a cheque under a certain amount shall not be sent and the amount of the dividend which was supposed to be paid shall be deemed to be an unclaimed dividend.

31.3.2.	An Unclaimed Dividend

The Board of Directors is entitled to invest the amount of any unclaimed dividend for one year after it was declared or to utilize it in any other manner to the benefit of the Company until it is claimed. The Company shall not be obligated to pay interest or Linkage on an unclaimed dividend.

31.3.3.	Specific Dividend

In the event the Company declares a dividend, as provided in Article 31.2.1 above, it may decide that same dividend shall be paid, entirely or partially, by way of the distribution of certain assets, including fully paid shares or bonds of any other company or in any combination of these assets.

31.4.	Manner of Capitalization of Profits and the Distribution of Bonus Shares
31.4.1.
Subject to the provisions of Article 30 above in the event of a capitalization of profits and distribution of Bonus Shares, the undistributed profits of the Company, or premium on Shares, or funds derived from the revaluation of the assets of the Company, or funds derived on the basis of equity from the profits of “branch companies,” or from the revaluation of assets of “branch companies” and capital redemption funds shall be capitalized and distributed among the Shareholders entitled thereto, as per the provisions of Article 31.1 above, to be held by the shareholders as capital, and that this capital, entirely or partially, shall be used on behalf of same Shareholders as full payment, whether according to the par value of the Shares or together with premium decided upon, for Shares to be distributed accordingly, and that this distribution or payment shall be received by same Shareholders as full consideration for their portion of the benefit in the capitalized amount, as determined by the Board of Directors.

The provisions of this chapter six shall also apply to the distribution of bonds.

31.4.2.
The Company, in the resolution with respect to the distribution of Bonus Shares, is entitled in accordance with the recommendation of the Board of Directors, to decide that the Company shall transfer to a special fund, designated for the future distribution of Bonus Shares, an amount the capitalization of which shall be sufficient in order to allot to anyone having at such time a right to acquire Shares of the Company (including a right which can be exercised only upon a later date), Bonus Shares at the par value which would have been due to him had he exercised the right to acquire the Shares shortly before the Determining Date, at the price of the right in effect at such time. In the event that after the Determining Date, the holder of said right shall exercise his right to acquire the Shares or any part of them, the Board of Directors shall allot to him fully paid Bonus Shares at such  par value and of such class, which would have been due to him had he exercised shortly before the Determining Date the right to acquire those Shares he actually acquired, by way of an appropriate capitalization made by the Board of Directors out of the special fund, as aforesaid. For the purpose of the determination of the par value of the Bonus Shares which are to be distributed, any amount transferred to the special fund, with respect to a previous distribution of previous Bonus Shares shall be viewed as if it had already been capitalized and that Shares entitling the holders to the right to acquire Shares of the Company were already allotted as Bonus Shares.

31.4.3.
Upon the distribution of Bonus Shares, each Shareholder of the Company shall receive Shares of a uniform class or of the class which confers on its holder the right to receive the Bonus Shares, as determined by the Board of Directors.

31.4.4.
For purposes of carrying out any resolution pursuant to the provisions of Article 30, the Board of Directors may settle, as it deems fit, any difficulty arising with regard to the distribution of Bonus Shares, and, in particular, to issue certificates for fractions of Shares and sell such fractions of Shares, in order to pay their consideration to those entitled thereto, and also to set the value for the distribution of certain assets and to decide that cash payments shall be paid to the Shareholders on the basis of the value determined in such a way, or that fractions whose value is less than NIS 0.01 shall not be taken into account, pursuant to the adjustment of the rights of all parties. The Board of Directors may pay cash or convey these certain assets to trustees in trust in favor of those people who are entitled to a dividend or to a capitalized fund, as the Board of Directors shall deem beneficial.

32.	Acquisition of Shares

32.1.
The Company is entitled to acquire or to finance an acquisition, directly or indirectly, of Shares of the Company or securities convertible into Shares of the Company or which could be exercised into Shares of the Company, including incurring an obligation to take any of these actions, subject to the fulfillment of the conditions of a permissible distribution, as stated in Article 30 above.

32.2.	In the event that the Company acquired any of its Shares, such a Share shall become a dormant Share, and shall not confer any rights, so long as it is owned by the Company.

32.3.
A subsidiary or another company under the control of the Company is entitled to acquire Shares of the Company or securities convertible into Shares of the Company or which can be exercised into Shares of the Company, including an obligation to take any of these actions, to the same extent the Company may make a distribution, so long as the board of directors of the subsidiary or the managers of the acquiring company have determined that had the acquisition of the Shares or convertible securities been carried out by the Company it would have been regarded as a permissible distribution, as specified in Article 30 above. Notwithstanding the foregoing, an acquisition by a subsidiary or by another company under the control of the Company, which is not fully-owned by the Company, will be considered a distribution of an amount equal to the product of the amount acquired multiplied by the percentage of the rights in the capital of the subsidiary or in the capital of said company which is held by the Company.

32.4.
In the event that a Share of the Company is acquired by a subsidiary or by a corporation in the control of the Company, the Share shall not confer any voting rights, for so long as said Share is held by the subsidiary or by said controlled corporation.

Chapter Seven - Insurance, Indemnification and Release of Office Holders

33.	Insurance of Office Holders

33.1.	The Company may insure the liability of an Office Holder in the Company, to the fullest extent permitted by Law.

33.2.
Without derogating from the aforesaid, the Company may enter into an insurance contract and/or arrange and pay all premiums in respect of an insurance contract, for the insurance of the liability of an Office Holder in the Company, resulting directly or indirectly from an action or inaction by him (or together with other Office Holders or other officers of the Company) in his capacity as an Office Holder in the Company, for any of the following:

33.2.1.	The breach of the duty of care toward the Company or toward any other person;

33.2.2.	The breach of the duty of loyalty toward the Company provided the Office Holder has acted in good faith and had reasonable grounds to assume that the action would not harm the Company; and

33.2.3.	A financial liability imposed on him in favor of another person.

33.2.4.	Any other matter in respect of which it is permitted or will be permitted under Law to insure the liability of an Office Holder in the Company.

33.2.5
A payment which the Office Holder is obligated to pay to an injured party as set forth in Section 52.54(a)(1)(a) of the Securities Law and expenses that the Office Holder incurred in connection with a proceeding under Chapters H3, H4 or I1 of the Securities Law, or under Chapter 4 of Part 9 of the Companies Law, in connection with any affairs, including reasonable legal expenses, which term includes attorney fees.

33.2.6	Expenses, including reasonable legal expenses fees, including attorney fees, incurred by the Office Holder with respect to a proceeding in accordance with the Restrictive Trade Practices Law- 1988 ("Restrictive Trade Practices Law").

34.	Indemnification of Office Holders

34.1.
The Company may indemnify an Office Holder in the Company to the fullest extent permitted by Law.  Without derogating from the aforesaid, the Company may indemnify an Office Holder in the Company as specified in Articles 34.2 through 34.4 below.

34.2.	Indemnification

The Company may indemnify an Office Holder in the Company for liability or expense he incurs or that is imposed on him in consequence with an action or inaction by him (or together with other Office Holders or other officers of the Company) in his capacity as an Office Holder in the Company, as follows:

34.2.1.
Any financial liability he incurs or is imposed on him in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by an authorized court.

34.2.2.
Reasonable legal expenses, including attorney fees, incurred by the Office Holder or which he was ordered to pay by an authorized court, in the context of a proceeding filed against him by the Company or on its behalf or by a third party, or in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of an offense which does not require criminal intent.

34.2.3.
Reasonable legal expenses, including attorney fees, incurred by the Office Holder due to such investigation or proceeding conducted against him by an authority authorized to conduct an investigation or proceeding, and which was ended without filing an indictment against him and without the imposition of  a financial liability as a substitute for a criminal proceeding, or that was ended without filing an indictment against him but for which he was subject to a financial liability as a substitute for a criminal proceeding relating to an offense which does not require criminal intent, within the meaning of the relevant terms under the Law, or in connection with a financial sanction ("itzum caspi").

34.2.4.	Any other liability or expense in respect of which it is permitted or will be permitted under Law to indemnify an Office Holder in the Company.

34.2.5.
A payment which the Office Holder is obligated to pay to an injured party as set forth in Section 52.54(a)(1)(a) of the Securities Law and expenses that the Office Holder incurred in connection with a proceeding under Chapters H3, H4 or I1 of the Securities Law, or under Chapter 4 of Part 9 of the Companies Law, in connection with any affairs, including reasonable legal expenses, which term includes attorney fees.

34.2.6.	Expenses, including reasonable legal fees, including attorney fees, incurred by the Office Holder with respect to a proceeding in accordance with the Restrictive Trade Practices Law.

34.3.	Indemnification in Advance

The Company may undertake in advance to indemnify an Office Holder of the Company in respect of the following matters:

34.3.1.
Matters as detailed in Article 34.2.1; provided, however, that the undertaking to indemnify is restricted to events which in the opinion of the Board of Directors are anticipated in light of the Company’s activities at the time of granting the obligation to indemnify, and is limited to a sum or measurement determined by the Board of Directors to be reasonable in the circumstances. The aggregate indemnification amount payable by the Company to all indemnified persons, pursuant to all letters of indemnification issued to them by the Company on or after October 17, 2013, which indemnification letters include a maximum indemnity amount substantially similar to the maximum indemnity amount in this article 34.3.1, in respect of any occurrence of an event specified in the appendix to the pertinent indemnification letter, shall not exceed 25% of shareholders’ equity (according to the latest reviewed or audited financial statements approved by the Company’s Board of Directors prior to approval of the indemnification payment). The undertaking to indemnify shall specify the events that, in the opinion of the Board of Directors are expected in light of the Company’s actual activity at the time of grant of the indemnification and the sum or measurement which the Board of Directors determined to be reasonable under the circumstances.

34.3.2.	Matters as detailed in Article 34.2.2 to 34.2.5 (inclusive).

34.3.3.	Any other matter permitted by Law.

34.4.	Indemnification after the Fact

The Company may indemnify an Office Holder in the Company for any and all kinds of events, retrospectively, subject to any applicable Law.

35.	Release of Office Holders

35.1.	The Company shall not release an Office Holder from his liability for a breach of the duty of care toward the Company, other than in accordance with the provisions of this Article.

35.2.
The Company may release an Office Holder in the Company, in advance, from his liability, entirely or partially, for damage in consequence of the breach of the duty of care toward the Company in accordance with any law, including Office Holders that are controlling shareholders or their relatives, subject to the receipt of  the appprovals in accordance with any law. Said release will not apply to a resolution or transaction in which the controlling shareholder or any Office Holder in the Company (including other Office Holders than the Office Holder being granted the release) has a personal interest.

35.3.	Notwithstanding the foregoing, the Company may not release an Office Holder from his liability, resulting from any of the following events:

35.3.1.	The breach of the duty of loyalty toward the Company;

35.3.2.	The breach of the duty of care made intentionally or recklessly (“pezizut”), other than if made only by negligence;

35.3.3.	An act intended to unlawfully yield a personal profit;

35.3.4.	A fine ("knass"), a civil fine ("knass ezrahi"), a financial sanction ("itzum caspi") or a penalty ("kofer") imposed on him; and

35.3.5.	The breach of the duty of care in a Distribution ("haluka").

35A.	Certain Legal Amendments

Any amendment to the Companies Law, the Securities Law or any other applicable law adversely affecting the right of any Office Holder to be indemnified, insured or released pursuant to Articles 33 to Article 35 (including Article 35), shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify, insure or release an Office Holder for any act or omission occurring prior to such amendment, unless otherwise expressly provided under the Companies Law, the Securities Law or such other applicable law.

Chapter Eight - Liquidation and Reorganization of the Company

36.	Liquidation

36.1.
In the event that the Company is liquidated, whether voluntarily or otherwise, the liquidator, upon the approval of an Extraordinary Meeting, may make a distribution in kind to the Shareholders of all or part of the property of the Company, and he may with a similar approval of the General Meeting, deposit any part of the property of the Company with trustees in favor of the Shareholders, as the liquidator with the aforementioned approval, deems fit.

36.2.
The Shares of the Company shall confer equal rights among them with respect to capital amounts which were paid or which were credited as paid on the par value of the Shares, in all matters pertaining to the refund of the capital and to the participation in the distribution of the balance of the assets of the Company in liquidation.

37.	Reorganization

37.1.
Upon the sale of the property of the Company, the Board of Directors or the liquidators (in case of a liquidation), if they are so authorized by a resolution of the General Meeting of the Company adopted with a Special Majority, may receive fully or partially paid up Shares, bonds or securities of another company, either Israeli or foreign, whether incorporated or which is about to incorporated for the purpose of acquiring property of the Company, or any part thereof, and the Directors (if the profits of the Company allow for it) or the liquidators (in case of a liquidation) may distribute among the Shareholders the Shares or the securities mentioned above or any other property of the Company without selling them or depositing them with trustees on behalf of the Shareholders.

37.2.
The General Meeting may, pursuant to a resolution adopted by a Special Majority, decide on the valuation of the securities or of the aforementioned property at a  price and in the same manner as it deems appropriate and all the Shareholders shall be obligated to accept any valuation or distribution, authorized in accordance with the foregoing and to waive their rights in this matter, unless the Company is about to liquidate or is in a liquidation process, of same lawful rights (if any) which according to the provisions of the Law should not be altered or denied.

Chapter Nine - Miscellaneous

38.	Notices

38.1.
A notice or other document may be sent by the Company to any Shareholder appearing in the Shareholder Register of the Company either personally or by way of sending by registered mail, at the registered address of the Shareholder in the Shareholder Register, or at such address as such Shareholder shall have provided in writing to the Company as the address for the delivery of notices.

38.2.
All the notices to be given to Shareholders registered in the Shareholders Register, shall, in respect of Shares held jointly, be given to the person whose name is mentioned first in the Shareholder Register, and any notice given in such a manner shall be viewed as a sufficient notice to all such joint Shareholders.

38.3.
Any Shareholder registered in the Shareholder Register, with an address, whether in Israel or overseas, is entitled to receive, at such address, any notice he is entitled to receive in accordance with the Articles of Association or according to the provisions of the Law. Unless otherwise stated above, no person who is not registered in the Shareholder Register shall be entitled to receive any notices from the Company.

38.4.
Any notice or other document which is sent to a Shareholder in accordance with these Articles of Association shall be considered lawfully sent with respect to all the Shares held by him (whether with respect to Shares held by him alone or held by him jointly with others) even if same Shareholder had died by that time or had become bankrupt or had received an order for its liquidation or if a trustee or a liquidator or a receiver was appointed with respect to his Shares (whether the Company was aware of it or not) until another person is registered in the Shareholder Register in his stead, as the holder thereof. The sending of a notice or other document, as aforesaid, shall be viewed as a sufficient sending to any person having a right in these Shares.

38.5.
Any notice or other document which was sent by the Company via registered mail, to an address in Israel, shall be considered sent within 72 hours from its posting at the post office. In order to prove sufficient sending, it is enough to show that the letter containing the notice or the document was addressed to the correct address and was posted at the post office.

38.6.
Any accidental omission with respect to the giving of a notice of a General Meeting to any Shareholder or the non-receipt of a notice with respect to a meeting or any other notice on the part of whatever Shareholder shall not cause the cancellation of a resolution taken at that meeting, or the cancellation of processes based on such notice.

38.7.
Any Shareholder and any member of the Board of Directors may waive his right to receive notices or waive his right to receive notices during a specific time period or in general and he may consent that a General Meeting of the Company or a meeting of the Board of Directors, as the case may be, shall be convened and held notwithstanding the fact that he did not receive a notice with respect to it, or notwithstanding the fact that the notice was not received by him within the required time, in each case subject to the provisions of any Law prohibiting any such waiver or consent.

Chapter 10 - Intentionally Deleted

39.	Intentionally Deleted

40.	Intentionally Deleted

41.	Intentionally Deleted

42.	Intentionally Deleted

Chapter 11- Compliance with the License /
Limitations on Ownership and Control

43.	Compliance

The Shareholders and the Company shall at all times comply with the terms of the License and of any other telecommunications license held by the Company. Nothing herein shall be construed as requiring or permitting the performance of any acts which are inconsistent with the terms of the License and of any other telecommunications license held by the Company. If any article of these Articles shall be found to be inconsistent with the terms of the License and of any other telecommunications license held by the Company, the provisions of such Article shall be null and void, but the validity, legality or enforceability of provisions of the other Articles shall not be affected thereby.

44.	Limitations on Ownership and Control

44.1.
This Article is to ensure that so long as and to the extent that any Operating Right is conditional on or subject to any conditions or restrictions relating to ownership or control over the Company imposed by the Ministry, the Company is so owned and controlled.  This Article shall not affect or influence in any way the interpretation or application of Article 10A.

44.2.	In this Article:

“Affected Share” means any Share determined to be dealt with as such pursuant to Article 44.4;

“Affected Share Notice” means a notice in writing served in accordance with Article 44.5;

“Depositary” means a custodian or other person appointed under contractual arrangements with the Company (or a nominee for such custodian or other person) whereby such custodian or other person holds or is interested in Shares and which issues securities evidencing the right to receive such Shares;

“Depositary Receipts” means receipts or similar documents of title issued by or on behalf of a Depositary;

“Depositary Shares” means the Shares held by a Depositary or in which a Depositary is interested in its capacity as a Depositary;

“Intervening Act” means the refusal, withholding, suspension or revocation of any Operating Right applied for, granted to or enjoyed by the Company, or the imposition of any conditions or limitations upon any such Operating Right which materially inhibit the exercise thereof, in either case by any state, authority or person (including the Ministry) by reason of the activities of persons holding Shares in and/or controlling the Company;

“Ministry” means the Ministry of Communications and/or Minister of Communications;

“Operating Right” means all or any part of any authority, permission, licence or privilege applied for, granted to or enjoyed by the Company, including the Licence, for the establishment, subsistence, maintenance and operation of a mobile radio telephone system using the cellular method and the provision of mobile radio telephone services to the public in Israel;

“Permitted Maximum” means the maximum aggregate permitted number of Relevant Shares specified by the Board of Directors in accordance with the terms of the Licence, any other requirements of the Ministry and any relevant requirements of Law;

               “Relevant Person” means:

(a)
any person who, without the approval of the Ministry, acquires, directly or indirectly, any Means of Control (as defined in the Licence) in breach of Section 21 of the Licence other than a person who falls within Article 10A; or

(b)
any Interested Party (as defined in the Licence) who, or who has an Office Holder (as defined in the Licence) who, is in breach of Sections 23 or 24 of the License other than a person who falls within Article 10A;

“Relevant Share” means any Share (other than a Share removed from the Relevant Shares Register (defined in Article 44.3.2) pursuant to Article 44.3.5), in which a Relevant Person has an interest or which is declared to be a Relevant Share pursuant to Article 44.3.4;

44.3.

44.3.1.
The Board of Directors shall not register a person as a holder of a Share unless the person has given to the Board of Directors a declaration (in a form prescribed by the Board of Directors) signed by him or on his behalf, stating his name, nationality, that he is not a Relevant Person falling within paragraphs (a) or (b) of the definition of that term and other information required by the Board of Directors.

44.3.2.	The Board of Directors shall maintain a register (the “Relevant Shares Register”), in which particulars shall be entered of any Share which has been:

(a)	acknowledged by the holder (or by a joint holder) to be a Relevant Share;

(b)	declared to be a Relevant Share pursuant to Article 44.3.4; or

(c)	determined to be an Affected Share pursuant to Article 44.4.2;

and which has not ceased to be a Relevant Share. The particulars in the Relevant Shares Register in respect of any Share shall include the identity of the holder or joint holders and information requested by and supplied to the Board of Directors.

44.3.3.
Each registered holder of a Share which has not been acknowledged to be a Relevant Share who becomes aware that such Share is or has become a Relevant Share shall forthwith notify the Company accordingly.

44.3.4.
The Board of Directors may notify in writing the registered holder of a Share which is not in the Relevant Shares Register and appears to be a Relevant Share, requiring him to show that the Share is not a Relevant Share.  Any person to whom such notice has been issued may within 21 clear days after the issue of the notice (or such longer period as the Board of Directors may decide) represent to the Board of Directors why such Share should not be treated as a Relevant Share but if, after considering such representations and other relevant information, the Board of Directors is not so satisfied, it shall declare such Share to be a Relevant Share and treat it as such.

44.3.5.
The Board of Directors shall remove a Relevant Share from the Relevant Shares Register if the holder of the Relevant Share gives to the Board of Directors a declaration (in a form prescribed by the Board of Directors), together with such other evidence as the Board of Directors may require, which satisfies it that such Share is no longer, or should not be treated, as a Relevant Share.

44.4.

44.4.1.
Article 44.4.2 shall apply for so long as the Company holds or enjoys any Operating Right where the Board of Directors determines that it is necessary to take steps to protect any Operating Right because an Intervening Act is contemplated, threatened or intended, may take place or has taken place;

44.4.2.
Where a determination has been made under Article 44.4.1, the Board of Directors shall take such of the following steps as they consider necessary or desirable to overcome, prevent or avoid an Intervening Act:

the Board of Directors may remove any Director from office, by a resolution passed by a majority of 75 per cent or more of the other Directors present and voting at the relevant meeting;

the Board of Directors may seek to identify those Relevant Shares  which gave rise to the determination under Article 44.4.1 and by a resolution passed by a majority of 75 per cent or more of the Directors present and voting at the relevant meeting deal with such Shares as Affected Shares; and

when the aggregate number of Relevant Shares in the Relevant Shares Register exceeds the Permitted Maximum, the Board of Directors may deal with the Relevant Shares which it decides, by a resolution passed by a majority of 75 per cent or more of the Directors present and voting at the relevant meeting, are in excess of the Permitted Maximum as Affected Shares.

44.5.
The Board of Directors shall give an Affected Share Notice to the registered holder of any Affected Share and state that Article 44.6 is to be applied forthwith in respect of such Affected Share. The registered holder of the Affected Share may within 21clear days after the issue of the notice (or such longer period as the Board of Directors may decide) represent to the Board of Directors why such Share should not be treated as an Affected Share and if, after considering such representations and other relevant information, the Board of Directors considers that the Share should not be treated as an Affected Share it shall forthwith withdraw the Affected Share Notice and Article 44.6 shall no longer apply to the Share.

44.6.
An Affected Share in respect of which an Affected Share Notice has been served shall be treated as a dormant share (as defined in section 308 of the Companies Law) except that the registered holder of the Affected Share shall continue to have the right to receive dividends and other distributions of the Company and participate in bonus or rights issues of the Company in respect of such Share.

44.7.
In deciding which Shares are to be treated as Affected Shares, the Board of Directors shall have regard to the Relevant Shares which in its opinion have directly or indirectly caused the determination under Article 44.4 and the chronological order in which Relevant Shares have been entered in the  Relevant Shares Register (and accordingly treat as Affected Shares those Relevant Shares entered in the Relevant Shares Register most recently) except where such criterion would in their opinion be inequitable, in which event the Board of Directors shall apply such other criterion or criteria as they may consider appropriate.

44.8.	Subject to the other provisions of this Article 44, the Board of Directors shall be entitled to assume without enquiry that:

44.8.1.	all Shares not in the Relevant Shares Register and not falling within clause 44.8.2 are neither Relevant Shares nor Shares which would be or be capable of being treated as Affected Shares; and

44.8.2.
all or some specified number of the Shares are Relevant Shares held by a Relevant Person falling within paragraphs (a)-(b) in the definition of that term if they (or interests in them) are held by a Depositary, trustee, registration or nominee company or other agent unless and for so long as, in respect of any such Shares, it is established to their satisfaction that such Shares are not Relevant Shares.

44.9.
Any resolution or determination of, or any decision or the exercise of any discretion or power by, the Board of Directors or any one of the Directors under this Article 44 shall be final and conclusive.

44.10.

44.10.1.
On withdrawal of the determination under Article 44.4.1, the Board of Directors shall cease to act pursuant to such determination and inform every person on whom an Affected Share Notice has been served that Article 44.6 no longer applies in respect of such Share. The withdrawal of such a determination shall not affect the validity of any action taken by the Board of Directors under this Article whilst that determination remained in effect and such actions shall not be open to challenge on any ground whatsoever.

44.10.2.
The  Board of Directors shall, so long as it acts reasonably and in good faith, be under no liability to the Company or to any other person for failing to treat any Share as an Affected Share or any person as a Relevant Person in accordance with this Article and it shall not be liable to the Company or any other person if, having acted reasonably and in good faith it determines erroneously that any Share is an Affected Share, or any person is a Relevant Person or on the basis of such determination or any other determination or resolution, they perform or exercise their duties, powers, rights or discretions under this Article in relation to such Share.

44.11.
A person who has an interest in Shares by virtue of having an interest in Depositary Receipts shall be deemed to have an interest in the number of Shares represented by such Depositary Receipts and not (in the absence of any other reason why he should be so treated) in the remainder of the Depositary Shares held by the relevant Depositary.

45.	Cross Ownership and Control

45.1.	An Office Holder in the Company, an Interested Party in the Company, or an Office Holder in any Interested Party in the Company will not be a party to any agreement, arrangement or understanding with a Competing MRT Operator of the Company, or an Interested Party or an Office Holder in it, or an Office Holder in an Interested Party in a Competing MRT Operator of the Company, or any other body in which a Competing MRT Operator of the Company is an Interested Party, which are intended to or might reduce or harm competition in anything that pertains to MRT Services, MRT Terminal Equipment or any other Telecommunications (Bezeq) Services.

45.2.	An Office Holder in the Company, an Interested Party in the Company, or an Office Holder in any Interested Party in the Company will not Hold, directly or indirectly, five percent (5%) or more of any Mean of Control of a Competing MRT Operator of the Company, or serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator of the Company (subject to certain exceptions specified in the License); for this matter, "Holding" includes holding as an agent.

45.3.
An Office Holder in the Company, an Interested Party in the Company, or an Office Holder in any Interested Party in the Company will not Control a Competing MRT Operator of the Company, and will not cause himself, by any act or omission, to be Controlled by a Competing MRT Operator of the Company or by an Office Holder or an Interested Party in a Competing MRT Operator of the Company, or by an Interested Party in a Competing MRT Operator of the Company, or by a person or entity that Controls a Competing MRT Operator of the Company.

For the purposes of Article 45, the terms - "Competing MRT Operator," "Interested Party," "Office Holder," "MRT Services," "MRT Terminal Equipment," "Telecommunications (Bezeq) Services," "Means of Control," "Holding" and “Control” - shall bear the same meaning as in, and shall be interpreted in accordance with, the License.

Annex “E”

Date: ______________
Dear Mr. ________________
Letter of Indemnification and Release

1.	Partner Communications Company Ltd. (“Partner”) hereby undertakes to indemnify you for any liability or expense that you incur or that is imposed on you in consequence of an action or an inaction by you (including prior to the date of this letter), in your capacity of an officer or director in Partner or as an officer or director on behalf of Partner in a company controlled by Partner or in which Partner has a direct or indirect interest (such companies being referred to herein as “Subsidiaries”), as follows:

1.1.	Financial liability that you incur or is imposed on you in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by the court; provided, that such liability pertains to one or more of the events set out in Schedule I hereto, which, in the opinion of the Board of Directors of Partner, are anticipated in light of Partner's activities at the time of granting this undertaking and are at the sum or measurement of indemnification determined by the Board of Directors to be reasonable given the circumstances set forth herein;

1.2.	Reasonable litigation expenses, including legal fees, that you may incur or for which you will be ordered to pay by a court in the context of proceedings filed against you by or on behalf of Partner or by a third party, or in a criminal proceeding in which you are acquitted or if you are convicted, for an offense which does not require criminal intent; and

1.3.	Reasonable litigation expenses, including legal fees that you may incur due to an investigation or proceeding conducted against you by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against you and either (i) no financial liability was imposed on you in lieu of criminal proceedings, or (ii) financial liability was imposed on you in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, within the meaning of the relevant terms in or in the law referred to in the Israeli Companies Law of 1999 (the “Israeli Companies Law”), or in relation to a financial sanction ("itzum caspi").

1.4.	Payment to the harmed party as a result of a violation set forth in Section 52.54(a)(1)(a) ((52נד(א)(1)(א) of the Israeli Securities Law of 1968 (the "Israeli Securities Law"), including by indemnification in advance.

1.5.	Expenses incurred in connection with a Procedure ("halich"), as defined in Section 56.8(a)(1) (56ח(א)(1)) of the Israeli Securities Law (a "Procedure"), in connection with any of your affairs including, without limitation, reasonable litigation expenses, including legal fees, including by indemnification in advance.

1.5A	Expenses that you may incur with respect to a proceeding in accordance with the Restrictive Trade Practices Law of 1988, including reasonable litigation expenses that include attorney fees.

1.6.         Any other liability or expense indemnifiable under any applicable law.

2.	Partner may not indemnify you for your liability for: (i) a breach of duty of loyalty towards Partner unless you have acted in good faith and had reasonable grounds to assume that the action would not harm Partner's best interest; (ii) a breach of duty of care done intentionally or recklessly ("pzizut") except for negligence; (iii) an act intended to unlawfully yield a personal profit; (iv) a fine, a civil fine ("knass ezrahi"), a financial sanction ("itzum caspi") or a penalty ("kofer") imposed upon you; and (v) a Procedure ("halich").

Upon the occurrence of an event for which you may be entitled to be indemnified, subject to the terms of this letter (including the limitations as to amount in Section 3.13) and any laws applicable at such time, Partner shall provide you with the necessary payments to cover all your expenses in respect of the legal proceedings in question, so that you will not have to pay for or finance them yourself.

3.	Indemnification pursuant to this letter will be subject to applicable law and to the following terms and conditions:

3.1.
That you notify Partner within a reasonable time of your learning of any legal proceedings instigated against you in connection with any event that may give rise to indemnification and that you provide Partner, or anyone specified by Partner, with any documents connected to the proceeding in question.

3.2.	That Partner reserves the right to represent you in the proceedings or to appoint legal counsel of its choice for this purpose (unless its choice of legal counsel is unacceptable to you on reasonable grounds). Partner or such legal counsel will take all necessary steps to bring the matter to a close and will keep you informed of key steps in the process. The appointed counsel will be bound by a fiduciary duty to you and to Partner. If a conflict of interests should arise between the appointed counsel and yourself, counsel will inform Partner and you will be entitled to appoint a different counsel reasonably acceptable to Partner and the terms of this indemnification agreement shall apply to the new appointment. If Partner should decide to settle by arbitration or by mediation or by settlement, it shall be allowed to do so; provided, that you do not incur any additional expense or liability due to such arbitration, mediation or settlement or that you have otherwise agreed to such arbitration, mediation or settlement. If Partner so requests, you will sign any document that will empower it or any appointed counsel to represent you and defend you in any proceeding as stated above. You will cooperate as reasonably demanded of you with Partner and any appointed legal counsel. Partner shall cover all related expenses so that you will not have to make any payments or incur any expenses yourself.

3.3.	That whether or not Partner shall operate in accordance with section 3.2 above, indemnification shall still cover all and every kind of expense incurred by you that is included in section 1 of this letter so that you will not have to pay or finance them yourself. You will not be indemnified for any expenses arising from a settlement, mediation or arbitration unless Partner has agreed to the settlement, mediation or arbitration.

3.4.	That upon your request for payment in connection with any event according to this indemnification letter, Partner shall complete all the necessary arrangements required by the law for payment and shall act to receive all necessary authorizations, if demanded. If any authorization should be required for payment, and the payment is not authorized for any reason, this payment or part of it will be subject to the approval of the court (if relevant) and Partner shall act in order to receive authorization.

3.5.	That in the event that you are paid for any sums in accordance with this letter of indemnification and release in connection with a legal proceeding, and later it becomes clear that you were not entitled to such payments, the sums will be considered as a loan given to you by Partner subject to the lowest interest rate for purposes of Section 3(9) of the Income Tax Ordinance (or any other legislation replacing it) which does not cause a taxable benefit. You shall be required to repay such amounts in accordance with the payment arrangements fixed by Partner, and at such time as Partner shall request in writing.

3.6	That you shall remain entitled to indemnification by Partner as provided in this letter of indemnification and release even when you are no longer an officer or director in Partner or in a Subsidiary on Partner’s behalf, as long as the events that led to the payments, costs and expenses for which indemnification is being sought are a result of an action or an inaction taken by you as such officer or director.

3.7	The terms contained in this letter will be construed in accordance with the Israeli Companies Law and in the absence of any definition in the Israeli Companies Law, pursuant to the Israeli Securities Law. Schedule I hereto constitutes an integral part hereof.

3.8	The obligations of Partner under this letter shall be interpreted broadly and in a manner that shall facilitate its implementation, to the fullest extent permitted by law, including, ipso facto, as further expanded in the future, and for the purposes for which it was intended. Without derogating from the generality of the foregoing, it is clarified that with respect to any expansion of indemnification that is currently, or will in the future be, permitted by law following incorporation of specific provisions in Partner’s Articles of Association, such expansion be in effect ipso facto even prior to such incorporation, based on Article 34.1 of the Articles of Association, which allows indemnification to the fullest extent permitted by law. In the event of a conflict between any provision of this letter and any provision of the law that cannot be superseded, changed or amended, said provision of the law shall supersede the specific provision in this letter, but shall not limit or diminish the validity of the remaining provisions of this letter.

3.9	The indemnification under this letter will enter into effect upon your signing a copy of the same in the appropriate place, and the delivery of such signed copy to Partner. It is hereby agreed that your agreement to accept this letter constitutes your irrevocable agreement that any previous undertaking of Partner for indemnification towards you, to the extent granted, shall become void automatically upon your signing this letter. Notwithstanding the above, if this letter shall be declared or found void for any reason whatsoever, then any previous undertaking of Partner for indemnification towards you, which this letter is intended to replace, shall remain in full force and effect.

3.10	Partner may, in its sole discretion and at any time, revoke its undertaking to indemnify hereunder, or reduce the Maximum Indemnity Amount (as defined in section 3.13 below) thereunder, or limit the events to which it applies, either in regard to all the officers or to some of them, to the extent such change or revocation relates solely to events that occur after the date of such change; provided, that prior notice has been given to you of its intention to do so, in writing, at least 60 days before the date on which its decision will enter into effect. No such decision will have a retroactive effect of any kind whatsoever, and the letter of indemnification and release prior to such change or revocation, as the case may be, will continue to apply and be in full force and effect for all purposes in relation to any event that occurred prior to such change or revocation, even if the proceeding in respect thereof is filed against you after the change or revocation of the letter of indemnification and release . In all other cases, this letter may not be changed unless Partner and you have agreed in writing.

3.11	This undertaking to indemnify is not a contract for the benefit of any third party, including any insurer, and is not assignable nor will any insurer have the right to demand participation of Partner in any payment for which an insurer is made liable under any insurance agreement that has been made with it, with the exception of the deductible specified in such agreement. For the avoidance of any doubt in the event of death this letter will apply to you and your estate.

3.12	No waiver, delay, forbearance to act or extension granted by Partner or by you will be construed in any circumstance as a waiver of the rights hereunder or by law, and will not prevent any such party from taking all legal and other steps as will be required in order to enforce such rights.

3.13	The aggregate indemnification amount payable by Partner to all directors, officers and other indemnified persons (including, inter alia, officers and directors nominated on behalf of Partner in Subsidiaries), pursuant to all letters of indemnification issued to them by Partner on or after October 17, 2013, which indemnification letters include a maximum indemnity amount substantially similar to the Maximum Indemnity Amount under this Section 3.13 (the “Maximum Indemnity Amount”), for any occurrence of an event set out in Schedule I hereto (each, an “Event”), will not exceed 25% of shareholders equity (according to the latest reviewed or audited financial statements approved by Partner's Board of Directors prior to approval of the indemnification payment); provided, however, that under the circumstances where indemnification for the same Event is to be made in parallel to you under this letter and to one or more indemnified persons under indemnification letters issued (or to be issued) by Partner containing a maximum indemnity amount which is the higher of 25% of shareholders equity and 25% of market capitalization (the "Combined Maximum Indemnity Amount"), the Maximum Indemnity Amount for you hereby shall be adjusted so it does not exceed the Combined Maximum Indemnity Amount to which any other indemnified person is entitled under any other indemnification letter containing the Combined Maximum Indemnity Amount.

3.14	The Maximum Indemnity Amount shall not be affected in any way by the existence of, or payment under, insurance policies. Payment of the indemnification shall not affect your right to receive insurance payments, if you receive the same (either personally or through Partner or on your behalf) and Partner will not be required to indemnity you for any sums that were, in fact, already paid to you or for you in respect of insurance or any other indemnification obligations made to you by any third party. In the event there is any payment made under this letter and such payment is covered by an insurance policy, Partner shall be entitled to collect such amount of payment from the insurance proceeds. You will return to Partner any amount that you may receive pursuant to this letter, which is based on data or financial results that will later on be found to be erroneous and will be restated in Partner's financial statements, as will be implemented by Partner's Board of Directors.

3.15	If the indemnification amount Partner is required to pay to its directors and other indemnified persons, as mentioned in section 1 above, exceeds at any time the Maximum Indemnity Amount or the balance of the Maximum Indemnity Amount in accordance with section 3.13 above after deducting any indemnification amounts paid or payable by Partner to any of its directors or other indemnified persons at such time (all, as determined and clarified in Section 3.13 above or in the other applicable indemnification letters), such Maximum Indemnification Amount or remaining balance will be allocated among the directors and the other indemnified persons entitled to indemnification, in the same ratio as with respect to any Event the amount for which each individual director or other indemnified person may be indemnified is to the aggregate amount that all of the relevant directors and other indemnified persons involved in the Event may be indemnified.

3.16	The foregoing does not derogate from Partner's right to indemnify you retroactively in accordance with that permitted by the Articles of Association of Partner and applicable law.

4.	Release

4.1
The Company releases you in advance, subject to the provisions of the Companies Law, from your liability towards the Company for any damage caused and/or that will be caused to the Company, insofar as will be caused, in consequence of the breach of your duty of care toward the Company while acting in good faith, in your capacity as an officer or director in Partner or the Subsidiaries for the events and to the extent that will be allowed at the time of release by law. The said release from liability will be for amounts for which the officers or directors are not entitled to indemnification in accordance with the Company's D&O insurance policy.

4.2	Partner may not release you for your liability for: (i) a breach of duty of loyalty towards Partner unless you have acted in good faith and had reasonable grounds to assume that the action would not harm Partner's best interest; (ii) a breach of duty of care done intentionally or recklessly ("pzizut") except for negligence; (iii) an act intended to unlawfully yield a personal profit; (iv) a fine, a civil fine ("knass ezrahi"), a financial sanction ("itzum caspi") or a penalty ("kofer") imposed upon you and (v) a breach of duty of care in a Distribution ("haluka").

4.3	In addition to the limitations of the release according to any law, the release shall not apply to the following cases:

a.
Any counterclaim of the Company against an officer or director as a result of a claim of an officer or director against the Company, except for when the claim of the officer is to protect his rights that stem from labor law in accordance with the law or a personal employment agreement between himself and the Company or a resolution duly adopted by the Company's organs in respect of directors remuneration.

b.
Resolution or transaction in which the controlling shareholder or any officer or director in the Company (including other officers or directors than the officer or director being granted the release) has a personal interest.

5.	Sections 3.6-3.9 and 3.11-3.12 above will apply Mutatis Mutandis to release.

6.
In sections 4 and 5 -"acting" – or any derivative of it as set forth in the Companies Law, including also a decision and/or omission and including all of the actions taken by you before the date of this letter during the periods in which you were employed and/or served as an officer or director of the Company and/or during the periods in which you were an officer, employee or agent of the Company in another corporation in which the Company directly or indirectly holds securities.

7.
For the avoidance of doubt, it hereby determined that this letter of indemnification and release shall not cancel or derogate or constitute a waiver of any other indemnification that the officer or director is entitled to in accordance with the provisions of any law or in accordance with any previous undertaking of the Company and/or previous agreement with the Company, insofar as the said undertaking is legally valid, and from any other resolution of the Company to grant indemnification to an officer or director in the Company. It is hereby clarified that the Company will not be obligated to indemnify an officer or director for the same event, in accordance with any previous undertaking (if and insofar as it will be valid) as well as in accordance with this letter of indemnification and release. In any case in which an officer or director can be indemnified, by law, both in accordance with this Letter of indemnification and release and a previous undertaking of the Company, the Company's Audit Committee (and insofar as the majority of its members have a Personal Interest, a special committee of two directors that do not have a Personal interest shall be formed) shall decide, subject to all legal provisions, according to which undertaking the officer or director should be indemnified.

You should be aware that, insofar as indemnification for liabilities arising under the United States Securities Act of 1933 (the “U.S. Securities Act”) may be permitted to Partner’s directors and officers, Partner has been advised that in the opinion of the U.S. Securities and Exchange Commission (the “SEC”) such indemnification is against public policy as expressed in the U.S. Securities Act and is, therefore, unenforceable. In the event of a claim for such indemnification, Partner will (in accordance with an undertaking given to the SEC), unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the U.S. Securities Act and will be governed by the final adjudication of such issue.

The law of the State of Israel shall govern this Letter of Indemnification and Release and all issues related thereto, without giving effect to any conflicts of law principles. The courts in Tel Aviv, Israel shall have the exclusive local and international jurisdiction, in connection with this Letter of Indemnification and Release , except if an indemnification claim is related to a legal proceeding, already filed by a third party in a different court.

Respectfully,

______________________
On behalf of
Partner Communications Company Ltd.

I accept the terms and conditions of the above. I am aware that Partner has granted (and may grant) indemnification letters with maximum indemnity amounts different from the Maximum Indemnity Amount under this letter (including, without limitation, the Combined Maximum Indemnity Amount) and consequently, the beneficiaries of those indemnification letters may receive higher indemnification amounts than me, and I will have no claim against Partner in that respect. I am also aware that my agreement to accept this letter constitutes my irrevocable agreement that any previous undertakings of Partner for indemnification, to the extent granted, should become void automatically upon my signing this letter. Notwithstanding the above, if this indemnification letter shall be void for any reason whatsoever, then, any previous undertaking of Partner for indemnification towards me shall remain in full force and effect.

Signature: _____________

Name:  ________________

Date:  ________________

Schedule I

Subject to the provisions of the law, the following are the events referred to in section 1.1 of the Letter of Indemnification and Release :

1.	Any offering of Partner’s securities to private investors and/or to the public and listing of such securities, and/or the offer by Partner to purchase securities from the public and/or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any such offering and Partner’s status as a public company or as an issuer of securities.

Without limiting the generality of the foregoing, Partner's public offering of equity in 1999, public offering of debt securities in 2000, public offering of debt securities in 2005 (including any subsequent offer and sale of the debt securities of that class), redemption of debt securities in 2005, shelf registration in 2009, private offering of debt securities in 2009, public offering of debt securities in 2010, private offering of debt securities in 2011, public offering of debt securities in 2011 and shelf registration in 2012.

2.	All matters relating to Partner’s status, obligations and/or actions as a public company, and/or the fact that Partner’s securities were issued to the public or to private investors and/or are or were traded on a stock exchange (including, without limitation, Nasdaq stock market, the Tel Aviv Stock Exchange and the London Stock Exchange), whether in Israel or abroad.

3.	The erection, construction and operation of Partner’s mobile telephone network, including the erection and operation of antennas and other equipment and environmental issues, including undertakings, activities and communications with authorities regarding the foregoing and including the work performed by Partner’s subcontractors in connection therewith.

4.	The purchase, distribution, marketing and sale of handsets, other terminal equipment and any other of Partner’s products and/or any marketing plans and/or publications.

5.	A Transaction, Extraordinary Transaction, or an Activity within the meaning of Section 1 of the Israeli Companies Law, including negotiations for entering into a Transaction or an Activity, the transfer, sale, acquisition or charge of assets or liabilities (including securities) or the grant or acceptance of a right in any one of them, receiving credit and the grant of collateral, as well as any act directly or indirectly involving such a Transaction or Activity.

6.	Investments which Partner and/or its Subsidiaries and/or its affiliates make in other entities whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken or alleged omissions by you in the name of Partner and/or any subsidiary thereof and/or any affiliates thereof as a director, officer, employee and/or a board observer of the entity which is the subject of the transaction and the like.

7.	The merger acquisition or other business combination or restructuring, or any such proposed transaction and any decision related to it (by Partner or another person) of Partner, any subsidiary thereof and/or any affiliate thereof with, of or into another entity and/or the sale or proposed sale of the operations and/or business, or part thereof, or any dissolution, receivership, creditors' arrangement, stay of proceeding or any similar proceeding, of Partner, any of its Subsidiaries and/or any of its affiliates.

8.	Tender offers for Partner's securities, including in connection with Partner's Board of Directors' opinion regarding a Special Tender Offer as defined in the Israeli Companies Law or refraining from such opinion.

9.	Labor relations and/or employment matters in Partner, its Subsidiaries and/or its affiliates and trade relations of Partner, its Subsidiaries and/or its affiliates, including with independent contractors, customers, suppliers and service providers.

10.	The testing of products developed and/or marketed by Partner, its Subsidiaries and/or its affiliates and/or in connection with the distribution, sale, license or use of such products.

11.	The intellectual property of Partner, its Subsidiaries and/or its affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating to intellectual property infringement.

12.	Actions taken (or alleged omissions) pursuant to or in accordance with the policies and procedures of Partner, its Subsidiaries and/or its affiliates, whether such policies and procedures are published or not.

13.	The borrowing or other receipt of funds and any other financing transaction or arrangement, or any such proposed transaction or arrangement, whether or not requiring the imposition of any pledge or lien.

14.	Any Distribution (“haluka” - as defined in the Israeli Companies Law).

Without limiting the generality of the foregoing, any share repurchase and distribution of dividends, including, without limitation, in 2005 and distribution of dividends during the calendar years of 2006, 2007, 2008, 2009, 2010 (including the special dividend distribution as of March 2010, approved by the District Court), 2011 and 2012.

15.	Taking part in or performing tenders.

16.	The making of any statement, including a representation or opinion made by an officer or director of Partner in such capacity whether in public or private, including during meetings of the Board of Directors or any committee thereof.

17.	An act in contradiction to the Articles of Association or Memorandum of Partner.

18.	Any action or omission in connection with voting rights in Partner.

19.          Any action or decision in relation to work safety and/or working conditions.

20.          Actions taken pursuant to any of Partner’s licenses, or any breach thereof.

21.	Decisions and/or actions pertaining to the environment and/or the safety of handsets, including radiation or dangerous substances.

22.	A payment to the harmed party as a result of a violation set forth in Section 52.54(a)(1)(a) (52נד(א)(1)(א)) of the Israeli Securities Law.

22A.	Expenses incurred with respect to a proceeding in accordance with the Restrictive Trade Practices Law of 1988, including reasonable litigation expenses that include attorney fees.

23.	Negotiation for, signing and performance or non-performance of insurance policies.

24.	Events associated with the drawing up and/or approval of financial statements, including the acts or omissions relating to the adoption of financial reports (including International Financial Reporting Standards IFRS), preparation and signing Partner's financial statements, consolidated or on a sole basis, as applicable, as well as the editing or approval of the Directors' report or business plans and forecasts, providing an estimate of the effectiveness of Partner's internal controls and other matters in connection with the financial statements and Directors' report and provision of statements relating to the financial statements.

25.	Events associated with business plans, including pricing, marketing, distribution, directives to employees, customers and suppliers and collaborations with other parties.

26.	Reporting and/or filing of applications or reports, under any applicable law (including immediate reports, periodic or other), disclosure, messaging, providing (or failure to provide) information, statements, declarations, evaluations, presentations, opinions, reviews, requests for approval, or otherwise to any governmental or quasi-governmental authority, stock exchange or regulatory body whether in Israel or abroad.

27.	Actions and any legal process, whether in Israel or abroad, relating, directly or indirectly, to any governmental or quasi-governmental authority, including with respect to trade restrictions, restrictive arrangements, mergers and monopolies.

28.	Investigations conducted against you by any governmental or quasi-governmental authority.

29.	Class actions, including class actions in respect of the environment, consumer protection or complaints, roaming, content services, the Communications Law of 1982, any of Partner’s licenses, Partner’s contracts, and anti-trust, derivative actions or any other legal proceedings against you and/or Partner and/or any of its Subsidiaries in connection with your role and/or activities in Partner or on its behalf.

30.	All matters relating to the change of control transaction, entered into on August 12, 2009, between Advent Investments Pte. Ltd. and Scailex Corporation Ltd. (“Scailex”), under which Scailex agreed to acquire 78,940,104 Ordinary Shares of Partner.

31.	All matters relating to a potential sale of Partner’s securities by ~~Scailex Corporation Ltd.,~~ any ~~affiliates thereof or any other~~ Material Shareholder (“ba’al menaya mahuti”) of Partner.

32.	Transactions or agreements entered into between Partner and any of its shareholders or between shareholders of Partner.

33.	Transfer of information to shareholders or potential shareholders of Partner, including Interested Parties.

34.	All matters relating to breach of Partner contracts.

35.	Activities Partner may pursue in new areas such as transmission services, access to high-speed Internet services, fixed line and long-distance telephony services, cable television and other communication services to subscribers.

36.	Establishment, registration, administration, or making use of registries and information databases, including as required by the provisions of the Protection of Privacy Law of 1981 (including regulations, orders, directives, rules or provisions and instructions) issued by any competent authority or by virtue of those authorities and any decision or other action relating to said law.

37.	A suspicion as to perpetration of an offence and/or breach of a statutory obligation under any law because of an action taken by Partner and that, according to any law, can also be attributed to you and/or because of an action taken by you by virtue of your function as officer or director in Partner and/or that was taken for the sake of Partner and/or on its behalf.

38.	A payment or non-payment to any governmental authority under any applicable law, including the payment of income tax, sales tax, betterment tax on real estate, transfer taxes, excise, value added tax, stamp tax, customs, National Insurance payments, municipal levies, royalty fees or any other fees, levies, financial sanction ("itzum caspi") in connection with any of Partner’s licenses, and including any kind of fines, interest and linkage increments.

39.	Any other actions which can be anticipated for companies of the type of Partner, and which the Board of Directors may deem appropriate.

40.	Any of the foregoing events, relating to your service as an officer or director in any of Partner's Subsidiaries on Partner's behalf.

41.	Any of the foregoing events, as it may relate to 012 Smile Telecom Ltd. or to any company in which it has a direct or indirect interest.

In each of the events specified above, including, without limitation, in connection with documents relating to these matters, and in connection with actions or decisions relating to these matters, and in connection with representations and undertakings made relating to these matters, including, without limitation, such representations and undertakings made towards third parties (including, without limitation, governmental authorities) or towards Partner or anyone on its behalf (including, without limitation, advisors, such as accountants, lawyers, etc.).

In each of the events specified above, reference to any action includes also failure to perform an action (omission) or performing it poorly (including, without limitation, non- performance of an action required under law or performing it in a poor manner that does not comply with the legal requirements), and including, without limitation, making a decision; in each case, unless the context in a specific item above does not allow this interpretation.

Annex “G”

 [THIS IS A CONVENIENCE TRANSLATION OF THE BINDING HEBREW
VERSION OF THE COMPENSATION POLICY FOR OFFICE HOLDERS]

Partner Communications Company Ltd. (“the Company”)

September 28, 2016

Compensation Policy for Office Holders

1.	General

1.1	Pursuant to the provisions of the Companies Law (Amendment number 20), 5773 - 2012 (“Amendment 20”), a Compensation Policy for Office Holders of the Company is hereby being adopted (“the Compensation Policy” or “the Policy”), as this term is defined in the Companies Law, 5759 – 1999, as amended (“the Companies Law”), including section 267.A of the Companies Law. Terms defined in the Companies Law and not defined in this document shall have the meaning ascribed to them in the Companies Law, unless the context dictates otherwise.

1.2	The Terms of Office and Employment of the Office Holders of the Company shall be determined on the basis of the Compensation Policy as defined hereunder (“the Compensation” or “Compensation Plan”) and shall be submitted for approval by the Compensation Committee of the Board of Directors of Partner Communications Company Ltd. (“the Company”), the Company’s Board of Directors or the shareholders (as relevant), as required pursuant to the Companies Law.[1]

1.3	At least once every three years, and after receiving the recommendation of the Compensation Committee, the Company’s Board of Directors shall discuss and decide about approving a Compensation Policy for the Company's Office Holders. The Compensation Committee and Board of Directors shall also review the Company’s Compensation Policy and the need to amend it to conform to the provisions of law from time to time, in the event that a material change in circumstances occurs from those that had existed when the Policy was last approved or for other reasons. The Compensation Policy shall be submitted for the approval of the General Meeting as required pursuant to the Companies Law. However, to the extent permitted by law, if the General Meeting shall oppose approving the Policy, the Compensation Committee and Board of Directors shall be able to approve the Policy, after having held another discussion of the Policy and after having determined, on the basis of detailed reasoning, that, notwithstanding the General Meeting’s opposition, the adoption of the Policy is for the benefit of the Company.

[1]	Insofar as the Office Holder is holding office through a company under his ownership, the provisions of the Compensation Policy shall apply mutatis mutandis: the Compensation to an Office Holder shall be paid against an invoice and not as a salary, and the components of the Compensation will be normalized so that, in economic terms, they will conform to that stated in this Policy.

1.4	The Compensation Policy shall remain in effect in its current format for a three-year period as of the date of approval of the Compensation Policy by the General Meeting of the shareholders or until amended or terminated by the Company’s relevant organs, subject to all statutory provisions. If the General Meeting of the shareholders does not approve the Compensation Policy and the Company’s Board of Directors shall resolve to adopt it notwithstanding the General Meeting’s opposition as stated, then the Compensation Policy shall remain in effect for a three-year period as of the date of the Board of Directors’ approval as stated. To dispel any doubt, it is stated that the provisions of the Compensation Policy, unless explicitly noted otherwise, shall also apply to the annual Bonus in respect of 2016 (the indices and targets for determining bonuses were defined at the beginning of 2016).

1.5	The Compensation Policy, as specified hereunder, was formulated during an orderly internal process conducted at the Company in conformity with the provisions of Amendment 20, and is based on principles that enable a proper balance between the desire to reward Office Holders for their achievements and the need to ensure that the structure of the Compensation is in line with the Company's benefit and with the Company’s overall strategy over time. The purpose of the Policy is to set guidelines for the mode of compensation of the Company’s Office Holders. The Company’s Management and the Company’s Board of Directors deem all of the Office Holders of the Company as partners in the Company's success and the holistic approach to Office Holders’ Compensation derives from this view. This document presents the indices that derived from the principles of the formulated Compensation Policy, as specified hereunder in clause 5.

1.6	It is hereby clarified that no statement in this document purports to vest any right to the Office Holders to whom the principles of the Compensation Policy apply, or to any other third party, and not necessarily will use be made of all of the components and ranges presented in this Policy.

1.7	The purpose of the Policy is to set guidelines for the mode of compensation of Office Holders of the Company. Therefore, the indices presented are intended to prescribe an adequately broad framework that shall enable the Compensation Committee and Board of Directors of the Company to formulate a personal Compensation Plan for each Office Holder or a particular compensation component according to individual circumstances (including unique circumstances) and according to the Company’s needs, in a manner that is congruent with the Company's benefit and the Company’s overall strategy over time.

2.	Definitions

“Phantom Options” – virtual options that represent a theoretical holding of a particular number of stock options of the Company. They vest a right to the value of the stock, similarly to stock options that are exercisable while offsetting the exercise price; i.e., they reflect only the benefit component generated for the offeree, if any has been generated, on the exercise date. On the exercise date of the Phantom Options, the offeree will receive the sum equivalent to the difference between the theoretical exercise price of each option and the share price on that date. In other words, when exercising the Phantom Options, the offerees are not receiving the underlying shares, but rather, if the share price has risen above the exercise price, they receive a financial gain according to the rise in value of the Company’s shares underlying the Phantom Options they hold, from the option allotment date until the exercise date (i.e., the difference between the base price of the theoretical exercise price of the Phantom Option and the determinant share price on the exercise date). The calculation uses a formula according to predefined conditions outlined in the Phantom Option plan.

“Restricted Stock Units” – an undertaking to grant one share in respect of each unit at the end of the predefined vesting period (provided that the offeree is employed at the Company on that date) and subject to predefined conditions. These units are exercisable for shares of the Company at an exercise price that is the par value of the Company’s share. Since the units do not constitute shares, they are not eligible for rights that shares of the Company confer, such as the right to vote and the right to dividends. Nonetheless, similarly to options, various adjustments might be made to the units so that they will be eligible for dividends or so that they will be adjusted due to distributions and changes in equity, such as splitting/consolidation of shares and a distribution of bonus rights. The Restricted Stock Units may be held in trust by a trustee.

“Restricted Shares” – restricted shares that are issued to offerees and are subject to a vesting period, so that offerees cannot sell the shares until the end of the vesting period. The shares are to be held in trust by a trustee in favor of the offerees and shall vest the offerees full rights, including voting rights (voting by virtue of these shares shall be arranged in advance during the blocked period) and the right to receive dividends (which shall be held in trust by the trustee until the end of the blocked period). Apart from special cases that are explicitly defined, the trustee shall return shares to the Company that it is holding in favor of offerees who are no longer employed by the Company when the shares vest, as well as any additional sum held by the trustee that has accrued in respect of these shares.

“Bonus” – a one-time payment (or divided into a number of payments) that is not an Ongoing Remuneration and that is not Equity Compensation.

“Severance Bonus” – as this term is defined in the Companies Law from time to time. As of the adoption date of this Policy – a Bonus, payment, remuneration, compensation or any other benefit given to an Office Holder in relation to the termination of his position at the Company.

“Monthly Salary” – an Office Holder’s monthly salary, excluding social allocations and additional benefits.

“Office Holder” – as this term is defined in the Companies Law from time to time. Correct to the adoption date of this Policy – general manager (CEO), chief business manager (CFO), deputy general manager, vice general manager, any person performing such a function in the Company even if under a different title, and a director, or a manager directly subordinate to the general manager.

“Variable Component” – any payment in respect of the holding of an office or employment that is not part of the Ongoing Remuneration, when all or a portion of the payment depends on variables that are unknown at the time the payment is determined, such as an annual Bonus, a portion of which is contingent upon future financial results, or Equity Compensation, but not a Bonus that is calculated according to the duration of the period of employment (including a Severance Bonus).

“Fixed Component” – the cost of the Ongoing Remuneration and any other payment in respect of the holding of an office or employment, that is entirely independent of variables that are unknown at the time the payment is determined, such as a Bonus that is calculated according to the duration of the period of employment (including a Severance Bonus and a Retention Bonus).

“Ongoing Remuneration” – the cumulative Monthly Salary during a period of twelve months, including the base salary and social allocations and additional benefits, which may include: allocations in respect of a provident fund, pension, severance pay, annual vacation, 13th salary, continuing education fund, loss-of-work-capacity insurance, National Insurance contributions (the employer’s contribution), participation in various expenses, such as tuition, etc., convalescence pay, car, mobile and residential phones, Internet services, vacation, holiday gift, as well as grossing up in respect of a car and in respect of mobile and residential phones.

“Equity Compensation” – options, Phantom Options, Restricted Stock Units, Restricted Shares, as described below, or any other equity compensation that is based on securities of the Company.

“The Existing Equity Incentive Plan” – the Company’s Equity Incentive Plan.2

[2]	Amended and Restated 2004 Company Equity Incentive Plan and any other equity incentive plan of the Company that will be approved in the future.

 “Compensation Plan” – a plan that relates to the Terms of Office or Employment of an Office Holder or a number of Office Holders of the Company, in relation to a particular matter or a variety of matters.

“Terms of Office and Employment” of an Office Holder – as this term is defined in the Companies Law from time to time. Correct to the adoption date of this Policy – the Terms of Office or Employment of an Office Holder, including the granting of an exemption, insurance, an undertaking to indemnify, or indemnification under a permit to indemnify, Severance Bonus, and any benefit, other payment or undertaking of a payment as stated, which are being given because of service or employment as stated.

3.	Policy, supervision and control over the Office Holders’ Compensation

The Office Holders’ Compensation Policy shall be approved by the Company’s Board of Directors following the process specified hereunder:

3.1	The Board of Directors is responsible for managing and implementing the Compensation Policy and for all operations required for this purpose, and has the authority to interpret the provisions of the Compensation Policy in any instance of doubt as how to implement it. Without derogating from that stated and subject to the requirements of the Companies Law, subsequent to its approval by the Compensation Committee, the Board of Directors shall formulate and approve a Compensation Plan for Office Holders, while referring to the Compensation Policy and while referring to data to be submitted for this purpose by the Company’s CEO or any delegate on his behalf at the time of the relevant review.

3.2	Notwithstanding all that stated in this Policy, prior to adopting a resolution regarding the granting of compensation pursuant to this Policy, the Board of Directors may decide (upon the recommendation of the Compensation Committee) to reduce or cancel amounts of the Bonuses (or a portion thereof) that shall be calculated by virtue of the approved Compensation Plans, for the reasons specified in this document and particularly, due to the Company’s results, as well as other considerations, the reasons for which shall be specified.

3.3	As is required and pursuant to the provisions of Amendment 20, the Company’s Board of Directors has appointed a board committee to address compensation issues (hereinabove and hereinafter: “the Compensation Committee”), inter alia, for the purpose of performing its functions as required pursuant to the provisions of section 118.B. of the Companies Law:

(1)	to recommend the Compensation Policy for Office Holders to the Board of Directors;[3]

[3]	As stated above, the Compensation Policy shall be reviewed and approved at least once every three years.

(2)	to recommend that the Compensation Policy be updated from time to time, and to review its implementation;

(3)	to decide whether to approve transactions involving Terms of Office and Employment of an Office Holder, director and controlling shareholder or a relative thereof; and

(4)	to decide whether to exempt the Terms of Office of a candidate for the office of CEO from the need for approval by the General Meeting.

3.4	Correct to the adoption date of this Policy, three members have been appointed to the Compensation Committee, comprised of all of the incumbent external directors of the Company and one independent director. Correct to the adoption date of this Policy, the following directors have been appointed to the Compensation Committee of the Board of Directors:

●	Mr. Barry Ben-Zeev (committee chairman; external director)

●	Dr. Michael Anghel (external director)

●	Mr. Arik Steinberg (independent director).

3.5	The Board of Directors or the Compensation Committee may receive the assistance of external consultants for the purpose of formulating or updating the Compensation Policy and for supervising and controlling the approved Policy, to the extent that shall be deemed appropriate.

3.6	The Company’s Board of Directors shall discuss and determine the procedure for supervising the proper implementation of the Compensation Policy, in order to ensure that it is being implemented and, with the assistance of the Compensation Committee, the Board shall periodically review the implementation of the Policy (at least once a year) and shall prescribe rules for control, reporting and rectification of Policy deviations, all as specified hereunder in clause 10.

3.7	Furthermore, any payment that is not an Ongoing Remuneration that shall be paid to an Office Holder pursuant to his/her particular Compensation Plan, insofar as it shall be paid, and which constitutes a Variable Component or a Fixed Component, is not and shall not be deemed part of the Office Holder’s base salary, for all intents and purposes.

4.	Principles of the Compensation Policy for Office Holders

The Compensation Policy was formulated in conformity with the resolution of the Company’s Board of Directors, with the aim of advancing the Company’s objectives, its work plans and its policies with a long-term perspective, and in a manner that creates appropriate incentives for the Company’s Office Holders, while taking into account, inter alia, the Company’s risk management policy, the size of the Company, its financial position and the nature of its operations.

The Company designed the mechanism for compensating Office Holders in a manner intended to encourage them to improve the Company’s business processes and mode of operation and to encourage them to increase the Company’s profitability over time. The Compensation Policy was set in a manner that is congruent with the Company’s business strategy and constitutes an incentive to implement it, and in a manner designed to enhance the Office Holders’ sense of identification with the Company and its activities, increase their satisfaction and motivation and to ensure that the Company can retain those Office Holders who have been contributing to the Company over time.

The Compensation Policy prescribes an outline of principles whereby a Compensation Plan shall be defined for each of the Office Holders, which is generally comprised of three components – Ongoing Remuneration, Annual Bonus and Equity Compensation, all being pursuant to the principles specified hereunder in this document.

5.	Outline for defining a personal Compensation Plan for Office Holders of the Company

A personal Compensation Plan shall be defined for each of the Office Holders of the Company on the basis of the following outline and subject to the principles prescribed in the outline. Each Office Holder shall be informed of his/her personal Compensation Plan.

5.1	A personal Compensation Plan or a portion thereof may be arranged within the scope of a plan that applies to all or a portion of the Office Holders. The following practical considerations shall be taken into account when approving a personal Compensation Plan for an Office Holder:

5.1.1	The Office Holder’s education, qualifications, expertise and professional experience and achievements in his/her current position and, to the extent relevant, in his/her previous position;

5.1.2	The Office Holder’s position, spheres of responsibility and previous remuneration agreements signed with the Office Holder;

5.1.3	The ratio between the cost of the Office Holder’s Terms of Office and Employment and the cost of the remuneration of the rest of the employees of the Company and the employees of contractors who are working for the Company, and particularly, relative to the average and median remuneration of employees as stated[4]; whether this ratio is appropriate and why, and the impact of the gaps between them on the labor relations in the Company, if there is any impact;

In this context – “employees of contractors who are working for the Company” – as defined in the Companies Law from time to time.

[4]	In 2015, the ratio between the cost of the CEO's remuneration and the cost of the average remuneration of the rest of the Company’s employees (who are not Office Holders) is 26.5, and compared to the cost of the median remuneration of the employees is 40.4; the ratio between the cost of the average remuneration of an Office Holder who is not the CEO and the cost of the average remuneration of the rest of the Company’s employees (who are not Office Holders) is 9; and compared to the cost of the median remuneration of the employees is 13.7.
The ratios stated above were calculated without taking into account the Equity Compensation component, since some of the options held by the Company’s employees are "out of the money" and there is a concern that the inclusion of this component may cause a misleading perception with respect to the value of the benefit to the beneficiary. Nevertheless, for the sake of completing the disclosure, detailed below are the ratios between the costs that include the Equity Compensation component: the ratio between the cost of the CEO's remuneration and the cost of the average remuneration of the rest of the Company’s employees (who are not Office Holders) is 31.6, and compared to the cost of the median remuneration of the employees is 49.2; the ratio between the cost of the average remuneration of an Office Holder who is not the CEO and the cost of the average remuneration of the rest of the Company’s employees (who are not Office Holders) is 11.3; and compared to the cost of the median remuneration of the employees is 17.6.
In 2015, the ratio between the Variable Components together with the Equity Compensation and the Fixed Components is as follows: with respect to the CEO's compensation, the ratio is 0.54; with respect to the average compensation of other Office Holders (excluding the CEO), the ratio is 0.56.
The ratios stated above were calculated according to the Company's records with respect to the cost of the employees' remuneration and accumulated benefits in 2015. The cost of the remuneration of an Office Holder who is not the CEO was calculated with respect to the Office Holders who held office during 2015, except for Office Holders who held office in the Company for less than one quarter in that year, and except for Office Holders who are no longer holding office in the Company on the publication date of this Compensation Policy, since the inclusion of these Office Holders would have unreasonably distorted the said data. Furthermore, the cost of the remuneration of the incumbent CEO and of those Office Holders who held office during only a portion of 2015 (more than one quarter of that year) was taken into account for the purpose of calculating a full year’s cost of remuneration. In addition, the cost of remuneration of employees of contractors who are working for the Company was not included in the cost of the employees' remuneration, since the inclusion of the cost of remuneration of employees of contractors in this calculation would have negligible impact and would not have led to a materially different outcome.

5.1.4	Insofar as the Compensation Plan shall include Variable Components, the considerations should include, inter alia: the Office Holder’s contribution to the achievement of the Company’s targets and to the maximizing of its profits, all from a long-term perspective and depending upon the Office Holder’s position. The Board of Directors shall have discretion with regard to reducing the Variable Components, inter alia, as stated above in clauses 3.2 and 3.7.

5.2	Directors’ Compensation

5.2.1	The securities of the Company are listed for trading in Israel and in the United States. As a result, inter alia, the burden imposed on the Company’s directors, as well as their responsibility, derive from the requirements of both legal systems. Furthermore, the Company operates in an extremely competitive sphere of business activity in a challenging regulatory environment, and this requires our directors to possess considerable expertise. In order to retain high-quality directors who possess expertise and contribute significantly to the Company, the Company believes that they should be compensated commensurately.

5.2.2	By virtue of their capacity as directors, the members of the Company’s Board of Directors and members of Board committees shall be entitled to compensation, which includes an annual financial compensation and compensation for participation in meetings, in conformity with the provisions of the Companies Regulations (Rules regarding Remuneration and Reimbursement of Expenses to External Directors), 5760 – 2000 (hereinafter: “the Remuneration Regulations”). As long as it holds true that each of the members of the Board of Directors is an expert in his/her field, considering his/her education, qualifications, expertise and professional experience (not necessarily financial and accounting expertise or professional qualification), the financial compensation to each director shall be the same, apart from the Chairman. Additionally, the directors shall be entitled to reimbursement of expenses and shall benefit from the Company’s Office Holders’ insurance policy and from letters of indemnification and release that have been or shall be granted during this period (as stated hereunder in clause 6). The Company shall be able to grant directors an Equity Compensation, provided that the granting of an Equity Compensation to the External Directors shall be made through an allotment of Restricted Shares or through the use of any other equity instrument, but not by way of granting options and subject to Regulation 8.B of the Remuneration Regulations. Beyond that stated above, no additional compensation shall be given to Office Holders in their capacities as directors.

For this purpose, the Company’s Compensation Committee and Board of Directors shall consider the director’s education, qualifications, expertise and professional experience and achievements, the creation of uniformity in the Compensation to the directors (subject to special circumstances) (or in the method of calculating it), the advancement of the Company’s objectives, its policy from a long-term perspective, the creation of suitable incentives for directors of the Company (considering, inter alia, the Company’s risk-management policy), the size of the Company and the nature of its operations, but without it being required to take into account the other considerations specified in section 267.B.(a) of the Companies Law, or the matters and parameters specified in the First Addendum A to the Companies Law, since they are irrelevant, intrinsically, under the specific circumstances at the Company.

5.2.3	Notwithstanding that stated above in clause 5.2.2, the Company has the discretion to grant the Chairman of the Board a higher compensation, that shall take into account the additional work imposed on him, the additional time that the Chairman of the Board is required to devote to the performance of his role, and, insofar as the Chairman of the Board is an active chairman, also the appointment percentage at which he shall be employed. The compensation to the Chairman of the Board for the fixed and variable compensation components (in cash and equity) shall not exceed 80% of the possible conditions of the CEO of the Company in accordance with the Compensation Policy.

5.3	The ratio between the Fixed Components and the Variable Components (equity and non-equity) and maximums set for Variable Components

When the Company institutions consider approving a personal Compensation Plan for an Office Holder or any particular compensation component in the said plan, the ratio between the Fixed Components (including the Ongoing Remuneration) and the Variable Components in the personal Compensation Plan of the relevant Office Holder shall be examined, in accordance with the rules set out in this Policy.

The Compensation Policy strives to reach an appropriate balance between the Variable Components and the Fixed Components of the Office Holder’s Compensation, in order to ensure that the Variable Components do not create conflicts with the Company’s overall long-term interests.

As a rule, the total of the Variable Non-Equity Components to be given to an Office Holder in respect of a single calendar year shall not exceed one (1) multiple of the Fixed Components in that year and, to the CEO, shall not exceed one and one half times (1.5) the Fixed Components in that year; the total of the Variable Equity Components to be given to an Office Holder in respect of a single calendar year shall not exceed three (3) times the Fixed Components in that year. In this regard, the Variable Equity Components for a single calendar year (cumulatively) shall be assessed according to the economic value on the grant date of any Variable Component distributed linearly over the vesting period (years) and not according to the accounting value attributed to that year. The total of all of the Variable (equity and non-equity) Components to be given to an Office Holder in respect of a single calendar year shall not exceed four (4) times the Fixed Components in that year. Insofar as an Office Holder worked at the Company for a period of less than one calendar year, the calculation shall be performed on a pro rata basis.

A.	The Fixed Component

5.4	Ongoing Remuneration

(That stated in this clause is the maximum level and does not confer a right to any employee to demand these terms)

5.4.1	Monthly Salary

When determining the Monthly Salary for Office Holders of the Company, the Company uses benchmark salaries in order to compare the reasonability and outward fairness of its compensation system, the aim being to recruit and retain key Office Holders at competitive market conditions. The comparative survey is conducted by the Company’s professional compensation advisor and focuses on companies operating in the same business environment as that of the Company, while considering the sizes and characteristics of the surveyed companies (including the volume of revenues, the profitability rate, the number of employees, the operating arena, etc.). In order to ensure that the sampling is representative, the comparison is performed relative to 15 – 25 companies, each of which has an operating turnover of at least NIS 1 billion, and an employee workforce in excess of 1,000 employees.

The compensation levels of the Company’s Office Holders shall be within the customary range for Office Holders at the surveyed companies according to the findings of the comparative survey, and according to the judgment of the Company’s Compensation Committee and Board of Directors. . The Monthly Salaries to be defined for Office Holders of the Company shall be up to a maximum of the 90th percentile relative to the monthly salaries of corresponding office holders at the benchmark companies.
The Monthly Salary is linked to the consumer price index (CPI), as published by the Central Bureau of Statistics and, as a rule, is updated on a monthly or quarterly basis according to the CPI of the month preceding the month for which the salary is being paid. If the CPI is negative, the Monthly Salary is not reduced accordingly; however, a negative CPI is offset from the next positive CPI. Any cost-of-living increase to be paid, if any, is deducted from each salary update.

5.4.2	Advance notice

As a rule, the advance-notice period prescribed in Office Holders’ employment agreements shall not exceed three months during the first year of employment, and six months as of the second year of employment. As a rule, the Office Holder is required to be at the service of the Company during the advance-notice period. The Company shall be allowed to waive the employment of the Office Holder during the advance-notice period, while paying the Ongoing Remuneration that would have been due to the Office Holder during this period were it not for the advance notice.

5.4.3	Adjustment period

The adjustment period prescribed in Office Holders’ employment agreements shall not exceed three months during the first year of employment, and six months as of the second year of employment.

5.4.4	Additional fringe benefits

5.4.4.1	Annual vacation, sick days and Office Holders’ routine annual medical examination

The Office Holders are entitled to vacation (the maximum vacation time shall not exceed 30 days per annum and the accumulation of vacation days may be restricted), sick days (the maximum number of sick days shall not exceed 30 days per annum and the accumulation of sick days may be restricted) and a routine annual medical examination according to the Company’s procedures.

5.4.4.2	Allocations to a pension plan and to a continuing education fund

The Company executes allocations and deductions from the Office Holders’ salary to a pension fund, to an Office Holders’ insurance plan or to a combined plan and to loss-of-work-capacity insurance, according to the Office Holder’s choice.

The Company executes allocations and deductions from the Office Holders’ salary to a continuing education fund, according to the Office Holder’s choice.

5.4.4.3	Car and phone

The Company may make available a company car of manager class for the Office Holders’ work-related purposes, and assumes the related expenses and, as a rule, also assumes the grossing up of the relevant tax, according to the instructions of the Income Tax Authority. The Company has the option of choosing to pay vehicle maintenance according to the Company's policy, as it may be from time to time.

The Company provides a mobile phone to the Office Holders and covers the cost of the use thereof, as a rule, only in Israel (however, for certain Office Holders, also international calls from Israel and from abroad). The Office Holders assume the value in use of the cell phone, according to the instructions of the Income Tax Authority. The Office Holders are entitled to purchase cellular phones from the Company at prices that will be determined by the Company, so long as the price of such phone shall not be less than 80% of the cost price of the phone and they will be entitled to benefit from tariff plans that are offered to Company employees as shall be customary from time to time.

The Office Holders are entitled to reimbursement of per diem expenses, hospitality and lodging in Israel and abroad, according to the Company’s procedures.

5.4.4.4	Additional benefits

The Company shall be allowed to grant additional benefits to the Company’s Office Holders, at a ratio that shall not exceed 10% of the annual cost of the relevant Office Holder’s Fixed Component.

B.	The Variable Component

5.5	Bonuses

5.5.1	Annual Bonus

The minimum criterion for receiving the annual Bonus is that the total EBITDA5 shall not have decreased by more than 35% of the EBITDA for the year preceding the year in respect whereof the bonus is payable6.

When calculating achievement of the EBITDA target and those targets constituting the basis for the annual Bonus, as specified hereunder, the Compensation Committee and the Board of Directors shall be allowed to neutralize those non-recurrent and exceptional events which, if taken into account, would lead to an outcome that, in their opinion, does not serve the objectives underlying the granting of the annual compensation and that undercompensates or overcompensates the Office Holders other than according to their performance.

Determination of the annual Bonus to Office Holders

5.5.1.1	The annual Bonus is based on targets at the level of the Company, the division and at a personal level, which are defined annually around the beginning of the calendar year, and usually, by no later than the end of February of that year, as specified hereunder.

[5]	It should be noted, that for the purpose of determining whether the minimum criterion for receiving the annual Bonus is met, the Company will calculate the EBITDA in a consistent manner, identical to the manner in which it calculated this data until now and according to which it reported the EBITDA data in its annual financial reports.
[6]	The minimum criterion for receiving the annual Bonus was set in light of the high volatility that is characteristic of the Israeli telecommunications market and in light of the sharp decrease in the Company's EBITDA over the past three years. For the avoidance of doubt, the minimum criterion for receiving the 2016 annual bonus that was determined in the Former Compensation Policy shall apply.

5.5.1.2	The sum of the maximum annual Bonus to any Office Holder shall be set in advance, as specified in this Policy, in a manner that ensures an appropriate balance between the Bonus and the Fixed Components in the Office Holder’s Compensation Plan, and that is consistent with the limits specified above in clause 5.3.

5.5.1.3	The sum of the annual Bonus that shall actually be paid to an Office Holder, shall be calculated using a formula that usually takes into account the following three components: achievement of the Company’s targets, achievement of the division’s targets and a personal evaluation of the relevant Office Holder, as specified in the annual Bonus plan (“the Formula” and “the Annual Bonus Plan,” as relevant) and as specified hereunder:

(a)	The Company’s targets

Key targets shall be selected from all Company targets included in the annual budget, which shall constitute a foundation for calculating the ratio at which the Company’s targets were achieved, and which are defined while considering, inter alia, the Company’s risk management policy, and the long-term perspective (“the Company’s Key Targets”). Such targets and indices may be the Company’s net profit; an EBITDA target; market share; churn rate; cash flow, subscriber base, ARPU (Average Revenue Per User) base target, quality of service target, completion of major projects, etc., and shall include, inter alia, targets that serve long-term objectives. Each of the Company’s Key Targets will be assigned benchmarks having numerical values that are deemed achievable targets, so that achievement of the exact numerical target prescribed in the Annual Bonus Plan shall constitute achievement of 100% of the target. Numerical values shall also be defined that shall constitute the threshold target, which, if not achieved, will disqualify the employee for a Bonus in respect of that specific target, and numerical values shall be defined that shall constitute the upper limit for calculating the percentage at which a specific target has been achieved. The actual percentage at which targets are achieved shall be calculated according to the aforesaid benchmarks and can reach the maximum level to be defined for each target specifically in the Annual Bonus Plan (including achievements exceeding 100% of the target, subject to the maximum annual Bonus as stated above in clause 5.5.1.2). The Annual Bonus Plan, including the determination of the Company’s Key Targets, their numerical values according to the Company’s budget and the minimum and maximum benchmarks, shall be prepared annually, and is subject to the approval of the Company’s Compensation Committee and Board of Directors. The weight to be assigned to this category (“Company targets”) in the Formula for any given Office Holder shall range between 30% and 90%.

(b)	The Division’s targets

Key targets shall be selected from all of the division targets under the purview of the relevant Office Holder that are included in or derive from the annual budget. These selected targets shall constitute the basis for calculating the percentage at which the division’s targets have been achieved, and shall be defined while taking into account, inter alia, the Company’s risk-management policy and the long-term perspective (“the Division’s Key Targets”). Such targets and indices may be: profitability index; market share; growth index; operating and service indices; an index of compliance with internal procedures; contribution to the formulating of targets and to the leading of processes relating to corporate governance and compliance with provisions of law; compliance with regulations; contribution to the performance and advancement of strategic content and targets; an index of reaching milestones in major projects, etc., and shall include, inter alia, targets serving long-term objectives. Each of the Division’s Key Targets shall be assigned benchmarks having numerical values that are deemed achievable targets so that achievement of the exact numerical target prescribed in the Annual Bonus Plan shall constitute achievement of 100% of the target. Numerical values shall also be defined that shall constitute the threshold target, which, if not achieved, will disqualify the employee for a Bonus in respect of that specific target, and numerical values shall be defined that shall constitute the upper limit for calculating the percentage at which a specific target has been achieved. The actual percentage at which targets are achieved shall be calculated according to the aforesaid benchmarks and can reach the maximum level to be defined for each target specifically in the Annual Bonus Plan (including achievements exceeding 100% of the target, subject to the maximum annual Bonus as stated above in clause 5.5.1.2). The Division’s Key Targets, their numerical values and the minimum and maximum benchmarks shall be submitted by the Company’s CEO for the approval of the Company’s Compensation Committee and Board of Directors. The weight to be assigned to the “Division Targets” category in the Formula for any given Office Holder shall range between 10% and 70%.

(c)	Personal evaluation

The Company’s CEO shall present his personal evaluation of Office Holders reporting to the CEO to the Company’s Compensation Committee and to the Board of Directors. The Chairman of the Company’s Board of Directors shall present his personal evaluation of the Company’s CEO to the Company’s Compensation Committee and to the Board of Directors. These evaluations shall relate, inter alia, to nonfinancial indices, including the Office Holder’s long-term contribution and his/her long-term performance. The weight to be assigned to the “personal evaluation” category in the Formula for any given Office Holder shall not exceed 20% or three monthly salaries per annum, whichever is higher.

(d)	It is hereby clarified that the aggregate weight to be assigned to all three of the aforesaid categories in the Formula shall be 100%.

The breakdown of the targets in each measurable category and the relative weight of each of the measurable categories shall be tailored to each Office Holder individually, depending on the seniority of the Office Holder and the organizational division to which the Office Holder is assigned or that is under his/her purview.

5.5.1.4	Upon the approval of the Company’s annual results (in the first quarter of the year following the relevant budget year), the annual Bonus to be paid to each Office Holder shall be calculated according to the relevant Formula in the Annual Bonus Plan, based on the relevant group of targets from among the Company’s Key Targets, the Division’s Key Targets and the personal evaluation of each Office Holder. Eligibility for the annual Bonus and the sum thereof shall be determined according to the following rules: if the total achievement of targets is at a ratio that is lower than the defined minimum threshold of 60%, the Office Holder shall not be eligible for any Bonus whatsoever. If the total achievement of targets is at the ratio of at least 60%, the annual Bonus will be calculated according to an index – that determines the sum of the Bonus with respect to each target achievement ratio in terms of multiples of the base salary, all as set forth in the Annual Bonus Plan.

5.5.1.5	Eligibility for a Bonus in respect of a partial period of employment

An annual Bonus shall be paid only to those Office Holders who worked at least eight months at the Company7 during the calendar year in respect whereof the annual Bonus is being paid. In relation to any Office Holder whose employment begins in January – April of a particular calendar year, an annual Bonus shall be calculated proportionately, which takes into account the start date of his/her employment. An Office Holder whose employment begins later in a calendar year shall not be eligible for an annual Bonus in that calendar year.

5.5.2	Severance Bonus

5.5.2.1	Without derogating from existing agreements or from that stated below in clause 5.5.3, the Company shall not engage in an agreement that commits in advance to grant a Severance Bonus to an Office Holder, but it shall be able to commit to grant a Severance Bonus to an Office Holder, ad hoc, only under exceptional circumstances and based on reasons of great importance, which shall be detailed in the resolutions of the Company's relevant institutions. That stated in no way prejudices stipulations in existing agreements regarding Severance Bonuses.

[7]	For the purpose of clarification only, the term “worked at the Company” also encompasses an advance-notice period.

5.5.2.2	The Severance Bonus, if granted, shall be granted commensurate to the Office Holder’s Terms of Office or Employment. The Compensation Committee and Board of Directors of the Company can grant Severance Bonuses to Office Holders of the Company by virtue of this Compensation Policy, which shall be calculated on the basis of their Ongoing Remuneration and shall not exceed 25% of the Ongoing Remuneration for each year of employment at the Company, or, in exceptional instances, when a predefined period of employment is approved, which shall not exceed three years, the Severance Bonus shall reflect the consideration that the Office Holder would have been entitled to receive had he/she worked throughout the entire said period. As a rule, an Office Holder’s minimum period of office or employment that shall qualify for a Severance Bonus shall be at least twelve (12) months of employment at the Company.

5.5.2.3	The decision-making with regard to a Severance Bonus shall consider the Office Holder’s contribution to the achievement of the Company’s targets and to the maximizing of its profits, and shall be calculated while considering the Company’s performance during the Office Holder’s incumbency, as shall be decided by the Board of Directors.

5.5.2.4	The decision-making with regard to a Severance Bonus shall take into account the circumstances of the Office Holder’s severance and how they affect the Office Holder’s right to the Severance Bonus. Naturally, a Severance Bonus shall not be given under circumstances of the commission of fraud against the Company.

5.5.2.5	It is hereby clarified that the adoption of this Compensation Policy shall in no way prejudice the existing rights of any Office Holder relative to Severance Bonuses that were approved prior to the adoption of this Policy, on which the Office Holders relied during their employment.

5.5.3	Special Bonuses

In addition to the annual Bonuses and any other compensation described in this Policy, the Board of Directors of the Company (upon the recommendation of the Compensation Committee) shall have the authority, in accordance with its discretion, to award special Bonuses – ad hoc – under special circumstances, such as Office Holder retention relating to the sale of the Company or the transfer of the control over the Company. This special Bonus shall be calculated separately and in addition to any other type of compensation described in this Policy. The special Bonus as stated shall be according to the criteria to be prescribed by the Compensation Committee and the Board of Directors of the Company, and shall be within the range that is customary in the market for Office Holders holding similar positions, provided that such compensation shall not exceed one (1) multiple of the Fixed Components of the Office Holder in the relevant calendar year8, without this requiring an additional approval by the shareholders. In addition, under circumstances as stated, the Compensation Committee and the Board of Directors of the Company shall also be able to extend an Office Holder’s adjustment period for a period not longer than nine months and/or to determine that the Company shall pay the Office Holder his/her compensation terms in their entirety during an additional period, which shall not exceed 12 months beyond that prescribed in this Compensation Policy.

5.6              Equity Compensation – options, Phantom Options, Restricted Stock Units, Restricted Shares

5.6.1	The use of an equity-based compensation enables alignment between the Office Holders’ targets and the objectives of the shareholders, creates a retention component in the Compensation Plan that takes a long-term perspective on the Company’s results, and motivates the Office Holders to work for the benefit of the Company under long-term policy considerations and with controlled risk-taking. Equity Compensation can be offered in a track either with or without a trustee, including a capital-gains track or an employment-income track, as the Company’s institutions shall decide.

5.6.2	The terms of a Compensation Plan that include Equity Compensation should provide adequate incentives to maximize the Company’s long-term value. Among the relevant parameters for ensuring the creation of such incentives are: the expected volume of dilution, the plan's economic value, the exercise prices and the vesting period.

[8]	The relevant calendar year - the calendar year preceding the date of the decision to grant the bonus or the calendar year during which the decision was adopted, as to be decided by the Compensation Committee and the Company's Board of Directors in accordance with the specific circumstances.

5.6.3	The exercise price of options shall be determined according to one of the following alternatives: (1) the exercise price shall not be less than the average closing price of the Company’s share during the thirty trading days on the Tel-Aviv Stock Exchange preceding the grant date, with the addition of a 5.0% premium; or (2) the exercise price shall not be less than the average closing price of the Company’s share during the thirty trading days on the Tel-Aviv Stock Exchange preceding the grant date, while the vesting of the options will be subject to achieving targets set by the Company's Compensation Committee and Board of Directors. For the avoidance of doubt, the resolution with respect to the alternative to be implemented will be adopted only at the time of the grant.

5.6.4	As a rule, the minimum holding or vesting period of Variable Equity Components shall be three years (divided into tranches that shall vest throughout the period, with the minimum vesting period relative to each tranche being one year). This minimum vesting period serves to constitute adequate incentive from a long-term perspective. However, the Board of Directors (upon the recommendation of the Compensation Committee) shall have the discretion to assign a shorter vesting period or to calculate the vesting period from an earlier point at which the Office Holder was employed by or provided services to the Company, under circumstances that shall be explained and specified.

Equity Compensation that is other than options or Phantom Options – i.e., Equity Compensation in the form of Restricted Stock Units or Restricted Shares, etc., shall be subject to additional vesting terms besides timing, which include relevant performance targets, such as an allotment of Restricted Shares to an Office Holder, with the release of the shares to the Office Holder being contingent upon the Company’s annual net profit for a particular year being equal to or higher than the annual net profit for the previous year.

5.6.5	The exercise period shall commence as of the end of the vesting period and shall end after two to seven years have elapsed; however, the Board of Directors shall have the discretion to define a shorter or longer exercise period, provided that the duration shall in no instance exceed the period of the Equity Compensation plan and shall not be less than one year after each vesting date, apart from an instance of termination of employment, for which a shorter exercise period may be defined, but not less than three months.

5.6.6	The maximum cumulative dilution within the scope of Equity Compensation in respect of all grants executed in the Company shall be limited, so that it shall not exceed 10% of the Company’s issued and paid-up share capital to all Office Holders of the Company for the duration of the period of the Compensation Policy. The dilution ratio between senior Office Holders and the rest of the employees shall be examined using a test of reasonability.

5.6.7	The dilution ratio shall be calculated while considering the gap between theoretical and actual dilution. Therefore, an Equity Compensation (insofar as relevant, such as options) that carries an exercise price that exceeds 150% of the highest share price during the period of one year prior to the calculation date, shall be exempted from such calculation of the actual dilution. The examination shall be carried out at the time of the allotment of each such Equity Compensation, and no change shall be made in an allotment already granted due to a subsequent change in the market price of the share.

5.6.8	In order to maintain the effectiveness of the Equity Compensation being granted to an Office Holder and in order to equate the Office Holder’s position to that of the Company’s shareholders, the Compensation Committee and Board of Directors of the Company may reduce the exercise price (or make some other comparable adjustment to the relevant Equity Compensation) fully or partially, when a dividend is distributed to the Company’s shareholders. The Company’s Existing Equity Incentive Plan includes a dividend-reduction mechanism (full or partial, as the case may be) when a dividend is distributed to the Company’s shareholders.

5.6.9	An Equity Compensation may be exercised using a cashless mechanism, whereby the offeree is entitled to receive from the Company only that quantity of shares that reflects the economic gain that the offeree would have received had he/she exercised the Equity Compensation (insofar as relevant, such as options) for shares at the market price of those shares, net of the exercise price in respect thereof. This mechanism may be adopted by the Board of Directors from time to time.

5.6.10	The Board of Directors has discretion to operate a mechanism for exchanging the Equity Compensation for another Equity Compensation (such as an exchange of options), to immediately accelerate the Equity Compensation, or for exchanging it for Phantom Options in the event of a change in control over the Company (as shall be defined in the relevant Equity Compensation Plan), or in the event of termination of employment due to illness, disability or death, as well as to operate a mechanism for immediately accelerating the Equity Compensation or for exchanging it for Phantom Options in the event of liquidation of the Company or if the Company becomes a private company. The Existing Equity Incentive Plan also includes an options-acceleration mechanism in the event of the termination of the employment of an offeree by the Company within six months of the date of a transfer of control.

5.6.11	Insofar as the Equity Compensation was granted initially as a type that is cleared in cash, for example, phantom options, the maximum value of the compensation that shall actually be paid on the exercise date shall be according to a calculation of up to three (3) times the share price on the grant date of the Equity Compensation; If the Equity Compensation shall be of a type that is not initially granted as a type that is cleared in cash, but due to certain circumstances, for example the inability to exercise it, the Company resolved to clear it in cash, the maximum value of the compensation that shall actually be paid on the exercise date shall be according to a calculation of up to five (5) times the share price on the grant date of the Equity Compensation. In case of Equity Compensation that is not cleared in cash, and due to the nature of such Equity Compensation, then a maximum exercise values does not have to be defined at the time of the grant.

5.7	Comparative analysis relative to the market

In order to ensure congruence between all compensation components for the Office Holders and between them and the market conditions, when approval of an Office Holder’s personal Compensation Plan or one of its components is up for discussion, all components of the Office Holder’s Compensation Plan shall be presented to the Company’s institutions. Additionally, the salary ranges and the rest of the Terms of Office and Employment of the Office Holders of the Company have been and shall be determined, inter alia, by comparing them to the market, to similar positions at similar companies. Such an examination shall also assign a value to the aspect of the Company’s performance, enabling examination of the correlation between the Company’s performance and its positioning among the benchmark companies appearing in the comparative analysis, and this, relative to pre-defined parameters. For this purpose, the data on salaries at telecommunication companies and companies having similar characteristics are examined.

5.8	Management agreements between public companies, or between private companies controlled by the controlling shareholder and a public company controlled by the controlling shareholder

5.8.1	Section 270(4) of the Companies Law prescribes that the special decision-making principles prescribed in the Companies Law regarding the approval of a public company’s engagement with its controlling shareholder in relation to Terms of Office and Employment, shall also apply to a transaction of the public company with a company controlled by the controlling shareholder, which provides management or consulting services to the Company. Insofar as a consideration shall not be paid to the controlling shareholder or to another company under its control in relation to a management or consulting agreement, such agreement shall not constitute “Terms of Office and Employment” and, accordingly, the Compensation / Audit Committee or the Board of Directors shall not be required to take into account the considerations specified in section 267.B(a) of the Companies Law or the matters and parameters prescribed in the First Addendum A to the Companies Law.

5.8.2	Management agreements as stated shall be limited to a period of up to three years.

6.	Indemnification, insurance, release

6.1	Office Holders’ liability insurance, indemnity and the granting of release from liability are essential in order to ensure the recruitment and retention of Office Holders and directors who are the most suitable for the Company’s needs, and who possess relevant qualifications and experience to hold office in the Company and on the Company’s Board of Directors. These are essential considering that, in today’s marketplace, Office Holders and directors of public companies face greater liability exposures than ever before, particularly in public companies listed in multiple countries and subject to differing legal systems. The Company shall be allowed to insure the liability of its Office Holders, to indemnify them or release them from liability, in conformity with the Companies Law and the Company’s Articles of Association.

Insurance

6.2	The Company shall be allowed to engage in an office holders’ liability insurance policy (including directors and the Company’s CEO) including Office Holders (and directors) who are themselves, and/or whose relatives are, controlling shareholders of the Company on the date of approval of the Compensation Policy and/or Office Holders for whom the Company’s controlling shareholders may have a personal interest in their inclusion in the insurance policy, for a number of periods of insurance during the period of the Compensation Policy, all under the conditions specified hereunder:

6.2.1	The annual premium that the Company shall pay shall not exceed a total of USD 500 thousand. The limit of liability in such insurance policy shall not exceed a total of USD 100 million per claim and cumulatively for each year of insurance and in addition reasonable legal expenses.

6.2.2	The Compensation Committee and the Board of Directors has approved the renewal of the insurance policy for a new period of insurance and has determined that no material changes were made in the insurance terms, apart from the possibility of increasing the limit of liability, as long as the increase in the annual premium does not exceed the sum specified above in clause 6.2.1.

Indemnification

6.3	The maximum advance undertaking of indemnity payable by the Company to all indemnified persons, pursuant to letters of indemnification to be granted to Office Holders as of the adoption date of the Policy, in respect of any occurrence of the events specified in the appendix to the letter of indemnification, shall not exceed 25% of the shareholders’ equity according to the latest reviewed or audited financial statements approved by the Company’s Board of Directors prior to the approval of payment of the indemnification.

6.4	The Company shall be allowed to indemnify any Office Holder retroactively in the broadest manner permitted pursuant to the Companies Law.

6.5	The Compensation Policy in no way diminishes the validity of previous decisions reached in the Company in conformity with the law regarding the granting of an advance undertaking of indemnity.

Release

6.6	The Company shall be allowed to grant a release from liability in advance to the Company’s Office Holders in respect of a breach of a duty of care towards the Company pursuant to any law, including Office Holders of the Company who themselves are, or their relatives are, the controlling shareholder, subject to the receipt of the approvals required by law. A release from the duty of care shall not apply in relation to a decision or transaction that a controlling shareholder or any Office Holder in the Company (including another Office Holder than the Office Holder being granted the release) has a personal interest.

7.	Immaterial amendment to Terms of Office

An amendment to Terms of Office that is immaterial relative to an existing engagement may be approved solely by the Compensation Committee. Insofar as such amendment relates to a quantitative value, then, for the purposes of this clause 7., an amendment at a threshold of up to 5% (in real terms) relative to all of the Office Holder’s Terms of Office and Employment for that report year, shall be deemed an immaterial amendment; however, an immaterial amendment to Terms of Office relating to an existing engagement of an Office Holder who is subordinate to the CEO does not require the Compensation Committee’s approval, but rather, only the CEO’s approval, provided that the Terms of Office comply with the Compensation Policy. Insofar as the amendment does not relate to a quantitative value, the materiality of the amendment shall be examined on its merits and its intrinsic nature.

8.	Compensation pursuant to previously approved remuneration agreements

The Compensation Policy does not serve to adversely affect existing agreements between the Company and its Office Holders and employees and it was not formulated to prejudice an existing compensation of any of the Office Holders of the Company, on which the Office Holders have relied during their employment by the Company. The Company shall abide by all existing arrangements that were in effect on the inception date of Amendment 20 to the Companies Law and/or on the date of approval of this Policy, and for as long as these agreements shall remain in effect. Any existing Compensation (including Bonuses), where the granting thereof and the method used to determine it are not discretionary (such as a Bonus deriving from predefined quantitative targets or calculated according to the period of employment), is not subject to approvals according to this Compensation Policy or Amendment 20; any existing Compensation where the granting thereof is discretionary (such as a Bonus being awarded in recognition of overall contribution to the Company) shall require approval as required pursuant to the Companies Law.

9.	Return of a Bonus

In the event that an Office Holder of the Company has been paid sums on the basis of data that were subsequently discovered to be materially erroneous and were restated in the Company’s financial statements within 12 quarters of the payment date to an Office Holder, the said Office Holder shall be obligated to return to the Company, or the Company shall be obligated to pay to the Office Holder (as the case may be), the difference between the sum actually paid and the sum to which the Office Holder had originally been entitled, according to the aforesaid restatement
.
10.	Control principles, reporting and correction of deviations

10.1	The Company shall comply with every existing and future provision of law pertaining to the Compensation Policy of the Company’s Office Holders.

10.2	Any deviation or variance from the Compensation Policy specified in this document or from the principles therein shall be approved by the Compensation Committee and subsequently, by the Company’s Board of Directors, or in some other manner that conforms to the requirements of the Companies Law.

10.3	At least once a year, when the annual Compensation is about to be given to the Office Holders, the Company’s CEO or any delegate on his behalf shall submit a report to the Compensation Committee and to the Company’s Board of Directors about the Compensation given to each of the Office Holders, and refer to the Compensation guidelines defined for each Office Holder, the percentage at which targets were achieved and the calculation of the sums.

10.4	The Company’s V.P., Human Resources and the CFO shall verify that the payment in respect of each Office Holder’s compensation complies with the guidelines specified in this document.

10.5	At least once every three years, the Company’s Internal Auditor shall prepare a special report on the Company’s compliance with the Compensation Policy as set by the Company’s Board of Directors. The Internal Auditor shall submit his report on the implementation of the Compensation Policy as required pursuant to the Companies Law (to the Chairman of the Board of Directors, to the CEO and to the Chairman of the Company’s Audit Committee). Insofar as such report shall show that the Company deviated from the Compensation Policy approved by the Company’s Compensation Committee and Board of Directors, the Internal Auditor’s report shall also be submitted for immediate discussion by the Compensation Committee and by the Board of Directors of the Company.

Annex “H”

Translation of Sections 21-24 of the License

Transfer of Means of Control

21.1	A holding of ten percent (10%) or more of any of the Means of Control in the Licensee will not be transferred, either directly or indirectly, either all at once or in parts, unless given the Minister’s prior written consent.

21.2	None of the said Means of Control, or a part of them, in the Licensee, may be transferred in any way, if as a result of the transfer, control in the Licensee will be transferred from one person to another, unless given the Minister’s prior written consent.

21.3	No control shall be acquired, either direct or indirect, in the Licensee, and no person, whether on his/her own or together with his/her relative or with those acting with him/her on a regular basis, shall acquire in it ten percent (10%) or more of any of the Means of Control in the Licensee, whether all at once or in parts, unless given the Minister’s prior written consent.

21.4	[1]Cancelled

21.5	[2]Despite the provisions of sub-clauses 21.1 and 21.3 above, should there occur a transfer or purchase of a percentage of Tradable Means of Control in the Licensee requiring consent under clauses 21.1 and 21.3 (other than a transfer of purchase that results in a transfer of control), without the Minister’s consent having been sought, the Licensee shall report this to the Minister in writing, and shall make an application to the Minister to approve the said transfer or purchase of the Means of Control in the Licensee, within 21 days of the date on which the Licensee became aware of such.

In this Clause 21, “Tradable Means of Control” – Means of Control, including Global or American Depository Shares (GDR’s or ADR’s), or similar certificates, registered for trading on the securities exchange in Israel or overseas, and offered to the public by prospectus, or held by the public in Israel or overseas.

21.6	Neither the entry into an underwriting agreement relating to the issue or sale of securities to the public, the registration for trading on the securities exchange in Israel or overseas, nor the deposit or registration of securities with a registration company or with a depository agent or a custodian for the purpose of registration of GDRs or ADRs or similar certificates relating to the issue or sale of securities to the public shall in and of themselves be considered as a transfer of Means of Control in the Licensee[3].

[1]	Amendment No. 52

[2]	Amendment No. 3

21.7	(a)	Irregular Holdings shall be noted in the Licensee’s members register (the list of shareholders) stating the fact that they are irregular, immediately upon the Licensee’s becoming aware of this, and a notice of the registration shall be given by the Licensee to the holder of such Irregular
Holding and to the Minister.

(b)	Irregular Holdings, noted as aforesaid in clause 21.7(a), shall not provide the holder with any rights, and shall be “dormant shares” as defined in Section 308 of the Companies Law 5759-1999, expect in the case of the receipt of a dividend or any other distribution to shareholders (especially the right to participate in an allotment of rights calculated on the basis of holdings of Means of Control in the Licensee, although holdings accumulated as aforesaid shall also be considered as Irregular Holdings), and therefore no action or claim of the activation of a right by virtue of the Irregular Holdings shall have any force, except in the case of the receipt of a dividend or any other distribution as aforesaid.

Without derogating form the generality of the above:

(1)	A shareholder who takes part in a vote during a meeting of shareholders shall advise the Licensee prior to the vote, or in the case of documentary voting on the voting document, whether his holdings in the Licensee or his voting require consent under clauses 21 and 23 of the License or not; where a shareholder does not so advise, he may not vote and his vote shall not count.

(2)	No director of the Licensee shall be appointed, elected or transferred from office by virtue of an Irregular Holding; should a director be appointed, elected or transferred from office as aforesaid, the said appointment, election or transfer, as the case may be, shall be of no effect.

(3)	Irregular Holdings shall not provide voting rights in the general meeting;

For the purposes of this clause:

“Irregular Holdings” – the holding of Tradable Means of Control without the Minister’s consent as required under clause 23, and all holdings of a person holding Tradable Means of Control acting contrary to the provisions of clause 24; for so long as the Minister’s consent under clause 21 has been sought but not yet granted, or whilst there is a situation of breach of the provisions of clauses 23 or 24.

[3]	Amendment No. 4

(c)	The provisions of clause 21.7 shall be included in the Articles of Association of the Licensee, including the provisions of clause 21.9, mutatis mutandis.

21.8	For so long as the Articles of Association of the Licensee provide as set out in clause 21.7, and the Licensee acts in accordance with the provisions of clauses 21.5 and 21.7, and for so long as none of the holdings of Founding Shareholders or their Substitutes[4] reduces to less than 26% [5] [6] [7] of all Means of Control in the Licensee immediately prior to the listing of the shares for trade, and for so long as the Articles of Association of the Licensee provide that a majority of the voting power in the general meeting of the Licensee may appoint all members of the Board of Directors of the Licensee, other than external directors required by any law and/or the relevant Exchange Rules, the Irregular Holdings shall not, in and of themselves, give rise to a cause for the cancellation of the Licensee.

For the purpose of this article: "Founding Shareholders or their Substitutes"- Matbit Telecommunications Systems Ltd., Advent Investment Pte Limited, Matav Investments Ltd and Tapuz Cellular Systems limited Partnership as well as any other entity that one of them has transferred the Means of Control in the Licensee to, with the Minister's consent, before 4.7.2004 (each of the above entities shall be termed "Founding Shareholder"), as well as any other entity that a Founding Shareholder will transfer Means of Control in the Licensee to after 4.7.2004, provided that the Minister gave his written consent that the transferree be considered for this matter as the Founding Shareholder's substitute from the date to be determined by the Minister, including anyone that is an Israel Entity as defined in Article 22A.2, that purchased Means of Control from the Licensee and received the Minister's approval to be considered a founding shareholder or their substitute from the date set by the Minister8. Such consent under this article does not exempt the Licensee from the obligation to receive the Minister's consent for every transfer of the Means of Control in the Licensee that requires the Minister's consent in accordance with any other article in the License.9

21.9	The provisions of clauses 21.5 through 21.8 shall not apply to the founding shareholders or their substitutes.[10]

[4]	Amendment No. 25
[5]	Amendment No. 9
[6]	Amendment No. 28
[7]	Amendment No. 31
[8]	Amendment No. 31
[9]	Amendment No. 25
[10]	Amendment No. 31

22.	Placing a Charge on Means of Control

Any shareholder in the company that holds the License, or a shareholder in an Interested Party in the same company, is not allowed to encumber his/her shares, in a way that the realization of the charge would cause a change in the ownership in ten percent (10%) or more of any of the Means of Control in the Licensee, unless the charge agreement includes a constraint, according to which the charge cannot be realized without prior consent, in writing, by the Minister.

22A.	Israeli Requirement and Holdings of Founding Shareholders or their Substitutes[11]

22A.1.
The total cumulative holdings of the "Founding Shareholders or their Substitutes", as defined in Article 21.8, (including anyone that is an “Israeli Entity” as defined in Article 22.2A below, that purchased Means of Control from the Licensee and received the Minister’s approval to be considered a founding shareholder or their substitute from the date set by the Minister), and are bound by an agreement for the fulfillment of the provisions of Article 22A of the License (in this Article they will all be considered “Founding Shareholders or their Substitutes”) shall not be reduced to less than 26% of each of the Means of  Control in the Licensee.

22A.2
The total cumulative holdings of "Israeli Entities", one or more, that are considered as one of the Founding Shareholders or their Substitutes, from the total holdings of Founding Shareholders or their Substitutes as set forth in Article 22A.1 above, shall not be reduced at all times to less than 5% of the total issued share capital and from each of the Means of Control in the Licensee. For this matter, the issued share capital of the Licensee shall be calculated by deducting the number of “Dormant Shares” held by the Licensee.

In this Article-

"Israeli Entity"- for an individual-an Israeli citizen or resident of Israel,  For a corporation- a corporation that was incorporated in Israel and an individual that is a citizen and a resident of Israel, controls the corporation either directly or indirectly, as long as the indirect control shall be only through a corporation that was incorporated in Israel, one or more. However, for the matter of indirect holdings, the Prime Minister and the Minister of Communications may approve holdings through a corporation that has not been incorporated in Israel, as long as the corporation does not directly hold shares in the Licensee, and only if they are convinced that this will not derogate from the provisions of this article. For this matter,  “Israeli citizen”- as defined in the Nationality Law, 5712-1952; “resident”-as defined in the Inhabitants Registry Law, 5725-1965.

For this matter, "Dormant Shares"- as defined in Article 308 of the Companies Law, 5759-1999.

[11]	Amendment No. 31-Amendment No. 31 will come into effect upon completion of all of the obligations set forth in article 22A and no later than 30 June 2005, in accordance with the Ministry of Communications document 62/05-4031 dated 13 March 2005

22A.3	At least one tenth (10%) of the members of the Board of Directors of the Licensee shall be appointed by the Israeli Entities as set forth in Article 22A.2. Notwithstanding the above-mentioned, for this matter- if the Board of Directors of the Licensee shall consist of up to 14 members – at least one director shall be appointed by the Israeli entities as set forth in Article 22.2A above, if the Board of Directors of the Licensee shall consist of between 15 and 24 members-at least 2 directors shall be appointed by the Israeli entities as set forth in Article 22.2A above and so on and so forth.

22A.4	The Licensee's Board of Directors shall appoint from among its members that have security clearance and security compatibility to be determined by the General Security Service (hereinafter: “ Directors with Clearance”) a committee to be designated "the Committee for Security Matters", or CSM.

The CSM shall consist of at least 4 Directors with Clearance including at least one External Director. Security matters shall be discussed, subject to Article 22A.5, solely by the CSM. A resolution that was adopted or an action that was taken by the CSM, shall have the same effect as a resolution that was adopted or an action that was taken by the Board of Directors and shall be discussed by the Board of Directors only if necessary in accordance with Article 22A.5 and subject to Article 22A.5.

In this article-“security matters”-as defined in the Bezeq Order (Determination of Essential Service Provided by “Bezeq”, the Israeli Telecommunications Company Ltd), 5757-1997, as of March 9, 2005.

22A.5	Security matters that the Board of Directors or the Audit Committee of the Licensee shall be required to consider in accordance with the mandatory provisions of the Companies Law, 5759-1999, or in accordance with the mandatory provisions of any other law that applies to the Licensee shall be discussed, if they need to be discussed by the Board of Directors or the Audit Committee, only in the presence of Directors with Clearance. Directors that do not have security clearance shall not be allowed to participate in this Board of Directors or Audit Committee meeting and shall not be entitled to receive information or to review documents that relate to this matter. The legal quorum for such meetings shall include only Directors with Clearance.

The Licensee may set out in its Articles of Association that an Office Holder, who in the capacity of his position or based on the provisions of the law or the Articles of Association, should have received information or participate in security matter meetings and this was denied him due to Article 22A.5, will be released  from any liability for any claim of breach of  duty of care towards the Licensee, if the breach of duty of care was  a result of his or her inability to participate in the meetings or receive  information.

22A.6	The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to another organ in the company, regarding security matters.

22A.7	(a) The Minister shall appoint an observer for the Board of Directors and committee meetings, who has security clearance and security compatibility that will be determined by the General Security Services.

(b) The observer shall be a government employee, qualified to serve as a director, in accordance with Chapter C of the Government Companies Law, 5735-1975.

(c) In addition, and without derogating from any duty imposed on him by any law, the observer shall be bound by confidentiality towards the Licensee, except as the matter may be required  to fulfill his  responsibilities as an observer. The observer shall not act as an observer or in any other capacity for any entity that deals with the provision of telecommunication services and directly competes  with the Licensee, and shall refrain from any conflict of interest between his position as an observer and between the Licensee, excluding conflicts of interest that result from his being a government employee that is fulfilling his responsibilities  as an observer with the Licensee. The observer shall undertake towards the Licensee not to serve as an observer or an office holder, and not to fulfill a position or be employed, directly or indirectly by any  entity that directly competes  with the Licensee or  has a conflict of interest with the Licensee, excluding a conflict of interest that results from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee throughout the duration of his position as an observer with the Licensee and for eighteen months  after he completes this term.
In any case of a dispute regarding a conflict of interest of the observer, the matter shall be decided by the State Attorney General or a person on his behalf.

(d) Notices to Board of Director and committee meetings, including the CSM, shall be sent to the observer and he shall be entitled to participate as an observer in each such meeting.

(e) The observer's entitlement to receive information from the Licensee, shall be the same as a director. If the Licensee believes that certain information that is sensitive business information is not required by the observer in order to fulfill his duties, the Licensee may delay delivery of such information to the observer and shall inform him accordingly. If the observer believes that he should receive such information, the matter shall be decided by the head of the General Security Services.

(f) If the observer believes that the Licensee adopted or is about to adopt a resolution regarding security matters, contrary to the provisions of the License, contrary to Article 13 of the Law or contrary to the provisions of Article 11 of the General Security Services Law, 5762-2002, he shall immediately notify the Licensee in writing. Such a notice shall be sent to the chairman of the Board of Directors and to the chairman of the CSM and adequate time shall be given, under the circumstances of the case, to remedy the breach or to change the resolution, if possible.

22A.8	The provisions of Article 22A of the License shall be adopted in the Articles of Association of the Licensee.

Section C: Cross-Ownership and Conflict of Interests

23.	Prohibition of Cross-Ownership

23.1	The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, shall not hold, either directly or indirectly, five percent (5%) or more of any Means of Control in a Competing MRT Operator, and shall not serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator; for this matter, “Holding” includes holding as an agent.

23.2	Notwithstanding the provisions of Paragraph 23.1, the Minister may, based upon written request, permit an Office Holder in the Licensee to serve as an Office Holder in an Interested Party in a Competing MRT Operator, or permit an Office Holder in an Interested Party in the Licensee to serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator, if he is satisfied, that this will not harm the competition in MRT Services; the Minister may condition the granting of such permit on conditions that the Office Holder must fulfill for prevention of harm to the competition as aforesaid.

23.3	Notwithstanding the provisions of Paragraph 23.1, an Interested Party in the Licensee, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in a Competing MRT Operator, and an Interested Party in a Competing MRT Operator, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in the Licensee, provided it does not have a representative or an appointee on its behalf among the Office Holders of a Competing MRT Operator or of the Licensee, as the case may be, unless it is required to do so by law.

23.4	The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, will not control a Competing MRT Operator, and will not cause it, by any act or omission, to be controlled by a Competing MRT Operator or by an Office Holder or an Interested Party in a Competing MRT Operator, or by an Office Holder in an Interested Party in a Competing MRT Operator, or by a person or corporation that controls a Competing MRT Operator.

23.5	The rate of indirect holding in a corporation will be a product of the percentage of holdings in each stage of the chain of ownership, subject to what is set out in Paragraph 23.6; for example:

(A)	‘A’ holds 40% in Company ‘B’;

(B)	Company ‘B’ holds 40% in Company ‘C’;

(C)	Company ‘C’ holds 25% in Company ‘D’;

(D)	Therefore, Company ‘A’ holds, indirectly, 4% of Company ‘D’.

23.6	For the matter of this Paragraph and Paragraphs 14.1 (G) (6), (7), (8), (8a), (9) and 21.4, if a certain body (hereinafter: “the Controlling Body”) controls another body that has holdings, directly or indirectly, in the Licensee (hereinafter: “the Controlled Body”), the Controlling Body, and also any other body controlled by the Controlling Body, will be attributed with the rate of holdings in the Licensee that the Controlled Body has, directly or indirectly; according to the following examples:

A.	Direct holdings:
(1)	‘A’ holds 50% in Company ‘B’, and controls it;
(2)	Company ‘B’ holds 50% in Company ‘C’, and controls it;
(3)	Company ‘C’ holds 10% in the Licensee and does not control it;
(4)	Therefore, notwithstanding that ‘A’s’ holdings in the Licensee in accordance with the instructions of Paragraph 5.6 are 2.5%, ‘A’ and also any body controlled by ‘A’ will be deemed as an Interested Party holding 10% in the Licensee.
B.	Indirect holdings:
(1)	‘A’ holds 50% of Company ‘B’ and controls it;
(2)	Company ‘B’ holds 40% of Company ‘C’ and controls it;
(3)	Company ‘C’ holds 40% of Company ‘D’ and does not control it;
(4)	Company ‘D’ holds 40% of the Licensee and does not control it;
(5)	Therefore, ‘A’ and any body controlled by ‘A’ will be regarded as having a holding in the Licensee at the rate of holdings of Company ‘C’ in the Licensee, which is holdings of 16% (according to the method set out in Paragraph 23.5 for the calculation of the rate of indirect holdings in the absence of control), and in this manner, ‘A’ and any body controlled by ‘A’ is an Interested Party in the Licensee.

23.7	If a certain body has indirect holding in the Licensee, through two or more Interested Parties, then for the purpose of its definition as an Interested Party, and for the purpose of determining the rate of holding with regard to this Paragraph, the greatest indirect rate of holding will be taken into account, and also any rate of holding that derives from the chain of holdings through which the said holding body is attributed with the holdings of corporations controlled by it in accordance with the provisions of Paragraph 23.6; the rates of holdings that derive from two or more chains that will be taken into account as stated above, will be cumulative for the purpose of calculating the rate of holdings.

23.8
The Minister may, in response to a written request, permit an Interested Party in the Licensee to hold, either directly or indirectly, five percent (5%) or more in any of the Means of Control of a Competing MRT Operator, if the Minister is satisfied that this will not harm competition in the MRT field; 12the Minister may condition the granting of the said permit on a condition that the Interested Party in the Licensee or competing MRT Operator is an Interested Party merely by virtue of the provisions of Article 23.6 .

24.	Prohibition of Conflict of Interests

The Licensee, any body in which the Licensee is an Interested Party, an Office Holder in the Licensee or an Interested Party in the company holding the License or an Office Holder in an Interested Party therein, will not be party to any agreement, arrangement or understanding with a Competing MRT Operator, or an Interested Party or an Office Holder in it, or an Office Holder in an Interested Party in a Competing MRT Operator, or any other body in which a Competing MRT Operator is an Interested Party, which are intended to or might reduce or harm competition in anything that pertains to MRT Services, MRT Terminal Equipment or any other Telecommunications Services.

[12]	Amendment No. 10

[THIS DEED OF VOTE IS A CONVENIENCE TRANSLATION OF THE BINDING
 HEBREW VERSION OF THE DEED OF VOTE (KTAV HATZBA'A) REQUIRED BY
ISRAELI LAW]

Date: August 18, 2016

Partner Communications Company Ltd.

Deed of Vote - Part I

In accordance with the Companies Regulations (Deeds of Vote and Position Notices)  (2005)

Name of the Company
Partner Communications Company Ltd. (the “Company”).

Type, date and place of general meeting
Annual General Meeting (the “AGM”) will be held on Wednesday, September 28, 2016 at 14:00  (Israel time), at the Company's offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof. The telephone number for inquiries is +972-54-7814191.

Pursuant to the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) and the Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended (the “Deed of Vote Regulations”), shareholders who will not attend the meeting in person may vote with respect to items 4-8 on the agenda by a Hebrew form of deed of vote (ktav hatzba'a) and these items are subject to provisions set forth in the Israeli Companies Law and the Deed of Vote Regulations (the “Regulations Procedure”). For the shareholder’s convenience, items 1-3 on the agenda are also included in this document although said items are not subject to the Regulations Procedure.

For the shareholders’ convenience, items 1-3  on the agenda, which are not subject to the Regulations Procedure, are set forth below:

1.	Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

2.	Discussion of the auditor’s remuneration for the year ended December 31, 2015, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2015; and

3.	Discussion of the Company’s audited financial statements for the year ended December 31, 2015 and the report of the Board of Directors for such period.

The items on the agenda, which are subject to the Regulations Procedure, are set forth below:

Set forth below is a summary of the proposed resolutions that may be voted on by the Deed of Vote:

4.	to re-elect the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Ori Yaron, Mr. Yehuda Saban,Mr. Arie (Arik) Steinberg and Mr. Barak Pridor (the "Appointed Directors") to approve (or to approve and ratify, as the case may be) the compensation of several directors; to approve that these directors will continue to benefit from the Company's existing D&O insurance policy; to approve that the directors who have indemnification letters will continue to benefit from the indemnification thereunder; to approve and ratify (subject to the adoption of Resolution 5) that Mr. Barak Pridor will benefit from the indemnification under said resolution; and that the Company's directors be granted a new indemnification and release letter that includes, inter alia, release provisions subject to the adoption of Resolution 7.

Under the Israeli Companies Law, the directors of the Company (other than the external directors (Dahatzim) who generally serve for three year terms) shall be appointed at the annual general meeting, unless otherwise provided in the Company’s Articles of Association, and shall serve in office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association.

In accordance with Section 22.3A of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”), and with Article 23.2.6 of the Company’s Articles of Association, and notwithstanding any other provision of the Articles of Association, a Qualified Israeli Director (as defined in the Articles of Association) shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company Secretary of his or her appointment or removal by Founding Israeli Shareholders holding Minimum Israeli Holding Shares (as both terms are defined in the Articles of Association) (the "Founding Israeli Shareholders"). The Founding Israeli Shareholders have appointed Ms. Osnat Ronen as a Qualified Israeli Director on or prior to December 8, 2009. Ms. Ronen has been a director in the Company since December 2009 and is currently a member of the Security Committee. Ms. Ronen founded FireWind PE in 2015 and has since served as its general partner.  Ms. Ronen has served as an advisor to Liquidnet from 2013 to 2015.  She previously served as a general partner of Viola Private Equity from 2008 to 2013. From 1994 to 2007, Ms. Ronen served in various positions at Bank Leumi Le Israel BM, including as the Deputy Chief Executive Officer of Leumi Partners Ltd. from 2001 to 2007 and as Deputy Head of the Subsidiaries Division of the Leumi Group from 1999 to 2001. Between 2004 and 2007, Ms. Ronen also led the strategic planning, deployment and execution of the Bachar Reform, one of Israel’s largest financial reforms, at Leumi Group. As part of the implementation, Ms. Ronen managed the sale of Leumi’s holdings in mutual, provident and training funds. Ms. Ronen currently serves as a director of Mizrahi Tefahot Bank Ltd., Fox-Wizel Ltd. and Perion Network Ltd. She also volunteers as a director of the College for Management (Michlala Le-Minhal) and Yissum Research Development Company of the Hebrew University of Jerusalem.  Ms. Ronen has also served as a director of several portfolio companies of Viola, including: Amiad Water Systems Ltd.  Orad Hi-Tec Systems Ltd., Aeronautics Ltd., Degania Medical Ltd. and Matomy Media Group Ltd. Ms. Ronen holds a B.Sc. in mathematics and computer science from Tel Aviv University, as well as an M.B.A. from the Recanati School of Business Administration at Tel Aviv University. To the best knowledge of the Company and the Company's Directors, Ms. Ronen is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law (1968) (as amended) (the “Israeli Securities Law”) in the Company. Ms. Ronen was born on 29.11.1962; I.D No. 057972077; Citizenship: Israeli; Residing at: 13 Z' Be'heshvan Street, Ramat Hasharon.

Under the Company's Articles of Association, the Board of Directors has the right to elect any person as a director and to fill an office which becomes vacant. Any director elected in such manner shall serve in office until the coming annual meeting and may be re-elected. Accordingly, on February 18, 2016, the Board of Directors has elected Mr. Barak Pridor as a director of the Company. The service of Mr. Barak Pridor was recommended by S.B. Israel Telecom Ltd., the Company's principal shareholder. ("S.B.").

The Appointed Directors will terminate their office as directors of the Company as of the end of the AGM. It is proposed that these directors be re-elected until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association. No change is hereby made to the service of Ms. Osnat Ronen as a Qualified Israeli Director and to the service of Mr. Barry Ben Zeev (Woolfson) and Dr. Michael Anghel as external directors (Dahatzim) of the Company.

The Company's Board of Directors has determined that the board should include at least three directors who are “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Mr. Adam Chesnoff, Dr. Michael Anghel, Mr. Barry Ben Zeev , Mr. Fred Gluckman, Ms. Osnat Ronen, Mr. Yoav Rubinstein,  Mr. Arie Steinberg and Mr. Yehuda Saban were determined by the Board of Directors to be “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Dr. Anghel, Mr. Ben Zeev , Ms. Ronen and Mr. Steinberg also qualify as independent directors according to U.S. law and Dr. Anghel, Mr. Ben Zeev  and Mr. Steinberg also qualify as independent directors under the Israeli Companies Law and regulations promulgated thereunder (bilty taluy).

The Compensation Committee and Board of Directors have noted the respective personal interests (as the term "Personal Interest" is defined in the Companies Law) of the Appointed Directors and of Ms. Osnat Ronen in this matter.

The Compensation Committee and Board of Directors have resolved and recommended to the shareholders at the AGM: (a) to approve the compensation of the Appointed Directors (excluding Mr. Barak Pridor) and Ms. Osnat Ronen, commencing from the close of the AGM, and to approve and ratify the compensation of Mr. Barak Pridor, commencing from the date of his appointment (February 18, 2016), for their respective services to the Company as directors, which is equal to: (i) an annual fee of NIS 180,000 (one hundred and eighty thousand NIS); and (ii) an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (100% thereof for participation in person, 60% thereof by means of communication, or 50% thereof in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand, payable according to the representative exchange rate on the payment date) as previously approved by the shareholders (the “Compensation”); (b) to approve and ratify the reimbursement of reasonable expenses in connection with the performance of their role as directors of each of the Appointed Directors and Ms. Osnat Ronen, as determined by the Compensation Committee. The Compensation Committee has determined that the reasonable expenses shall include the following expenses: taxi fare (as needed, upon submission of receipts); in case of international traveling - traveling expenses, including business class airline tickets; hotel expenses (up to a budget of $300 per night); and additional expenses (Per diem - $80, communication expenses and travel insurance) (such expenses, as may be updated by a non-significant amount by the Compensation Committee, from time to time, the “Reasonable Expenses”); and (c) to approve that the Appointed Directors and Ms. Ronen will continue to benefit from the Company's existing D&O insurance policy.

The Compensation Committee and Board of Directors have also resolved and recommended to the shareholders at the AGM, to approve and ratify, subject to the adoption of Resolution 5, that Mr. Barak Pridor will benefit from indemnification under said resolution.

In addition, the Compensation Committee and Board of Directors have resolved and recommended to the shareholders at the AGM, to approve that the directors be granted a new indemnification letter that includes, inter alia, release provisions ("Indemnification and Release Letter"), as set forth in Resolution 7 and that insofar as the AGM will not approve the Indemnification and Release Letter, the directors will continue to benefit from the existing indemnification letters which will continue in full force and effect.

It should be noted that the proposed compensation plan for the Company's directors is in accordance with the Company's New Compensation Policy for Office Holders, that is being brought for shareholder approval (the “New Compensation Policy”) and in line with Amendment No. 20 to the Israeli Companies Law ("Amendment No. 20") and that the relevent factors were considered (in line with Amendment No. 20), all as detailed in the Proxy Statement dated August 18, 2016 distributed with this Deed of Vote ("Proxy Statement").

This summary is qualified in its entirety by reference to the description in the Proxy Statement.

Mr. Adam Chesnoff was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Chairman of the Board of Directors on November 20, 2013. Mr. Chesnoff serves as the President and Chief Operating Officer of Saban Capital Group, Inc., responsible for overseeing its investment and business activities, including private equity and public market investments. Mr. Chesnoff is a member of the Board of Directors of Univision Communications Inc., the largest Spanish-language media company in the United States; and Chairman of the Board of Directors of Celestial Tiger Entertainment Ltd., an owner and operator of pay television channels across Asia. Mr. Chesnoff is also a member of the Board of Commissioners of MNC Ltd., an Indonesian media company. In addition, Mr. Chesnoff served as Vice-Chairman of the Board of Directors of ProSiebenSat.1 Media AG from 2003 until 2007. From 2005 to 2010, Mr. Chesnoff served on the Board of Directors of Bezeq Israel Telecommunication Company Ltd. Mr. Chesnoff holds a B.A in economics and management from Tel-Aviv University and an M.B.A from UCLA’s Anderson School of Business. To the best knowledge of the Company and the Company's Directors, Mr. Chesnoff is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Adam Chesnoff was born on 15.11.65; I.D. No. 022113567; Citizenship: Israeli; Living in California, USA (His address for service of process is Saban Capital Group, 10100 Santa Monica blvd., LA, CA 90067).

Mr. Elon Shalev was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Vice Chairman of the Board of Directors and as a member of the Security Committee on November 20, 2013. Mr. Shalev serves as a senior advisor to Saban Capital Group, Inc. Mr. Shalev was the founder of Channel 2 news and from 1993 to1995 served as its Chief Executive Officer. From 1996-1999, he served as Editor in Chief of “Yediot Aharonot”, and from 2000 to 2001 he served as Executive Vice President of Discount Investment Corporation Ltd. of the IDB Group. Mr. Shalev was the co-founder of SHL Telemedicine Ltd. and still serves as a director in the company. Mr. Shalev served in the past on the Board of Directors of Bezeq Israel Telecommunication Company Ltd., DBS Satellite Services (1998) Ltd. (Yes) and Bezeq International Company Ltd. Mr. Shalev holds a B.A. in political science from Tel Aviv University. Mr. Shalev is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.Mr. Elon Shalev was born on 26.7.51; I.D. No. 050705276; Citizenship: Israeli; Residing at: 70 Yeshua Ben Nun Street, Tel-Aviv.

Mr. Fred Gluckman was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Gluckman serves as the Chief Financial Officer and executive vice president of Saban Capital Group, Inc. (“SCG”). In this position, Mr. Gluckman is responsible for all financial, accounting, tax, HR and IT functions of the firm, and has been an active member of the firm’s investment team since joining the firm in 2003. Mr. Gluckman is a member of the Board of Directors of Celestial Tiger Entertainment and serves on its Audit Committee. Mr. Gluckman’s experience, prior to joining SCG, includes international and domestic advisory work in the London and Southern California practices of Deloitte. Mr. Gluckman is actively engaged in the community, serving on multiple boards of national and local charitable organizations including on the national executive committee of the Friends of the IDF. Mr. Gluckman is a CPA and holds a B.S. in economics from Wharton Business School and studied at the Hebrew University in Jerusalem. To the best knowledge of the Company and the Company's Directors, Mr. Gluckman is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Fred Gluckman was born on 18.1.71; US Passport. No. 476326003; Citizenship: American; Living in California, USA (His address for service of process is Saban Capital Group, 10100 Santa Monica blvd., LA, CA 90067).

Mr. Yoav Rubinstein was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Rubinstein joined SHL Telemedicine Ltd. as Senior Vice President, Head of Global Business Development in March 2012. Previously, Mr. Rubinstein served as an investment professional at Apax Partners for nine years and as Senior Advisor to Saban Capital Group, Inc. Mr. Rubinstein holds a B.A. in Business Administration from the Interdisciplinary Center in Herzliya. To the best knowledge of the Company and the Company's Directors, Mr. Rubinstein is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Yoav Rubinstein was born on 7.5.73; I.D. No. 016447153; Citizenship: Israeli; Residing at: 4 Hatziporen Street, Ramat Hasharon.

Mr. Arieh Saban was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Saban has served since 2010 as Chairman of the Board of Directors of Saban Brands Israel Ltd. From 1983 until 2002 Mr. Saban served as the CEO of Israel Audio-Visual Corporation, a media distribution, licensing and merchandising agency that he founded. From 2000 until 2002 he served as Chairman of the Board of Directors of Fox Kids Israel, a joint venture with Fox Kids Europe. From 2005 until 2012, Mr. Saban served on the Board of Directors of the following companies: Keshet Broadcasting Ltd., Pelephone Communications Ltd., DBS Satellite Services (1998) Ltd. (Yes) Bezeq Israel Telecommunication Company Ltd. and Bezeq International Company Ltd. To the best knowledge of the Company and the Company's Directors, Mr. Saban is a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Arieh Saban was born in 1947; I.D. No. 064902083; Citizenship: Israeli; Residing at: 59 Kaplan Street, Herzaliya.

Mr. Yehuda Saban was appointed to the Board of Directors of Partner in April 2015. Mr. Saban served between 2011- mid 2015 as Vice President Economics & Regulation and FLNG (Floating Liquefied Natural Gas) manager at Delek Drilling & Avner oil exploration. Previously, Mr. Saban served over 6 years in various capacities with the budget department of the Ministry of Finance as Manager of the Telecommunications and Tourism Unit, Manager of the Budget and Macroeconomics unit and as an economist in the Energy unit. During those years, Mr. Saban was also an active partner in a number of committees and authorities in the energy, telecommunications and infrastructure fields. Mr. Saban holds a B.A. in Economics & Business Management (graduated with honors) and an M.B.A specializing in Financing, both from the Hebrew University in Jerusalem. To the best knowledge of the Company and the Company's Directors, Mr. Saban is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Yehuda Saban was born on 9.9.1978; I.D. No. 035733443; Citizenship: Israeli; Residing at: 7 Hovevei Zion Street, Tel-Aviv.

Mr. Arie (Arik) Steinberg was appointed to the Board of Directors of Partner in January 2012 and is currently a member of the Audit Committee and the Compensation Committee. Mr. Steinberg served from 2006-2010 as Chairman of the Board of Directors of Psagot Investment House, Ltd., as well as other companies in the Psagot Group, leading and overseeing the business strategies of the Psagot Group. Mr. Steinberg served as Chairman on behalf of York Capital. In addition, he served on the Board of Directors of the Tel-Aviv Stock Exchange. Mr. Steinberg also served between 1999-2003 as Chief Executive Officer of Ilanot Batucha Investment House from the IDB Group, as well as a director of Maalot (the Israeli affiliate of Standard and Poor’s).Prior to that, Mr. Steinberg served as Managing Director of Etgar- Portfolio Management Trust Co. owned by Bank Mizrahi. He also served on the Advisory Boards of Mobileye Technologies and Novotrans Group SA. Mr. Steinberg serves on the Board of Directors of Leumi Partners Ltd. Mr. Steinberg studied Economics at Tel-Aviv University. To the best knowledge of the Company and the Company's Directors, Mr. Steinberg is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Arie Steinberg was born on 28.1.1965; I.D. No. 059222661; Citizenship: Israeli; Residing at: 8 Yiftach Street, Ramat Hasharon.

Mr. (Adv.) Ori Yaron was appointed to the Board of Directors of Partner in May 2014. Mr. Yaron practices law and manages Ilan Yaron Law Offices that specializes in the areas of insurance and torts. Mr. Yaron is a member of the Board of Directors of the Geophysics Institute and served from 2006 until 2007 as a member of the Board of Directors of Mekorot Development & Enterprise and from 2011 until 2014 as a member of the Board of Directors of Hozei Israel Ltd. Mr. Yaron holds a B.A. in Economics and an LL.B. both from Tel-Aviv University and is a member of the Israeli Bar Association. To the best knowledge of the Company and the Company's Directors, Mr. Yaron is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Ori Yaron was born on 2.11.1965; I.D. No. 022150213; Citizenship: Israeli; Residing at: 17A Baruch Agadati Street, Tel-Aviv.

Mr. Barak Pridor was appointed to the Board of Directors of Partner effective as of February 18, 2016. Mr. Pridor served from 2000 until 2011 as CEO of ClearForest, a software startup that was acquired by Thomson Reuters in 2007. Following the acquisition, Mr. Pridor continued to serve as CEO of ClearForest as well as an Executive Vice President at Thomson Reuters until 2011. Mr. Pridor serves as Chairman of the Board of Directors of Applicaster Ltd. from 2015 and as a director on the Board of Directors of Leadspace Ltd. from 2013, and as a director on the Board of Directors of Playbuzz Ltd. and of Sosa Tlv Ltd. from 2013. Mr. Pridor holds a B.Sc. in Mathematics and Computer Science from Tel Aviv University and a M.B.A. from INSEAD Business School. To the best knowledge of the Company and the Company's Directors, Mr. Pridor is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Barak Pridor was born on 23.6.1965; I.D. No. 059672915; Citizenship: Israeli; Residing at: 34 Kehilat Vilna Street, Ramat Hasharon.

It is proposed that at the AGM the following resolutions be adopted:

“RESOLVED: to re-elect Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman,  Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Arie Steinberg, Mr. Ori Yaron Mr. Barak Pridor and Mr. Yehuda Saban, to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association;

RESOLVED: (A) to approve the Compensation of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Yoav Rubinstein, Mr. Arieh Saban and Mr. Yehuda Saban and to approve and ratify the Compensation of Mr. Barak Pridor; (B) to approve and ratify the reimbursement of Reasonable Expenses of each of the directors listed above in clause (A); (C) to approve that the directors listed above in clause (A) will continue to benefit from the Company's existing D&O insurance policy; (D) to approve and ratify that Mr. Barak Pridor will benefit from the indemnification letter subject to the adoption of Resolution 5 below and (E) to approve that the directors listed above in clause (A) will be granted an Indemnification and Release Letter, (as set forth in Resolution 7 below) and that insofar as the AGM will not approve the Indemnification and Release Letter, the directors will continue to benefit from the existing indemnification letters which will continue in full force and effect;

RESOLVED: (A) to approve the Compensation of Ms. Osnat Ronen and Mr. Arie Steinberg; (B) to approve and ratify the reimbursement of Reasonable Expenses of Ms. Osnat Ronen and Mr. Arie Steinberg; (C) to approve that Ms. Osnat Ronen and Mr. Arie Steinberg will continue to benefit from the Company's existing D&O insurance policy; and (D) to approve that Ms. Osnat Ronen and Mr. Arie Steinberg will be granted an Indemnification and Release Letter, (as set forth in Resolution 7 below) and that insofar as the AGM will not approve the Indemnification and Release Letter, they will continue to benefit from their existing indemnification letters which will continue in full force and effect; and

RESOLVED: these resolutions are in the best interest of the Company.”

The Board of Directors recommends a vote FOR approval of these proposed resolutions

5.	Approval and ratification of the grant of an Indemnification Letter to Mr. Barak Pridor.

The Israeli Companies Law and the Company’s Articles of Association authorize the Company, subject to the required approvals, to indemnify and to undertake in advance to indemnify directors and other Office Holders (as such term is defined in the Israeli Companies Law) of the Company for liabilities or expenses an Office Holder will incur, as a result of an action or inaction by them in their capacity as an office holder of the Company, as described in the Proxy Statement.

At the Extraordinary General Meeting of shareholders held on October 17, 2013, the shareholders of the Company approved the grant of a revised indemnification letter (the “Revised Indemnification Letter”) to the directors nominated by S.B. and Scailex Corporation Ltd., who were serving on the Board of  Directors at that time, for serving as the Company's director, or as a director or office holder on behalf of the Company in other companies. The Revised Indemnification Letter is attached hereto as Annex “C” to the Proxy Statement. The grant of an indemnification letter to the rest of the directors currently serving on the Board of Directors - Dr. Michael Anghel, Mr. Barry Ben Zeev, Ms. Osnat Ronen and Mr. Arie Steinberg - was approved at the Annual General Meeting held on May 8, 2012.

According to the Revised Indemnification Letter, the aggregate indemnification amount payable by the Company to all indemnified persons pursuant to all letters of indemnification issued to them by the Company on or after October 17, 2013, which indemnification letters include a maximum indemnity amount substantially similar to the Maximum Indemnity Amount in the Revised Indemnification Letter, for any occurrence of an event set out in Schedule I to the Revised Indemnification Letter, will not exceed 25% of shareholders equity according to the latest reviewed or audited financial statements approved by Partner's Board of Directors prior to approval of the indemnification payment (the “Maximum Indemnity Amount”).

It should be noted that the relevant factors in line with Amendment No. 20 were considered in this matter, as set forth in the Proxy Statement.

This summary is qualified in its entirety by reference to the description in the Proxy Statement.

The Compensation Committee and the Board of Directors of the Company have resolved and recommended to the shareholders at the AGM to approve and ratify, the grant of an indemnification letter to Mr. Barak Pridor, resolved that the Maximum Indemnity Amount is reasonable given the circumstances and that the indemnification events listed in Schedule I of the Revised Indemnification Letter are anticipated in light of Partner’s current activities, and resolved that such resolutions are in the best interest of the Company. The Compensation Committee and the Board of Directors have noted the Personal Interest of Mr. Barak Pridor and the directors nominated by S.B. in this matter.

It is hereby proposed to issue to Mr. Barak Pridor, who was appointed as a director on February 18, 2016 (as described above under Resolution 4) and has not yet been issued an indemnification letter, with respect to his serving as a director in the Company or as a director or office holder on behalf of the Company in other companies, the Revised Indemnification Letter attached as Annex "C", effective February 18, 2016.

It is proposed that at the AGM the following resolutions be adopted:

“RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Barak Pridor and to provide him with the Revised Indemnification Letter;

RESOLVED: the Maximum Indemnity Amount is reasonable given the circumstances and that the indemnification events listed in Schedule I of the Revised Indemnification Letter are anticipated in light of Partner’s current activities; and

RESOLVED: these resolutions are in the best interest of the Company.”

The Board of Directors recommends a vote FOR approval of these proposed resolutions

6.	Amendment of the Company’s Articles of Association

The Company proposes to amend its Articles of Association to reflect certain legislative amendments to provisions that have changed or will change from time to time inter alia, amendment of the provisions with respect to insurance, indemnification and release to office holders. In light of the current business environment and the challenging period in the Israeli telecommunications market, the Company is of the opinion that its Office Holders should be provided with proper protection in order to allow them the necessary latitude in making business decisions while taking calculated risks in good faith and for the benefit of the Company.

This summary is qualified in its entirety by reference to the description in the Proxy Statement. The full text of the proposed amendments to Articles 33.2.6, 34.2.6 and 35.2 is annotated on the amended Articles of Association attached hereto as Annex “D”.

The Audit Committee and Board of Directors have resolved and recommended to the shareholders at the AGM, to approve the amendments to the Articles of Association, detailed in the form annotated on Annex “D” attached hereto, and noted that these amendments are in the best interest of the Company. The Audit Committee and Board of Directors noted that all the directors have a Personal Interest in these Articles.

It is proposed that at the AGM the following resolutions be adopted:

“RESOLVED: to approve the amendments to Articles 33.2.6, 34.2.6 and 35.2 of the Articles of Association, substantially in the form annotated on Annex “D” attached hereto, as follows:

RESOLVED: with respect to the insurance and indemnification of the Company's Office Holders, as described in item 6(i) of the Proxy Statement;

RESOLVED: with respect to release of the Company's Office Holders, as described in item 6(ii) of the Proxy Statement; and

RESOLVED: these resolutions are in the best interest of the Company.”

The Board of Directors recommends a vote FOR approval of these proposed resolutions

7.	Approval of a new indemnification and release letter to the Company's office holders:

The Company has granted its directors and other office holders (as such term is defined in the Israeli Companies Law) indemnification letters as detailed in Resolution 5. Subject to the approval of Resolutions 6 and 8 regarding amendments to the Company's Articles of Association and approval of a new Compensation Policy for Office Holders, the Company proposes to approve a new indemnification and release letter to be granted to the Company's Office Holders, to include, release of Office Holders from liability for breach of the duty of care towards the Company, that are serving at the date of the AGM and that will serve in the Company from time to time as well as other amendments detailed in the Indemnification and Release Letter attached hereto as Annex “E”.

The Indemnification and Release Letter is in line with prevailing market conditions, is in accordance with legal provisions in general and the Israeli Companies Law in particular and is in line with both the Company's Articles of Association (that changes to it are being brought for shareholder approval in Resolution 6) as well as the new Compensation Policy for Office Holders (that is being brought for shareholder approval in Resolution 8).

The Company's Compensation Committee and Board of Directors are of the opinion that the Indemnification and Release Letter includes an updated list of anticipated events for which it is customary to indemnify and the grant of release in advance to Office Holders of the Company from liability, entirely or partially, for damage caused and/or that will be caused to the Company, insofar as will be caused, in consequence of breach of duty of care toward the Company while acting in good faith, in their capacity as Office Holders to the extent that will be allowed at the time of the release by law. This will allow them to properly fulfil their duties while considering the entailed calculated risks and the responsibility imposed on them by law. The detailed events and the provision of release provide customary and accepted protection for the Office Holders in order to allow them the necessary latitude, in accordance with the law and to make business decisions for the benefit of the Company. However, release will not be given for a resolution or transaction in which the controlling shareholder or any office holder in the Company (including other Office Holders than the one being granted the release) has a personal interest.

This release from liability will be for amounts for which the Office Holders are not entitled to indemnification in accordance with the Company's D&O insurance policy.

This summary is qualified in its entirety by reference to the description in the Proxy Statement.

The Indemnification and Release Letter shall not cancel, derogate or constitute a waiver of any other indemnification that the Office Holder is entitled to in accordance with the provisions of any law or in accordance with any previous undertaking of the Company and/or previous agreement with the Company, insofar as the said undertaking is legally valid, and from any other resolution of the Company to grant indemnification to an Office Holder in the Company. It is clarified that the Company will not be obligated to indemnify an Office Holder for the same event, both in accordance with any previous undertaking (if and insofar as it will be valid) as well as in accordance with this Indemnification and Release Letter. In any case in which an Office Holder can be indemnified, by law, both in accordance with this Indemnification and Release Letter and a previous undertaking of the Company, the Company's Audit Committee (and insofar as the majority of its members have a Personal Interest, a special committee of two directors that do not have a Personal interest shall be formed) shall decide, subject to all legal provisions, according to which undertaking the Office Holder should be indemnified.

The Compensation Committee and Board of Directors have resolved and recommended to the shareholders at the AGM, to approve the proposed amendments to the indemnification letter, detailed in the form annotated on Annex “E” attached hereto, and noted that these amendments are in the best interest of the Company.

The Compensation Committee and Board of Directors noted the Personal Interest of the directors in receiving the Indemnification and Release Letter.

This summary is qualified in its entirety by reference to the description in the Proxy Statement.

It is proposed that at the AGM the following resolutions be adopted:

"RESOLVED: to approve the Indemnification and Release Letter, substantially in the form annotated on Annex “E”;

RESOLVED: to grant to all of the Office Holders of the Company the Indemnification and Release Letter, substantially in the form annotated on Annex “E”; and

RESOLVED: these resolutions is in the best interest of the Company.”

The Board of Directors recommends a vote FOR approval of these proposed resolutions

8.	To approve a new compensation policy for the Company's office holders;

 The Company last adopted a compensation policy for its Office Holders in October 17, 2013 ("Former Compensation Policy"). At least once every three years the Compensation Policy shall be submitted for the approval of the General Meeting of shareholders as required pursuant to the Israeli Companies Law.

Therefore, we propose adopting hereby, a new compensation policy for our Office Holders, substantially in the form attached hereto as Annex “F” (the "New Compensation Policy” or the "Policy”). For the shareholders' convenience, attached hereto as Annex “G” is an English convenience translation of the binding Hebrew Compensation Policy.

The summary below is qualified in its entirety by reference to the description in the Proxy Statement and the full text of the New Compensation Policy. For further details refer to the Proxy Statement and the wording of the New Compensation Policy. Capitalized terms referring to the Policy that are not defined herein, shall have the respective meanings ascribed to them in the Proxy Statement or the Policy, unless the context requires otherwise.

The Terms of Office and Employment of each of our Office Holders are to be determined on the basis of the Policy (the “Compensation" or the “Compensation Plan”) and shall be submitted for approval by our Compensation Committee, our Board of Directors and, if applicable, the General Meeting of shareholders, as required under the Israeli Companies Law.

The purpose of the Policy is to set guidelines for the manner of compensation of our Office Holders. Therefore, the indices presented in the Policy are intended to prescribe an adequately broad framework that shall enable our Compensation Committee and Board of Directors to formulate personal Compensation Plans for any Office Holder or a particular compensation component according to individual circumstances (including unique circumstances), according to the Company’s needs, in a manner that is congruent with the Company's benefit and the Company’s overall strategy over time. We deem our Office Holders as partners in the Company's success and the holistic approach to Office Holders’ Compensation derives from this view. It is hereby clarified that no statement in the Policy or herein purports to vest any right to the Office Holders to whom the principles of the Policy apply, or to any other third party, and not necessarily will use be made of all of the components and ranges presented in the Policy.

This summary is qualified in its entirety by reference to the description in the Proxy Statement.

The Compensation Committee and Board of Directors have noted the respective personal interests of all our directors in the resolutions below.

It is proposed that at the AGM the following resolutions be adopted:

“RESOLVED: to approve the New Compensation Policy in the form attached hereto as Annex “F”; and

RESOLVED: this resolution is in the best interest of the Company.”

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

For further details in respect of the items on the AGM agenda and the complete wording of the proposed resolutions, kindly see the Proxy Statement dated August 18, 2016 distributed with this Deed of Vote.

Place and time for review of the full wording of the proposed resolutions:

The Proxy Statement, distributed with this Deed of Vote, contains the full text of the proposed resolutions and will be available for review at the Company offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, Sunday-Thursday, from 9a.m. to 5p.m. (Israel time) following prior coordination at telephone number +972-54-7814191, until the time of the AGM, convened to approve the items on the agenda. In addition, the Proxy Statement is available on the websites: www.magna.isa.gov.il and www.maya.tase.co.il; and on the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml. The Proxy Statement includes additional information on the content of this Deed of Vote and it is important that the shareholders will also review it.

The required majority for the approval of each of the items on the agenda:
The required majority for the approval of item 1 on the agenda, which is not subject to the Regulations Procedure, and of items 4(i) and 4(iii) on the agenda, which are subject to the Regulations Procedure, is the vote of the holders of a majority of the Company's Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) participating in the AGM and voting on the matter. No vote is required in connection with the discussion of items 2-3 on the agenda.

The required majority for the approval of items 4(ii), 5, 7 and 8 on the agenda, which are subject to the Regulations Procedure, is the vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law, including section 268 of the Israeli Companies Law, “Controlling Party”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of these items, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

The vote of the holders of at least seventy five percent (75%) of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item 6 on the agenda; provided, that one of the following conditions is also fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not having a Personal Interest in the approval of the item participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

Notice of Disclosure of linkage (zika) and Restrictions under the License:

In the second part of this Deed of Vote there is a designated space for marking and detailing whether the shareholder has a Personal Interest in the resolution, the shareholder is a Controlling Party in the Company, is a Senior Office Holder or is an Institutional Investor (as the case may be), as set in the Israeli Companies Law and Deed of Vote Regulations. If a shareholder does not so mark or detail, the shareholder’s vote shall not be counted in respect of items 4(ii), 5,  6, 7 and 8 on the agenda.

Each shareholder is also required to indicate if any of the shareholder’s holdings in Partner or vote requires the consent of the Minister of Communications pursuant to Partner’s Licenses. If a shareholder does not so mark, the shareholder’s vote shall not be counted.

Validity of the Deed of Vote:

A Deed of Vote submitted by shareholders who hold their shares through a member in the Tel-Aviv Stock Exchange (the “Exchange”) will be valid only if accompanied by an ownership certificate. A Deed of Vote submitted by registered shareholders shall be valid only if accompanied by a copy of I.D., passport or incorporation certificate.

Following recent legislative changes, the Israeli Securities Authority has established an electronic voting system for shareholder meetings of publicly listed Israeli companies via its MAGNA system, following a registration process, no later than six hours before the time fixed for the AGM.

The Deed of Vote shall be submitted to the Company or mailed by registered mail, so it arrives to the Company’s offices no later than 4 hours prior to the time of the AGM or voted electronically as set forth above.

The Company’s address for submission of Deeds of Vote and Position Notices is:

Nomi Sandhaus, Adv., Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 4810302 Israel (kindly mark clearly “deed of vote” or “position notice” on the envelope).

The deadline for submission of Position Notices and the Board’s response to such Notices are:

The deadline for submission of Position Notices by the shareholders in respect of items 4-8 on the agenda is: September 18, 2016.

The deadline for submission of the Board of Directors’ response to Position Notices (if any) is: September 23, 2016.

Changes to the agenda and publication of Position Notices

After filing the Deed of Vote, changes to the AGM agenda may be made, including by adding an item to the agenda following a shareholder request (in accordance with Section 66(b) to the Israeli Companies Law) submitted to the Company no later than August 25, 2016 (seven (7) days following the date of filing the attached Proxy Statement). In such case, the Company will file an amended agenda and an amended Deed of Vote no later than September 01, 2016. The filing of an amended agenda will not require the change of the Record Date as set forth above and in the attached Proxy Statement. Additionally, Position Notices may be published, as stated above.

The Deed of Vote (or the amended Deed of Vote, if any) and Position Notices (if any) are available at the following websites:

Israel Securities Authority website: www.magna.isa.gov.il
Tel Aviv Stock Exchange website: www.maya.tase.co.il
U.S. Securities and Exchange Commission’s EDGAR System (only a convenience translation into English): http://www.sec.gov/edgar.shtml

Receipt of ownership certificates, Deeds of Vote and Position Notices:

A shareholder, whose shares are being held through a stock exchange member, is entitled to receive the ownership certificate in the branch of that stock exchange member or by the mail, if the shareholder requested. Such request shall be made in advance for a particular securities account.

A shareholder, whose shares are being held through an Exchange member, is entitled to receive from the stock exchange member who holds the share in the shareholder’s behalf, by e-mail, with no charge, a link to the text of the Deed of Vote and to the Position Notices posted on the Israel Securities Authority website, unless the shareholder notified the Exchange member that he is not interested in receipt of such link or he is interested in receipt of Deeds of Vote by mail (for charge). Shareholder’s notice in respect of Deeds of Vote shall apply to Position Notices as well.

One or more shareholders holding shares conferring in the aggregate at least five percent of the Company’s voting rights and shareholders holding the same rate of the Company’s voting rights not held by the Company’s "Controlling Party" (as stated in Section 268 of the Israeli Companies Law), are entitled to review the Deeds of Votes as detailed in Regulation 10 of the Deeds of Vote Regulations.

As of August 17, 2016 the amount of shares equivalent to five percent of the Company’s voting rights (excluding treasury shares) is: 7,949,409 Ordinary Shares.

As of August 17, 2016, the amount of shares equivalent to five percent of the Company’s voting rights (excluding treasury shares) not held by the Company’s Controlling Party (as stated in Section 268 of the Israeli Companies Law) is: 5,546,909 Ordinary Shares.

Marking of Vote in the Deed of Vote:

Shareholder shall mark the shareholder's vote regarding each item on the agenda which is subject to the Regulations Procedure (items 4-8), in the second part of this Deed of Vote. For the shareholder’s convenience, the shareholder’s vote regarding item 1 on the agenda, which is not subject to the Regulations Procedure, may be marked in the second part of this document. No vote is required in connection with the discussion of items 2-3 on the agenda.

Partner Communications Company Ltd.

Date: _________, 2016

Addendum

Deed of Vote - Part II

In accordance with Regulation 5(a) of the Companies Regulations (Deeds of Vote and Position Notices) 2005

Name of the Company: Partner Communications Company Ltd. (the “Company”)

The Company’s address (for submitting and sending Deeds of Vote and Position Papers): Nomi Sandhaus, Adv., Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 4810302 Israel (kindly mark clearly "deed of vote" or "position paper" on the envelope)

Company’s registration number: 520044314

Time of the meeting: Wednesday, September 28, 2016 at 14:00 Israel time.

Type of meeting: Annual General Meeting

The Record Date: August 23, 2016.

Note - In parallel to distribution of this Deed of Vote, a Hebrew version of a Deed of Vote (ktav hatzba'a) per Israeli requirements will be distributed among the shareholders. The shareholders are requested to send only one version of a Deed of Vote (an English version or a Hebrew version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company’s secretary), the vote shall be disqualified.

Shareholder’s Details:
Name of shareholder: _______________________________________
I.D. number: ______________________________________________
In case the shareholder does not hold an Israeli I.D.:
Passport number: __________________________________________
The country issuing the passport: _________________
Valid until: ____________________________________________
In case the shareholder is an entity:
Entity registration number: _______________________________
      Country of organization: ___________________________________

Item No.	Subject of the Resolution	Vote[1]
In respect of a transaction’s approval pursuant to sections 255, 267A and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) or in respect of an amendment to the Articles of Association regarding release, indemnification or insurance (section 262(b) of the Israeli Companies Law) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”[2]?

		For	Against	Abstain	Yes[3]	No
1)
Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting.

This item is not subject to the Regulations Procedure.
Irrelevant
2)
Discussion of the auditor’s remuneration for the year ended December 31, 2015, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2015.

This item is not subject to the Regulations Procedure.
		Irrelevant			Irrelevant
3)
Discussion of the Company’s audited financial statements for the year ended December 31, 2015 and the report of the Board of Directors for such period.

This item is not subject to the Regulations Procedure.
		Irrelevant			Irrelevant

1 If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the “Personal Interest” or the “Controlling Party” Interest (as the case may be), or an X is marked in both columns, the vote shall be disqualified.
2 Kindly provide details regarding the nature of your “Personal Interest” in the resolution, why do you constitute a “Controlling Party” in the Company, you are a “Senior Office Holder” or an “Institutional Investor” (as the case may be), at the designated space below the table (on page 5). “Personal Interest” is defined in Section 1 of the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest”. “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers to the definition of “Control” in Section 1 of the Israeli Securities Law (1968), as amended, defining "Control" as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person is controlling a company if said person "holds" (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint the directors or the general manager of that company. For approval of the resolutions regarding the detailed items, any shareholders holding 25% or more of the voting rights in a company will be deemed a “Controlling Party”. Two or more persons holding voting rights in a company whereas each of them has a personal interest in approving a certain transaction would be deemed “holding together”. According to section 37 (d) of the Securities Law, a “Senior Office Holder” is, generally, a general manager, chief executive officer, deputy managing director, deputy director general, all  fulfilling such a role in the company even if his title is different, a director, or manager directly subordinated to the general manager; as well as chairman of the board, an alternate director, an individual appointed under section 236 of the Israeli Companies Law on behalf of the corporation who is a director, controller, an internal auditor, independent authorized signatory, and anyone fulfilling such a role, even if his job title is different, and a Senior Office Holder of a corporation controlled by the corporation, which has a significant impact on the corporation and any individual employed by a corporation in another position, holding  five percent or more of the nominal value of the issued share capital or voting rights. “Institutional Investor” - shall have the meaning defined in section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting), 2009, and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law, 1994.

Item No.	Subject of the Resolution	Vote[1]
In respect of a transaction’s approval pursuant to sections 255, 267A and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) or in respect of an amendment to the Articles of Association regarding release, indemnification or insurance (section 262(b) of the Israeli Companies Law) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”[2]?

		For	Against	Abstain	Yes[3]	No
4)	(i)
Approval of the re-election of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman,  Mr. Yoav Rubinstein, Mr. Arieh Saban ,Mr. Ori Yaron, Mr. Yehuda Saban, Mr. Arie Steinberg and Mr. Barak Pridor to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association.

(ii)
(A) approval of the Compensation of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman,  Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yehuda Saban and Mr. Ori Yaron and approval and ratification of the Compensation of Mr. Barak Pridor; (B) approval and ratification of the reimbursement of Reasonable Expenses of each of the directors listed above in clause (A); (C) approval that the directors listed above in clause (A) will continue to benefit from the Company's existing D&O insurance policy ; (D) approval and ratification that Mr. Barak Pridor will benefit from the indemnification letter subject to the adoption of Resolution 5 below; and (E) approval that the directors listed above in clause (A) who have indemnification letters will continue to benefit from the indemnification thereunder and will be granted a new indemnification and release letter, (as set forth in Resolution 7 below);

(iii)
(A) approval of the Compensation of  Ms. Osnat Ronen and Mr. Arie Steinberg; (B) approval and ratification of the reimbursement of Reasonable Expenses of Ms. Osnat Ronen and Mr. Arie Steinberg; (C) approval that Ms. Osnat Ronen and Mr. Arie Steinberg will continue to benefit from the Company's existing D&O insurance policy; and (D) approval that Ms. Osnat Ronen and Mr. Arie Steinberg who have indemnification letters will continue to benefit from the indemnification thereunder and be granted a new indemnification and release letter subject to the adoption of Resolution 7.
Irrelevant
This item is subject to the Regulations Procedure.
5)	Approval and ratification of the grant of an indemnification letter to Mr. Barak Pridor. This item is subject to the Regulations Procedure.
6)	Approval of the amendments to provisions of the Company’s Articles of Association. This item is subject to the Regulations Procedure.
7)	Approval of a new indemnification and release letter to the Company's Office Holders. This item is subject to the Regulations Procedure.
8)	Approval of a new Compensation Policy for the Company's Office Holders. This item is subject to the Regulations Procedure.

3 If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the “Personal Interest” or the “Controlling Party” Interest (as the case may be), or an X is marked in both columns, the vote shall be disqualified.

Regarding the resolutions on items 4(ii), 5, 6, 7 and 8 why do I have a “Personal Interest” in the resolutions, why do I constitute a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”?

Deeds of Vote submitted by shareholders who hold their shares through an Exchange member (under section 177(1) of the Israeli Companies Law) will be valid only if accompanied by an ownership certificate.
Deeds of Vote submitted by shareholders registered in the Company’s Shareholders Register will be valid only if accompanied by a copy of I.D., passport or organization certificate.

You must mark one of the following two boxes (if an X is not marked in either box, or if an X is marked in both boxes, or if an X is marked in the NO box but no number of shares is provided, the vote shall be disqualified)4:

☐	Yes. I approve the declaration below.
☐
No. I do not approve the declaration below. I hold, together with others, ________ Ordinary Shares of Partner.

I declare that my holdings and my vote DO NOT require the consent of the Israeli Minister of Communications pursuant to (i) Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”); or (ii) any other license granted to Partner, directly or indirectlye.

For your convenience, a translation of sections 21-24 to the License is attached as Annex “H” to the Proxy Statement distributed with this Deed of Vote.

_______________________ Signature Name (Print): ___________ Title: __________________ Date: __________________

4 In the event that the shareholder is an “Interested Party”, as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Vote should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently

5 Under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

DEED OF AUTHORIZATION

To:             Partner Communications Company Ltd. (the “Company”)

Attn:          Nomi Sandhaus, Adv., Company Secretary

Re: Annual General Meeting of Shareholders to be held on
Wednesday, September 28, 2016 (the “Meeting”)

I, the undersigned1, _________________________, (Identification No./Registration No. ________________), of ____________________________________________, being a registered holder of ______________________2 Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares") of the Company, hereby authorize _________________, Identification No. _______________3, to participate and vote in my stead and on my behalf at the Meeting and in any adjournment thereof, inter-alia, with respect to any adjournment of discussion or resolution of any of the issues detailed on the Meeting agenda, until I shall otherwise notify you.

I declare and detail in the designated space below, in connection with the resolutions on items 4(ii), 5, 6, 7, and 8  whether I have a “Personal Interest” in the resolutions, or whether I am a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”:4

[1]	Name of shareholder.

[2]	A shareholder is entitled to give several Deeds of Authorization, each of which refers to a different quantity of Ordinary Shares of the Company held by the shareholder, so long as the shareholder shall not give Deeds of Authorization with respect to an aggregate number of Ordinary Shares exceeding the total number of shares held by him.

[3]	In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country in which the passport was issued.

[4]	Kindly provide details regarding the nature of your “Personal Interest” in the resolution, why do you constitute a “Controlling Party” in the Company, you are a “Senior Office Holder” or an “Institutional Investor” (as the case may be), at the designated space below the table (on page 7). “Personal Interest” is defined in Section 1 of the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest”. “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers to the definition of “Control” in Section 1 of the Israeli Securities Law (1968), as amended, defining "Control" as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person is controlling a company if said person "holds" (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint the directors or the general manager of that company. For approval of the resolutions regarding the detailed items, any shareholders holding 25% or more of the voting rights in a company will be deemed a “Controlling Party”. Two or more persons holding voting rights in a company whereas each of them has a personal interest in approving a certain transaction would be deemed “holding together”. According to section 37 (d) of the Securities Law, a “Senior Office Holder” is, generally, a general manager, chief executive officer, deputy managing director, deputy director general, all fulfilling such a role in the company even if his title is different, a director, or manager directly subordinated to the general manager; as well as chairman of the board, an alternate director, an individual appointed under section 236 of the Israeli Companies Law on behalf of the corporation who is a director, controller, an internal auditor, independent authorized signatory, and anyone fulfilling such a role, even if his job title is different, and a Senior Office Holder of a corporation controlled by the corporation, which has a significant impact on the corporation and any individual employed by a corporation in another position, holding five percent or more of the nominal value of the issued share capital or voting rights. “Institutional Investor” - shall have the meaning defined in section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting), 2009, and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law, 1994.

Item No.	Subject of the Resolution	Vote[5]
In respect of a transaction’s approval pursuant to sections 255, 267A and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) or in respect of an amendment to the Articles of Association regarding release, indemnification or insurance (section 262(b) of the Israeli Companies Law) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”[6]?

		For	Against	Abstain	Yes[7]	No
1)
Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting.

This item is not subject to the Regulations Procedure.
Irrelevant
2)
Discussion of the auditor’s remuneration for the year ended December 31, 2015, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2015.

This item is not subject to the Regulations Procedure.
		Irrelevant			Irrelevant
3)
Discussion of the Company’s audited financial statements for the year ended December 31, 2015 and the report of the Board of Directors for such period.

This item is not subject to the Regulations Procedure.
		Irrelevant			Irrelevant

2

Item No.	Subject of the Resolution	Vote[5]
In respect of a transaction’s approval pursuant to sections 255, 267A and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) or in respect of an amendment to the Articles of Association regarding release, indemnification or insurance (section 262(b) of the Israeli Companies Law) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”[6]?

		For	Against	Abstain	Yes[7]	No
4)	(i)
Approval of the re-election of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman,  Mr. Yoav Rubinstein, Mr. Arieh Saban ,Mr. Ori Yaron, Mr. Yehuda Saban, Mr. Arie Steinberg and Mr. Barak Pridor to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association.

(ii)
(A) approval of the Compensation of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman,  Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yehuda Saban and Mr. Ori Yaron and approval and ratification of the Compensation of Mr. Barak Pridor; (B) approval and ratification of the reimbursement of Reasonable Expenses of each of the directors listed above in clause (A); (C) approval that the directors listed above in clause (A) will continue to benefit from the Company's existing D&O insurance policy; (D) approval and ratification that Mr. Barak Pridor will benefit from the indemnification letter subject to the adoption of Resolution 5 below; and (E) approval that the directors listed above in clause (A) who have indemnification letters will continue to benefit from the indemnification thereunder and will be granted a new indemnification and release letter, (as set forth in Resolution 7 below);

(iii)
(A) approval of the Compensation of  Ms. Osnat Ronen and Mr. Arie Steinberg; (B) approval and ratification of the reimbursement of Reasonable Expenses of Ms. Osnat Ronen and Mr. Arie Steinberg; (C) approval that Ms. Osnat Ronen and Mr. Arie Steinberg will continue to benefit from the Company's existing D&O insurance policy; and (D) approval that Ms. Osnat Ronen and Mr. Arie Steinberg who have indemnification letters will continue to benefit from the indemnification thereunder and be granted a new indemnification and release letter subject to the adoption of Resolution 7.
Irrelevant
This item is subject to the Regulations Procedure.
5)	Approval and ratification of the grant of an indemnification letter to Mr. Barak Pridor. This item is subject to the Regulations Procedure.
6)	Approval of the amendments to provisions of the Company’s Articles of Association. This item is subject to the Regulations Procedure.
7)	Approval of a new indemnification and release letter to the Company's Office Holders. This item is subject to the Regulations Procedure.
8)	Approval of a new Compensation Policy for the Company's Office Holders. This item is subject to the Regulations Procedure.

5 If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the “Personal Interest” or the “Controlling Party” Interest (as the case may be), or an X is marked in both columns, the vote shall be disqualified.
6 Kindly provide details regarding the nature of your “Personal Interest” in the resolution, why do you constitute a “Controlling Party” in the Company, you are a “Senior Office Holder” or an “Institutional Investor” (as the case may be), at the designated space below the table (on page 5). “Personal Interest” is defined in Section 1 of the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest”. “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers to the definition of “Control” in Section 1 of the Israeli Securities Law (1968), as amended, defining "Control" as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person is controlling a company if said person "holds" (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint the directors or the general manager of that company. For approval of the resolutions regarding the detailed items, any shareholders holding 25% or more of the voting rights in a company will be deemed a “Controlling Party”. Two or more persons holding voting rights in a company whereas each of them has a personal interest in approving a certain transaction would be deemed “holding together”. According to section 37 (d) of the Securities Law, a “Senior Office Holder” is, generally, a general manager, chief executive officer, deputy managing director, deputy director general, all  fulfilling such a role in the company even if his title is different, a director, or manager directly subordinated to the general manager; as well as chairman of the board, an alternate director, an individual appointed under section 236 of the Israeli Companies Law on behalf of the corporation who is a director, controller, an internal auditor, independent authorized signatory, and anyone fulfilling such a role, even if his job title is different, and a Senior Office Holder of a corporation controlled by the corporation, which has a significant impact on the corporation and any individual employed by a corporation in another position, holding  five percent or more of the nominal value of the issued share capital or voting rights. “Institutional Investor” - shall have the meaning defined in section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting), 2009, and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law, 1994.
7 If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the “Personal Interest” or the “Controlling Party” Interest (as the case may be), or an X is marked in both columns, the vote shall be disqualified.

3

In connection with the resolutions on items 4(ii), 5, 6, 7 and 8 why do I have a “Personal Interest” in the resolutions, or why do I constitute a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”?

You must mark one of the following two boxes (if an X is not marked in either box, or if an X is marked in both boxes, or if an X is marked in the NO box but no number of shares is provided, the vote shall be disqualified)8:

☐	Yes. I approve the declaration below.
☐
No. I do not approve the declaration below. I hold, together with others, ________ Ordinary Shares of Partner.

I declare that my holdings and my vote DO NOT require the consent of the Israeli Minister of Communications pursuant to (i) Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”)[9]; or (ii)  any other license granted, directly or indirectly, to Partner[10].

_______________________ Signature Name (Print): ___________ Title: __________________ Date: __________________

8 In the event that the shareholder is an “Interested Party,” as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Authorization should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.
9 A translation of sections 21-24 of the License is attached as Annex “H” to the Proxy Statement distributed with this Deed of Authorization.
10  Under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

          Dated: August 17, 2016